UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No.1)

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Funtalk China Holdings Limited

(Name of the Issuer)

Funtalk China Holdings Limited
Fortress Group Limited
Fortress Merger Sub Limited
ARC Capital Holdings Limited
ARCH Digital Holdings Ltd.
Golden Meditech Holdings Limited
GM Investment Company Limited
Kuo Zhang
Nana Gong
Sinowill Holdings Limited
Dongping Fei
Huge Harvest Enterprises Limited
Hengyang Zhou
Kingstate Group Limited
Francis Kwok Cheong Wan
Trend Focus Limited
Capital Ally Investments Limited
PAG Asia I LP
(Names of Persons Filing Statement)

Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)
G36993106
(CUSIP Number)

Funtalk China Holdings Limited 21/F, Block D, The Place Tower No. 9 Guanghua Road Chaoyang District, Beijing, 100020 People’s Republic of China Attention: Dongping Fei +86 (10) 5709-1100	PAG Asia I LP 32/F, AIA Central 1 Connaught Road, Central Hong Kong Attention: David J Kim +852 3719-6300
Kuo Zhang, Nana Gong, Sinowill Holdings Limited, Dongping Fei, Huge Harvest Enterprises Limited, Hengyang Zhou, Kingstate Group Limited, Francis Kwok Cheong Wan, Trend Focus Limited, Capital Ally Investments Limited
c/o Funtalk China Holdings Limited
21/F, Block D, The Place Tower
No. 9 Guanghua Road
Chaoyang District, Beijing, 100020
People’s Republic of China
Attention: Dongping Fei
+86 (10) 5709-1100

ARC Capital Holdings Limited and ARCH Digital Holdings Ltd. 32/F, AIA Central 1 Connaught Road, Central, Hong Kong Attention: Allan Liu +852 3719-6300		Golden Meditech Holdings Limited and GM Investment Company Limited 48/F, Bank of China Tower 1 Garden Road, Central, Hong Kong Attention: Kong Kam Yu Sammy +852 3605-8180

Fortress Group Limited
c/o Funtalk China Holdings Limited
21/F, Block D, The Place Tower
No. 9 Guanghua Road
Chaoyang District, Beijing, 100020
People’s Republic of China
Attention: Dongping Fei
+86 (10) 5709-1100

Fortress Merger Sub Limited
c/o Funtalk China Holdings Limited
21/F, Block D, The Place Tower
No. 9 Guanghua Road
Chaoyang District, Beijing, 100020
People’s Republic of China
Attention: Dongping Fei
+86 (10) 5709-1100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Michael V. Gisser, Esq. Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 1 Jianguomenwai Avenue Beijing 100004 People’s Republic of China	David T. Zhang, Esq. Latham & Watkins 18th Floor, One Exchange Square 8 Connaught Place, Central,Hong Kong

Sang Jin Han, Esq. Cleary Gottlieb Steen & Hamilton LLP c/o Cleary Gottlieb Steen & Hamilton (Hong Kong) 39th Floor, Bank of China Tower 1 Garden Road, Central, Hong Kong	Kathryn King Sudol, Esq. Simpson Thacher & Bartlett LLP 35th Floor, ICBC Tower 3 Garden Road, Central, Hong Kong

This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐	The filing of a registration statement under the Securities Act of 1933.

c	☐	A tender offer

d	☑	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee
Transactional Valuation*	Amount of Filing Fee**
$108,844,762	$12,637

* Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $7.20 for 13,804,869 outstanding ordinary shares of the issuer subject to the transaction, plus (b) the product of 1,812,909 options to purchase ordinary shares multiplied by $1.57 per option (which is the difference between $7.20 per share merger consideration and the weighted average exercise price of $5.63 per share, plus (c) the product of 3,000,585 warrants to purchase ordinary shares multiplied by $2.20 per warrant (which is the difference between $7.20 per share merger consideration and the exercise price of $5.00 per share ((a) to (c) together, the “Transaction Valuation”).

** The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #5 for Fiscal Year 2011, was calculated by multiplying the Transaction Valuation by 0.0001161.

☑  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,415.21
Form or Registration No.: F-1
Filing Party: Funtalk China Holdings Limited
Date Filed: July 9, 2010

INTRODUCTION

This Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Funtalk China Holdings Limited, a Cayman Islands company (the “Company”), the issuer of the registered ordinary shares, par value $0.001 per share (each, a “Share” and collectively, the “Shares”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Fortress Group Limited, a Cayman Islands company (“Parent”); (c) Fortress Merger Sub Limited, a Cayman Islands company and wholly owned subsidiary of Parent (“Merger Sub”); (d) ARC Capital Holdings Limited, a Cayman Islands company; (e) ARCH Digital Holdings Ltd., a British Virgin Islands corporation; (f) Golden Meditech Holdings Limited, a Cayman Islands company; (g) GM Investment Company Limited, a Hong Kong corporation; (h) Mr. Kuo Zhang, chairman of the board of directors of the Company; (i) Ms. Nana Gong, the wife of Mr. Kuo Zhang; (j) Sinowill Holdings Limited, a British Virgin Islands corporation; (k) Mr. Dongping Fei, chief executive officer of the Company; (l) Huge Harvest Enterprises Limited, a British Virgin Islands corporation; (m) Mr. Hengyang Zhou, executive president of Beijing Funtalk Century Technology Group Company Limited, an indirect wholly owned subsidiary of the Company; (n) Kingstate Group Limited, a British Virgin Islands corporation; (o) Mr. Francis Kwok Cheong Wan, senior vice president of corporate investor relations of the Company; (p) Trend Focus Limited, a British Virgin Islands corporation; (q) Capital Ally Investments Limited, a British Virgin Islands corporation; and (r) PAG Asia I LP, a Cayman Islands limited partnership.

On May 31, 2011, Parent, Merger Sub and the Company entered into an agreement and plan of merger providing for the merger of Merger Sub with and into the Company (the “merger”), with the Company continuing as the surviving company after the Merger as a wholly owned subsidiary of Parent. Parent and Merger Sub are beneficially owned by ARC Capital Holdings Limited, Golden Meditech Holdings Limited, Mr. Kuo Zhang, Ms. Nana Gong, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan.

Under the terms of the merger agreement, at the effective time of the merger, each outstanding Share will be cancelled in exchange for the right to receive $7.20 in cash without interest, excluding (a) Shares beneficially owned by any of the Filing Persons prior to the effective time of the merger (the “Consortium Shares”), which will be cancelled for no consideration and (b) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their appraisal rights under the Cayman Companies Law (the “Dissenters Shares”), which will be cancelled for their appraised or other agreed value.

In addition, each outstanding, vested and unexercised option to purchase Shares under the Company’s 2010 Share Incentive Plan (the “Company Option Plan”) will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, a cash amount equal to the number of Shares underlying such option immediately prior to the effective time of the merger multiplied by the amount by which $7.20 exceeds the exercise price per Share of such vested option. Each outstanding unvested option to purchase Shares under the Company Option Plan will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, a restricted cash award in an amount equal to the number of Shares underlying such option multiplied by the amount by which $7.20 exceeds the exercise price per Share of such unvested option. Such restricted cash awards will be subject to the same vesting conditions applicable to the unvested options without giving effect to the merger and any such restricted cash awards will not be transferable, provided that each restricted cash award shall automatically become fully vested immediately upon termination of its holder’s employment with the surviving company or its affiliate within twelve (12) months of the effective time of the merger without cause, unless provided otherwise in the applicable agreement in respect of such restricted cash award. On the date that the unvested options would have become vested without giving effect to the merger, such corresponding portion of the restricted cash award will be delivered to the holder of such restricted cash award, less any applicable withholding taxes.

1

Furthermore, each outstanding and unexercised warrant to purchase Shares (the “Company Warrant”) will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, a cash amount equal to the number of Shares underlying the Company Warrant multiplied by the amount by which $7.20 exceeds the exercise price per Share of the Company Warrant.

Finally, each outstanding and unexercised unit purchase option to purchase Shares and a Company Warrant will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, a cash amount equal to the excess, if any, of (a)(i) $7.20 plus (ii) the number of Shares underlying the Company Warrant issuable under such unit purchase option multiplied by the amount by which $7.20 exceeds the exercise price per Share of the Company Warrant over (b) the exercise price of such unit purchase option. Given that the exercise price of each such unit purchase option is $10.00, the exercise price of the Company Warrants under each such unit purchase option is $10.00 and the merger consideration is only $7.20 per Share, each such unit purchase option will be cancelled for no consideration at the effective time of the merger.

The merger remains subject to the satisfaction or waiver of the conditions set forth in the merger agreement, including obtaining the requisite approval of the shareholders of the Company. The merger agreement must be approved by an affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at the extraordinary general meeting of shareholders of the Company.

The Company will make available to its shareholders a proxy statement (the “Proxy Statement,” a copy of which is attached as Exhibit (a)(1) to this Transaction Statement), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to adopt the merger agreement and approve the transactions contemplated by the merger agreement, including the merger. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

The filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person, or that any other Filing Person is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 1	Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

Item 2	Subject Company Information

(a)           Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

2

•	“Summary Term Sheet—The Parties Involved in the Merger”

(b)           Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“The Extraordinary General Meeting—Record Date; Shares Entitled to Vote”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(c)           Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s Shares, Dividends and Other Matters”

(d)           Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s Shares, Dividends and Other Matters”

(e)           Prior Public Offering. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares”

(f)           Prior Stock Purchase. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares”

Item 3	Identity and Background of Filing Person

(a)           Name and Address. Funtalk China Holdings Limited is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

 (b)           Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

(c)           Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

3

Item 4	Terms of the Transaction

(a)-(1)           Material Terms. Not applicable.

(a)-(2)           Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors”

•	“The Extraordinary General Meeting”

•	“The Merger Agreement”

•	“Material U.S. Federal Income Tax Consequences”

•	“Material PRC Income Tax Consequences”

•	“Material Cayman Islands Tax Consequences”

•	“Annex A—Agreement and Plan of Merger”

(c)           Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(d)           Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Appraisal Rights of Shareholders”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Dissenters’ Rights”

•	“ANNEX C—Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) – Section 238”

(e)           Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Provisions for Unaffiliated Security Holders”

4

(f)           Eligibility of Listing or Trading. Not applicable.

Item 5	Past Contracts, Transactions, Negotiations and Agreements

(a)           Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Related Party Transactions”

•	“Transactions in the Shares”

 (b)           Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Purpose of and Reasons for the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(c)           Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(e)           Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Voting by Continuing Shareholders at the Extraordinary General Meeting”

5

•	“The Merger Agreement”

•	“Transactions in the Shares”

•	“Annex A—Agreement and Plan of Merger”

Item 6	Purposes of the Transaction and Plans or Proposals

(b)           Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Purpose of and Reasons for the Merger”

•	“Special Factors—Effect of the Merger on the Company”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Merger”

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Summary Term Sheet—Financing of the Merger”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Purpose of and Reasons for the Merger”

•	“Special Factors—Effect of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

6

•	“Annex A—Agreement and Plan of Merger”

Item 7	Purposes, Alternatives, Reasons and Effects

(a)           Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Purpose of and Reasons for the Merger”

(b)           Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Filing Persons as to the Fairness of the Merger”

•	“Special Factors—Purpose of and Reasons for the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

(c)           Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Filing Persons as to the Fairness of the Merger”

•	“Special Factors—Purpose of and Reasons for the Merger”

•	“Special Factors—Effect of the Merger on the Company”

(d)           Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

7

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Effect of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

•	“Material U.S. Federal Income Tax Consequences”

•	“Material PRC Income Tax Consequences”

•	“Material Cayman Islands Tax Consequences”

•	“Annex A—Agreement and Plan of Merger”

Item 8	Fairness of the Transaction

(a)-(b)           Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Independent Committee and the Board of Directors”

•	“Summary Term Sheet—Position of Buyer Filing Persons as to Fairness”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Filing Persons as to the Fairness of the Merger”

•	“Special Factors—Opinion of the Independent Committee’s Financial Advisor”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex B—Opinion of Merrill Lynch (Asia Pacific) Limited as Financial Advisor”

(c)           Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Shareholder Vote Required to Adopt the Merger Agreement”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

8

•	“The Extraordinary General Meeting—Vote Required”

(d)           Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Opinion of the Independent Committee’s Financial Advisor”

(e)           Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Independent Committee and the Board of Directors”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

(f)           Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

Item 9	Reports, Opinions, Appraisals and Negotiations

(a)           Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Opinion of the Independent Committee’s Financial Advisor”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Opinion of the Independent Committee’s Financial Advisor”

•	“Special Factors—Financial Analysis Provided by Citi to the Continuing Shareholders”

•	“Annex B—Opinion of Merrill Lynch (Asia Pacific) Limited as Financial Advisor”

(b)           Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Opinion of the Independent Committee’s Financial Advisor”

9

•	“Special Factors—Financial Analysis Provided by Citi to the Continuing Shareholders”

•	“Annex B—Opinion of Merrill Lynch (Asia Pacific) Limited as Financial Advisor”

(c)           Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.

Item 10	Source and Amount of Funds or Other Consideration

(a)           Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(b)           Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing”

(c)           Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Special Factors—Fees and Expenses”

(d)           Borrowed Funds. Not applicable.

Item 11	Interest in Securities of the Subject Company

(a)           Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

10

(b)           Securities Transaction. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares”

Item 12	The Solicitation or Recommendation

(d)           Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Voting by Continuing Shareholders at the Extraordinary General Meeting”

•	“The Extraordinary General Meeting—Vote Required”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(e)           Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Independent Committee and the Board of Directors”

•	“Summary Term Sheet—Position of Buyer Filing Persons as to Fairness”

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Filing Persons as to the Fairness of the Merger”

•	“The Extraordinary General Meeting—Our Board’s Recommendation”

Item 13	Financial Statements

(a)           Financial Information. The audited financial statements of the Company for the year ended March 31, 2010 are incorporated herein by reference to the Company’s Form 20-F for the year ended March 31, 2010, as amended, originally filed on September 7, 2010 (see page F-1 and following pages).

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Financial Information”

•	“Where You Can Find More Information”

(b)           Pro Forma Information. Not applicable.

11

Item 14	Persons/Assets, Retained, Employed, Compensated or Used

(a)           Solicitation or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“The Extraordinary General Meeting—Solicitation of Proxies”

(b)           Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

Item 15	Additional Information

(b)           Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16	Exhibits

(a)-(1) Preliminary Proxy Statement of the Company dated _____________, 2011 (the “Proxy Statement”).

(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4) Press Release issued by the Company, dated May 31, 2011, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on May 31, 2011.

(b)-(1) Subscription Agreement, dated as of May 31, 2011, by and among Parent, ARCH Digital Holdings Ltd., Capital Ally Investments Limited, GM Investment Company Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited, Trend Focus Limited and PAG Asia I LP, incorporated herein by reference to Exhibit B to Amendment No. 5 to the Schedule 13D filed by ARCH Digital Holdings Ltd., ARC Capital Holdings Limited and ARC Capital Partners Limited with the Securities and Exchange Commission on June 1, 2011.

(c)-(1) Discussion Materials prepared by Citigroup Global Markets Asia Limited for discussion with the Continuing Shareholders, dated March 24, 2011.*

(c)-(2) Opinion of Merrill Lynch (Asia Pacific) Limited, dated May 30, 2011, incorporated herein by reference to Annex B of the Proxy Statement.

(c)-(3) Discussion Materials prepared by Merrill Lynch (Asia Pacific) Limited for discussion with the independent committee of the board of directors of the Company, dated May 30, 2011.*

(c)-(4) Preliminary Discussion Materials prepared by Citigroup Global Markets Asia Limited for discussion with Merrill Lynch (Asia Pacific) Limited, dated May 2011.*

(d)-(1) Agreement and Plan of Merger, dated as of May 31, 2011, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the Proxy Statement.

12

(d)-(2) Consortium Agreement, dated as of March 25, 2011, by and among ARCH Digital Holdings Ltd., Capital Ally Investments Limited, GM Investment Company Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited and Trend Focus Limited, incorporated herein by reference to Exhibit 99.(C) to Amendment No. 3 to the Schedule 13D filed by ARCH Digital Holdings Ltd., ARC Capital Holdings Limited and ARC Capital Partners Limited with the Securities and Exchange Commission on March 28, 2011.

(d)-(3) Limited Guaranty, dated as of May 31, 2011, by PAG Asia I LP in favor of the Company.*

(d)-(4) Limited Guaranty, dated as of May 31, 2011, by ARCH Digital Holdings Ltd. and ARC Capital Partners Limited in favor of the Company, incorporated herein by reference to Exhibit C to Amendment No. 5 to the Schedule 13D filed by ARCH Digital Holdings Ltd., ARC Capital Holdings Limited and ARC Capital Partners Limited with the Securities and Exchange Commission on June 1, 2011.

(d)-(5) Limited Guaranty, dated as of May 31, 2011, by Capital Ally Investments Limited, Golden Meditech Holdings Limited, Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan in favor of the Company, incorporated herein by reference to Exhibit D to Amendment No. 6 to the Schedule 13D filed by Capital Ally Investments Limited, GM Investment Company Limited, Style Technology Development Limited, Golden Meditech Holdings Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited, Trend Focus Limited, Ms. Nana Gong, Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan with the Securities and Exchange Commission on June 1, 2011.

(d)-(6) Limited Guaranty, dated as of May 31, 2011, by GM Investment Company Limited and Golden Meditech Holdings Limited in favor of the Company, incorporated herein by reference to Exhibit E to Amendment No. 6 to the Schedule 13D filed by Capital Ally Investments Limited, GM Investment Company Limited, Style Technology Development Limited, Golden Meditech Holdings Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited, Trend Focus Limited, Ms. Nana Gong, Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan with the Securities and Exchange Commission on June 1, 2011.

(d)-(7) Limited Guaranty, dated as of May 31, 2011, by Sinowill Holdings Limited and Mr. Kuo Zhang in favor of the Company, incorporated herein by reference to Exhibit F to Amendment No. 6 to the Schedule 13D filed by Capital Ally Investments Limited, GM Investment Company Limited, Style Technology Development Limited, Golden Meditech Holdings Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited, Trend Focus Limited, Ms. Nana Gong, Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan with the Securities and Exchange Commission on June 1, 2011.

(d)-(8) Limited Guaranty, dated as of May 31, 2011, by Huge Harvest Enterprises Limited and Mr. Dongping Fei in favor of the Company, incorporated herein by reference to Exhibit G to Amendment No. 6 to the Schedule 13D filed by Capital Ally Investments Limited, GM Investment Company Limited, Style Technology Development Limited, Golden Meditech Holdings Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited, Trend Focus Limited, Ms. Nana Gong, Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan with the Securities and Exchange Commission on June 1, 2011.

(d)-(9) Limited Guaranty, dated as of May 31, 2011, by Kingstate Group Limited and Mr. Hengyang Zhou in favor of the Company, incorporated herein by reference to Exhibit H to Amendment No. 6 to the Schedule 13D filed by Capital Ally Investments Limited, GM Investment Company Limited, Style Technology Development Limited, Golden Meditech Holdings Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited, Trend Focus Limited, Ms. Nana Gong, Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan with the Securities and Exchange Commission on June 1, 2011.

13

(d)-(10) Limited Guaranty, dated as of May 31, 2011, by Trend Focus Limited and Mr. Francis Kwok Cheong Wan in favor of the Company, incorporated herein by reference to Exhibit I to Amendment No. 6 to the Schedule 13D filed by Capital Ally Investments Limited, GM Investment Company Limited, Style Technology Development Limited, Golden Meditech Holdings Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited, Trend Focus Limited, Ms. Nana Gong, Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan with the Securities and Exchange Commission on June 1, 2011.

(f)-(1) Dissenters’ Rights, incorporated herein by reference to the section entitled “ Dissenters’ Rights” in the Proxy Statement.

(f)-(2) Section 238 of the Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the Proxy Statement.

(g) Not applicable.

*	Previously filed on June 14, 2011

14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 5, 2011

Funtalk China Holdings Limited

By:	/s/ Hua Yang
Name: Hua Yang
Title: Director

Fortress Group Limited

By:	/s/ Kuo Zhang
Name: Kuo Zhang
Title: Director

Fortress Merger Sub Limited

By:	/s/ Kuo Zhang
Name: Kuo Zhang
Title: Director

ARC Capital Holdings Limited

By:	/s/ Allan Liu
Name: Allan Liu
Title: Director

1

ARCH Digital Holdings Ltd.

By:	/s/ Rachel Chiang
Name: Rachel Chiang
Title: Director

Golden Meditech Holdings Limited

By:	/s/ Kam Yuen
Name: Kam Yuen
Title: Director

GM Investment Company Limited

By:	/s/ Kam Yuen
Name: Kam Yuen
Title: Director

Kuo Zhang

By:	/s/ Kuo Zhang

Nana Gong

By:	/s/ Nana Gong

2

Sinowill Holdings Limited

By:	/s/ Nana Gong
Name: Nana Gong
Title: Director

Dongping Fei

By:	/s/ Dongping Fei

Huge Harvest Enterprises Limited

By:	/s/ Dongping Fei
Name: Dongping Fei
Title: Director

Hengyang Zhou

By:	/s/ Hengyang Zhou

Kingstate Group Limited

By:	/s/ Hengyang Zhou
Name: Hengyang Zhou
Title: Director

3

Francis Kwok Cheong Wan

By:	/s/ Francis Kwok Cheong Wan

Trend Focus Limited

By:	/s/ Francis Kwok Cheong Wan
Name: Francis Kwok Cheong Wan
Title: Director

Capital Ally Investments Limited

By:	/s/ Kuo Zhang
Name: Kuo Zhang
Title: Director

PAG Asia I LP
By: PAG Asia Capital GP I Limited, its General Partner

By:	/s/ David J. Kim
Name: David J. Kim
Title: Partner

4

Exhibit Index

(a)-(1) Preliminary Proxy Statement of the Company dated _____________, 2011 (the “Proxy Statement”).

(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4) Press Release issued by the Company, dated May 31, 2011, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on May 31, 2011.

(b)-(1) Subscription Agreement, dated as of May 31, 2011, by and among Parent, ARCH Digital Holdings Ltd., Capital Ally Investments Limited, GM Investment Company Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited, Trend Focus Limited and PAG Asia I LP, incorporated herein by reference to Exhibit B to Amendment No. 5 to the Schedule 13D filed by ARCH Digital Holdings Ltd., ARC Capital Holdings Limited and ARC Capital Partners Limited with the Securities and Exchange Commission on June 1, 2011.

(c)-(1) Discussion Materials prepared by Citigroup Global Markets Asia Limited for discussion with the Continuing Shareholders, dated March 24, 2011.*

(c)-(2) Opinion of Merrill Lynch (Asia Pacific) Limited, dated May 30, 2011, incorporated herein by reference to Annex B of the Proxy Statement.

(c)-(3) Discussion Materials prepared by Merrill Lynch (Asia Pacific) Limited for discussion with the independent committee of the board of directors of the Company, dated May 30, 2011.*

(c)-(4) Preliminary Discussion Materials prepared by Citigroup Global Markets Asia Limited for discussion with Merrill Lynch (Asia Pacific) Limited, dated May 2011.*

(d)-(1) Agreement and Plan of Merger, dated as of May 31, 2011, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2) Consortium Agreement, dated as of March 25, 2011, by and among ARCH Digital Holdings Ltd., Capital Ally Investments Limited, GM Investment Company Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited and Trend Focus Limited, incorporated herein by reference to Exhibit 99.(C) to Amendment No. 3 to the Schedule 13D filed by ARCH Digital Holdings Limited, ARC Capital Holdings Limited and ARC Capital Partners Limited with the Securities and Exchange Commission on March 28, 2011.

(d)-(3) Limited Guaranty, dated as of May 31, 2011, by PAG Asia I LP in favor of the Company.*

(d)-(4) Limited Guaranty, dated as of May 31, 2011, by ARCH Digital Holdings Ltd. and ARC Capital Partners Limited in favor of the Company, incorporated herein by reference to Exhibit C to Amendment No. 5 to the Schedule 13D filed by ARCH Digital Holdings Ltd., ARC Capital Holdings Limited and ARC Capital Partners Limited with the Securities and Exchange Commission on June 1, 2011.

(d)-(5) Limited Guaranty, dated as of May 31, 2011, by Capital Ally Investments Limited, Golden Meditech Holdings Limited, Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan in favor of the Company, incorporated herein by reference to Exhibit D to Amendment No. 6 to the Schedule 13D filed by Capital Ally Investments Limited, GM Investment Company Limited, Style Technology Development Limited, Golden Meditech Holdings Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited, Trend Focus Limited, Ms. Nana Gong, Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan with the Securities and Exchange Commission on June 1, 2011.

5

(d)-(6) Limited Guaranty, dated as of May 31, 2011, by GM Investment Company Limited and Golden Meditech Holdings Limited in favor of the Company, incorporated herein by reference to Exhibit E to Amendment No. 6 to the Schedule 13D filed by Capital Ally Investments Limited, GM Investment Company Limited, Style Technology Development Limited, Golden Meditech Holdings Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited, Trend Focus Limited, Ms. Nana Gong, Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan with the Securities and Exchange Commission on June 1, 2011.

(d)-(7) Limited Guaranty, dated as of May 31, 2011, by Sinowill Holdings Limited and Mr. Kuo Zhang in favor of the Company, incorporated herein by reference to Exhibit F to Amendment No. 6 to the Schedule 13D filed by Capital Ally Investments Limited, GM Investment Company Limited, Style Technology Development Limited, Golden Meditech Holdings Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited, Trend Focus Limited, Ms. Nana Gong, Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan with the Securities and Exchange Commission on June 1, 2011.

(d)-(8) Limited Guaranty, dated as of May 31, 2011, by Huge Harvest Enterprises Limited and Mr. Dongping Fei in favor of the Company, incorporated herein by reference to Exhibit G to Amendment No. 6 to the Schedule 13D filed by Capital Ally Investments Limited, GM Investment Company Limited, Style Technology Development Limited, Golden Meditech Holdings Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited, Trend Focus Limited, Ms. Nana Gong, Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan with the Securities and Exchange Commission on June 1, 2011.

(d)-(9) Limited Guaranty, dated as of May 31, 2011, by Kingstate Group Limited and Mr. Hengyang Zhou in favor of the Company, incorporated herein by reference to Exhibit H to Amendment No. 6 to the Schedule 13D filed by Capital Ally Investments Limited, GM Investment Company Limited, Style Technology Development Limited, Golden Meditech Holdings Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited, Trend Focus Limited, Ms. Nana Gong, Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan with the Securities and Exchange Commission on June 1, 2011.

(d)-(10) Limited Guaranty, dated as of May 31, 2011, by Trend Focus Limited and Mr. Francis Kwok Cheong Wan in favor of the Company, incorporated herein by reference to Exhibit I to Amendment No. 6 to the Schedule 13D filed by Capital Ally Investments Limited, GM Investment Company Limited, Style Technology Development Limited, Golden Meditech Holdings Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited, Trend Focus Limited, Ms. Nana Gong, Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan with the Securities and Exchange Commission on June 1, 2011.

(f)-(1) Dissenters’ Rights, incorporated herein by reference to the section entitled “ Dissenters’ Rights” in the Proxy Statement.

(f)-(2) Section 238 of the Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the Proxy Statement.

(g) Not applicable.

*	Previously filed on June 14, 2011

6

___________, 2011

Shareholders of Funtalk China Holdings Limited

Re: Notice of Extraordinary General Meeting of Shareholders

Dear Shareholder:

You are cordially invited to attend an extraordinary general meeting of shareholders of Funtalk China Holdings Limited (the “Company”) to be held on _________, 2011 at          a.m. (Beijing time). The meeting will be held at 21/F, Block D, The Place Tower, No. 9 Guanghua Road, Chaoyang District, Beijing 100020, People’s Republic of China.  The attached notice of the extraordinary general meeting and proxy statement provide information regarding the matters to be acted on at the extraordinary general meeting, including at any adjournment or postponement thereof.

At the extraordinary general meeting you will be asked to consider and vote upon a proposal to adopt the agreement and plan of merger dated as of May 31, 2011, (the “merger agreement”), among the Company, Fortress Group Limited (“Parent”) and Fortress Merger Sub Limited (“Merger Sub”), and approve the transactions contemplated by the merger agreement, including the merger. A copy of the merger agreement is attached as Annex A to the accompanying proxy statement. Under the terms of the merger agreement, Merger Sub, a company wholly owned by Parent, will be merged with and into the Company, with the Company continuing as the surviving company after the merger. Merger Sub is a Cayman Islands company formed solely for purposes of the merger. Parent is a Cayman Islands company which, at the effective time of the merger, will be beneficially owned by ARC Capital Holdings Limited, Golden Meditech Holdings Limited, Mr. Kuo Zhang, chairman of the board of directors of the Company, Ms. Nana Gong, the wife of Mr. Kuo Zhang, Mr. Dongping Fei, chief executive officer of the Company, Mr. Hengyang Zhou, executive president of Beijing Funtalk Century Technology Group Company Limited, an indirect wholly owned subsidiary of the Company, Mr. Francis Kwok Cheong Wan, senior vice president of corporate investor relations of the Company (the above parties are collectively referred to herein as the “Consortium”) and PAG Asia I LP (itself or together with PAG Asia Capital GP I Limited, its general partner, “PAGAC”). As of the date of this proxy statement, the Consortium beneficially owns approximately 77.09% of the Company’s outstanding ordinary shares, referred to herein as the “Shares.” If the merger is completed, the Company will continue its operations as a privately held company and will be beneficially owned by the Consortium and PAGAC and, as the result of the merger, the Company’s Shares will no longer be listed on the Nasdaq Global Market.

If the merger is completed, each outstanding Share, other than (a) Shares beneficially owned by the Consortium (the “Consortium Shares”), (b) Shares owned by any direct or indirect wholly owned subsidiary of the Company and (c) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their appraisal rights under the Cayman Companies Law (the “Dissenters Shares”), will be cancelled in exchange for the right to receive $7.20 in cash without interest. The Consortium Shares and Shares owned by any direct or indirect wholly owned subsidiary of the Company will be cancelled for no consideration. The Dissenters Shares will be cancelled for their appraised or other agreed value as described in more detail below.

1

If the merger is completed, each outstanding, vested and unexercised option to purchase Shares under the Company’s 2010 Share Incentive Plan (the “Company Option Plan”) will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, a cash amount equal to the number of Shares underlying such option immediately prior to the effective time of the merger multiplied by the amount by which $7.20 exceeds the exercise price per Share of such vested option. If the merger is completed, each outstanding unvested option to purchase Shares under the Company Option Plan will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, a restricted cash award in an amount equal to the number of Shares underlying such option multiplied by the amount by which $7.20 exceeds the exercise price per Share of such unvested option. Such restricted cash awards will be subject to the same vesting conditions applicable to the unvested options without giving effect to the merger and any such restricted cash awards will not be transferable; provided that the restricted cash awards shall automatically become fully vested immediately upon termination of its holder’s employment with the surviving company or its affiliate within twelve (12) months of the effective time of the merger without cause, unless provided otherwise in the applicable agreement in respect of such restricted cash awards. On the date that the unvested options would have become vested without giving effect to the merger, such corresponding portion of the restricted cash award will be delivered to the holder of such restricted cash award, less any applicable withholding taxes.

In addition, each outstanding and unexercised warrant to purchase Shares (the “Company Warrant”) will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, a cash amount equal to the number of Shares underlying the Company Warrant multiplied by the amount by which $7.20 exceeds the exercise price per Share of the Company Warrant.

Furthermore, each outstanding and unexercised unit purchase option to purchase Shares and a Company Warrant will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, a cash amount equal to the excess, if any, of (a)(i) $7.20 plus (ii) the number of Shares underlying the Company Warrant issuable under such unit purchase option multiplied by the amount by which $7.20 exceeds the exercise price per Share of the Company Warrant over (b) the exercise price of such unit purchase option. Given that the exercise price of each such unit purchase option is $10.00, the exercise price of the Company Warrant under each such unit purchase option is $10.00 and the merger consideration is only $7.20 per Share, each such unit purchase option will be cancelled for no consideration at the effective time of the merger.

An independent committee of the board of directors of the Company, composed solely of directors unrelated to management of the Company, the Consortium, PAGAC, Parent or Merger Sub (the “independent committee”), reviewed and considered the terms and conditions of the merger agreement and the transactions contemplated by the merger agreement, including the merger. The independent committee unanimously determined that (a) the merger agreement and the transactions contemplated by the merger agreement, including the merger, are fair (both substantively and procedurally) to, and in the best interests of, the Company and its unaffiliated shareholders, (b) declared it advisable to enter into the merger agreement, (c) approved the merger agreement and the transactions contemplated by the merger agreement, including the merger, and (d) recommended that the board of directors of the Company approve the merger agreement and the transactions contemplated by the merger agreement, including the merger.

On May 31, 2011, the board of directors of the Company, after carefully considering all relevant factors, including the unanimous determination and recommendation of the independent committee, (a) determined that the merger, on the terms and subject to the conditions set forth in the merger agreement, is fair (both substantively and procedurally) to, and in the best interests of, the Company and its unaffiliated shareholders, and declared it advisable to enter into the merger agreement, (b) approved the merger agreement and the transactions contemplated by the merger agreement, including the merger, and (c) recommended that the Company’s shareholders vote FOR the adoption of the merger agreement and the approval of the transaction contemplated by the merger agreement including the merger.

The Company’s board of directors unanimously recommends that you vote FOR the proposal to adopt the merger agreement and approve the transactions contemplated by the merger agreement, including the merger, and FOR the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in favor of the approval of the merger and the approval and adoption of the merger agreement in the event that there are insufficient proxies received to pass the special resolution during the extraordinary general meeting.

2

The accompanying proxy statement provides detailed information about the merger and the extraordinary general meeting. We encourage you to read the entire document and all of the attachments and other documents referred to or incorporated by reference herein carefully. You may also obtain more information about the Company from documents the Company has filed with the Securities and Exchange Commission, referred to herein as the “SEC”, which are available for free at the SEC’s website www.sec.gov.

Regardless of the number of Shares you own, your vote is very important. The merger cannot be completed unless the merger agreement is approved by an affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at the extraordinary general meeting. Whether or not you plan to attend the extraordinary general meeting, please complete the enclosed proxy card, in accordance with the instructions set forth on your proxy card, as promptly as possible. The deadline to lodge your proxy card is _____________, 2011 at _______ a.m. (Beijing time). Voting at the extraordinary general meeting will take place by poll voting, as the chairman of the Company’s board of directors has undertaken to demand poll voting at the meeting. Each shareholder has one vote for each Share held as of the close of business on ____________, 2011.

Shareholders who dissent from the merger will have the right to seek appraisal and payment of the fair value of their Shares if the merger is completed, but only if they deliver to the Company, before the vote is taken at the extraordinary general meeting, a written objection to the merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Companies Law for the exercise of appraisal rights, which is attached as Annex C to the accompanying proxy statement. The fair value of your Shares as determined under that statute could be more than, the same as, or less than the merger consideration you would receive pursuant to the merger agreement if you do not exercise appraisal rights with respect to your Shares.

Neither the SEC nor any state securities regulatory agency has approved or disapproved the merger, passed upon the merits or fairness of the merger or passed upon the adequacy or accuracy of the disclosure in this letter or in the accompanying notice of the extraordinary general meeting or proxy statement. Any representation to the contrary is a criminal offense.

If you have any questions or need assistance voting your Shares, please call Okapi Partners LLC, the firm assisting us with this proxy solicitation, at +1 212 297 0720 or toll free at +1 877 259 6290.

Thank you for your cooperation and continued support.

Sincerely,	Sincerely,

Hua Yang	Kuo Zhang

On behalf of the Independent Committee	Chairman of the Board

The proxy statement is dated ________, 2011, and is first being mailed to the shareholders on or about ________, 2011.

3

Funtalk China Holdings Limited

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON ________, 2011

Dear Shareholder:

Notice is hereby given that an extraordinary general meeting of the members of Funtalk China Holdings Limited (the “Company”) will be held on ____________, 2011 at _________ a.m. (Beijing time) at 21/F, Block D, The Place Tower, No. 9 Guanghua Road, Chaoyang District, Beijing 100020, People’s Republic of China.

Only registered holders of ordinary shares of the Company (the “Shares”) at the close of business on _________, 2011 or their proxy holders are entitled to vote at this extraordinary general meeting or any adjournment or postponements thereof. At the meeting, you will be asked to consider and vote upon the following resolutions:

•	as a special resolution:

THAT the agreement and plan of merger dated as of May 31, 2011 among Fortress Group Limited (“Parent”), Fortress Merger Sub Limited (“Merger Sub”) and the Company (such agreement and plan of merger being in the form attached to the Proxy Statement accompanying this notice of extraordinary general meeting and which will be produced and made available for inspection at the extraordinary general meeting) and any and all transactions contemplated thereby be and are hereby authorized, approved and adopted by the Company; or

•	as an ordinary resolution:

THAT the chairman of the extraordinary general meeting be instructed to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolution to be proposed at the extraordinary general meeting.

A list of the shareholders of the Company will be available at its principal executive offices at 21/F, Block D, The Place Tower, No. 9 Guanghua Road, Chaoyang District, Beijing 100020, People’s Republic of China, during ordinary business hours for the _______ days immediately prior to the extraordinary general meeting.

After careful consideration and upon the unanimous recommendation of the independent committee of the board of directors of the Company composed solely of directors unrelated to any of the management members of the Company, the Consortium, PAGAC, Parent and Merger Sub, the Company’s board of directors approved the merger agreement and recommends that you vote FOR the proposal to adopt the merger agreement and approve the transactions contemplated by merger agreement, including the merger, and FOR the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in favor of the approval of the merger and the approval and adoption of the merger agreement in the event that there are insufficient proxies received to pass the special resolution during the extraordinary general meeting.

Regardless of the number of Shares that you own, your vote is very important. The merger cannot be completed unless the merger agreement is approved by an affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at the extraordinary general meeting. Even if you plan to attend the extraordinary general meeting in person, we request that you submit your proxy in accordance with the instructions set forth on the proxy card as promptly as possible. The deadline to lodge your proxy card is _____________, 2011 at _________ a.m. (Beijing time). The proxy card is the “instrument of proxy” as referred to in the Company’s articles of association. Voting at the extraordinary general meeting will take place by poll voting, as the chairman of the Company’s board of directors has undertaken to demand poll voting at the meeting. Each shareholder has one vote for each Share held as of the close of business on ___________, 2011

4

Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the extraordinary general meeting and vote your Shares in person. Please note, however, that if your Shares are registered in the name of a broker, bank or other nominee and you wish to vote at the extraordinary general meeting in person, you must obtain from the record holder a proxy issued in your name.

If you fail to complete your proxy card in accordance with the instructions set forth on the proxy card or if you abstain from voting, your vote will not be counted.

If you receive more than one proxy card because you own Shares that are registered in different names, please vote all of your Shares shown on each of your proxy cards in accordance with the instructions set forth on each such proxy card.

If you submit your proxy card without indicating how you wish to vote, the Shares represented by your proxy card will be voted FOR the adoption of the merger agreement and the approval of the transaction contempleted by the merger agreement including the merger and FOR any adjournment of the extraordinary general meeting referred to above unless you appoint a person other than the chairman of the meeting as proxy, in which case the Shares represented by your proxy card will be voted (or not submitted for voting) as your proxy determines.

Shareholders who dissent from the merger will have the right to seek appraisal and payment of the fair value of their Shares if the merger is completed, but only if they deliver to the Company, before the vote is taken, a written objection to the merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Companies Law for the exercise of appraisal rights, which is attached as Annex C to the accompanying proxy statement. The fair value of your Shares as determined under that statute could be more than, the same as, or less than the merger consideration you would receive pursuant to the merger agreement if you do not exercise appraisal rights with respect to your Shares.

PLEASE DO NOT SEND YOUR SHARE CERTIFICATES AT THIS TIME. IF THE MERGER IS COMPLETED, YOU WILL BE SENT INSTRUCTIONS REGARDING THE SURRENDER OF YOUR SHARE CERTIFICATES.

If you have any questions or need assistance voting your Shares, please call Okapi Partners LLC, the firm assisting us with this proxy solicitation, at +1 212 297 0720 or toll free at +1 877 259 6290.

The merger agreement and the merger are described in the accompanying proxy statement. A copy of the merger agreement is included as Annex A to the accompanying proxy statement. We urge you to read the entire proxy statement carefully.

Notes:

1.       In the case of joint holders the vote of the senior holder who tenders a vote whether in person or by proxy will be accepted to the exclusion of the votes of the joint holders and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company.

2.       The instrument appointing a proxy must be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorized in writing.

3.       A proxy need not be a member (registered shareholder) of the Company.

4.       The chairman of the meeting may at his discretion direct that a proxy card shall be deemed to have been duly deposited. A proxy card that is not deposited in the manner permitted shall be invalid.

5

5.       Votes given in accordance with the terms of a proxy card shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the registered office of the Company at c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

BY ORDER OF THE BOARD OF DIRECTORS,

Director
___________, 2011

Registered Office:

C/O Maples Corporate Services Limited
PO Box 309, Ugland House
Grand Cayman KY1-1104
Cayman Islands.

Head Office Address

21/F, Block D, The Place Tower
No.9 Guanghua Road
Chaoyang District, Beijing 10020
People’s Republic of China.

6

SUMMARY TERM SHEET

This “Summary Term Sheet,” together with the “Questions and Answers about the Extraordinary General Meeting and the Merger,” highlights selected information contained in this proxy statement regarding the merger and may not contain all of the information that may be important to your consideration of the merger. You should carefully read this entire proxy statement and the other documents to which this proxy statement refers for a more complete understanding of the matters being considered at the extraordinary general meeting. In addition, this proxy statement incorporates by reference important business and financial information about the Company. You are encouraged to read all of the documents incorporated by reference into this proxy statement and you may obtain such information without charge by following the instructions in “Where You Can Find More Information” beginning on page 106. In this proxy statement, the terms “we,” “us,” “our,” and the “Company” refer to Funtalk China Holdings Limited and its subsidiaries. All references to “dollars” and “$” in this proxy statement are to U.S. dollars.

The Parties Involved in the Merger

The Company

The Company is a leading China-based retailer and wholesale distributor of mobile communications devices and accessories. The Company operates one of the largest retail and wholesale distribution and logistics networks in the Chinese mobile communications sector and is the only retailer and wholesale distributor of mobile communications products and services collaborating on a nationwide basis with all of China’s mobile carriers. The Company’s customers include mobile communications retail companies and end user consumers.

Our principal executive offices are located at 21/F, Block D, The Place Tower, No. 9 Guanghua Road, Chaoyang District, Beijing 100020, People’s Republic of China, and our telephone number at this address is +86 (10) 5709 1100. Our registered office in the Cayman Islands is at c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

For a description of our history, development, business and organizational structure, see our Annual Report on Form 20-F for the year ended March 31, 2010, filed with the SEC on July 9, 2010, which is incorporated herein by reference. Please see “Where You Can Find More Information” beginning on page 106 for a description of how to obtain a copy of our Annual Report.

ARCH Digital Holdings Ltd. and ARC Capital Holdings Limited

ARCH Digital Holdings Ltd., a corporation organized under the laws of the British Virgin Islands, holds 15,579,157 Shares, representing approximately 25.9% of our outstanding Shares. ARCH Digital Holdings Ltd. is wholly owned and controlled by ARC Capital Holdings Limited. ARC Capital Holdings Limited is a closed-end fund that is admitted to trading on the AIM market of the London Stock Exchange plc and managed by ARC Capital Partners Limited. The place of organization, principal business address, telephone number and principal business, as applicable, of ARCH Digital Holdings Ltd. and ARC Capital Holdings Limited are set forth in Annex D, which is attached hereto and incorporated by reference.

GM Investment Company Limited and Golden Meditech Holdings Limited

GM Investment Company Limited, a corporation organized under the laws of Hong Kong, holds 15,075,000 Shares, representing approximately 25.0% of our outstanding Shares. GM Investment Company Limited is wholly owned and controlled by Golden Meditech Holdings Limited. The place of organization, principal business address, telephone number and principal business, as applicable, of GM Investment Company Limited and Golden Meditech Holdings Limited are set forth in Annex D, which is attached hereto and incorporated by reference.

Sinowill Holdings Limited, Ms. Nana Gong and Mr. Kuo Zhang

Sinowill Holdings Limited, a corporation organized under the laws of the British Virgin Islands, holds 9,648,000 Shares, representing approximately 16.0% of our outstanding Shares. Sinowill Holdings Limited is wholly owned by Ms. Nana Gong and controlled by her husband, Mr. Kuo Zhang, chairman of the board of directors of the Company. The principal business address, telephone number, principal business and citizenship, as applicable, of Sinowill Holdings Limited, Ms. Nana Gong and Mr. Kuo Zhang are set forth in Annex D, which is attached hereto and incorporated by reference.

Huge Harvest Enterprises Limited and Mr. Dongping Fei

Huge Harvest Enterprises Limited, a corporation organized under the laws of the British Virgin Islands, holds 2,412,000 Shares, representing approximately 4.0% of our outstanding Shares. Huge Harvest Enterprises Limited is wholly owned by Mr. Dongping Fei, chief executive officer of the Company. The principal business address, telephone number, principal business and citizenship, as applicable, of Huge Harvest Enterprises Limited and Mr. Dongping Fei are set forth in Annex D, which is attached hereto and incorporated by reference.

Kingstate Group Limited and Mr. Hengyang Zhou

Kingstate Group Limited, a corporation organized under the laws of the British Virgin Islands, holds 2,412,000 Shares, representing approximately 4.0% of our outstanding Shares. Kingstate Group Limited is wholly owned by Mr. Hengyang Zhou, executive president of Beijing Funtalk Century Technology Group Company Limited, an indirect wholly owned subsidiary of the Company. The principal business address, telephone number, principal business and citizenship, as applicable, of Kingstate Group Limited and Mr. Hengyang Zhou are set forth in Annex D, which is attached hereto and incorporated by reference.

Trend Focus Limited and Mr. Francis Kwok Cheong Wan

Trend Focus Limited, a corporation organized under the laws of the British Virgin Islands, holds 603,000 Shares, representing approximately 1.0% of our outstanding Shares. Trend Focus Limited is wholly owned by Mr. Francis Kwok Cheong Wan, senior vice president of corporate investor relations of the Company. The principal business address, telephone number, principal business and citizenship, as applicable, of Trend Focus Limited and Mr. Francis Kwok Cheong Wan are set forth in Annex D, which is attached hereto and incorporated by reference.

Capital Ally Investments Limited

Capital Ally Investments Limited, a corporation organized under the laws of the British Virgin Islands, holds 729,157 Shares, representing approximately 1.2% of our outstanding Shares. Capital Ally Investments Limited is 50% owned and controlled by each of GM Investment Company Limited and Style Technology Development Limited. Style Technology Development Limited is beneficially owned 64% by Ms. Nana Gong and Mr. Kuo Zhang through Sinowill Holdings Limited, 16% by Mr. Dongping Fei through Huge Harvest Enterprises Limited, 16% by Mr. Hengyang Zhou through Kingstate Group Limited and 4% by Mr. Francis Kwok Cheong Wan through Trend Focus Limited. The place of organization, principal business address, telephone number, principal business and citizenship, as applicable, of Capital Ally Investments Limited, GM Investment Company Limited, Golden Meditech Holdings Limited, Sinowill Holdings Limited, Ms. Nana Gong, Mr. Kuo Zhang, Huge Harvest Enterprises Limited, Mr. Dongping Fei, Kingstate Group Limited, Mr. Hengyang Zhou, Trend Focus Limited and Mr. Francis Kwok Cheong Wan are set forth in Annex D, which is attached hereto and incorporated by reference.

PAG Asia I LP

PAG Asia I LP is a limited partnership formed under the laws of the Cayman Islands and was formed for the purpose of making investments in industry-leading businesses in Asia. PAG Asia I LP does not currently hold any Shares. The general partner of PAG Asia I LP is PAG Asia Capital GP I Limited. PAG Asia Capital GP I Limited is an exempted company with limited liability incorporated under the laws of the Cayman Islands and was formed for the sole purpose of acting as the general partner of PAG Asia I LP. The principal business addresses and telephone numbers of PAG Asia I LP and PAG Asia Capital GP I Limited are set forth in Annex D, which is attached hereto and incorporated by reference hereby. PAG Asia I LP currently anticipates that it may use a Hong Kong tax resident entity to fund and/or hold its investment in Parent, either before or after the completion of the merger.

Parent

Fortress Group Limited (“Parent”), an exempted company with limited liability incorporated under the laws of the Cayman Islands, was formed by ARCH Digital Holdings Ltd., Capital Ally Investments Limited, GM Investment Company Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited and Trend Focus Limited (collectively, the “Continuing Shareholders”) solely for the purpose of owning the Company after the merger. Parent does not currently hold any Shares. The registered office of Parent is located at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands and its telephone number is +(345) 949 1040.

Merger Sub

Fortress Merger Sub Limited (“Merger Sub”), an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct, wholly owned subsidiary of Parent, was formed by Parent solely for the purpose of effecting the merger. Merger Sub does not currently hold any Shares. The registered office of Merger Sub is located at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands and its telephone number is +(345) 949 1040.

The Merger (Page 73)

You are being asked to vote to approve the merger and to approve and adopt the agreement and plan of merger dated as of May 31, 2011 among the Company, Parent and Merger Sub (the “merger agreement”), pursuant to which, once the merger agreement is adopted by the requisite vote of the shareholders of the Company and the other conditions to the completion of the transactions contemplated by the merger agreement are satisfied or waived in accordance with the terms of the merger agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company (the “merger”). The Company, as the surviving company, will continue to do business under the name “Funtalk China Holdings Limited” following the merger and will be wholly owned by Parent. If the merger is completed, the Company will cease to be a publicly traded company. A copy of the merger agreement is attached as Annex A to this proxy statement. You should read the merger agreement in its entirety because it, and not this proxy statement, is the legal document that governs the merger.

Merger Consideration (Page 73)

Under the terms of the merger agreement, at the effective time of the merger each of our outstanding ordinary shares, par value $0.001 per share (each, a “Share” and collectively, the “Shares”), other than (a) Shares beneficially owned by any of the Filing Persons prior to the effective time of the merger (the “Consortium Shares”), (b) Shares owned by any direct or indirect wholly owned subsidiary of the Company and (c) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their appraisal rights under the Cayman Companies Law (the “Dissenters Shares”), will be cancelled in exchange for the right to receive $7.20 in cash without interest.

Each outstanding Consortium Share and each Share owned by any direct or indirect wholly owned subsidiary of the Company will be cancelled without payment of any consideration.

Each outstanding Dissenters Share will be cancelled for the appraised or agreed value under the Cayman Companies Law.

Treatment of Share Options (Page 74)

At the effective time of the merger, each outstanding, vested and unexercised option to purchase Shares under the Company’s 2010 Share Incentive Plan (the “Company Option Plan”) will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, a cash amount equal to the number of Shares underlying such option immediately prior to the effective time multiplied by the amount by which $7.20 exceeds the exercise price per Share of such vested option.

At the effective time of the merger, each outstanding and unvested option to purchase Shares under the Company Option Plan will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, a restricted cash award in an amount equal to the number of Shares underlying such option multiplied by the amount by which $7.20 exceeds the exercise price per Share of such unvested option. Such restricted cash awards will be subject to the same vesting conditions applicable to the unvested options without giving effect to the merger and any such restricted cash awards will not be transferable, but the restricted cash awards will automatically become fully vested immediately upon termination of its holder’s employment or service with the surviving company or its affiliate (as applicable) within twelve (12) months following the effective time of the merger without cause, unless otherwise provided in the relevant agreement in respect of the restricted cash awards. On the date that the unvested options would have become vested without giving effect to the merger, such corresponding portion of the restricted cash awards will be delivered to the holder of such restricted cash award, less any applicable withholding taxes.

Treatment of Warrants (Page 74)

At the effective time of the merger, each outstanding and unexercised warrant to purchase Shares (a “Company Warrant”, collectively the “Company Warrants”) will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, a cash amount equal to the number of Shares underlying the Company Warrant multiplied by the amount by which $7.20 exceeds the exercise price per Share of the Company Warrant.

Treatment of Unit Purchase Options (Page 74)

At the effective time of the merger, each outstanding and unexercised unit purchase option to purchase Shares and a Company Warrant will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, a cash amount equal to the excess, if any, of (a)(i) $7.20 plus (ii) the number of Shares underlying the Company Warrant issuable under such unit purchase option multiplied by the amount by which $7.20 exceeds the exercise price per Share of the Company Warrant over (b) the exercise price of such unit purchase option. Given that the exercise price of each such unit purchase option is $10.00, the exercise price of the Company Warrant under each such unit purchase option is $10.00 and the merger consideration is only $7.20 per Share, each such unit purchase option will be cancelled for no consideration at the effective time of the merger.

Record Date and Voting (Page 70)

You are entitled to attend and vote at the extraordinary general meeting if you have Shares registered in your name at the close of business on             , 2011 (the “record date”) or you hold a valid proxy from such a registered holder. Each outstanding Share on the record date entitles the registered holder to one vote on each matter submitted to the shareholders for approval at the extraordinary general meeting and any adjournment thereof. As of the record date, there were [●] Shares entitled to be voted at the extraordinary general meeting. If you have Shares registered in your name on the record date, the deadline for a proxy card to be lodged is             , 2011 at         a.m. (Beijing time). Please see “Voting Information” below for additional information.

Shareholder Vote Required to Adopt the Merger Agreement (Page 70)

Adoption of the merger agreement requires the approval by an affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at the extraordinary general meeting.

Based on the number of Shares expected to be outstanding on the record date, approximately 40,175,456 Shares must be voted in favor of the proposal to adopt the merger agreement in order for the proposal to be approved, assuming all shareholders will be present and voting in person or by proxy at the extraordinary general meeting.

The Continuing Shareholders, as a group, own 46,458,314 Shares, which represent approximately 77.09% of the total outstanding Shares. Thus, assuming that each Continuing Shareholder complies with its obligations under the consortium agreement and the subscription agreement, the Continuing Shareholders, as a group, have sufficient votes to constitute a quorum for the extraordinary general meeting and unilaterally approve the adoption of the merger agreement at the extraordinary general meeting.

If your Shares are held in the name of a broker, bank or other nominee, your broker, bank or other nominee will not vote your Shares in the absence of specific instructions from you. These non-voted Shares are referred to as “broker non-votes.”

Voting Information (Page 69)

Before voting your Shares, we encourage you to read this proxy statement in its entirety, including all of the annexes, attachments, exhibits and materials incorporated by reference, and carefully consider how the merger will affect you. To ensure that your Shares can be voted at the extraordinary general meeting, please complete the enclosed proxy card in accordance with the instructions set forth on the proxy card as soon as possible. The deadline for you to lodge your proxy card is             , 2011 at          a.m. (Beijing time).

Appraisal Rights of Shareholders (page 90)

Shareholders who dissent from the merger will have the right to seek appraisal and payment of the fair value of their Shares if the merger is completed, but only if they deliver to the Company, before the vote is taken, a written objection to the merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Companies Law for the exercise of appraisal rights. The fair value of your Shares as determined under that statute could be more than, the same as, or less than the merger consideration you would receive pursuant to the merger agreement if you do not exercise appraisal rights with respect to your Shares.

We encourage you to read the section of this proxy statement entitled “Dissenters’ Rights” as well as Annex C to this proxy statement carefully and to consult your Cayman Islands legal counsel if you desire to exercise your appraisal rights.

Purposes and Effects of the Merger (page 48)

The purpose of the merger is to enable Parent to acquire 100% control of the Company in a transaction in which the Company’s unaffiliated shareholders will be cashed out in exchange for $7.20 per Share, so that Parent will bear the rewards and risks of the sole ownership of the Company after the merger, including any future earnings and growth of the Company as a result of improvements to the Company’s operations or acquisitions of other businesses. In addition, the merger will allow the Consortium and the Continuing Shareholders to maintain a significant portion of their investment in the Company through their respective ownership in Parent and at the same time enable Mr. Kuo Zhang and Mr. Dongping Fei to maintain leadership roles with the surviving company. Please see “Special Factors – Purpose of and Reasons for the Merger” beginning on page 48 for additional information.

The Shares are currently listed on the Nasdaq Global Market (“NASDAQ”) under the symbol “FTLK.” It is expected that, immediately following the completion of the merger, the Company will cease to be a publicly traded company and will instead become a privately held company owned 13.95% by Sinowill Holdings Limited, 3.49% by Huge Harvest Enterprises Limited, 3.49% by Kingstate Group Limited, 0.87% by Trend Focus Limited, 1.05% by Capital Ally Investments Limited, 21.79% by GM Investment Company Limited, 22.51% by ARCH Digital Holdings Ltd. and 32.85% by PAGAC, on a fully diluted basis. Following the completion of the merger, the Shares will cease to be listed on NASDAQ, and price quotations with respect to sales of the Shares in the public market will no longer be available. In addition, ninety (90) days after the filing of Form 15 in connection with the completion of the merger or such longer period as may be determined by the SEC, registration of the Shares under the Exchange Act will be terminated. After the effective time of the merger, the Company will no longer be required to file periodic reports with the SEC or otherwise be subject to the United States federal securities laws, including the Sarbanes-Oxley Act of 2002 (“SOX”), applicable to public companies, and our shareholders will no longer enjoy the rights or protections that the United Sates federal securities laws provide, including reporting obligations for directors, officers and principal securities holders of the Company.

The primary benefits of the merger to the Company’s unaffiliated shareholders include, without limitation, (a) the receipt by such shareholders of $7.20 per Share in cash, representing a premium of 35.9% over the Company’s 30 trading day average price as quoted by NASDAQ on March 24, 2011, the last trading day prior to the Company’s announcement on March 25, 2011 that it had received a “going private” proposal; and (b) the avoidance of the risks associated with any possible decrease in our future revenues and free cash flow, growth or value, and the risks related to our substantial leverage, following the merger.

The primary detriments of the merger to the Company’s unaffiliated shareholders include, without limitation, that (a) such shareholders will no longer benefit from possible increases in the future revenues and free cash flow, growth or value of the Company or payment of dividends on the Shares, if any; and (b) in general, the receipt of cash pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under other applicable tax laws.

The primary benefits of the merger to the Buyer Filing Persons include, without limitation, (a) the potential increase in the value of their equity investment because of possible increases in future revenues and free cash flow, increases in the underlying value of the Company or the payment of dividends, if any, that will accrue to the Buyer Filing Persons, (b) the Company no longer having continued pressure to meet quarterly forecasts set by analysts, (c) the reduction of costs and administrative burden associated with operating the Company as a publicly traded company, (d) the Company having more freedom to focus on long-term strategic planning in a highly competitive business with increasing competition and regulation, (e) the Company having more flexibility to change its capital spending strategies without public market scrutiny or analysts’ quarterly expectations, and (f) the Company being able to deploy new services or change its pricing strategies to attract customers without public market scrutiny or the pressure to meet quarterly forecasts set by analysts.

The primary detriments of the merger to the Buyer Filing Persons include, without limitation, (a) all of the risks of any possible decrease in our revenues, free cash flow or value following the merger will be borne by the Buyer Filing Persons, (b) the business risks facing the Company, including increased competition and government regulation, will be borne by the Buyer Filing Persons, (c) an equity investment in the surviving company by the Buyer Filing Persons following the merger will involve substantial risk resulting from the limited liquidity of such an investment, and (d) following the merger, there will be no trading market for the surviving company’s equity securities. Please see “Special Factors – Effect of the Merger on the Company” beginning on page 49 for additional information.

Plans for the Company after the Merger (Page 52)

Following the completion of the merger, Parent anticipates that the Company will continue to conduct its operations substantially as they are currently being conducted, except that it will cease to be a publicly traded company and will instead be a wholly owned subsidiary of Parent.

Following the completion of the merger, GM Investment Company Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited and Trend Focus Limited have agreed to transfer a total of (a) 607 ordinary shares of Parent to Shenzhen China Growth & Kingwin Investment Partnership (L.P.) (“Kingwin”) and (b) 910 ordinary shares of Parent to Shenzhen Cypress Capital Investment Management Ltd. (“Cypress”), at the equivalent per Share price of $7.10, as described under the caption “Special Factors—Interests of Certain Persons in the Merger—Commitment Letters” beginning on page 59. In addition, PAGAC has agreed to purchase $100 million of convertible bonds of Parent, which are convertible into ordinary shares of Parent, following the completion of the merger, and has an option to purchase up to $80 million additional convertible bonds of Parent following the completion of the merger. Parent expects to use the proceeds received as a result of the issuance of such convertible bonds for general corporate purposes.

Subsequent to the completion of the merger, the surviving company’s management and board of directors will continuously evaluate and review the surviving company’s business and operations and may propose or develop new plans and proposals, including plans or proposals to address the challenges referred to under the caption “Special Factors — Purposes of and Reasons for the Merger” beginning on page 48, in each case, which they consider to be in the best interests of the surviving company and its shareholders. ARC Capital Holdings Limited, ARCH Digital Holdings Ltd., Golden Meditech Holdings Limited, GM Investment Company Limited, Ms. Nana Gong, Mr. Kuo Zhang, Sinowill Holdings Limited, Mr. Dongping Fei, Huge Harvest Enterprises Limited, Mr. Hengyang Zhou, Kingstate Group Limited, Mr. Francis Kwok Cheong Wan, Trend Focus Limited, Capital Ally Investments Limited, PAGAC, Parent and Merger Sub (collectively, the “Buyer Filing Persons”) expressly reserve the right to make any changes they deem appropriate to the operation of the surviving company in light of such evaluation and review as well as any future developments.

Recommendations of the Independent Committee and the Board of Directors (Page 27)

The independent committee unanimously (a) determined that the merger, on the terms and subject to the consideration set forth in the merger agreement, is fair (both substantively and procedurally) to, and in the best interests of, the Company and its unaffiliated shareholders, and deemed it advisable to enter into the merger agreement, (b) approved the merger agreement and the transactions contemplated by the merger agreement, including the merger, and (c) recommended that our board of directors adopt the merger agreement and approve the transactions contemplated by the merger agreement, including the merger. Based in part on the unanimous recommendation of the independent committee, our board of directors determined that the merger is fair (both substantively and procedurally) to, and in the best interests of, the Company and its unaffiliated shareholders, and approved and adopted the merger agreement and the transactions contemplated by the merger agreement, including the merger. ACCORDINGLY, OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE ADOPTION OF THE MERGER AGREEMENT AND THE APPROVAL OF THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE MERGER.

Position of Buyer Filing Persons as to Fairness (Page 32)

Each of the Buyer Filing Persons believes that the merger is fair (both substantively and procedurally) to the Company’s unaffiliated shareholders. Their belief is based upon the factors discussed under the caption “Special Factors—Position of the Buyer Filing Persons as to the Fairness of the Merger” beginning on page 32.

Each Buyer Filing Person is making the statements included in this paragraph solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. Each Buyer Filing Person’s views as to the fairness of the merger are not intended to be and should not be construed as a recommendation to any shareholder of the Company as to how that shareholder should vote on the proposal to adopt the merger agreement and approve the transactions contemplated by the merger agreement, including the merger.

Financing of the Merger (Page 54)

The Company, Parent, the Consortium and PAGAC estimate that the total amount of funds necessary to complete the merger and the related transactions is anticipated to be approximately $120.0 million. This amount is expected to be provided through a combination of (a) the proceeds of a cash investment in convertible preferred shares of Parent by PAGAC in an aggregate amount of $150 million to be funded pursuant and subject to a subscription agreement dated May 31, 2011 by and among PAGAC, the Continuing Shareholders and Parent (the “subscription agreement”) and (b) the cancellation of the Shares of the Company held by the Continuing Shareholders for zero consideration in connection with the merger and the related transactions, and the subscription by the Continuing Shareholders of ordinary shares of Parent.

The obligation of PAGAC to purchase the convertible preferred shares of Parent, and the obligation of Parent to sell the convertible preferred shares of Parent to PAGAC, under the subscription agreement is conditioned upon the satisfaction or waiver of each of the conditions to the obligations of the Company, Parent and Merger Sub to consummate the merger contained in the merger agreement. Pursuant to the merger agreement, each of Parent and Merger Sub is required to use reasonable efforts to obtain the equity financing on the terms and conditions described in the subscription agreement, maintain in effect the subscription agreement, satisfy all conditions in the subscription agreement within its control, and consummate the equity financing in an amount that is equal to or greater than an amount to be paid to the Company’s shareholders and holders of other equity-based interests and to cover all related costs and expenses in connection with the merger and the related transactions. Please see “Special Factors—Financing” beginning on page 54 for additional information.

Limited Guaranty (Page 57)

Each of the Continuing Shareholders and PAGAC has agreed to guarantee, on a several and not joint basis, a percentage of the obligations of Parent under the merger agreement to pay, under certain circumstances in which the merger agreement is terminated, a reverse termination fee to the Company and reimburse certain expenses incurred by the Company. Notwithstanding the foregoing, if the sole reason that Parent is obligated to pay a reverse termination fee to the Company under the merger agreement is a breach by PAGAC of its obligations to fund the subscription price of the convertible preferred shares of Parent at or prior to the effective time of the merger under the subscription agreement, and none of the Continuing Shareholders is in breach of its obligations under a consortium agreement dated March 25, 2011 among the Continuing Shareholders (the “consortium agreement”) or the subscription agreement (as mutually determined in good faith and agreed in writing by PAGAC and the Continuing Shareholders or finally determined pursuant to binding arbitration), PAGAC has agreed to guarantee the entire obligations of Parent under the merger agreement to pay the reverse termination fee to the Company and reimburse certain expenses incurred by the Company. Each of ARC Capital Partners Limited, Golden Meditech Holdings Limited, Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan has also covenanted to the Company to procure the relevant Continuing Shareholder beneficially owned by him or it not to sell, offer to sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise dispose of the Shares held by such Continuing Shareholder.

Share Ownership of the Company Directors and Officers and Voting Commitments (Page 96)

As of the record date, Mr. Kuo Zhang, the chairman of our board of directors, beneficially owns approximately 17.3% of our outstanding Shares, Mr. Dongping Fei, our chief executive officer and a director, beneficially owns approximately 5.3% of our Shares, Mr. Hengyang Zhou, the executive president of Funtalk PRC, beneficially owns approximately 4.0% of our Shares and Mr. Francis Kwok Cheong Wan, our senior vice president of corporate investor relations, beneficially owns approximately 1.1% of our Shares. Please see “Security Ownership of Certain Beneficial Owners and Management of the Company” beginning on page 96 for additional information.

Pursuant to the consortium agreement and the subscription agreement, each Continuing Shareholder has agreed to vote all of the Shares owned by it in favor of the adoption of the merger agreement and the approval of the transactions contemplated by the merger agreement, including the merger, and against any competing proposal at any shareholders’ meeting of the Company.

Opinion of the Independent Committee’s Financial Advisor (Page 40)

On May 30, 2011, Merrill Lynch (Asia Pacific) Limited (“Merrill Lynch”) rendered an oral opinion to the independent committee (which was confirmed in writing by delivery of Merrill Lynch’s written opinion dated the same date), as to the fairness, from a financial point of view, of the $7.20 per Share merger consideration to be received by holders of the Shares (other than the Consortium Shares, the Dissenters Shares and Shares held by any direct or indirect wholly owned subsidiary of the Company) in the merger, as of May 30, 2011, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Merrill Lynch in preparing its opinion.

Merrill Lynch’s opinion was directed to the independent committee and only addressed the fairness from a financial point of view of the consideration to be received by holders of the Shares (other than the Consortium Shares, the Dissenters Shares and Shares held by any direct or indirect wholly owned subsidiary of the Company) in the merger, and does not address any other aspect or implication of the merger. The summary of Merrill Lynch’s opinion in this proxy statement is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex B to this proxy statement and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Merrill Lynch in preparing its opinion. We encourage holders of the Shares to read carefully the full text of Merrill Lynch’s written opinion. However, neither Merrill Lynch’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement are intended to be, and do not constitute advice or a recommendation to the independent committee or any holder of the Shares as to how to act or vote with respect to the merger or related matters. Please see “Special Factors—Opinion of the Independent Committee’s Financial Advisor” beginning on page 40 for additional information.

Interests of the Company’s Executive Officers and Directors in the Merger (Page 59)

In considering the recommendations of the board of directors, the Company’s shareholders should be aware that certain of the Company’s directors and executive officers have interests in the transaction that are different from, and/or in addition to, the interests of the Company’s shareholders generally. These interests include, among others:

•	the beneficial ownership of equity interests in Parent by Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan;

•
the potential enhancement or decline of share value for Parent, of which Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan are beneficial owners, as a result of the merger and future performance of the surviving company;

•	the anticipated establishment of a new equity-based share incentive plan and grants of equity awards to senior management and other employees after completion of the merger;

•	cash-out of in-the-money share options held by employees, the payment of which, in the case of unvested share options, is subject to continued vesting;

•	continued indemnification rights, rights to advancement of fees and directors and officers liability insurance to be provided by the surviving company to former directors and officers of the Company;

•
the compensation of members of the independent committee in exchange for their services in such capacity at a rate of $5,000 per month per member, provided that the total compensation for each member of the independent committee shall not exceed $70,000 (the payment of which is not contingent upon the completion of the merger or the independent committee’s or the board’s recommendation of the merger);

•
the transfer by Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan of a portion of the ordinary shares of Parent beneficially owned by them (at the equivalent per Share price of $7.10) following the completion of the merger, as described under the caption “Special Factors—Interests of Certain Persons in the Merger—Commitment Letters” beginning on page 63; and

•	the continuation of service of the executive officers of the Company with the surviving company in positions that are substantially similar to their current positions.

In addition, at the effective time of the merger, each vested share option pursuant to the Company Option Plan shall be cancelled and converted into the right to receive a cash amount equal to (a) the total number of Shares subject to such vested share option immediately prior to the effective time multiplied by (b) the excess of $7.20 over the exercise price payable per Share issuable under such vested share option.

At the effective time of the merger, each unvested company option shall be cancelled and converted into the right to receive a restricted cash award in an amount equal to (a) the total number of Shares subject to such unvested share option immediately prior to the effective time of the merger multiplied by (b) the excess of $7.20 over the exercise price payable per Share issuable under such unvested share option. Restricted cash awards shall be subject to the same vesting conditions applicable to the unvested share options without giving effect to the transactions contemplated in the merger agreement and the restricted cash awards are not transferable by means of sale, assignment, exchange, pledge or otherwise; provided, however, that a restricted cash award shall automatically become fully vested, exercisable and payable and be released from any restrictions on transfer (other than transfer restrictions applicable to the unvested share options) and repurchase or forfeiture rights, immediately upon termination of its holder’s employment or service with the surviving company or its affiliate to which such holder provides services as an employee, consultant or director within twelve (12) months of the effective time of the merger without cause, unless provided otherwise in an applicable agreement in respect of the restricted cash award. On the date, and to the extent, that the unvested share options would have become vested without giving effect to the transactions contemplated in the merger agreement, such corresponding portion of the restricted cash awards shall be converted into dollars and will be delivered to the holder of such restricted cash awards, net of any applicable withholding taxes.

Furthermore, each outstanding Company Warrant will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, a cash amount equal to the number of Shares underlying the Company Warrant multiplied by the amount by which $7.20 exceeds the exercise price per Share of the Company Warrant.

As of the date of this proxy statement, the Company’s directors and executive officers, as a group, excluding the Consortium Shares, held an aggregate of 273,478 Shares, 730,000 vested and unvested options to purchase Shares and 51,810 warrants to purchase Shares. Together, these securities represent approximately 17.5% of the total Shares that are subject to purchase as part of the merger. The maximum total amount of all cash payments our directors and executive officers may receive in respect of their Shares, vested and unvested options and Company Warrants if the merger is consummated is approximately $2,765,624. Please see “Special Factors— Interests of Certain Persons in the Merger” beginning on page 59 for additional information.

The independent committee and our board of directors were aware of these potential conflicts of interest and considered them, among other matters, in reaching their decisions and recommendations with respect to the merger agreement and related matters. Please see “Special Factors — Interests of Certain Persons in the Merger” beginning on page 59 for additional information.

Acquisition Proposals (Page 82)

None of the Company, any of its subsidiaries, or any officer, director, employee or representative of the Company or any of its subsidiaries may, directly or indirectly, (a) solicit, initiate or knowingly encourage any inquiry or the making of any proposal or offer or any other effort or attempt that constitutes, or could reasonably be expected to lead to, any acquisition proposal, (b) engage in, continue or participate in any discussions or negotiations regarding, or furnish non-public information with respect to the Company or any of its subsidiaries, or take any other action to facilitate, any acquisition proposal or (c) enter into any letter of intent, agreement or agreement in principle with respect to an acquisition proposal. Notwithstanding the foregoing, prior to obtaining shareholder approval of the merger agreement, if the Company receives an unsolicited acquisition proposal, the Company may (a) contact such person to clarify the terms of such acquisition proposal and (b) if the independent committee determines in good faith that such acquisition proposal constitutes or would reasonably be expected to result in a superior proposal, (i) furnish information to and participate in discussions or negotiations with persons making such acquisition proposals and (ii) after complying with certain requirements, including giving Parent at least five (5) business days prior written notice to allow Parent to negotiate with the Company and revise the terms of the merger agreement in light of the acquisition proposal, approve, recommend or otherwise declare advisable such an acquisition proposal.

Termination of the Merger Agreement (Page 85)

The merger agreement may be terminated at any time prior to the effective time, whether before or after shareholder approval has been obtained:

by mutual written consent of the Company and Parent;

by either Parent or the Company, if:

•
the merger is not completed by November 30, 2011 (the “termination date”), provided that this termination right is not available to a party if the failure of the merger to have been completed on or before the termination date was primarily due to the breach or failure of such party to perform in a material respect any of its obligations under the merger agreement;

•	our shareholders do not adopt the merger agreement at the extraordinary general meeting or any adjournment or postponement thereof; or

•
any law or injunction having the effect of restraining, enjoining or otherwise prohibiting completion of the merger becomes final and non-appealable; provided, that this termination right is not available to a party if the issuance of such final, non-appealable law or injunction is primarily due to the breach or failure of such party to perform in a material respect any of its obligations under the merger agreement;

by the Company:

•
if Parent or Merger Sub has breached any of its covenants or agreements under the merger agreement, or any representation or warranty made by Parent or Merger Sub under the merger agreement shall not be true and correct, such that the corresponding condition to closing would not be satisfied and such breach or inaccuracy cannot be cured by the termination date, or if curable, is not cured, within thirty (30) business days after written notice of such breach; provided that this termination right is not available to the Company if it is then in material breach of any of its representations, warranties, covenants or agreements under the merger agreement, such that the corresponding condition to closing would not be satisfied;

•
if all of the closing conditions to the completion of the merger or to the obligations of Parent and Merger Sub to consummate the merger are otherwise satisfied, and the Company has irrevocably confirmed by notice to Parent that all conditions to its obligation to consummate the merger have been satisfied or that it will waive any such unsatisfied conditions, and the merger shall not have been completed within three (3) business days after the delivery of such notice; or

•	prior to the receipt of the shareholders’ approval, in order to enter into an alternative acquisition agreement relating to a superior proposal;

by Parent, if:

•
the Company has breached any of its covenants or agreements under the merger agreement, or any representation or warranty made by it under the merger agreement shall not be true and correct, such that the corresponding condition to closing would not be satisfied and such breach or inaccuracy cannot be cured by the Company by the termination date, or if curable, is not cured, within thirty (30) business days after written notice of such breach; provided, that this termination right is not available to Parent if it is then in material breach of any of its representations, warranties, covenants or other agreements under the merger agreement, such that the corresponding condition to closing would not be satisfied;

•	the board of directors of the Company has changed, withheld, withdrawn, qualified or modified its recommendation to the shareholders of the Company in a manner adverse to Parent;

•
the board of directors of the Company has approved, recommended, or otherwise declared advisable or proposed to approve, recommend or declare advisable (publicly or otherwise) any acquisition proposal;

•	the Company has entered into an alternative acquisition agreement;

•	the Company or the board of directors of the Company has publicly announced its intention to do any of the foregoing; or

•
the Company has failed to include its recommendation to the shareholders of the Company in this proxy statement, or failed to hold the extraordinary general meeting to approve the merger agreement and the transactions contemplated thereby.

Termination Fee and Reimbursement of Expenses (Page 86)

The Company is required to pay Parent a termination fee of $3.0 million and fees and expenses incurred by Parent if the merger agreement is terminated by Parent due to a material breach by the Company.

The Company is required to pay Parent a termination fee of $6.0 million and fees and expenses incurred by Parent if:

•
(a) an acquisition proposal has been made, proposed or communicated (and not withdrawn) after May 31, 2011 and prior to the termination of the merger agreement, (b) the merger agreement is terminated by the Company due to expiration of the termination date and (c) the Company enters into any definitive agreement in connection with an acquisition proposal or consummates any acquisition proposal within twelve (12) months of the termination of the merger agreement;

•
the merger agreement is terminated by Parent because (a) the board of directors of the Company has changed, withheld, withdrawn, qualified or modified its recommendation to the shareholders of the Company in a manner adverse to Parent, (b) the board of directors of the Company has approved, recommended, or otherwise declared advisable or proposed to approve, recommend or declare advisable (publicly or otherwise) any acquisition proposal, (c) the Company has entered into a definitive agreement in connection with any acquisition proposal, (d) the Company or the board of directors of the Company has publicly announced its intention to do any of the foregoing; or (e) the Company has failed to include its recommendation to the shareholders of the Company in this proxy statement, or failed to hold the extraordinary general meeting to approve the merger agreement and the transactions contemplated thereby; or

•	the merger agreement is terminated by the Company in order to enter into a definitive agreement relating to a superior proposal.

Parent is required to pay the Company a termination fee of $6.0 million and fees and expenses incurred by Company if:

•	the merger agreement is terminated by the Company due to a material breach by Parent or Merger Sub; or

•
the merger agreement is terminated by the Company because (a) all of the closing conditions to the completion of the merger or to the obligations of Parent and Merger Sub to consummate the merger are otherwise satisfied, (b) the Company has irrevocably confirmed by notice to Parent that all conditions to its obligation to consummate the merger have been satisfied or that it will waive any such unsatisfied conditions, and (c) the merger shall not have been completed within three (3) business days after the delivery of such notice.

Material U.S. Federal Income Tax Consequences (Page 98)

The receipt of cash pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. Please see “Material U.S. Federal Income Tax Consequences” beginning on page 98 for additional information. The tax consequences of the merger to you will depend upon your personal circumstances. You should consult your tax advisors for a full understanding of the U.S. federal, state, local, foreign and other tax consequences of the merger to you.

Material PRC Income Tax Consequences (Page 101)

The Company does not believe that it should be considered a resident enterprise under the PRC Enterprise Income Tax Law (the “EIT Law”) or that the gain recognized on the receipt of cash for our Shares should otherwise be subject to PRC tax to holders of such Shares that are not PRC residents. If, however, the PRC tax authorities were to determine that the Company should be considered a resident enterprise or that the receipt of cash for our Shares should otherwise be subject to PRC tax, then gain recognized on the receipt of cash for our Shares pursuant to the merger by our shareholders who are not PRC residents could be treated as PRC-source income that would be subject to PRC income tax at a rate of 10%. You should consult your own tax advisor for a full understanding of the tax consequences of the merger to you, including any PRC tax consequences. Please see “Material PRC Income Tax Consequences” beginning on page 101 for additional information.

Material Cayman Islands Tax Consequences (Page 102)

The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will be payable (either by direct assessment or withholding) to the government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the merger or the receipt of cash for our Shares under the terms of the merger. This is subject to the qualification that (a) Cayman Islands stamp duty may be payable if any original transaction documents are brought to or executed in the Cayman Islands; and (b) registration fees will be payable to the Registrar of Companies to register the plan of merger. Please see “Material Cayman Islands Tax Consequences” beginning on page 102 for additional information.

Regulatory Matters (Page 66)

The Company does not believe that any material federal or state regulatory approvals, filings or notices are required in connection with the merger other than the approvals, filings or notices required under the federal securities laws and the filing of the plan of merger (and supporting documentation as specified in the Cayman Companies Law) with the Cayman Islands Registrar of Companies and in the event the merger becomes effective, a copy of the certificate of merger being given to the shareholders and creditors of the Company and Merger Sub as at the time of the filing of the plan of merger and notice of merger published in the Cayman Islands Gazette.

Accounting Treatment of the Merger (Page 65)

The merger is expected to be accounted for, at historical cost, as a merger of entities under common control in a manner similar to a pooling-of-interests, in accordance with Accounting Standards Codification 805-50, “Business Combinations – Related Issues.”

Conditions to the Merger (Page 84)

The completion of the merger and the other transactions contemplated by the merger agreement is subject to the satisfaction of the following conditions:

•	the merger agreement and the merger being approved by the shareholders at the extraordinary general meeting;

•
no law of any governmental entity of competent jurisdiction, restraining, enjoining or otherwise preventing completion of the merger and no governmental entity having instituted any judicial or administrative proceeding which continues to be pending seeking any such law; and

•
all authorizations, consents or approvals of a governmental entity required in connection with the execution and delivery of the merger agreement and the performance of the obligations thereunder shall have been made or obtained, subject to a material adverse effect exception.

The obligations of Parent and Merger Sub to consummate the merger are also subject to the satisfaction, or waiver by Parent, of the following conditions:

•
the representations and warranties of the Company in the merger agreement being true and correct as of the date of the merger agreement and as of the closing date, with certain representations and warranties subject to a de minimis exception and certain other representations and warranties subject to a material adverse effect exception;

•
the Company having performed or complied in all material respects with all covenants and agreements required to be performed or complied with by it under the merger agreement prior to or at the time of closing;

•	the Company having delivered to Parent a certificate, dated the closing date, signed by an executive officer of the Company, certifying the fulfillment of the conditions above;

•
since the date of the merger agreement, there having been no effect, change, event or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect; and

•	our shareholders holding more than 10% of the outstanding Shares have not validly served a written objection under Section 238(2) of the Cayman Companies Law.

The obligations of the Company to consummate the merger is subject to the satisfaction, or waiver by the Company, of the following conditions:

•	the representations and warranties of Parent and Merger Sub in the merger agreement being true and correct in all material respects as of the date of the merger agreement and as of the closing date;

•
each of Parent and Merger Sub having performed or complied in all material respects with all covenants and agreements required to be performed or complied with by it under the merger agreement prior to or at the time of closing; and

•
each of Parent and Merger Sub having delivered to the Company a certificate, dated the closing date, signed by a designated director of Parent and a designated director of Merger Sub, certifying the fulfillment of the conditions above.

Market Price of the Shares (Page 67)

The closing price of the Shares on NASDAQ on March 24, 2011, the last trading date immediately prior to the Company’s announcement on March 25, 2011 that it had received a “going private” proposal, was $6.15 per Share. The merger consideration of $7.20 per Share to be paid in the merger represents a premium of approximately 17.1% to that closing price.

Fees and Expenses (Page 65)

Whether or not the merger is completed, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such costs and expenses except as otherwise provided in the merger agreement, the subscription agreement and the consortium agreement.

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER

The following questions and answers address briefly some questions you may have regarding the extraordinary general meeting and the merger. These questions and answers may not address all questions that may be important to you as a shareholder of the Company. Please refer to the more detailed information contained elsewhere in this proxy statement, the annexes to this proxy statement and the documents referred to or incorporated by reference in this proxy statement.

Q:	What is the merger?

A:
The merger is a going private transaction pursuant to which Merger Sub will merge with and into the Company. Once the merger agreement is approved by the shareholders of the Company and the other closing conditions under the merger agreement have been satisfied or waived, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company after the merger. If the merger is completed, the Company will continue its operations as a privately held company owned solely by Parent, and as a result of the merger, the Shares will no longer be listed on NASDAQ, and the Company will cease to be a publicly traded company.

Q:	What will I receive in the merger?

A:
If you own Shares and the merger is completed, you will be entitled to receive $7.20 in cash, without interest, for each Share you own as of the effective time of the merger (unless you validly exercise and have not effectively withdrawn or lost your appraisal rights under Section 238 of the Cayman Companies Law with respect to the merger, in which event you will be entitled to the value of each Share appraised pursuant to the Cayman Companies Law).

Please see “Material U.S. Federal Income Tax Consequences,” “Material PRC Income Tax Consequences” and “Material Cayman Islands Tax Consequences” beginning on page 98 for a more detailed description of the tax consequences of the merger. You should consult with your own tax advisor for a full understanding of how the merger will affect your U.S. federal, state, local, foreign and other taxes.

Q:	How will the Company’s share options be treated in the merger?

A:
If the merger is completed, each outstanding, vested and unexercised option to purchase Shares under the Company Option Plan shall be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, a cash amount equal to the number of Shares underlying such option immediately prior to the effective time multiplied by the amount by which $7.20 exceeds the exercise price per Share of such vested option. If the merger is completed, each outstanding and unvested option to purchase Shares under the Company Option Plan shall be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, a restricted cash award in an amount equal to the number of Shares underlying such option multiplied by the amount by which $7.20 exceeds the exercise price per Share of such unvested option. Such restricted cash awards will be subject to the same vesting conditions applicable to the unvested options without giving effect to the merger and any such restricted cash awards will not be transferable; provided, however, that the restricted cash awards shall automatically become fully vested immediately upon termination of its holder’s employment or service with the surviving company or its affiliate to which such holder provides services as employee, consultant or as a director within twelve (12) months of the effective time of the merger without cause. On the date that the unvested options would have become vested without giving effect to the merger, such corresponding portion of the restricted cash awards will be delivered to the holder of such restricted cash award, less any applicable withholding taxes.

Q:	How will the Company’s warrants be treated in the merger?

A:
If the merger is completed, each outstanding and unexercised Company Warrant will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, a cash amount equal to the number of Shares underlying the Company Warrant multiplied by the amount by which $7.20 exceeds the exercise price per Share of the Company Warrant.

Q:	How will the Company’s unit purchase options be treated in the merger?

A:
If the merger is completed, each outstanding and unexercised unit purchase option to purchase Shares and a Company Warrant will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, a cash amount equal to the excess, if any, of (a)(i) $7.20 plus (ii) the number of Shares underlying the Company Warrants issuable under such unit purchase option multiplied by the amount by which $7.20 exceeds the exercise price per Share of the Company Warrant over (b) the exercise price of such unit purchase option. Given that the exercise price of each such unit purchase option is $10.00, the exercise price of the Company Warrant under each such unit purchase option is $10.00 and the merger consideration is only $7.20 per Share, each such unit purchase option will be cancelled for no consideration at the effective time of the merger.

Q:	After the merger is completed, how will I receive the merger consideration for my Shares?

A.
Promptly after the effective time of the merger (in any event within five (5) business days after the effective time), an exchange agent appointed by Parent will mail you (a) a form of letter of transmittal specifying how the delivery of the merger consideration to you will be effected and (b) instructions for effecting the surrender of share certificates in exchange for the applicable merger consideration. You will receive cash for your Shares from the exchange agent after you comply with these instructions.

Upon surrender of your share certificates or a declaration of loss or non-receipt, you will receive an amount equal to the number of your Shares multiplied by $7.20 in cash, without interest, in exchange for the cancellation of your Shares.

If the merger consideration is to be paid to a third party other than you, the payment will be conditioned upon (a) the surrendered share certificate being properly endorsed or otherwise being in proper form for transfer and (b) the person requesting the payment having paid any transfer and other taxes required by reason of the payment of merger consideration to a third party other than the registered holder of such share certificate and having established to the reasonable satisfaction of the surviving company that such tax either has been paid or is not applicable.

If your Shares are held in “street name” by your broker, bank or other nominee, you will receive instructions from your broker, bank or other nominee on how to surrender your Shares and receive the merger consideration for those Shares.

Q:	When and where will the extraordinary general meeting be held?

A:
The extraordinary general meeting will take place on __________, 2011, at __________ a.m. (Beijing time) at 21/F, Block D, The Place Tower, No. 9 Guanghua Road, Chaoyang District, Beijing 100020, People’s Republic of China.

Q:	What matters will be voted on at the extraordinary general meeting?

A:	You will be asked to consider and vote on the following proposals:

•	to adopt the merger agreement and approve the transactions contemplated by the merger agreement, including the merger; or

•
to approve any motion to adjourn or postpone the extraordinary general meeting in order to allow the Company to solicit additional proxies in favor of the approval of the merger and the approval and adoption of the merger agreement in the event that there are insufficient proxies received to pass the special resolution during the extraordinary general meeting.

Q:	What vote of our shareholders is required to adopt the merger agreement?

A:
Adoption of the merger agreement requires the approval by an affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at the extraordinary general meeting. At the close of business on __________, 2011, the record date for the extraordinary general meeting, [●] Shares were outstanding and entitled to vote at the extraordinary general meeting. Pursuant to the consortium agreement and the subscription agreement, each Continuing Shareholder agreed to vote all of the Shares owned by it in favor of the adoption of the merger agreement and the approval of the transactions contemplated by the merger agreement, including the merger, and against any competing proposal at any shareholders’ meeting of the Company. The Continuing Shareholders, as a group, own approximately 77.09% of the total outstanding Shares. Thus, assuming that each Continuing Shareholder complies with its obligations under the consortium agreement, the Continuing Shareholders, as a group, have sufficient votes to constitute a quorum for the extraordinary general meeting and adopt the merger agreement at the extraordinary general meeting.

Q:	How does the Company board of directors recommend that I vote on the proposals?

A:	After careful consideration and upon the unanimous recommendation of the independent committee, our board of directors, by a unanimous vote, recommends that you vote:

•	FOR the proposal to adopt the merger agreement and approve the transactions contemplated by the merger agreement, including the merger; and

•
FOR the proposal to approve any motion to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in favor of the approval of the merger and the approval and adoption of the merger agreement in the event that there are insufficient proxies received to pass the special resolution during the extraordinary general meeting.

Q:	Who is entitled to vote at the extraordinary general meeting?

A:
The record date is [●], 2011. Only shareholders entered in the register of members of the Company at the close of business on the record date or their proxy holders are entitled to vote at the extraordinary general meeting or any adjournment thereof.

Q:	What constitutes a quorum for the extraordinary general meeting?

A:
The presence, in person or by proxy, of shareholders holding not less than an aggregate of one-third of all of the outstanding Shares that are entitled to vote on the record date will constitute a quorum for the extraordinary general meeting.

Q:	When do you expect the merger to be completed?

A:
We are working toward completing the merger as quickly as possible and currently expect the merger to close in the third quarter of 2011. In order to complete the merger, we must obtain shareholder approval of the merger at the extraordinary general meeting and the other closing conditions under the merger agreement must be satisfied or waived in accordance with the merger agreement.

Q:	What happens if the merger is not completed?

A:
If our shareholders do not adopt the merger agreement and approve the transactions contemplated by the merger agreement, including the merger, or if the merger is not completed for any other reason, our shareholders will not receive any payment for their Shares pursuant to the merger agreement nor will the holders of any share options, Company Warrants or unit purchase options receive payment pursuant to the merger agreement. In addition, the Company will remain a publicly traded company. The Shares will continue to be listed and traded on NASDAQ, provided that the Company continues to meet NASDAQ’s listing requirements. In addition, the Company will remain subject to SEC reporting obligations.  Therefore, our shareholders will continue to be subject to similar risks and opportunities as they currently are with respect to their ownership of our Shares.

Under specified circumstances in which the merger agreement is terminated, the Company may be required to pay Parent a termination fee and reimburse Parent, Merger Sub and their affiliates (other than the Company) for their expenses in connection with the merger, or Parent may be required to pay the Company and its affiliates (other than Parent, Merger Sub and the Continuing Shareholders) a termination fee and reimburse the Company and its affiliates for their expenses in connection with the merger, in each case, as described under the caption “The Merger Agreement—Termination Fee and Reimbursement of Expenses” beginning on page 86.

Q:	What do I need to do now?

A:
We urge you to read this proxy statement carefully, including its annexes, exhibits, attachments and the other documents referred to or incorporated by reference herein and to consider how the merger affects you as a shareholder. After you have done so, please vote as soon as possible.

Q:	How do I vote if my Shares are registered in my name?

A:
If Shares are registered in your name as of the record date, you should simply indicate on your proxy card how you want to vote, and sign and mail your proxy card in the enclosed return envelope as soon as possible but in any event at least 48 hours before the time of the extraordinary general meeting so that your Shares will be represented and may be voted at the extraordinary general meeting.

Alternatively, you can attend the extraordinary general meeting and vote in person. If you decide to sign and send in your proxy card, and do not indicate how you want to vote, the Shares represented by your proxy will be voted FOR the proposal to adopt the merger agreement and approve the transactions contemplated by the merger agreement, including the merger, or FOR the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in favor of the approval of the merger and the approval and adoption of the merger agreement in the event that there are insufficient proxies received to pass the special resolution during the extraordinary general meeting unless you appoint a person other than the chairman of the meeting as proxy, in which case the Shares represented by your proxy card will be voted (or not submitted for voting) as your proxy determines. If your Shares are held by your broker, bank or other nominee, please see below for additional information.

Q:	If my Shares are held in a brokerage account, will my broker vote my Shares on my behalf?

A:
Your broker, bank or other nominee will only vote your Shares on your behalf if you instruct it how to vote. Therefore, it is important that you promptly follow the directions provided by your broker, bank or nominee regarding how to instruct it to vote your Shares. If you do not instruct your broker, bank or other nominee how to vote your Shares that it holds, those Shares may not be voted.

Q:	What will happen if I abstain from voting or fail to vote on the proposal to adopt the merger agreement?

A:
If you abstain from voting, fail to cast your vote in person or by proxy or fail to give voting instructions to your broker, dealer, commercial bank, trust company or other nominee, your vote will not be counted.

Q:	May I change my vote?

A:	Yes, you may change your vote in one of three ways:

•
first, you may revoke a proxy by written notice of revocation given to the chairman of the extraordinary general meeting before the extraordinary meeting commences. Any written notice revoking a proxy should be sent to Funtalk China Holdings Limited, 21/F, Block D, The Place Tower, No. 9 Guanghua Road, Chaoyang District, Beijing 100020, People’s Republic of China;

•
second, you may complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to the Company no less than 48 hours prior to the extraordinary general meeting; or

•
third, you may attend the extraordinary general meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the shareholder actually votes at the extraordinary general meeting.

If you hold Shares through a broker, bank or other nominee and have instructed the broker, bank or other nominee to vote your Shares, you must follow directions received from the broker, bank or other nominee to change your instructions.

Q:	What should I do if I receive more than one set of voting materials?

A:
You may receive more than one set of voting materials, including multiple copies of this proxy statement or multiple proxy or voting instruction cards. For example, if you hold your Shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold Shares. If you are a holder of record and your Shares are registered in more than one name, you will receive more than one proxy card. Please submit each proxy card that you receive.

Q:	If I am a holder of certificated Shares, should I send in my share certificates now?

A:
No. Promptly after the merger is completed, each holder of record as of the time of the merger will be sent written instructions for exchanging their share certificates for the per Share merger consideration. These instructions will tell you how and where to send in your share certificates for your cash consideration. You will receive your cash payment after the paying agent receives your share certificates and any other documents requested in the instructions. Please do not send share certificates with your proxy.

Holders of uncertificated Shares (i.e., holders whose shares are held in book-form entry) will automatically receive their cash consideration as soon as practicable after the effective time of the merger without any further action required on the part of such holders.

Q:	Am I entitled to appraisal rights?

A:
Yes. Shareholders who dissent from the merger will have the right to seek appraisal and payment of the fair value of their Shares if the merger is completed, but only if they deliver to the Company, before the vote is taken, a written objection to the merger and they subsequently comply with all procedures and requirements of Section 238 of the Cayman Companies Law for the exercise of appraisal rights. The fair value of your Shares as determined under that statute could be more than, the same as, or less than the merger consideration you would receive pursuant to the merger agreement if you do not exercise appraisal rights with respect to your Shares.

We encourage you to read the information set forth in this proxy statement carefully and to consult your own Cayman Islands legal counsel if you desire to exercise your appraisal rights. Please see “Dissenters’ Rights” beginning on page 90 as well as “Annex C—Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised)—Section 238” to this proxy statement for additional information.

Q:	Will any proxy solicitors be used in connection with the extraordinary general meeting?

A:	Yes. To assist in the solicitation of proxies, the Company has engaged Okapi Partners LLC as its proxy solicitor.

Q:	Do any of the Company’s directors or executive officers have interests in the merger that may differ from those of other shareholders?

A:
Yes. Some of the Company’s directors or executive officers have interests in the merger that may differ from those of other shareholders, including: (a) the beneficial ownership of equity interests in Parent by Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan; (b) the potential enhancement or decline in value of Parent’s shares, of which Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan are beneficial owners, as a result of the merger and future performance of the surviving company; (c) the anticipated establishment of a new equity-based share incentive plan and grants of equity awards to senior management and other employees after completion of the merger; (d) cash-out of in-the-money share options held by employees, the payment of which, in the case of unvested share options, is subject to continued vesting; (e) continued indemnification and advancement rights and directors and officers liability insurance to be provided by the surviving company to former directors and officers of the Company; (f) the compensation of members of the independent committee of our board of directors in exchange for their services in such capacity at a rate of $5,000 per month per member of the independent committee, provided that the total compensation to each member of the independent committee shall not exceed $70,000 (the payment of which is not contingent upon the completion of the merger or the independent committee’s or the board’s recommendation of the merger); (g) the transfer by Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan of a portion of the ordinary shares of Parent beneficially owned by them following the completion of the merger; and (h) the continuation of service of the executive officers of the Company with the surviving company in positions that are substantially similar to their current positions. Please see “Special Factors—Interests of Certain Persons in the Merger” beginning on page 59 for a more detailed discussion of how some of our Company’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of our shareholders generally.

Q:	How will our directors and executive officers vote on the proposal to adopt the merger agreement?

A:
Pursuant to the consortium agreement and the subscription agreement, Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan agreed to vote all of the Shares beneficially owned by them in favor of the adoption of the merger agreement and the approval of the transactions contemplated by the merger agreement, including the merger, and against any competing proposal at any shareholders’ meeting of the Company. As of the record date, Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan beneficially owned, in the aggregate, 16,643,634 Shares, or approximately 27.62% of the outstanding Shares.

Q:	Who can help answer my questions?

A:
If you have any questions about the merger or if you need additional copies of this proxy statement or the enclosed proxy card, you should contact Okapi Partners LLC, our proxy solicitor, toll free at +1 877 259 6290 (or +1 212 297 0720 outside of the United States of America).

SPECIAL FACTORS

Background of the Merger

Our board of directors and senior management periodically review the Company’s long-term strategic plans with the goal of enhancing shareholder value. As part of this ongoing process, our board of directors and senior management, from time to time, have considered strategic alternatives that may be available to the Company. In addition, from time to time since the Company became a public company, Mr. Dongping Fei, our chief executive officer, and Mr. Kuo Zhang, chairman of our board of directors, have discussed with certain institutions the possibility of providing debt or equity financing to the Company.

On January 18, 2011, PAGAC met with an investment bank and had a separate conference call with a law firm to explore the feasibility of a possible going private transaction with respect to the Company on a highly preliminary basis.

On January 24, 2011, ARCH Digital Holdings Ltd. met with a private equity fund to consider the private equity fund’s proposal to provide financing to the Company in the form of convertible bonds in a transaction that was unrelated to the merger. These discussions did not progress, and such financing was not ultimately pursued.

On January 25, 2011, PAGAC initiated preliminary discussions regarding the feasibility of a possible going private transaction with respect to the Company with Mr. Dongping Fei and Mr. Kuo Zhang. No details regarding the terms or timing of the possible transaction were discussed. Shortly after the initial discussions, ARCH Digital Holdings Ltd. and PAGAC consulted with Cleary Gottlieb Steen & Hamilton LLP (“Cleary”) and, on February 9, 2011, Citigroup Global Markets Asia Limited (“Citi”) regarding a possible going private transaction with respect to the Company.

On February 14, 2011, PAGAC met with representatives of the Company, including Mr. Dongping Fei and Mr. Kuo Zhang, as well as Cleary and Citi, to engage in preliminary discussions regarding the merger.

On March 9, 2011, PAGAC met with Mr. Dongping Fei to discuss the possibility of PAGAC, or a group of investors led by PAGAC, providing financing for the merger. Mr. Dongping Fei and Mr. Kuo Zhang then had discussions with other members of the Consortium regarding the merger to assess, on a preliminary basis, whether such other members of the Consortium would be interested in participating in the merger.

On March 10, 2011, Cleary began preparing drafts of a preliminary non-binding proposal letter, consortium agreement and Schedule 13D amendments to be filed by the Consortium based on feedback from the Consortium, PAGAC (as the potential financing source) and Citi. From March 10 to March 25, 2011, the members of the Consortium negotiated the terms of the consortium agreement.

On March 11, 2011, PAGAC held conversations with a potential co-investor (the same private equity fund which had previously expressed an interest in potentially providing financing to the Company) regarding the possibility of PAGAC and such potential co-investor providing financing for the merger.

On March 14, 2011, PAGAC met with Mr. Dongping Fei, Mr. Kuo Zhang, Cleary and Citi to discuss, among other matters, the proposed pricing and timetable for the merger. Mr. Dongping Fei and Mr. Kuo Zhang then had discussions with the other members of the Consortium regarding the proposed pricing for the merger.

On March 24, 2011 and March 25, 2011, PAGAC met with Mr. Dongping Fei to discuss the possible terms on which PAGAC would potentially be prepared to provide financing for the merger. On March 24, 2011, Citi provided to the Consortium and PAGAC certain financial analyses performed by Citi in connection with the merger. On March 25, 2011, the Consortium held a conference call with Citi and Cleary to finalize the terms on which members of the Consortium would commit to proceed with the merger.

On March 25, 2011, the Continuing Shareholders entered into the consortium agreement pursuant to which the Continuing Shareholders agreed, among other things, to (a) form a consortium to undertake the merger, (b) engage Citi as their financial advisor and Cleary and Conyers Dill & Pearman as their U.S. and Cayman Islands legal counsel for the merger, and (c) vote or cause to be voted all of the Shares owned by the Continuing Shareholders in favor of the adoption of the merger agreement and the transactions contemplated by the merger agreement and against any competing proposal at any shareholders meeting of the Company. On the same day, the Continuing Shareholders delivered to the board of directors of the Company a formal proposal letter, describing the proposed terms of the potential transaction. The proposal letter contained an offer to acquire all of the outstanding Shares not already owned by the Continuing Shareholders at a price per Share of $7.10 in cash subject to certain conditions. The proposal letter also stated that the offer represented a premium of 34% to the average closing price of the Shares during the 30 consecutive trading days prior to March 25, 2011. The proposal also stated that the Continuing Shareholders were in discussions with several investment funds that had expressed interest in providing financing for the potential transaction. The proposal letter stated that the Continuing Shareholders were interested only in acquiring the outstanding Shares not already owned by them, and that they did not intend to sell their respective stakes in the Company to a third party.

Over the course of the following week, PAGAC held discussions with Mr. Dongping Fei, as representative of the Consortium, regarding the terms on which PAGAC would potentially be prepared to provide financing for the merger. Between March 25, 2011 and May 23, 2011, PAGAC held a number of discussions with the potential co-investor regarding such potential co-investor’s interest in participating in the financing for the merger, the due diligence process and the other terms and conditions on which such potential co-investor would potentially be prepared to co-invest with PAGAC in financing the merger. In addition, between March 30, 2011 and April 8, 2011, PAGAC held a number of discussions with another potential co-investor regarding such potential co-investor’s interest in participating in the financing for the merger.

On March 26, 2011, PAGAC met with members of the Consortium and further discussed the potential key terms of financing to be provided by PAGAC, the process and scope of subsequent due diligence, as well as the general envisaged timeline for the merger.

On March 30, 2011, the board of directors of the Company decided by written resolution that it was in the best interests of the Company to form an independent committee, consisting of the board’s independent directors, Mr. Alex Fan, Mr. Linzhen Xie and Mr. Hua Yang, who would serve as the spokesperson of the independent committee, to consider and attend to all matters in connection with the proposal letter from the Continuing Shareholders and the transactions contemplated thereby, including: (a) evaluate, communicate, negotiate, respond, reject, approve and effectuate the proposal letter and the transactions contemplated thereby and determine whether the proposal is in the best interest of the shareholders other than the Continuing Shareholders; (b) make such reports and recommendations to the board of directors of the Company at such time and in such manner as the independent committee considers appropriate; (c) execute any document for and on behalf of the Company; (d) appoint advisors (legal, financial or otherwise) to assist the independent committee on any matter and for any reason; and (e) exercise any other power that may be otherwise exercised by the board of directors of the Company and that the independent committee may deem necessary or advisable to carry out its duties and responsibilities through abandonment or completion of the transactions contemplated by the proposal. Thereafter, the independent committee interviewed several financial advisors and law firms to choose among them its independent financial advisor and legal advisors. In the process of identifying the financial advisor, the independent committee informally discussed the possible positive and negative qualifications of candidates for that role.

On April 1, 2011, the Continuing Shareholders entered into a confidentiality agreement with the Company, as authorized by the independent committee. Subsequently, PAGAC entered into back-to-back confidentiality agreements with potential co-investors.

On April 4, 2011, the independent committee decided to retain Merrill Lynch as its independent financial advisor, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) as its U.S. legal counsel, and Maples & Calder (“Maples”) as its Cayman Islands legal counsel to assist its work.

On April 6, 2011, Merrill Lynch and Citi held a meeting to discuss, among other matters, the due diligence to be conducted by PAGAC and the Continuing Shareholders, the arrangement of a data room by the Company and the process and appropriate protocols for the merger. As part of the protocols for the process forward, the Continuing Shareholders agreed to cooperate fully with the due diligence to be conducted by the independent committee and its advisors and to ensure all information would be equally shared between the Continuing Shareholders and the independent committee and its advisors. The Continuing Shareholders also agreed that they would inform the independent committee of any third party interest in participating in the merger received by the Continuing Shareholders after March 25, 2011.

On April 7, 2011, the Company held a management presentation for PAGAC, the Continuing Shareholders, Citi and Cleary at the Company’s offices in Beijing and began to make information available via an online data room in response to their due diligence request lists. On April 8, 2011, certain members of senior management held legal and financial due diligence sessions in Beijing with Cleary and Citi, respectively.

On April 12, 2011, the independent committee had an initial organizational meeting with Merrill Lynch, Skadden and Maples. At the meeting, (a) Skadden advised the independent committee of the key issues and implications with respect to a 13e-3 going-private transaction under the U.S. securities laws, (b) Maples advised the independent committee of the process of and key issues in a statutory merger and the directors’ fiduciary duties under Cayman Islands laws, (c) Merrill Lynch presented to the independent committee an update on its due diligence and market update in connection with the evaluation of the proposal by the Continuing Shareholders, and (d) the parties discussed an indicative timetable for the transactions contemplated by the proposal. The independent committee and its advisors discussed the possibility of exploring potential alternative transactions to the merger. However, given that the Continuing Shareholders collectively owned approximately 77.09% of the total outstanding Shares (excluding Warrants and share options), and that none of the Continuing Shareholders would consider a sale of the Shares other than in connection with the merger, the independent committee concluded that there was no true “market” for an alternative sale of the Company and  thus, the independent committee would not pursue a market-sounding exercise which may otherwise be deemed as futile.

Between early April and May 31, 2011, the Continuing Shareholders had several discussions with PAGAC and other potential co-investors regarding the financing for the merger. PAGAC retained Simpson Thacher & Bartlett LLP (“Simpson Thacher”) to represent PAGAC and other potential co-investors with respect to their potential financing of the merger, including providing comments on the merger agreement and other transaction documents and drafting the subscription agreement and ancillary agreements relating to the subscription agreement.

On April 13, 2011, the Continuing Shareholders informed the independent committee that PAGAC had agreed in principle to lead a group of investors who had expressed an interest in providing financing to Parent in the form of equity or equity-linked securities of Parent in connection with the merger and that the proceeds of such financing could be used for, among other purposes, paying consideration to the Company’s shareholders (other than the Continuing Shareholders), paying transaction-related expenses and funding potential future growth and ongoing working capital needs of the Company following the merger.

On April 16, 2011, Cleary provided an initial draft of the merger agreement to the independent committee and Skadden.

On April 21, 2011, Latham & Watkins LLP (“Latham”), U.S. legal counsel to the Company, provided comments from the Company’s management (excluding, to the extent applicable, members of the Consortium) on the draft merger agreement based on management’s review of the agreement. On the same day, Skadden presented to the independent committee a revised draft of the merger agreement with proposed amendments to the merger agreement for consideration by the independent committee as well as an issues list highlighting the key differences between the positions taken by the Consortium and those proposed under the revised draft of the merger agreement.

On April 22, 2011, the independent committee had a meeting with Merrill Lynch, Skadden and Maples. At the meeting, (a) Merrill Lynch updated the independent committee on the progress of its due diligence and market analyses and provided the independent committee with an overview of the valuation methodologies it would use with respect to the proposal from the Continuing Shareholders, (b) Skadden explained the key terms of the draft merger agreement to the independent committee, (c) the independent committee, Merrill Lynch, Skadden and Maples then discussed the key terms of the draft merger agreement, the respective advantages and disadvantages, and the proposed position of the independent committee as to those terms and (d) Maples presented the independent committee with an update on Cayman Islands law with respect to the shareholders’ approval threshold for a statutory merger. The independent committee and its advisors further discussed (a) the offer price, (b) whether the obligations of Parent and Merger Sub would be guaranteed by creditworthy beneficial owners of the Consortium Shares (c) whether the merger would be conditioned on holders of no more than 5% of the Shares having validly served a notice of dissent under the Cayman Companies Law, (d) the ability of the Company to specifically enforce the merger agreement, (e) the reverse termination fee and the triggering events for the termination fee and the reverse termination fee, (f) the independent committee’s rights and limitations in dealing with third party competing proposals and (g) certainty of closing. After a lengthy discussion in which Merrill Lynch, Skadden and Maples answered questions posed by the independent committee, the independent committee instructed Merrill Lynch and Skadden to engage in financial and legal negotiations with the Continuing Shareholders. Following the meeting, Skadden provided a further revised draft of the merger agreement to Cleary reflecting the independent committee’s positions.

On April 25, 2011, Skadden provided an initial draft of the limited guaranty to the Continuing Shareholders and Cleary.

On April 27, 2011, the Company sent management’s financial projections for the fiscal year ending March 31, 2012 through the fiscal year ending March 31, 2016 to Citi and the Continuing Shareholders (which financial projections are set forth under “Special Factors—Certain Financial Projections”). In addition, on the same day, Merrill Lynch and Citi held a meeting to review and discuss Merrill Lynch’s preliminary financial analysis regarding the Company, and Merrill Lynch asked the Continuing Shareholders and their advisors to consider increasing the offer price.

On April 28, 2011, Cleary distributed a revised draft of the merger agreement, which, among other things, added a modified “guaranty” provision under which the Continuing Shareholders and PAGAC agreed to guarantee the performance of Parent and Merger Sub’s obligations under the merger agreement to pay a reverse termination fee to the Company and reimburse certain expenses incurred by the Company if the merger agreement was terminated under certain circumstances. On the same day, the Continuing Shareholders, Merrill Lynch, Citi, Skadden and Cleary held a meeting to discuss the outstanding issues in the revised merger agreement circulated by Cleary. Following the discussion at the meeting, the key outstanding issues included, among others, (a) the offer price, (b) the merger being conditioned on a “majority of the minority” vote, (c) the scope of the limited guaranties to be provided by the Continuing Shareholders and PAGAC, (d) the merger being conditioned on holders of no more than 5% of the Shares having validly served a notice of dissent under the Cayman Companies Law, (e) the ability of the Company to specifically enforce the merger agreement and, as a third party beneficiary, the equity financing document, (f) the independent committee’s ability to consider other proposals and (g) the reverse termination fee.

On April 30, 2011, the independent committee, the Company, Merrill Lynch, Skadden and Maples held a meeting. Maples discussed the amendments to the Cayman Companies Law which became effective on April 27, 2011 and the effect of such amendments on the statutory shareholders’ approval threshold and answered questions from the members of the independent committee. Skadden then reported to the independent committee the discussions on the merger agreement among the Continuing Shareholders, Merrill Lynch, Citi, Skadden and Cleary during the meeting on April 28, 2011, explained in detail the differences between the positions taken by the Continuing Shareholders and those taken by the independent committee and their respective implications, and answered questions from the independent committee and Merrill Lynch. Merrill Lynch then provided the independent committee with an update on the progress of its due diligence and market analyses, reviewed various valuation methodologies and answered questions from the independent committee. The independent committee instructed Skadden to convey a message to the Continuing Shareholders that the independent committee was willing to discuss with the Continuing Shareholders the necessity of specific performance if the Continuing Shareholders were willing to consider an increase of the offer price and a meaningful reverse termination fee. The independent committee also authorized Skadden to continue to negotiate on behalf of the independent committee with the Continuing Shareholders on the other outstanding issues.

On May 1, 2011, Merrill Lynch and Citi held a meeting to discuss Citi's financial analysis regarding the Company which supported the proposed price of $7.10 per Share. Citi's financial analysis, which was prepared to facilitate price negotiations with Merrill Lynch, was based on revised projected financial information provided by the Company to Citi on April 27, 2011. The revised projected financial information differed from the projected financial information used earlier by Citi in connection with its financial analysis provided to the Consortium on March 24, 2011, primarily due to the changes in the assumptions with respect to the Company's projected working capital and capital expenditures. The revisions to the projected financial information made by the Company were based on a variety of factors, including the latest annual management accounts which became available in April and management's updated views on the Company's operations and business plans. At the meeting with Merrill Lynch, Citi indicated that the Continuing Shareholders and their advisors considered the $7.10 per Share offer to be an attractive offer from a financial point of view based on their latest financial analysis and due diligence with respect to the Company.  A copy of Citi's financial analysis provided to Merrill Lynch on May 1, 2011 is attached as Exhibit (c) - (4) to the Company's transaction statement on Schedule 13E-3.

Between May 1, 2011 and May 7, 2011, Skadden and Cleary continued to negotiate with each other with respect to the terms of the merger agreement and the limited guaranties to be provided by the Continuing Shareholders and PAGAC. Skadden, on behalf of the independent committee, agreed, among other things, that if the amount of the reverse termination fee was sufficient, then the independent committee would agree to the scope of the limited guaranties to be provided by the Continuing Shareholders and PAGAC being limited to Parent’s payment obligations under the merger agreement and that the independent committee would drop the request that the Company should be able to specifically enforce the merger agreement and, as a third party beneficiary, the subscription agreement. Cleary, on behalf of the Continuing Shareholders, agreed, among other things, to raise the offer price from $7.10 per Share to $7.15 per Share, and that Parent would pay a reverse termination fee of $3.0 million if the merger agreement was terminated under certain triggering events.

On May 7, 2011, Cleary circulated to Skadden a draft subscription agreement which was prepared by Simpson Thacher and reflected terms tentatively agreed between PAGAC and the Continuing Shareholders. On the next day, the independent committee, the Company, Merrill Lynch, Skadden and Maples held a meeting. Skadden updated the independent committee on the status of the negotiations with the Continuing Shareholders and Cleary in connection with the merger agreement. Merrill Lynch updated the independent committee on the status of the negotiations with the Continuing Shareholders and Citi in connection with the valuation and offer price. The independent committee instructed Merrill Lynch and Skadden to seek to increase the offer price to $7.25 per Share and the reverse termination fee to $6.0 million. On the same day, Skadden circulated a revised merger agreement, revised form of limited guaranty and comments to the subscription agreement.

On May 9, 2011, Skadden, the Continuing Shareholders, PAGAC, Cleary, Citi and Merrill Lynch had intensive negotiations with respect to the terms of the merger agreement, subscription agreement and the limited guaranties, which focused on, among other things, (a) the merger being conditioned on a “majority of the minority” vote, (b) the identities of the guarantors, (c) the reverse termination fee, (d) the independent committee’s rights in connections with third party competing proposals and (e) the conditionality of the merger.

On May 10, 2011, Cleary distributed a revised draft of the merger agreement, which, among other things, (a) left the offer price unchanged at $7.15 per Share, (b) required that the merger not be conditioned on a “majority of the minority” vote, (c) agreed to increase the threshold of Dissenters Shares as a condition to the merger from 5% to 10% and (d) agreed to increase the reverse termination fee from $3.0 million to $6.0 million.

On May 11, 2011, with the instructions from the independent committee, Skadden requested the Continuing Shareholders increase the offer price to $7.20 per Share. Following further negotiation, the Continuing Shareholders agreed to increase the offer price to $7.20 per Share, subject to resolution of the issues in the merger agreement as reflected by Cleary’s draft circulated on May 10, 2011.

Between May 11, 2011 and May 15, 2011, Cleary and Skadden exchanged various drafts of the merger agreement, form of limited guaranty and subscription agreement.

On May 15, 2011, the independent committee, the Company, Merrill Lynch, Skadden and Maples held a meeting. Merrill Lynch reviewed its financial analyses with respect to the Company and the transaction proposed by the Continuing Shareholders to acquire the Shares, other than the Consortium Shares, at a purchase price of $7.20 per Share. At the request of the independent committee, Merrill Lynch then rendered its oral opinion to the effect that, as of May 15, 2011, and based upon and subject to the factors, limitations and assumptions set forth in its written opinion, the $7.20 per Share merger consideration to be received by holders of the Shares was fair, from a financial point of view, to holders of such Shares (other than the Consortium Shares, the Dissenters Shares and Shares held by any direct or indirect wholly owned subsidiary of the Company). Skadden then reviewed the terms of the draft merger agreement with the independent committee. On May 16, 2011, following a comprehensive and detailed discussion of the proposed terms of the merger agreement, as well as Merrill Lynch’s financial presentation and financial opinion, the independent committee unanimously resolved to recommend that our board of directors approve and adopt the proposed merger agreement and the transactions contemplated thereby.

On May 16, 2011, the Continuing Shareholders orally informed the independent committee that it was not in a position to resolve the final open issues in the transaction documents due to unresolved internal issues.

On May 18, 2011, the Continuing Shareholders delivered to the independent committee a letter, on behalf of the Continuing Shareholders and PAGAC, expressing their continued attention and sincerity with respect to the merger. The letter explained that the Continuing Shareholders and PAGAC would delay discussions with the independent committee regarding the open issues in the definitive agreements because there were still certain internal discussions and review to be completed by the Continuing Shareholders and PAGAC.

Between May 16, 2011 and May 29, 2011, the Continuing Shareholders, PAGAC and other potential co-investors had several discussions regarding the terms and conditions of the financing for the merger. After the conclusion of these discussions, the potential co-investor decided that it would not participate in the financing for the merger. Shortly thereafter, the parties entered into discussions with Cypress and Kingwin regarding a commitment by Cypress and Kingwin to purchase ordinary shares of Parent from certain Continuing Shareholders immediately following the completion of the merger at a price per ordinary share of Parent not to exceed the equivalent of the merger consideration. During such time the Continuing Shareholders and PAGAC and their respective legal counsel negotiated and revised the terms of the subscription agreement and discussed potential revisions to the merger agreement and limited guaranties to be provided by the Continuing Shareholders and PAGAC.

On May 28, 2011, the Continuing Shareholders and PAGAC informed the independent committee that they had resolved their internal issues and were ready to proceed with resolving the remaining open issues and finalizing the definitive agreements.

On May 29, 2011, Cleary distributed a further revised draft of the merger agreement and the form of limited guaranty, each of which was similar to the drafts previously approved by the independent committee on May 16, 2011.

On May 30, 2011, Simpson Thacher distributed a further revised subscription agreement between the Continuing Shareholders, Parent and PAGAC.

On May 29, 2011 and May 30, 2011, Cleary, Simpson Thacher and Skadden had several conference calls to negotiate the remaining outstanding issues in the merger agreement, the limited guaranties, subscription agreement and the disclosure schedules to the merger agreement, and subsequently finalized these documents.

On May 30, 2011, the independent committee, Merrill Lynch, Skadden and Maples held a meeting by conference call. Merrill Lynch updated its financial presentation with respect to the Company and the transaction proposed by the Continuing Shareholders to acquire the Shares (other than the Consortium Shares) at a purchase price of $7.20 per Share. At the request of the independent committee, Merrill Lynch then rendered its updated oral opinion (which was subsequently confirmed in writing by delivery of its written opinion dated the same date) to the effect that, as of May 30, 2011, and based upon and subject to the factors, limitations and assumptions set forth in its written opinion, the $7.20 per Share merger consideration to be received by holders of the Shares was fair, from a financial point of view, to holders of such Shares (other than the Consortium Shares, the Dissenters Shares and Shares held by any direct or indirect wholly owned subsidiary of the Company). The full text of the written opinion of Merrill Lynch, delivered on May 31, 2011, is attached as Annex B to this proxy statement. Skadden then reviewed the terms of the draft merger agreement with the independent committee. Following a comprehensive and detailed discussion of the updated terms of the merger agreement, as well as Merrill Lynch’s financial presentation and financial opinion, the independent committee unanimously resolved to recommend that our board of directors approve and adopt the proposed merger agreement and the transactions contemplated thereby.

Following the meeting of the independent committee, based upon the unanimous recommendation of the independent committee, our board of directors adopted resolutions approving the terms of the draft merger agreement and the transactions contemplated thereby, and resolutions recommending that the Company’s shareholders vote to approve the terms of the merger agreement. Please see “Special Factors— Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors” beginning on page 27 for a description of the resolutions of our board of directors at this meeting.

On May 31, 2011, Parent and Merger Sub executed the merger agreement and Mr. Hua Yang, as spokesperson for the independent committee, executed the merger agreement on behalf of the Company, and the Continuing Shareholders and PAGAC executed the subscription agreement. On the same day, the Company issued a press release announcing the execution of the merger agreement.

Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors

The independent committee and the Company’s board of directors believe that, as a privately held entity, the Company’s management may have greater flexibility to focus on improving the Company’s financial performance without the constraints caused by the public equity market’s valuation of the Company and emphasis on short-term period-to-period performance. As a publicly traded company, the Company faces pressure from public shareholders and investment analysts to make decisions that might produce better short-term results, but over the long term lead to a reduction in the per Share price of its publicly traded equity securities.

The independent committee and the Company’s board of directors also believe that it is appropriate for the Company to undertake the merger and terminate the registration of the Shares at this time because (a) the offer price of $7.20 per Share represents a premium over recent market prices, (b) there is considerable increased competition as to the Company’s industry and its operations, and (c) the limited trading volume of the Shares on NASDAQ does not justify the costs of remaining a public company, including the cost of complying with SOX and other U.S. federal securities laws. In 2010, such costs included, but were not limited to, approximately $160,000 for fees and expenses relating to SOX compliance, approximately $1,380,000 for fees and expenses of public accountants, approximately $450,000 for fees and expenses of U.S. securities counsel, approximately $170,000 for printing costs and approximately $170,000 for fees and expenses of the Company’s investor relations firm (in each case excluding fees and expenses relating to the merger). With respect to (c) above, these costs are ongoing, comprise a significant element of our corporate overhead expense, and are difficult to reduce. In addition to the direct out-of-pocket costs associated with SEC reporting and compliance, the Company’s management and accounting staff, which comprises a handful of individuals, need to devote significant time to these matters.

Furthermore, as an SEC-reporting company, the Company is required to disclose a considerable amount of business information to the public, some of which would be considered proprietary and would not be disclosed by a non-reporting company. As a result, our actual or potential competitors, customers, lenders and vendors all have ready access to this information which potentially may help them compete against us or make it more difficult for us to negotiate favorable terms with them, as the case may be.

Based on the foregoing considerations, the Company’s board of directors concluded that it is more beneficial to the Company to undertake the proposed merger and become a private company as a result of the proposed merger than to remain a public company.

Our board of directors, acting upon the unanimous recommendation of the independent committee, which independent committee acted with the advice and assistance of our management (other than Mr. Kuo Zhang, chairman of our board of directors, Mr. Dongping Fei, chief executive officer of the Company, Mr. Hengyang Zhou, executive president of Beijing Funtalk Century Technology Group Company Limited, an indirect wholly owned subsidiary of the Company, and Mr. Francis Kwok Cheong Wan, senior vice president of corporate investor relations of the Company), and its financial and legal advisors, evaluated the merger, including the terms and conditions of the merger agreement.

At a meeting on May 30, 2011, the independent committee unanimously recommended that our board of directors adopt resolutions that:

•
determine that the merger, on the terms and subject to the consideration set forth in the merger agreement, is fair (both substantively and procedurally) to, and in the best interests of, the Company and its unaffiliated shareholders, and declare it advisable to enter into the merger agreement;

•	approve the execution, delivery and performance by the Company of the merger agreement and the completion of the transactions contemplated thereby, including the merger; and

•	recommend the approval and adoption of the merger agreement by the holders of the Shares.

On May 31, 2011, our board of directors unanimously approved the resolutions recommended by the independent committee.

In the course of reaching their respective determinations, the independent committee and our board of directors considered the following substantive factors and potential benefits of the merger, each of which the independent committee and our board of directors believed supported their respective decisions, but which are not listed in any relative order of importance:

•
our board of directors’ knowledge of our business, financial condition, results of operations, prospects and competitive position and its belief that the merger is more favorable to our shareholders than any other alternative reasonably available to the Company and our shareholders;

•	global economic conditions and the potential effects on our financial condition;

•
estimated forecasts of our future financial performance prepared by our management, together with our management’s view of our financial condition, results of operations, business, prospects and competitive position;

•	the limited trading volume of our Shares on NASDAQ;

•
the due diligence performed by the independent committee, and reported to our board of directors, with respect to the equity financing provided by PAGAC for the transaction and the ability of the Continuing Shareholders and PAGAC to consummate the merger assuming the availability of such equity financing;

•
the belief of the independent committee that the terms of the merger agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable;

•	the all-cash merger consideration, which will allow our unaffiliated shareholders to immediately realize liquidity for their investment and provide them with certainty of the value of their Shares;

•
the current and historical market prices of our Shares, including the fact that the merger consideration offered to our unaffiliated shareholders represents a 17.1% premium to the closing price of our Shares on March 24, 2011, the last trading day immediately prior to the Company’s announcement on March 25, 2011 that it had received a “going private” proposal. The fact that the $7.20 per Share merger consideration to be paid to unaffiliated shareholders in the merger also represents a (a) 22.0% premium over the closing price of $5.90 per Share on May 27, 2011, the trading day immediately before the merger agreement was signed, and (b) 35.9% premium over the Company’s 30 trading day average price as quoted by NASDAQ on March 24, 2011, the last trading day prior to the Company’s announcement on March 25, 2011 that it had received a “going private” proposal;

•
the merger consideration of $7.20 per Share represents a premium over the offering price per Share of $7.00 pursuant to the Company’s initial public offering of the Shares conducted in December 2009 and the Company’s subsequent offering of the Shares conducted in October 2010;

•
the possibility that it could take a considerable period of time before the trading price of the Shares would reach and sustain at least the per Share merger consideration of $7.20, as adjusted for present value;

•
the negotiations with respect to the merger consideration that, among other things, led to an increase in the offer price from $7.10 per Share to $7.20 per Share and the independent committee’s determination that, following extensive negotiations with the Continuing Shareholders, $7.20 per Share was the highest price that the Continuing Shareholders and PAGAC would agree to pay, with the independent committee basing its belief on a number of factors, including the duration and tenor of negotiations and the experience of the independent committee and its advisors;

•	the likelihood that the merger would be completed based on, among other things (not in any relative order of importance):

•
the fact that Parent and Merger Sub had obtained the signed subscription agreement for the transaction, the limited number and nature of the conditions to the equity financing, the reputation of the equity financing source, each of which, in the reasonable judgment of the independent committee, increases the likelihood of such financing being completed;

•	the absence of a financing condition in the merger agreement;

•	the likelihood and anticipated timing of completing the merger in light of the scope of the conditions to completion, including the absence of significant required regulatory approvals; and

•
the fact the merger agreement provides that, in the event of a failure of the merger to be completed under certain circumstances, Parent will pay the Company a $6.0 million termination fee, as applicable, and the guarantee of such payment obligation by the Continuing Shareholders and PAGAC pursuant to the limited guaranties;

•
following its formation, the independent committee’s independent control of the sale process with the advice and assistance of Merrill Lynch and Skadden as its financial and legal advisors, respectively, reporting solely to the independent committee;

•
our ability, subject to compliance with the terms and conditions of the merger agreement, to terminate the merger agreement prior to the completion of the merger in order to accept an alternative transaction proposed by a third party that is a “superior proposal” (as defined in the merger agreement and further explained under the caption “Merger Agreement—Acquisition Proposals” beginning on page 82);

•	our ability, under certain circumstances, to change, withhold, withdraw, qualify or modify our recommendation that our shareholders vote to adopt the merger agreement;

•
the financial analysis reviewed and discussed with the independent committee by representatives of Merrill Lynch, as well as the oral opinion of Merrill Lynch to the independent committee on May 30, 2011 which was subsequently confirmed in writing by delivery of Merrill Lynch’s written opinion dated the same date) with respect to the fairness, from a financial point of view, of the $7.20 per Share merger consideration to be received by holders of the Shares (other than the Consortium Shares, the Dissenters Shares and Shares held by any direct or indirect wholly owned subsidiary of the Company) in the merger, as of May 30, 2011, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Merrill Lynch in preparing its opinion. Please see “Special Factors – Opinion of Independent Committee’s Financial Advisor” beginning on page 40 for additional information;

•
the consideration and negotiation of the merger agreement was conducted entirely under the control and supervision of the independent committee, which consists of three (3) independent directors, each of whom is an outside, non-employee director, and that no limitations were placed on the independent committee’s authority; and

•
the independent committee’s belief that it was unlikely that any transaction with a third party could be completed at this time since each of the Continuing Shareholders agreed, under the consortium agreement, not to sell or offer to sell its Shares to any third party.

In addition, the independent committee and our board of directors believed that sufficient procedural safeguards were and are present to ensure that the merger is procedurally fair to our unaffiliated shareholders and to permit the independent committee and our board of directors to represent effectively the interests of such unaffiliated shareholders. These procedural safeguards, which are not listed in any relative order of importance, are discussed below:

•
in considering the transaction with the Continuing Shareholders and PAGAC, the independent committee acted solely to represent the interests of the unaffiliated shareholders, and the independent committee had independent control of the extensive negotiations with the Continuing Shareholders, PAGAC and their respective legal and financial advisors on behalf of such unaffiliated shareholders;

•
all of the directors serving on the independent committee during the entire process were and are independent directors and free from any affiliation with the Continuing Shareholders or PAGAC. In addition, none of such directors is or ever was an employee of the Company or any of its subsidiaries or affiliates and none of such directors has any financial interest in the merger that is different from that of the unaffiliated shareholders other than the members’ receipt of board and independent committee compensation (which are not contingent upon the completion of the merger or the independent committee’s or board’s recommendation of the merger) and their indemnification and liability insurance rights under the merger agreement;

•
the independent committee was assisted in negotiations with the Continuing Shareholders and PAGAC and in its evaluation of the merger by Merrill Lynch, Skadden and Maples, its financial and legal advisors, respectively;

•
the independent committee was empowered to consider, attend to and take any and all actions in connection with the written proposal from the Continuing Shareholders and the transactions contemplated thereby from the date the committee was established, and no evaluation, negotiation, or response regarding the transaction or any documentation in connection therewith from that date forward was considered by our board of directors for approval unless the independent committee had recommended such action to our board of directors;

•
the terms and conditions of the merger agreement were the product of extensive negotiations between the independent committee and its advisors, on the one hand, and the Continuing Shareholders, PAGAC and their respective advisors, on the other hand, which, among other things, resulted in an increase in the offer price from $7.10 to $7.20 per Share;

•	the independent committee had the authority to reject the terms of any strategic transaction, including the merger;

•	the independent committee met regularly to consider and review the terms of the merger;

•
the recognition by the independent committee and our board of directors that it had no obligation to recommend the approval of the merger proposal from the Continuing Shareholders or any other transaction;

•
the recognition by the independent committee and our board of directors that, under the terms of the merger agreement, it has the ability to consider any acquisition proposal reasonably likely to lead to a superior proposal until the date our shareholders vote upon and adopt the merger agreement;

•
the ability of the Company to terminate the merger agreement upon acceptance of a “superior proposal” (as defined in the merger agreement and further explained under the caption “Merger Agreement—Acquisition Proposals” beginning on page 82) subject to compliance with the terms and conditions of the merger agreement; and

•
the availability of appraisal rights to the unaffiliated shareholders who comply with all of the required procedures under the Cayman Companies Law for exercising dissenters’ and appraisal rights, which allow such holders to seek appraisal of the fair value of their Shares as determined by the Grand Court of the Cayman Islands.

The independent committee and board of directors also considered a variety of potentially negative factors discussed below concerning the merger agreement and the merger, which are not listed in any relative order of importance:

•
the fact that adoption of the merger agreement is not subject to the approval of holders of a majority of the Company’s unaffiliated Shares and, assuming each Continuing Shareholder complies with its obligations under the consortium agreement and the subscription agreement, the Continuing Shareholders, as a group, have sufficient votes to constitute a quorum for the extraordinary general meeting and unilaterally adopt the merger agreement at the extraordinary general meeting;

•
the fact that the Company’s unaffiliated shareholders will have no ongoing equity participation in the Company following the merger, and that they will cease to participate in our future earnings or growth, if any, or to benefit from increases, if any, in the value of the Shares, and will not participate in any potential future sale of the Company to a third party or any potential recapitalization of the Company which could include a dividend to shareholders;

•
due to the exclusivity arrangement among the Continuing Shareholders under the consortium agreement prohibiting each Continuing Shareholder from considering any other transaction involving a sale of the Company, no attempt was made to solicit third parties that might otherwise consider an acquisition of the Company;

•
the possibility that the Continuing Shareholders and PAGAC could sell part or all of the Company following the merger to one or more purchasers at a valuation higher than that being paid in the merger;

•
the restrictions on the conduct of the Company’s business prior to the completion of the merger, which may delay or prevent the Company from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of the Company pending completion of the merger;

•
the risks and costs to the Company if the merger does not close, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on business and customer relationships;

•
the Company will be required to, under certain circumstances, pay Parent a termination fee of $3.0 million or $6.0 million, as the case may be, and reimburse Parent’s expenses, in connection with the termination of the merger agreement;

•
the fact that Parent and Merger Sub are newly formed corporations with essentially no assets other than the equity financing commitments of PAGAC and that the Company’s remedy in the event of breach of the merger agreement by Parent or Merger Sub is limited to receipt of a reverse termination fee of $6.0 million and reimbursement of the Company’s expenses, and under certain circumstances the Company may not be entitled to a reverse termination fee or expenses at all;

•	the fact that the highest historical closing price of our Shares during the past two years ($8.61 per Share) exceeds the merger consideration offered to our unaffiliated shareholders;

•
the terms of the Continuing Shareholders’ participation in the merger and the fact that the Continuing Shareholders may have interests in the transaction that are different from, or in addition to, those of our unaffiliated shareholders. Please see “Special Factors—Interests of Certain persons in the Merger” beginning on page 59 for additional information;

•
the possibility that the merger might not be completed and the negative impact of a public announcement of the merger on our sales and operating results and our ability to attract and retain key management, marketing and technical personnel;

•	the taxability of an all cash transaction to our unaffiliated shareholders that are U.S. holders for U.S. federal income tax purposes; and

•
the possibility that Parent and Merger Sub may be unable or unwilling to complete the merger, including if PAGAC does not pay the subscription price under the subscription agreement despite Parent and Merger Sub’s compliance with their financing obligations set forth in the merger agreement.

The foregoing discussion of information and factors considered by the independent committee and our board of directors is not intended to be exhaustive, but includes a number of the factors considered by the independent committee and our board of directors. In view of the wide variety of factors considered by the independent committee and our board of directors, neither the independent committee nor our board of directors found it practicable to quantify or otherwise assign relative weights to the foregoing factors in reaching its conclusions. In addition, individual members of the independent committee and our board of directors may have given different weights to different factors and may have viewed some factors more positively or negatively than others. The independent committee recommended that our board of directors approve, and our board of directors approved, the merger agreement based upon the totality of the information presented to and considered by it.

The independent committee did not consider the purchase price of $8.39 per Share paid by Pypo Digital Company Limited to Capital Ally Investments Limited and ARCH Digital Holdings Ltd. pursuant to a share purchase agreement, dated October 2, 2009, since such transaction predated the Company’s initial public offering at a price of $7.00 per Share on December 17, 2009. Please see “Transactions in the Shares – Purchases by the Company” beginning on page 94 for additional information.

In the course of reaching its conclusion regarding the fairness of the merger to the unaffiliated shareholders and its decision to recommend the adoption of the merger agreement and approval of the transactions contemplated by the merger agreement, including the merger, the independent committee considered financial analyses presented by Merrill Lynch as an indication of the going concern value of the Company. These analyses included, among others, a market valuation, a selected public trading comparables analysis, a discounted cash flow analysis and a precedent squeeze-out premia analysis. All of the material analyses as presented to the independent committee on May 30, 2011 are summarized below under the caption “Special Factors — Opinion of the Independent Committee’s Financial Advisor” beginning on page 40. The independent committee expressly adopted these analyses and the opinion of Merrill Lynch, among other factors considered, in reaching its determination as to the fairness of the transactions contemplated by the merger agreement, including the merger.

Neither the independent committee nor our board of directors considered the liquidation value of Company’s assets because each considers the Company to be a viable going concern business where value is derived from cash flows generated from its continuing operations. In addition, the independent committee and the board of directors believe that the value of the Company’s assets that might be realized in a liquidation would be significantly less than its going concern value. Each of the independent committee and the board of directors believes the analyses and additional factors it reviewed provided an indication of our going concern value. Each of the independent committee and board of directors also considered the historical market prices of our Shares as described under the caption “Market Price of the Company’s Shares, Dividends and Other Matters – Market Price of the Shares” beginning on page 67. Neither the independent committee nor our board of directors considered the Company’s net book value, which is defined as total assets minus total liabilities, attributable to the shareholders of the Company, as a factor. The independent committee and board of directors believe that net book value is not a material indicator of the value of the Company as a going concern. The Company’s net book value per Share as of March 31, 2011 was RMB24.51 (or $3.59) based on the weighted average number of outstanding Shares during 2010. Net book value does not take into account the future prospects of the Company, market conditions, trends in the industry related to the development, manufacturing and marketing of mobile communications devices and accessories or the business risks inherent in competing with larger companies in that industry.

In reaching its determination that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of the Company and our unaffiliated shareholders and its decision to approve the merger agreement and recommend the adoption of the merger agreement by our shareholders, our board of directors considered the analysis and recommendation of the independent committee and the factors examined by the independent committee as described above under this section and adopted such recommendations and analysis. For the foregoing reasons, our board of directors believes that the merger agreement and the transactions contemplated thereby are substantively and procedurally fair to our unaffiliated shareholders.

Position of the Buyer Filing Persons as to the Fairness of the Merger

Under SEC rules governing “going private” transactions, the Buyer Filing Persons (other than PAGAC) are required to express its belief as to the fairness of the merger to the unaffiliated shareholders of the Company. Under a possible interpretation of these rules, PAGAC may be deemed to be an affiliate of the Company and is also required to express its belief as to the fairness of the merger to the unaffiliated shareholders of the Company. The Buyer Filing Persons are making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The Buyer Filing Persons’ views as to the fairness of the merger are not intended to be and should not be construed as a recommendation to any shareholder of the Company as to how that shareholder should vote on the proposal to approve the merger and to approve and adopt the merger agreement and other transactions contemplated thereby. The Consortium, the Continuing Shareholders and PAGAC have interests in the merger that are different from, and/or in addition to, those of the other shareholders of the Company by virtue of their continuing interests in the surviving company after the completion of the merger. These interests are described under the caption “Special Factors — Interests of Certain Persons in the Merger – Interests of Continuing Shareholders” beginning on page 59.

The Buyer Filing Persons believe the interests of the Company’s unaffiliated shareholders were represented by the independent committee, which negotiated the terms and conditions of the merger agreement with the assistance of its independent legal and financial advisors. The Buyer Filing Persons attempted to negotiate a transaction that would be most favorable to them, and not to the Company’s unaffiliated shareholders and, accordingly, did not negotiate the merger agreement with a goal of obtaining terms that were fair to such holders. The Buyer Filing Persons did not participate in the deliberations of the independent committee regarding, and did not receive any advice from the independent committee’s independent legal or financial advisors as to, the fairness of the merger to the Company’s unaffiliated shareholders. Furthermore, the Buyer Filing Persons did not themselves undertake a formal evaluation of the fairness of the merger. No financial advisor provided the Buyer Filing Persons with any analysis or opinion with respect to the fairness of the merger consideration to the Company’s unaffiliated shareholders.

Based on their knowledge and analysis of available information regarding the Company, as well as discussions with the Company’s senior management regarding the Company and its business and the factors considered by, and findings of, the independent committee and the Company’s board of directors discussed under the caption “Special Factors — Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors” beginning on page 27, the Buyer Filing Persons believe that the merger is substantively fair to the unaffiliated shareholders of the Company based on the following factors, which are not listed in any relative order of importance:

•
the merger consideration of $7.20 per Share represents a 35.9% premium over the Company’s 30 trading day average price as quoted by NASDAQ on March 24, 2011, the last trading day prior to the Company’s announcement on March 25, 2011 that it had received a “going private” proposal;

•
the fact that although the historical closing price of the Shares has been as high as $8.61 per Share since the Company’s initial public offering on December 17, 2009, it has been as low as $4.80 per Share since the Company’s initial public offering;

•
the merger consideration of $7.20 per Share represents a premium over the offering price per Share of $7.00 pursuant to the Company’s initial public offering of the Shares conducted in December 2009 and the Company’s subsequent offering of the Shares conducted in October 2010;

•
the members of the independent committee are not officers or employees of the Company, are not affiliated with the Buyer Filing Persons and do not have any interests in the merger different from, or in addition to, those of the Company’s unaffiliated shareholders, other than the members’ receipt of board and independent committee compensation (which are not contingent upon the completion of the merger or the independent committee’s or the board’s recommendation of the merger) and their indemnification and liability insurance rights under the merger agreement;

•
notwithstanding that the Merrill Lynch fairness opinion was not delivered to the Buyer Filing Persons, the fact that the independent committee received an opinion from Merrill Lynch stating that as of the date of the merger agreement, and based upon and subject to the factors, limitations and assumptions set forth in its opinion, the $7.20 per Share merger consideration to be received by holders of the Shares (other than the Consortium Shares, the Dissenters Shares and Shares held by any direct or indirect wholly owned subsidiary of the Company) in the merger was fair, from a financial point of view, to such holders; and

•
the consideration to be paid to the Company’s unaffiliated shareholders in the merger is all cash, allowing the Company’s unaffiliated shareholders to immediately realize a certain and fair value for all of their Shares.

The Buyer Filing Persons did not consider the purchase price of $8.39 per Share paid by Pypo Digital Company Limited to Capital Ally Investments Limited and ARCH Digital Holdings Ltd. pursuant to a share purchase agreement, dated October 2, 2009, since such transaction predated the Company’s initial public offering at a price of $7.00 per Share on December 17, 2009. Please see “Transactions in the Shares—Purchases by the Company” beginning on page 94 for additional information.

The Buyer Filing Persons did not consider the liquidation value of the Company because the Buyer Filing Persons consider the Company to be a viable going concern and view the trading history of the shares as an indication of the Company’s going concern value, and, accordingly, did not believe liquidation value to be relevant to a determination as to the fairness of the merger. The Buyer Filing Persons did not consider net book value, which is an accounting concept, as a factor because they believed that net book value is not a material indicator of the value of the Company as a going concern but rather is indicative of historical costs and therefore not a relevant measure in the determination as to the fairness of the merger. The Buyer Filing Persons did not establish, and did not consider, a going concern value for the shares as a public company to determine the fairness of the merger consideration to the Company’s unaffiliated shareholders because, following the merger, the Company will have a significantly different capital structure. However, to the extent the pre-merger going concern value was reflected in the pre-announcement price of the Company’s Shares, the merger consideration of $7.20 per Share represented a premium to the going concern value of the Company.

The Buyer Filing Persons are not aware of, and thus did not consider, any offers or proposals made by any unaffiliated person, other than the Buyer Filing Persons and except as described under the caption “Special Factors – Background of the Merger”, during the past two years for (a) the merger or consolidation of the Company with or into another company, or vice versa, (b) an acquisition of the Company, (c) a tender offer or other acquisition of any class of the Company’s securities, (d) the sale or other transfer of a material amount of the assets of the Company or (e) a purchase of the Company’s securities that would enable the purchaser to exercise control over the Company.

The Buyer Filing Persons believe that the merger is procedurally fair to the Company’s unaffiliated shareholders based on the following factors, which are not listed in any relative order of importance:

•
the independent committee, consisting entirely of directors who are not officers or employees of the Company and who are not affiliated with the Buyer Filing Persons, was established and given authority to, among other things, review, evaluate and negotiate the terms of the merger and to decide not to engage in the merger;

•
the members of the independent committee do not have any interests in the merger different from, or in addition to, those of the Company’s unaffiliated shareholders, other than the members’ receipt of board and independent committee compensation (which are not contingent upon the completion of the merger or independent committee’s or board’s recommendation of the merger) and their indemnification and liability insurance rights under the merger agreement;

•
the independent committee retained and was advised by independent legal counsel and a financial advisor, both of whom are experienced in advising committees such as the independent committee in similar transactions;

•
the independent committee and the Company’s board of directors had no obligation to recommend the adoption of the merger agreement and the other transactions contemplated thereby, including the merger;

•
the Buyer Filing Persons did not participate in or have any influence over the deliberative process of, or the conclusions reached by, the independent committee or the negotiating positions of the independent committee;

•
the merger consideration and other terms and conditions of the merger agreement were the result of negotiations over an extended period of time between the Buyer Filing Persons and independent committee and their respective legal advisors and the financial advisor;

•	the merger was unanimously approved by the independent committee;

•
the independent committee received from its financial advisor an opinion, dated May 30, 2011, as to the fairness, from a financial point of view, of the consideration of $7.20 per Share to be received by holders of the Shares (other than the Consortium Shares, the Dissenters Shares and Shares held by any direct or indirect wholly owned subsidiary of the Company)  in the merger;

•
under the terms of the merger agreement, in certain circumstances prior to obtaining shareholder approval of the merger, the Company is permitted to furnish information to and participate in discussions or negotiations with persons making acquisition proposals and the board of directors of the Company is permitted to change, withhold, withdraw, qualify or modify its recommendation of the merger agreement;

•
the merger is not conditioned on any financing being obtained by Parent or Merger Sub, thus increasing the likelihood that the merger will be completed and the merger consideration will be paid to the Company’s unaffiliated shareholders;

•
PAGAC has entered into a subscription agreement pursuant to which it has committed to subscribe for, subject to the terms, conditions, representations, warranties and covenants set forth in the subscription agreement, convertible preferred shares of Parent, in an aggregate amount equal to $150 million, to fund the merger and pay certain fees and expenses contemplated by the merger agreement;

•
the Buyer Filing Persons have agreed to guarantee the obligations of Parent under the merger agreement to pay a reverse termination fee to the Company and reimburse certain expenses of the Company if the merger agreement is terminated under certain circumstances;

•
the ability of the Company to terminate the merger agreement under the terms of the merger agreement upon acceptance of a “superior proposal” (as defined in the merger agreement and further explained under the caption “Merger Agreement—Acquisition Proposals” beginning on page 82) subject to compliance with the terms and conditions of the merger agreement; and

•	under the law of the Cayman Islands, shareholders have the right to dissent from the merger and to demand appraisal of the fair value of their shares by the Grand Court of the Cayman Islands.

Although Cayman Islands law does not require, and the merger agreement is not subject to, approval by a majority of the unaffiliated shareholders of the Company, as a result of the procedural safeguards described above, the Buyer Filing Persons concluded that the merger is procedurally fair to the unaffiliated shareholders of the Company.

The foregoing is a summary of the information and factors considered and given weight by the Buyer Filing Persons in connection with their evaluation of the fairness of the merger to the Company’s unaffiliated shareholders, which is not intended to be exhaustive, but is believed by the Buyer Filing Persons to include all material factors considered by them. The Buyer Filing Persons did not find it practicable to assign, and did not assign, relative weights to the individual factors considered in reaching their conclusion as to the fairness of the merger to the Company’s unaffiliated shareholders. Rather, their fairness determination was made after consideration of all of the foregoing factors as a whole.

The Buyer Filing Persons believe these factors provide a reasonable basis for their belief that the merger is both substantively and procedurally fair to the Company’s unaffiliated shareholders. This belief, however, is not intended to be and should not be construed as a recommendation by the Buyer Filing Persons to any shareholder of the Company as to how such shareholder should vote with respect to the approval and adoption of the merger agreement.

Financial Analysis Provided by Citi to the Continuing Shareholders

ARCH Digital Holdings Ltd. and PAGAC first consulted with Citi on February 9, 2011 regarding the merger. Thereafter, during the course of the transaction, Citi performed and provided to the Consortium, in its capacity as financial advisor to the Continuing Shareholders, various financial analyses with respect to the Company in connection with the merger.

The following is a summary of the material financial analyses presented by Citi to the Consortium which are contained in Citi’s presentation dated March 24, 2011 (the “Citi Analysis”). The following summary is included only for informational purposes and to comply with applicable SEC disclosure requirements.

This summary does not purport to be a complete description of the analyses performed by Citi or of the materials presented by it. A copy of the Citi Analysis is attached as Exhibit (c)-(1) to the Company’s transaction statement on Schedule 13E-3. The Consortium did not request, and Citi did not provide, any opinion to the Consortium as to the fairness of the March 25, 2011 offer price of $7.10 per Share, the $7.20 per Share merger consideration or as to any valuation of the Company for the purpose of assessing the fairness of such offer price. Citi was not requested to, and did not, recommend the specific consideration payable in the proposed merger, which consideration was determined by negotiations between the independent committee and the Consortium, and the Company’s decision to enter into the merger agreement was solely that of the independent committee and the Company’s board of directors.

The financial analyses prepared by Citi were for the benefit of the Consortium and the Continuing Shareholders and should not be construed as a recommendation to any shareholder of the Company as to how that shareholder should vote on the proposal to approve the merger and to approve and adopt the merger agreement and other transactions contemplated thereby.

Citi performed the analyses utilizing, among other things, certain publicly available business and financial information relating to the Company and certain other companies believed by Citi to be generally relevant.

Historical Stock Trading Analysis

Citi reviewed the historical trading prices of the Company’s Shares for the period since the Company’s listing on NASDAQ in December 2009. In addition, Citi reviewed the historical trading prices of the Company’s Shares for the 12-month period ended March 23, 2011. During that period, the closing price ranged between $4.60 and $8.61 per Share.

Public Markets Comparable Companies Analysis

Citi reviewed and compared certain financial multiples and ratios of the Company with those of certain selected companies in different stock markets. These selected companies include (i) five U.S. listed Chinese retailers: China Nepstar Chain Drugstore Inc., Country Style Cooking Restaurant Chain Co., Ltd., China Xiniya Fashion, QKL Stores Inc. and China Jo-Jo Drugstores Inc. (collectively, the “U.S. Listed Chinese Retailers”), (ii) three electrical retailers listed on the Shanghai and Shenzhen Stock Exchanges: Suning Appliance Co., Ltd., Shenzhen Aisidi Co., Ltd. and Telling Telecommunication Holding Co., Ltd. (collectively, the “A Share Listed Electrical Retailers”), (iii) two Chinese electrical retailers listed on the Stock Exchange of Hong Kong: GOME Electrical Appliances Holding Ltd. and Huiyin Household Appliances (Holdings) Co., Ltd. (collectively, the “H Share Listed Electrical Retailers”) and (iv) eight international electrical retailers: Best Buy Co., Inc., Synnex Technology International Corp., Carphone Warehouse Group PLC, JB Hi-Fi Ltd., RadioShack Corp., Dixons Retail PLC, Kesa Electricals PLC and Brightpoint Inc. (collectively, the “Other International Electrical Retailers”).

Although none of the selected companies is directly comparable to the Company, the companies included were chosen because they are publicly traded companies in these stock markets with business operations that, for purposes of analysis, may be considered similar to certain operations of the Company. Citi calculated and compared various financial multiples and ratios based on recent financial data it obtained from FactSet, analyst research and company filings.

In particular, with respect to the selected companies, Citi calculated the following multiples and ratios and compared them to those of the Company: (i) Price/Earnings (“P/E”) multiples for the 12-month periods ended March 31, 2011 and 2012; (ii) enterprise value (“EV”) as a multiple of EBITDA for the 12-month periods ended March 31, 2011 and 2012; (iii) P/E to growth (“P/E/G”) for the 12-month period ended March 31, 2011; (iv) three years (2011 to 2013) Compound Annual Growth Rate (“CAGR”) of sales, EBITDA and earnings per share (“EPS”) and (v) 2011 EBITDA margin.  The results of these analyses are summarized in the following table:

	Market	Firm	Price / Earnings				EV / EBITDA				P / E / G		2011 - 2013 CAGR			2011 EBITDA
USD millions	Cap.	Value	March 2011		March 2012		March 2011		March 2012		March 2011		Sales	EBITDA	EPS	Margin
The Company (Factset Consensus)	374	558	7.9	x	7.6	x	6.7	x	6.0	x	0.6	x	15.6%	11.9%	13.2%	7.4%
US Listed Chinese Retailers
China Nepstar Chain Drugstore Inc.	386	214	64.1	x	35.3	x	12.4	x	9.3	x	1.4	x	10.4%	23.2%	45.7%	4.8%
Country Style Cooking Restaurant Chain Co., Ltd	400	391	33.7	x	25.8	x	23.0	x	15.4	x	0.9	x	49.4%	49.0%	36.5%	13.3%
China Xiniya Fashion	255	218	6.3	x	5.7	x	4.7	x	3.5	x	0.3	x	28.5%	38.4%	19.3%	32.2%
QKL Stores Inc.	88	39	8.8	x	7.7	x	2.0	x	1.4	x	0.5	x	24.9%	31.2%	18.9%	6.2%
China Jo-Jo Drugstores Inc.	44	39	5.1	x	4.6	x	3.0	x	NA		NA		NA	NA	NA	18.4%
Mean			23.6	x	15.8	x	9.0	x	7.4	x	0.8	x	28.3%	35.4%	30.1%	15.0%
Median			8.8	x	7.7	x	4.7	x	6.4	x	0.7	x	26.7%	34.8%	27.9%	13.3%
A Share Listed Electrical Retailers
Suning Appliance Co., Ltd.	14,634	13,596	17.6	x	13.9	x	11.5	x	9.5	x	1,3	x	13.6%	9.2%	13.7%	7.9%
Shenzhen Aisidi Co., Ltd.	2,986	2,686	25.0	x	20.4	x	17.7	x	14.1	x	1.3	x	18.3%	21.8%	18.8%	7.3%
Telling Telecommunication Holding Co., Ltd.	1,826	2,190	33.6	x	24.3	x	22.4	x	16.6	x	1.1	x	18.8%	29.1%	31.0%	2.9%
Mean			25.4	x	19.5	x	17.2	x	13.4	x	1.2	x	16.9%	20.0%	21.2%	6.0%
Median			25.0	x	20.4	x	17.7	x	14.1	x	1.3	x	18.3%	21.8%	18.8%	7.3%
H Share Listed Electrical Retailers
GOME Electrical Appliances Holding Ltd.	5,482	3,977	16.6	x	13.7	x	8.2	x	7.0	x	0.8	x	13.2%	19.0%	21.8%	5.6%
Huiyin Household Appliances (Holdings) Co., Ltd.	213	159	10.9	x	9.2	x	5.5	x	4.3	x	0.5	x	29.5%	25.8%	20.2%	10.0%
Mean			13.8	x	11.5	x	6.8	x	5.6	x	0.7	x	21.4%	22.4%	21.0%	7.8%
Median			13.8	x	11.5	x	6.8	x	5.6	x	0.7	x	21.4%	22.4%	21.0%	7.8%
Other International Electrical Retailers
Best Buy Co., Inc.	12,555	14,118	9.6	x	8.9	x	4.3	x	4.1	x	1.4	x	3.5%	5.8%	7.1%	6.5%
Synnex Technology International Corp.	3,646	4,133	17.6	x	14.6	x	21.7	x	17.0	x	0.9	x	19.5%	25.4%	20.4%	2.0%
Carphone Warehouse Group PLC	2,742	1,663	26.1	x	20.0	x	NM		NM		0.9	x	NM	NM	30.2%	NM
JB Hi-Fi Ltd.	2,027	2,046	15.1	x	12.9	x	9.2	x	7.9	x	1.0	x	13.4%	14.8%	15.6%	7.4%
RadioShack Corp.	1,725	1,682	8.0	x	7.1	x	3.9	x	3.7	x	0.6	x	5.3%	10.5%	14.5%	9.4%
Dixons Retail PLC	956	1,211	8.5	x	6.6	x	2.6	x	2.3	x	0.3	x	2.6%	12.3%	30.0%	3.4%
Kesa Electricals PLC	1,074	904	12.3	x	9.9	x	2.7	x	2.5	x	0.6	x	2.6%	8.8%	21.9%	4.0%
Brightpoint Inc.	680	729	14.7	x	10.0	x	7.2	x	6.2	x	0.4	x	12.7%	15.3%	35.0%	2.7%
Mean			14.0	x	11.2	x	7.4	x	6.3	x	0.7	x	8.5%	13.3%	21.8%	5.1%
Median			13.5	x	9.9	x	4.3	x	4.1	x	0.7	x	5.3%	12.3%	21.1%	4.0%

Citi also calculated the next 12 months (“NTM”) P/E multiples as of March 30, 2010, June 30, 2010, September 30, 2010, December 31, 2010 and March 23, 2011, respectively, for the Company and compared them with those of the selected companies. The results of these analyses are summarized in the following table:

	NTM P/E/ Multiples as of,
	March 30, 2010		June 30, 2010		September 30, 2010		December 31, 2010		March 23, 2011
The Company	12.1	x	11.0	x	12.3	x	6.4	x	7.8	x
GOME	18.8	x	16.6	x	15.0	x	16.1	x	14.1	x
Huiyin	16.5	x	11.7	x	14.7	x	13.6	x	9.9	x
US Listed Chinese Retailers	22.3	x	14.9	x	18.4	x	21.5	x	18.5	x
A Share Listed Electrical Retailers	22.2	x	25.3	x	25.3	x	21.8	x	19.5	x
Other International Electrical Retailers	13.5	x	11.5	x	12.8	x	12.6	x	11.4	x
The Company – (Discount) / Premium to:
GOME	(35.7)%		(34.2)%		(18.1)%		(60.4)%		(44.6)%
Huiyin	(26.8)%		(6.4)%		(16.5)%		(53.2)%		(20.8)%

Selected Transactions Analysis

Citi reviewed the financial terms of certain selected recent business combinations in the retail industry within China and in the global market, calculating and comparing for each of the selected transactions the EV of the target company as a multiple of the target company’s last 12 months (“LTM”) Sales or EBITDA, based on public information. The transactions reviewed include the acquisition of: (i) the following Chinese retailers: Times Limited, Wumart, GOME Electrical Appliances, Daphne, Farsighted International, Yongle (China) Electronics Retail, Mirabell International, Makro China, Dazhong Electrical Appliance, Shanghai Lotus, China Paradise Electronics Retail and Jiangsu Five Star Appliance and (ii) the following global electronics retailers: Himart Co. and Carphone Warehouse Group.  The results of these analyses are summarized in the following table.

						Implied
Date			Target	Stake		Enterprise	Enterprise Value / LTM
Announced	Acquiror	Target	Country	Acquired		Value	Sales		EBITDA
China Retail

Oct-09	Lotte Shopping	Times Limited	China	100.0%		643	1.1	x	16.3	x
Aug-09	TPG / Hony Capital	Wumart	China	8.0%		1,827	1.4	x	13.6	x
Jun-09	Bain Capital	GOME Electrical Appliances	China	10.9	%(1)	2,247	0.3	x	6.8	x
May-09	TPG	Daphne	China	14.5	%(2)	931	1.4	x	9.0	x
Jan-09	Pou Sheng International	Farsighted International	China	70.0%		155	NA		4.7	x
Aug-08	GOME	Yongle (China) Electronics Retail	China	10.0%		1,187	0.6	x	NA
Apr-08	Belle International	Mirabell International	China	100.0%		181	1.5	x	14.7	x
Jan-08	Lotte Shopping	Makro China	China	51.0%		174	1.5	x	NA
Dec-07	GOME	Dazhong Electrical Appliance	China	100.0%		488	0.6	x	NA
May-07	Chia Tai Enterprises	Shanghai Lotus	China	100.0%		367	0.6	x	NA
Jul-06	GOME	China Paradise Electronics Retail	China	100.0%		529	0.3	x	10.2	x
May-06	Best Buy	Jiangsu Five Star Appliance	China	75.0%		302	0.4	x	NA

		Min				$155	0.3	x	4.7	x
		Mean				753	0.9		10.8
		Median				508	0.6		10.2
		Max				2,247	1.5		16.3
Global Electronics Retail

Jan-10	Foreign Investors	Himart Co.	Korea	20.8%		1,877	0.8	x	11.0	x
May-08	Best Buy	Carphone Warehouse Group (Retail)	UK	50.0%		4,253	0.7	x	7.7	x
Jan-08	Eugene Corporation	Himart Co.	Korea	100.0%		2,201	0.9	x	12.2	x

		Min				$1,877	0.7	x	7.7	x
		Mean				2,777	0.8		10.3
		Median				2,201	0.8		11.0
		Max				4,253	0.9		12.2

Key Notes

Enterprise Value in US$ million; Exchange rate at announcement date used where necessary; Multiples based on LTM or latest fiscal year, unless otherwise specified.
(1) Assumes full conversion of convertible bonds issued to Bain Capital at transaction closing date.
(2) Assumes full conversion of convertible bonds and warrants issued to TPG at transaction closing date.

Discounted Cash Flow Analysis

Citi performed illustrative discounted cash flow (“DCF”) analyses to show a range of implied present values of the Company. Citi performed the analyses utilizing certain projected financial information for the fiscal years ending March 31 of 2012 to 2016 which had been provided by the Company to the Continuing Shareholders in the ordinary course on March 17, 2011. All cash flow figures were discounted to March 31, 2011.

The DCF analyses included both the base case (based on the projected financial information provided by the Company to the Continuing Shareholders) and a working capital adjusted case (based on the projected financial information provided by the Company to the Continuing Shareholders with working capital adjusted as per analyst consensus). For both cases, Citi performed the following sensitivity analyses on the DCF valuation by applying (i) a range of 10.0% to 14.0% in the estimates of the weighted average cost of capital (“WACC”) of the Company and (ii) a range of 5.5x to 7.5x in the terminal LTM EBITDA multiple assumption. The range of equity value per share for each of the base case and working capital adjusted case is set forth in the following tables:

	Terminal EBITDA Multiple Range
	5.5	x	6.0	x	6.5	x	7.0	x	7.5	x

	Terminal Value
	767		837		907		977		1,046

Base Case

WACC	Value Per Share (US$)
10.0%	7.9		8.6		9.3		10.0		10.7
11.0%	7.6		8.2		8.9		9.5		10.2
12.0%	7.2		7.8		8.5		9.1		9.7
13.0%	6.9		7.5		8.1		8.7		9.3
14.0%	6.6		7.1		7.7		8.3		8.9

Adjusted Working Capital Case

WACC	Value Per Share (US$)
10.0%	6.6	7.3	7.9	8.6	9.3
11.0%	6.2	6.9	7.6	8.2	8.9
12.0%	5.9	6.6	7.2	7.8	8.4
13.0%	5.6	6.2	6.8	7.4	8.0
14.0%	5.3	5.9	6.5	7.1	7.6

In addition, assuming a 12% WACC and 6.5x terminal LTM EBITDA multiple, Citi performed sensitivity analyses on the DCF valuation with respect to both the base case and working capital adjusted case by applying (x) a range of (2.0)% to 2.0% in annual sales growth assumption and (y) a range of (2.0)% to 2.0% in the EBITDA margin assumption. Enterprise value and equity value per share were more sensitive to changes in EBITDA margins than they were to changes in sales growth. Furthermore, the sensitivity analyses with respect to the base case resulted in a range of equity value per share of $7.10 to $9.90, and the sensitivity analyses with respect to the working capital adjusted case resulted in a range of equity value per share of $6.00 to $8.40.

Leveraged Buyout Analysis

Citi performed sensitivity analyses on the internal rate of return (“IRR”) by applying (i) a range of $5.5 to $8.0 per share in the purchase price assumption and (ii) a range of 2.0x to 4.0x in the debt to LTM EBIDTA (or leverage multiple) assumption. Citi performed such sensitivity analyses on both the base case and the working capital adjusted case, and also assumed that (x) the entry would occur in March 2011, (y) the exit multiple is equal to entry multiple and (z) 6.5% cash interest rate.

Illustrative Premia Paid Analysis

Citi presented information regarding the following: (i) premia paid in 14 selected U.S. privatizations for non-control acquisitions above $100 million since 2006, with median 1-day premium at 34.1% and median 1-month premium at 31.5% and (ii) increase in bid price after independent committee negotiation in 13 selected U.S. privatizations for non-control acquisitions above $100 million since 2006, with an average increase of 18.4%.  The selected transactions analyzed are set forth in the following table (note that the acquisition of CNX Gas Corp. did not involve an increase in bid price after independent committee negotiation and was therefore omitted from the analysis referred to in clause (ii) above).

	Ann. Date	Acquiror	Target
1	11/20/06	Toronto-Dominion Bank	TD Banknorth Inc.
2	02/05/07	VNU/Nielsen	NetRatings Inc.
3	05/15/07	American Int'l Group Inc.	21st Century Insurance
4	05/18/07	American Financial Group	Great American Fin'l Resources
5	11/05/07	Alfa Mutual	Alfa Corp.
6	12/18/07	Mgmt, Macquarie, GS	Waste Industries USA Inc.
7	08/06/08	National Mutual Insurance	Nationwide Financial Services
8	08/18/08	Bank of Tokyo-Mitsubishi UFJ	UnionBanCal Corp.
9	03/11/09	Roche Holding AG	Genentech Inc.
10	03/03/09	Magellan Midstream Partners LP	Magellan Midstream Hldg LP
11	09/18/09	Fairfax Financial Holdings Ltd.	Odyssey Re Holdings Corp.
12	10/08/09	First American Corp.	First Advantage Corp.
13	06/21/10	Tilman J. Fertitta	Landry's Restaurants Inc.
14	03/21/10	CONSOL Energy Inc.	CNX Gas Corp.

Citi also presented information regarding recently announced going private transactions involving certain U.S. listed Chinese companies, whereby the premium of the offer price over the last trading price before announcement of the offer ranged from 19.1% to 58.5%.  These selected companies include: China Security & Surveillance Technology, Inc., China Fire & Security Group, Inc., Chemspec International Limited, Fushi Copperweld, Inc., Harbin Electric, Inc., Qiao Xing Mobile Communication Co., Ltd., Tongjitang Chinese Medicines Company and Sinoenergy Corporation.

General

The preparation of financial analyses is a complex process and is not necessarily susceptible to summary description. No company used in the above analyses as a comparison is directly comparable to the Company, and no transaction used is directly comparable to the transactions contemplated by the merger agreement. Citi also made numerous assumptions with respect to markets, industry, general business and economic conditions and other matters, many of which are beyond the control of the Continuing Shareholders and the Company. Citi’s analyses were necessarily based on market, industry and other conditions as in effect on, and the information made available to Citi as of, the date of such analyses. Any estimates contained in Citi’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, the analyses of Citi are inherently subject to substantial uncertainty. As noted above, the analyses performed by Citi do not reflect any analysis of the fairness of the March 25, 2011 offer price of $7.10 per Share or the $7.20 per Share merger consideration to be paid to the unaffiliated shareholders.

Citi was engaged on March 25, 2011 to act as the financial advisor to the Continuing Shareholders in connection with the merger, based upon Citi’s qualifications, expertise and reputation and upon its knowledge of the Company’s business and industry. Citi is internationally recognized investment banking and advisory firm that is engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Citi agreed to provide financial advisory services to the Continuing Shareholders in connection with the merger and the Continuing Shareholders agreed to pay Citi a fee of $3.0 million upon completion of the merger. The Continuing Shareholders have agreed to reimburse Citi for reasonable out-of-pocket expenses incurred in connection with the merger and to indemnify Citi for certain liabilities that may arise out of the engagement.

Citi had discussions with the Company and its management regarding a potential follow-on offering in the second quarter of 2010 and presented a proposal to the management of the Company on a potential high yield bond offering on January 30, 2011. The commercial bank branch of Citi, Citibank (China) Co., Ltd. Beijing Branch, granted Beijing Funtalk Century Technology Group Company Limited, the People’s Republic of China subsidiary of the Company, a short-term revolving facility in the amount of RMB100 million. The compensation that Citibank (China) Co., Ltd. Beijing Branch received in connection with such revolving facility was $103,658 for 2010 and $174,529 for 2011 to date.

 In the ordinary course of business, Citi and its affiliates may acquire, hold or sell, for its and its affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company and its affiliates.

Certain Financial Projections

The Company's management does not, as a matter of course, make available to the public future financial projections. However, in connection with their financial analysis of the merger, on April 27, 2011, our management provided certain financial projections for the fiscal year ending March 31, 2012 through the fiscal year ending March 31, 2016 to the independent committee, our board of directors and Merrill Lynch, and provided the Buyer Filing Persons a copy of these projections in connection with their due diligence of the Company. Please see “Special Factors—Background of the Merger” beginning on page 21 for additional information. Merrill Lynch’s financial analysis below contains material portions of these financial projections. These financial projections, which were based on our management’s projection of our future financial performance as of the date provided, were prepared for internal use and to assist Merrill Lynch with its financial analysis, and were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the American Institute of Certified Public Accountants regarding forward-looking information or U.S. generally accepted accounting principles.

The financial projections are not a guarantee of performance. They involve significant risks, uncertainties and assumptions. In compiling the projections, the Company’s management took into account historical performance, combined with estimates regarding revenues, operating income, capital expenditure, changes in working capital and EBITDA and EBIT, as such terms are defined below. Although the projections are presented with numerical specificity, they reflect numerous assumptions and estimates as to future events made by our management that our management believed were reasonable at the time the projections were prepared. However, this information is not fact and should not be relied upon as being necessarily indicative of actual future results. In addition, factors such as industry performance, the market for our existing and new products, the competitive environment, expectations regarding future acquisitions or any other transaction and general business, economic, regulatory, market and financial conditions, all of which are difficult to predict and beyond the control of our management, may cause the projections or the underlying assumptions not to be reflective of actual future results. In addition, the projections do not take into account any circumstances or events occurring after the date that they were prepared and, accordingly, do not give effect to the merger or any changes to our operations or strategy that may be implemented or that were not anticipated after the time the projections were prepared. As a result, there can be no assurance that the projections will be realized, and actual results may be materially different than those contained in the projections. Neither the Company’s independent registered public accounting firm nor any other independent accountants have compiled, examined or performed any procedures with respect to these financial projections, nor have they expressed any opinion or given any form of assurance on the financial projections or their achievability. These projections are not included in this proxy statement in order to induce any shareholder to vote in favor of adoption of the merger agreement or to elect not to seek appraisal for his or her Shares.

		Management Projections
		Fiscal Year Ending March 31,
	2011E (1)	2012E	2013E	2014E	2015E	2016E
	USD	USD	USD	USD	USD	USD
	(in millions, except percentages)

Revenue	1,156	1,370	1,587	1,779	1,985	2,211

EBITDA (2)	83	91	106	121	133	147

EBIT (3)	78	81	93	107	111	124

Net Income	44	44	52	63	66	76

Capital Expenditure	96	45	27	33	37	43

Change in Working Capital	(30)	(23)	(24)	(23)	(28)	(31)

Annual Revenue Growth	35.4%	18.5%	15.8%	12.1%	11.6%	11.4%
EBITDA Margin	7.2%	6.7%	6.7%	6.8%	6.7%	6.7%
EBIT Margin	6.7%	5.9%	5.9%	6.0%	5.6%	5.6%
Net Income Margin	3.8%	3.2%	3.3%	3.5%	3.3%	3.5%
Net Income Growth	17.4%	0.0%	19.2%	20.5%	6.1%	15.0%

(1)
These projections were prepared by our management during the fourth (4th) quarter of the fiscal year ended March 31, 2011. At the time these projections were prepared, the audit for the fiscal year ended March 31, 2011 had not been completed. Accordingly, management estimates for fiscal year ended March 31, 2011 may vary from our audited financial statements.

(2)	“EBITDA” refers to earnings before interest, taxes, depreciation and amortization.

(3)	“EBIT” refers to earnings before interest and taxes

EBITDA and EBIT are non-GAAP measures that are used by management as supplemental financial measures to evaluate the Company’s operational trends. Neither metric should be relied upon as an alternative to net income. Neither EBITDA nor EBIT is defined under U.S. GAAP and, accordingly, they may not be comparable measurements to those used by other companies.

For additional information on Merrill Lynch’s analysis, please see “Discussion Materials prepared by Merrill Lynch (Asia Pacific) Limited for discussion with the independent committee of the board of directors of the Company, dated May 30, 2011,” filed as Exhibit (c)-(3) to the Company’s transaction statement on Schedule 13E-3 and “Special Factors— Opinion of the Independent Committee’s Financial Advisor.”

NONE OF THE COMPANY OR OUR AFFILIATES, ADVISORS, OFFICERS, DIRECTORS OR REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY SHAREHOLDER OR OTHER PERSON REGARDING THE ULTIMATE PERFORMANCE OF THE COMPANY COMPARED TO THE INFORMATION CONTAINED IN THE PROJECTIONS OR THAT PROJECTED RESULTS WILL BE ACHIEVED.

BY INCLUDING IN THIS PROXY STATEMENT A SUMMARY OF ITS INTERNAL FINANCIAL PROJECTIONS, THE COMPANY UNDERTAKES NO OBLIGATIONS TO UPDATE, OR PUBLICLY DISCLOSE ANY UPDATE TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAW.

The financial projections are forward-looking statements. For information on factors which may cause our future financial results to materially vary, please see “Cautionary Note Regarding Forward-Looking Statements beginning on page 104 and “Item 3. Key Information—D. Risk Factors” included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2010, incorporated by reference into this proxy statement.

Opinion of the Independent Committee’s Financial Advisor

On May 30, 2011, Merrill Lynch rendered an oral opinion to the independent committee (which was confirmed in writing by delivery of Merrill Lynch’s written opinion dated the same date), to the effect that, as of May 30, 2011, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Merrill Lynch in preparing its opinion, the $7.20 per Share merger consideration to be received by holders of the Shares (other than the Consortium Shares, the Dissenters Shares and Shares held by any direct or indirect wholly owned Subsidiary of the Company) in the merger was fair, from a financial point of view, to such holders.

Merrill Lynch’s opinion was directed to the independent committee and only addressed the fairness from a financial point of view of the consideration to be received by holders of the Shares (other than the Consortium Shares, the Dissenters Shares and Shares held by any direct or indirect wholly owned subsidiary of the Company) in the merger, and does not address any other aspect or implication of the merger. The summary of Merrill Lynch’s opinion in this proxy statement is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex B to this proxy statement and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Merrill Lynch in preparing its opinion. We encourage holders of the Shares to read carefully the full text of Merrill Lynch’s written opinion. However, neither Merrill Lynch’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement are intended to be, and do not constitute advice or a recommendation to the independent committee or any holder of the Shares as to how to act or vote with respect to the merger or related matters.

In arriving at its opinion, Merrill Lynch, among other things:

•	reviewed a draft of the agreement and plan of merger dated May 29, 2011, a draft of the limited guaranty dated May 29, 2011 and a draft of the subscription agreement dated May 30, 2011;

•
reviewed certain publicly available business and financial information relating to the Company that Merrill Lynch deemed to be relevant, including certain publicly researched analyst estimates with respect to the future financial performance of the Company;

•
reviewed certain information, including financial forecasts for the fiscal years ending 2012 through 2016, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to Merrill Lynch by the Company;

•
conducted discussions with members of senior management of the Company and certain of its representatives and advisors regarding the business, operations, financial condition and prospects of the Company, the merger and related matters;

•	reviewed the market prices, trading volumes and valuation multiples for the Shares and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

•	reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

•	compared the proposed financial terms of the merger with the financial terms of certain other transactions that Merrill Lynch deemed to be relevant;

•	participated in certain discussions and negotiations among representatives of the Company and the Consortium and their financial and legal advisors; and

•
reviewed such other financial studies and analyses and took into account such other matters as Merrill Lynch deemed necessary, including our assessment of general economic, market and monetary conditions.

Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it, discussed with or reviewed by or for it, or publicly available, and Merrill Lynch has not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or been furnished with any such evaluation or appraisal, nor has Merrill Lynch evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, Merrill Lynch has not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with Merrill Lynch by the Company, Merrill Lynch has assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company’s management as to the expected future financial performance of the Company. Merrill Lynch has also assumed that the final form of the Agreement will conform in all material respects to the May 29, 2011 draft reviewed by it.

Merrill Lynch’s opinion was necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information available to them as of, the date of its opinion.

In connection with the preparation of Merrill Lynch’s opinion, Merrill Lynch was not authorized by the Company or the independent committee to solicit, nor did Merrill Lynch solicit, third party indications of interest for the acquisition of all or any part of the Company.

Merrill Lynch’s opinion was furnished for the use and benefit of the independent committee in connection with its evaluation of the merger and may not be used for any other purpose without Merrill Lynch’s prior written consent. Merrill Lynch’s opinion does not address the merits of the underlying decision by the Company to engage in the merger and does not constitute a recommendation to any shareholder as to how to act or vote with respect to the merger or any matter related thereto. In addition, Merrill Lynch was not asked to address, and its opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Shares (other than the Consortium Shares, the Dissenters Shares and Shares held by any direct or indirect wholly owned Subsidiary of the Company). Merrill Lynch expresses no view or opinion with respect to the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors, or employees of any parties to the merger, or any class of such persons, relative to the consideration. The issuance of Merrill Lynch’s opinion was approved by a committee authorized to approve opinions of its nature.

In preparing its opinion to the independent committee, Merrill Lynch performed a variety of analyses, including those described below. The summary of Merrill Lynch’s analyses is not a complete description of the analyses underlying Merrill Lynch’s opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither the opinion nor its underlying analyses is readily susceptible to summary description. Merrill Lynch arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. Accordingly, Merrill Lynch believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors or focusing on information presented in tabular format, without considering all analyses, methodologies and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Merrill Lynch’s analyses and opinion. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques.

In performing its analyses, Merrill Lynch considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of the opinion. Merrill Lynch’s analyses involved judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the business of the Company and on the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of the Company or the industry or in the markets generally. No company, transaction or business used in Merrill Lynch’s analyses for comparative purposes is identical to the Company or the merger and an evaluation of the results of those analyses is not entirely mathematical. Merrill Lynch believes that mathematical derivations (such as determining average and median) of financial data are not by themselves meaningful and should be considered together with qualities, judgments and informed assumptions. The estimates contained in the Company’s analyses and the implied reference range values indicated by Merrill Lynch’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of the Company. Much of the information used in, and accordingly the results of, Merrill Lynch’s analyses are inherently subject to substantial uncertainty.

Merrill Lynch’s opinion was provided to the independent committee in connection with its consideration of the merger and was only one of many factors considered by the independent committee in evaluating the merger. Neither Merrill Lynch’s opinion nor its analyses were determinative of the merger consideration or of the views of the independent committee or management with respect to the merger or the merger consideration. The type and amount of consideration payable in the merger were determined through negotiation between the independent committee and the Consortium, and the decision to enter into the merger was solely that of the independent committee.

The following is a summary of the material analyses reviewed by Merrill Lynch with the independent committee in connection with Merrill Lynch’s opinion rendered on May 30, 2011. The order of the analyses does not represent relative importance or weight given to those analyses by Merrill Lynch. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Merrill Lynch’s analyses.

Unless the context indicates otherwise, share prices described below were based on the closing price as of May 27, 2011. Accordingly, this information may not reflect current or future market conditions. Estimates of calendar year 2011 and 2012 net income for the Company were based on estimates provided by the Company’s management. Estimates of calendar year 2011 and 2012 earnings per share for the selected companies listed below were calculated based on selected Wall Street research institutions.

Market Valuation

Merrill Lynch performed an analysis of the trading performance of the Company on NASDAQ for different periods over the last twelve months (LTM) prior to the announcement of the transaction on March 25, 2011. A volume weighted average price (VWAP) metric was determined for each period under consideration. The VWAP was obtained by using a combination of the closing price of the Company’s shares for each trading day and the volume transacted on the respective trading day. The analysis indicated the following implied price per Share for the Company as compared to the proposed per Share merger consideration:

Period	VWAP	Offer Price

1-Week	$6.01	$7.20

3-Month	$5.51	$7.20

6-Month	$6.51	$7.20

12-Month	$6.93	$7.20

Selected Public Trading Comparables Analysis

Merrill Lynch calculated the price to earnings per share multiple of certain selected companies. While there are various publicly listed companies that engage in wireless devices retail and wholesale distribution, the Company has a unique business model comprising of both wholesale and retail distribution of predominantly mobile phones. Merrill Lynch evaluated the selected universe of companies on various parameters and deemed the U.S.-listed companies as the relevant set to perform the public trading comparables analysis. The list of companies and the related financial data for them and for the Company is set forth below:

	Price / Earnings Per Share
	Calendar Year Ending
Company	2011		2012

Brightpoint Inc*	8.6	x	7.3	x

Best Buy*	9.1	x	8.7	x

RadioShack*	9.4	x	8.7	x

Suning Appliance	15.5	x	12.5	x

GOME Electrical Appliances	16.6	x	13.5	x

Synnex Technology International	14.6	x	12.5	x

Shenzhen Aisidi	18.5	x	14.5	x

Telling Telecom	15.3	x	12.0	x

The Carphone Warehouse Group	22.3	x	17.4	x

Funtalk	8.3	x	7.2	x

The Merger	10.1	x	8.8	x

*Companies considered for the selected public trading comparables analysis

The selected comparables indicated the following ranges and averages:

	Price / Earnings Per Share
	Calendar Year Ending
	2011		2012

Low	8.6	x	7.3	x

High	9.4	x	8.7	x

Median	9.1	x	8.7	x

Mean	9.2	x	8.2	x

The selected comparables analysis indicated the following implied per Share reference range for the Company, as compared to the proposed per Share merger consideration:

Price / Earnings Per Share
Calendar Year Ending	Range	Implied Price Per Share	Offer Price

2011	8.5x – 9.5x	$6.04 - $6.75	$7.20

2012	7.5x – 8.5x	$6.16 - $6.98	$7.20

Discounted Cash Flow Analysis

Merrill Lynch performed a discounted cash flow analysis of the Company by calculating the estimated net present value of the unlevered, after-tax free cash flows that the Company forecasted to generate from March 31, 2011 through fiscal year 2016 based on internal estimates provided by the Company’s management. Merrill Lynch calculated terminal values for the Company by applying a range of perpetuity growth rates of 3.5% to 4.5% to the Company’s estimated terminal year unlevered, after-tax free cash flow. The present values of the cash flows and terminal values were then calculated using the weighted average cost of capital or WACC. The forecasted unlevered after tax cash flow for the Company and the terminal value have been exhibited on slide number 13 in the document filed as Exhibit (c)-(3) to the Company’s transaction statement on Schedule 13E-3. Using relevant information from the companies considered in the Selected Public Trading Comparables Analysis and other information from public sources regarding risk free rate, the market risk premium and size premium as well as information from the Company, the mid point of the WACC derived was 13.2%. A range of +/- 0.5% around this WACC was used to derive the WACC range of 12.7% to 13.7%. The detailed calculations have been presented on slide number 17 in the document filed as Exhibit (c)-(3) to the Company’s transaction statement on Schedule 13E-3. The range of perpetuity growth rate was based on the long term growth rates / inflation rate in China. The discounted cash flow analysis indicated the following implied per Share reference range for the Company as compared to the proposed per Share merger consideration:

Implied Price Per Share	Offer Price

$5.71 - $7.60	$7.20

Merrill Lynch further conducted a sensitivity analysis on the operating metrics of the Company’s projected financials to address any upside or downside to the Company’s projected financials. The sensitivity was applied on the mid-point valuation of $6.55 per share from the discounted cash flow analysis. The mid-point valuation was based on a WACC of 13.2% and a perpetuity growth rate of 4.0%. The sensitivity analysis yielded the following implied per share reference range for the Company as compared to the proposed per Share merger consideration:

Sensitivity Basis	Range for FY2012-FY2016	Implied Price Per Share	Offer Price

Revenue Growth	-/+ 1.0% annually	$5.95 - $7.18	$7.20

EBITDA Margin	-/+ 0.5% annually	$5.31 - $7.79	$7.20

Capex / Revenue	+/-0.5% annually	$6.16 - $6.95	$7.20

Precedent Squeeze-out Premia Analysis

Merrill Lynch analyzed 17 similar transactions since 2006 involving existing majority shareholders of U.S.-listed companies that acquired the outstanding shares they did not already own. Merrill Lynch considered the implied premia of the offers 1 day, 1 week and 1 month prior to announcement.

The list of the selected transactions and the related financial data are set forth below:

			Final Offer Premium Prior to
			Announcement
Date Announced	Acquiror	Target	1-Day (%)	1-Week (%)	1-Month (%)
Chinese U.S. Listed Companies
11-Nov-10	Primavera Capital Management Ltd	Chemspec International Ltd	28.2	22.2	30.7
8-Apr-10	Hanmax Investment Ltd; Shanghai Fosun Pharmaceutical	Tongjitang Chinese Medicines Co	19.0	20.9	21.6

Non-Chinese U.S. Listed Companies
6-Dec-10	Sun Pharmaceutical Industries Ltd	Caraco Pharmaceutical Laboratories Ltd	16.7	12.2	13.6
1-Nov-10	CNA Financial Corp	CNA Surety Corp	37.9	37.7	46.9
26-Apr-10	SembCorp Industries Ltd; SembCorp Utilities	Cascal NV	(11.2)	(7.4)	0.0
3-Nov-09	Private Investor (Tilman J Fertitta)	Landry's Restaurants Inc	95.2	85.2	104.3
29-Jul-09	Overseas Shipholding Group Inc	OSG America LP	41.4	56.5	51.9
23-Mar-09	Cox Enterprises Inc	Cox Radio Inc	45.5	47.7	(5.1)
2-Dec-08	Icahn Enterprises LP	Federal-Mogul Corp	0.0	(9.8)	4.1
31-Jul-08	Existing Management	Zones Inc	28.7	(6.7)	(10.6)
4-Apr-08	Morguard Corp	Revenue Properties Co Ltd	0.9	10.6	4.4
23-Oct-07	Macquarie Infrastructure Partners; Goldman Sachs & Co	Waste Industries USA Inc	33.5	40.9	32.8
25-Jun-07	Oplink Communications Inc	Optical Communication Products Inc	5.1	4.4	11.5
23-Feb-07	American Financial Group Inc	Great American Financial Resources Inc	13.0	14.8	12.5
6-Nov-06	Renova Media Enterprises Ltd	Moscow CableCom Corp	29.1	25.9	46.3
9-Oct-06	VNU NV	NetRatings Inc	44.1	45.0	45.1
17-Mar-06	Management Group (General William Lyon)	William Lyon Homes Inc	44.0	50.5	27.0

The selected premia ranges from the precedent squeeze-out premia analysis indicated the following ranges and averages:

	Final Offer Premium Prior to Announcement
	1-Day (%)	1-Week (%)	1-Month (%)

Low	(11.2)%	(9.8)%	(10.6)%

High	95.2%	85.2%	104.3%

Mean	27.7%	26.5%	25.7%

Median	28.7%	22.2%	21.6%

Based on the median premia range of the 17 precedent squeeze-out transactions, Merrill Lynch applied a premia range of 20% to 30% to the Share price 1 day, 1 week and 1 month prior to the offer. The analysis indicated the following implied price per Share for the Company, as compared to the proposed per Share merger consideration:

		Price Per Share
	Premia Range	Implied	Offer Price

1-Day	20% – 30%	$7.38 – $8.00	$7.20

1-Week	20% – 30%	$6.88 – $7.45	$7.20

1-Month	20% – 30%	$6.01 – $6.51	$7.20

Other Matters

Merrill Lynch was engaged by the independent committee to act as its financial advisor in connection with the merger and provide financial advisory services, including an opinion to the independent committee regarding the fairness, from a financial point of view, of the $7.20 per Share merger consideration to be received by holders of the Shares (other than the Consortium Shares, the Dissenters Shares and Shares held by any direct or indirect wholly owned Subsidiary of the Company) in the merger, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Merrill Lynch in preparing its opinion. The independent committee engaged Merrill Lynch based on Merrill Lynch’s experience and reputation. Merrill Lynch and its affiliates are regularly engaged to render financial opinions in connection with mergers, acquisitions, divestitures, leveraged buyouts, recapitalizations, and for other purposes. Pursuant to the engagement letter, the Company has agreed to pay Merrill Lynch a fee of $2,000,000, $1,500,000 of which was due upon the delivery of Merrill Lynch’s fairness opinion and the remainder of which is payable to Merrill Lynch upon the completion of the merger. The Company has also agreed to reimburse Merrill Lynch for certain expenses, subject to a maximum of $150,000, and to indemnify Merrill Lynch, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws arising out of or relating to Merrill Lynch’s engagement. The Company may, at its sole discretion, deduct $300,000 from the fee if the merger is announced on or before June 30, 2011.

Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of business, Merrill Lynch and their affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of the Company and certain of its affiliates.

Merrill Lynch and its affiliates in the past have provided and in the future may provide investment banking, corporate banking, financial advisory and other financial services to the Company and its affiliates and have received and in the future may receive compensation for the rendering of such services. In October 2010, Merrill Lynch acted as lead left joint bookrunner and stabilization agent for the Company’s $49.0 million follow-on equity offering and received approximately $1.5 million in fees for its services.

For additional information on Merrill Lynch’s analysis, please see “Discussion Materials prepared by Merrill Lynch (Asia Pacific) Limited for discussion with the independent committee of the board of directors of the Company, dated May 30, 2011,” filed as Exhibit (c)-(3) to the Company’s transaction statement on Schedule 13E-3 and “Special Factors— Opinion of the Independent Committee’s Financial Advisor.”

Purpose of and Reasons for the Merger

Under a possible interpretation of the SEC rules governing “going private” transactions, each of the Buyer Filing Persons may be deemed to be engaged in a “going private” transaction and, therefore, required to express its reasons for the merger to the Company’s unaffiliated shareholders, as defined in Rule 13e-3 of the Exchange Act. Each of the Buyer Filing Persons is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. For the Buyer Filing Persons, the purpose of the merger is to enable Parent to acquire 100% control of the Company in a transaction in which the Company’s unaffiliated shareholders will be cashed out in exchange for $7.20 per Share, so that Parent will bear the rewards and risks of the sole ownership of the Company after the merger, including any future earnings and growth of the Company as a result of improvements to the Company’s operations or acquisitions of other businesses. In addition, with respect to the Consortium and the Continuing Shareholders, the merger will allow them to maintain a significant portion of their investment in the Company through their respective ownership in Parent as described under the caption “Special Factors —— Interests of Certain Persons in the Merger — Interests of Continuing Shareholders” and at the same time enable Mr. Kuo Zhang and Mr. Dongping Fei to maintain leadership roles with the surviving company.

The Buyer Filing Persons believe that, as a privately held company, the Company will have greater flexibility to focus on addressing the challenges to the Company’s long-term profitability without the constraints caused by the public equity market’s valuation of the Company and emphasis on short-term period-to-period performance.

The Company faces a number of challenges in the market place, including, among others:

•	adapting to the rapidly changing market for mobile communications products;

•	adapting new networking and mobile communications technologies;

•	adapting to the uncertain and changing policies of mobile carriers in China;

•	implementing new and upgraded operational and financial systems, procedures and controls to accommodate the Company’s continued growth;

•	adjusting product mix and optimizing pricing successfully;

•	continuing efforts to strengthen awareness of the “Funtalk” brand in the minds of consumers;

•	continuing efforts to control costs; and

•	operating in an increasingly competitive sector.

Responding to these challenges will require tolerance for volatility in the performance of the Company’s business and a willingness to make long-term business decisions that carry substantial risks. The Buyer Filing Persons believe that these strategies would be most effectively implemented in the context of a private company structure. As a privately held company, the Company will have greater flexibility to make decisions that might negatively affect short-term results but that could increase the Company’s value over the long term. In contrast, as a publicly traded company, the Company currently faces pressure from public shareholders and investment analysts to make decisions that might produce better short-term results, but which could over the long term lead to a reduction in per Share price of its publicly traded equity securities.

As a privately held company, the Company will be relieved of many of the other expenses, burdens and constraints imposed on companies that are subject to the public reporting requirements under the U.S. federal securities laws, including the Exchange Act and SOX. The need for the management of the Company to be responsive to unaffiliated shareholders concerns and to engage in an ongoing dialogue with unaffiliated shareholders can at times distract management’s time and attention from the effective operation and improvement of the business.

The Buyer Filing Persons decided to undertake the going private transaction at this time because they want to take advantage of the benefits of the Company being a privately held company, as described above. In the course of considering the going private transaction, the Buyer Filing Persons did not consider alternative transaction structures.

Effect of the Merger on the Company

Private Ownership

Shares of the Company are currently listed on NASDAQ under the symbol “FTLK.” It is expected that, immediately following the completion of the merger, the Company will cease to be a publicly traded company and will instead become a privately held company owned 13.95% by Sinowill Holdings Limited, 3.49% by Huge Harvest Enterprises Limited, 3.49% by Kingstate Group Limited, 0.87% by Trend Focus Limited, 1.05% by Capital Ally Investments Limited, 21.79% by GM Investment Company Limited, 22.51% by ARCH Digital Holdings Ltd. and 32.85% by PAGAC, on a fully diluted basis. Following the completion of the merger, the Shares will cease to be listed on NASDAQ, and price quotations with respect to sales of the Shares in the public market will no longer be available. In addition, ninety (90) days after the filing of Form 15 in connection with the completion of the merger or such longer period as may be determined by the SEC, registration of the Shares under the Exchange Act will be terminated. After the effective time of the merger, the Company will no longer be required to file periodic reports with the SEC or otherwise be subject to the United States federal securities laws, including SOX, applicable to public companies, and our shareholders will no longer enjoy the rights or protections that the United Sates federal securities laws provide, including reporting obligations for directors, officers and principal securities holders of the Company.

Upon completion of the merger, each outstanding Share, except for the Consortium Shares, the Dissenters Shares (please see “Dissenters’ Rights” beginning on page 90) and Shares held by any direct or indirect wholly owned subsidiary of the Company, will be converted into the right to receive $7.20 in cash, without interest. At the effective time of the merger, each outstanding ordinary share of Merger Sub will be converted into one fully paid and non-assessable ordinary share of the surviving company. As a result, current shareholders of the Company, other than the Continuing Shareholders and any person controlled by any of them, will no longer have any equity interest in, or be shareholders of, the Company upon completion of the merger. As a result, our shareholders, other than the Continuing Shareholders and person controlled by any of them, will not have the opportunity to participate in the earnings and growth of the Company and they will not have the right to vote on corporate matters. Similarly, our current shareholders, other than the Continuing Shareholders and any person controlled by any of them, will not be exposed to the risk of loss in relation to their investment in the Company.

At the effective time of the merger, each vested share option pursuant to the Company Option Plan shall be cancelled and converted into the right to receive a cash amount equal to (a) the total number of Shares subject to such vested share option immediately prior to the effective time multiplied by (b) the excess of $7.20 over the exercise price payable per Share issuable under such vested share option.

As of the effective time, each unvested company option shall be cancelled and converted into the right to receive a restricted cash award in an amount equal to (a) the total number of Shares subject to such unvested share option immediately prior to the effective time of the merger multiplied by (b) the excess of $7.20 over the exercise price payable per Share issuable under such unvested share option. Restricted cash awards shall be subject to the same vesting conditions applicable to the unvested share options without giving effect to the transactions contemplated in the merger agreement and unvested restricted cash awards are not transferable by means of sale, assignment, exchange, pledge or otherwise; provided, however, that the restricted cash awards shall automatically become fully vested, exercisable and payable and be released from any restrictions on transfer (other than transfer restrictions applicable to the unvested share options) and repurchase or forfeiture rights, immediately upon termination of its holder’s employment or service with the surviving company or its affiliate to which such holder provides services as an employee, consultant or director within twelve (12) months of the effective time of the merger without cause, unless provided otherwise in an applicable agreement in respect of the restricted cash awards. On the date, and to the extent, that the unvested share options would have become vested without giving effect to the transactions contemplated in the merger agreement, such corresponding portion of the restricted cash awards shall be converted into dollars and will be delivered to the holder of such restricted cash awards, net of any applicable withholding taxes.

Each outstanding Company Warrant will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, a cash amount equal to the number of Shares underlying the Company Warrant multiplied by the amount by which $7.20 exceeds the exercise price per Share of the Company Warrant.

Each outstanding and unexercised unit purchase option to purchase Shares and a Company Warrant will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, a cash amount equal to the excess, if any, of (a)(i) $7.20 plus (ii) the number of Shares underlying the Company Warrant issuable under such unit purchase option multiplied by the amount by which $7.20 exceeds the exercise price per Share of the Company Warrant over (ii) the exercise price of such unit purchase option. Given that the exercise price of each such unit purchase option is $10.00, the exercise price of the Company Warrant under each such unit purchase option is $10.00 and the merger consideration is only $7.20 per Share, each such unit purchase option will be cancelled for no consideration at the effective time of the merger.

Directors and Management of the Surviving Company

If the merger is completed, the current memorandum of association and articles of association of the Company will be replaced in its entirety by the memorandum of association and articles of association of Merger Sub, as in effect prior to the completion of the merger (except that, at the effective time, Article I of the memorandum of association of the surviving company shall be amended to read as follows: “The name of the corporation is Funtalk China Holdings Limited,” the articles of association of the surviving company shall refer to the name of the surviving company as “Funtalk China Holdings Limited” and Article II of the memorandum of association of the surviving company shall be amended to read as follows: “The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY 1-1104, Cayman Islands, or at such other place in the Cayman Islands as the directors may decide”). In addition, the directors of Merger Sub immediately prior to the completion of the merger (identified below in Annex D—“Directors and Executive Officers of each Filing Person”) will become the directors of the surviving company and the officers of the Company will remain the officers of the surviving company.

Primary Benefits and Detriments of the Merger

The primary benefits of the merger to the Company’s unaffiliated shareholders include, without limitation, the following:

•
the receipt by such shareholders of $7.20 per Share in cash, representing a premium of 35.9% over the Company’s 30 trading day average price as quoted by NASDAQ on March 24, 2011, the last trading day prior to the Company’s announcement on March 25, 2011 that it had received a “going private” proposal; and

•	the avoidance of the risk associated with any possible decrease in our future revenues and free cash flow, growth or value, and the risks related to our substantial leverage, following the merger.

The primary detriments of the merger to the Company’s unaffiliated shareholders include, without limitation, the following:

•
such shareholders will cease to have an interest in the Company and, therefore, will no longer benefit from possible increases in the future revenues and free cash flow, growth or value of the Company or payment of dividends on the Shares, if any; and

•
in general, the receipt of cash pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under other applicable tax laws. As a result, a U.S. Holder (as defined under “Material U.S. Federal Income Tax Consequences”) of the Shares who receives cash in exchange for all of such U.S. Holder’s Shares in the merger generally will be required to recognize gain as a result of the merger for U.S. federal income tax purposes if the amount of cash received exceeds such U.S. Holder’s aggregate adjusted tax basis in such Shares.

The primary benefits of the merger to the Buyer Filing Persons include the following:

•
if the Company successfully executes its business strategies, the value of their equity investment could increase because of possible increases in future revenues and free cash flow, increases in the underlying value of the Company or the payment of dividends, if any, that will accrue to the Buyer Filing Persons;

•
the Company will no longer have continued pressure to meet quarterly forecasts set by analysts. In contrast, as a publicly traded company, the Company currently faces public shareholders and investment analyst pressure to make decisions that may produce better short term results, but which may not over the long term lead to a maximization of its equity value;

•
the reduction of costs and administrative burden associated with operating the Company as a publicly traded company, including the costs associated with regulatory filings and compliance requirements. In 2010, such costs included, but were not limited to, approximately $160,000 for fees and expenses relating to SOX compliance, approximately $1,380,000 for fees and expenses of public accountants, approximately $450,000 for fees and expenses of U.S. securities counsel, approximately $170,000 for fees and expenses of the Company’s investor relations firm, approximately $170,000 for printing costs, and approximately $158,500 for fees and expenses relating to NASDAQ, the Company’s warrant agent, and directors and officers liability insurance (in each case, excluding fees and expenses relating to the merger);

•	the Company will have more freedom to focus on long-term strategic planning in a highly competitive business with increasing competition and regulation;

•	the Company will have more flexibility to change its capital spending strategies without public market scrutiny or analysts’ quarterly expectations; and

•	the Company will be able to deploy new services or change its pricing strategies to attract customers without public market scrutiny or the pressure to meet quarterly forecasts set by analysts.

The primary detriments of the merger to the Buyer Filing Persons include the following:

•	all of the risk of any possible decrease in our revenues, free cash flow or value following the merger will be borne by the Buyer Filing Persons;

•	the business risks facing the Company, including increased competition and government regulation, will be borne by the Buyer Filing Persons;

•	an equity investment in the surviving company by the Buyer Filing Persons following the merger will involve substantial risk resulting from the limited liquidity of such an investment; and

•	following the merger, there will be no trading market for the surviving company’s equity securities.

The Company’s Net Book Value and Net Earnings

The table below sets out the direct or indirect interest in the Company’s net book value and net earnings for the Continuing Shareholders before and immediately after the merger, based on the historical net book value and net earnings of the Company as of March 31, 2010.

	Ownership Prior to the Merger						Ownership After the Merger
	Net Book Value			Earnings			Net Book Value			Earnings
Name	$	’000%		$	’000%		$	’000%		$	’000%
Sinowill Holdings Limited		27,305	16.01		5,093	16.01		23,792	13.95		4,438	13.95
Huge Harvest Enterprises Limited		6,822	4.00		1,273	4.00		5,952	3.49		1,110	3.49
Kingstate Group Limited		6,822	4.00		1,273	4.00		5,952	3.49		1,110	3.49
Trend Focus Limited		1,706	1.00		318	1.00		1,484	0.87		277	0.87
Capital Ally Investments Limited		2,064	1.21		385	1.21		1,791	1.05		334	1.05
GM Investment Company Limited		42,672	25.02		7,960	25.02		37,163	21.79		6,932	21.79
ARCH Digital Holdings Ltd.		44,087	25.85		8,224	25.85		38,391	22.51		7,161	22.51
PAGAC		-	0.00		-	0.00		56,026	32.85		10,450	32.85
For more information on the shareholdings of the Continuing Shareholders and their relationships with certain of the Buyer Filing Parties, please see “Annex D” attached to this proxy statement.

Plans for the Company after the Merger

Following the completion of the merger, Parent anticipates that the Company will continue to conduct its operations substantially as they are currently being conducted, except that it will cease to be a publicly traded company and will instead be a wholly owned subsidiary of Parent.

Subsequent to the completion of the merger, the Company will no longer be subject to the Exchange Act and NASDAQ compliance and reporting requirements and the related direct and indirect costs and expenses, and may experience positive effects on profitability as a result of the elimination of such costs and expenses.

Following the completion of the merger, GM Investment Company Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited and Trend Focus Limited have agreed to transfer a total of (a) 607 ordinary shares of Parent to Kingwin and (b) 910 ordinary shares of Parent to Cypress, at the equivalent price per Share of $7.10, as described under the caption “Special Factors—Interests of Certain Persons in the Merger—Commitment Letters” beginning on page 63. In addition, PAGAC has subscribed to purchase $100 million of convertible bonds of Parent, which are convertible into ordinary shares of Parent, following the completion of the merger, and has an option to purchase up to $80 million additional convertible bonds of Parent following the completion of the merger as described under the caption “Special Factors—Financing” beginning on page 54. Parent expects to use the proceeds received as a result of the issuance of such convertible bonds for general corporate purposes.

The Buyer Filing Persons have advised the Company that, except as set forth in this proxy statement, they do not have any current plans, proposals or negotiations that relate to or would result in any of the following:

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

•	the sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; or

•	any other material changes in the Company’s business, including with respect to the Company’s corporate structure or business.

Subsequent to the completion of the merger, the surviving company’s management and board of directors will continuously evaluate and review the surviving company’s business and operations and may propose or develop new plans and proposals, including any of the foregoing actions and any actions to address the challenges referred to in “Special Factors — Purposes of and Reasons for the Merger” above, in each case, which they consider to be in the best interests of the surviving company and its shareholders. The Buyer Filing Persons expressly reserve the right to make any changes they deem appropriate to the operation of the surviving company in light of such evaluation and review as well as any future developments.

Alternatives to the Merger

The board of directors of the Company did not independently determine to initiate a process for the sale of the Company. The independent committee was formed on March 30, 2011, in response to the receipt of the going private proposal letter from the Continuing Shareholders on March 25, 2011. In light of the Continuing Shareholders’ express intention not to sell their Shares to any third party, the independent committee determined that there was no viable alternative to the proposed sale of the Company to the Buyer Filing Persons, and in light thereof, no attempt was made to contact third parties who might otherwise consider an acquisition of the Company. Since the Company’s receipt of the proposal letter from the Continuing Shareholders on March 25, 2011, which was publicly announced and filed with the SEC, the Company has not received any actionable offer from any third party for (a) a merger or consolidation of the Company with another company, (b) the sale or transfer of all or substantially all of the Company’s assets or (c) the purchase of all or a substantial portion of the Shares that would enable such person to exercise control of or significant influence over the Company. The independent committee also took into account that, prior to the receipt of shareholder approval, the Company can terminate the merger agreement in order to enter into an acquisition agreement with respect to a superior proposal, subject to the payment of a termination fee and reimbursement of Parent’s expenses to the extent provided in the merger agreement. In this regard, the independent committee recognized that it has flexibility under the merger agreement to respond to an alternative transaction proposed by a third party that is or is reasonably likely to result in a superior proposal, including the ability to provide information to and engage in discussions and negotiations with such party (and, if such proposal is a superior proposal, recommend such proposal to the Company’s shareholders).

The Buyer Filing Persons did not consider any other form of transaction such as a scheme of arrangement or tender offer because the Buyer Filing Persons believed that the merger was the most direct and effective way to enable Parent to acquire 100% control of the Company given that the Continuing Shareholders, as a group, own approximately 77.09% of the total outstanding Shares.

The independent committee did not consider any other form of transaction such as a tender offer, odd-lot offer or reverse stock split because the independent committee believed that the merger was the most direct and least confusing to unaffiliated shareholders in terms of deal structure.

Effects on the Company if the Merger is not Completed

If the merger agreement is not adopted by the Company’s shareholders or if the merger is not completed for any other reason, shareholders will not receive any payment for their Shares in connection with the merger nor will the holders of any share options, Company Warrants or unit purchase options receive payment pursuant to the merger agreement. Instead, the Company will remain a publicly traded company with the Continuing Shareholders holding a majority of the outstanding Shares, the Shares will continue to be listed and traded on NASDAQ, provided that the Company continues to meet NASDAQ’s listing requirements, and the Company will remain subject to SEC reporting obligations. Therefore, the Company’s shareholders will continue to be subject to similar risks and opportunities as they currently are with respect to their ownership of our Shares. Accordingly, if the merger is not completed, there can be no assurance as to the effect of these risks and opportunities on the future value of your Shares, including the risk that the market price of the Shares may decline to the extent that the current market price reflects a market assumption that the merger will be completed.

Under specified circumstances in which the merger agreement is terminated, the Company may be required to pay Parent a termination fee and reimburse Parent, Merger Sub and their affiliates (other than the Company) for their expenses in connection with the merger, or Parent may be required to pay the Company and its affiliates (other than Parent, Merger Sub and the Continuing Shareholders) a termination fee and reimburse the Company and its affiliates for their expenses in connection with the merger, in each case, as described under the caption “The Merger Agreement—Termination Fee and Reimbursement of Expenses” beginning on page 86.

If the merger is not completed, from time to time, the Company’s board of directors will evaluate and review, among other things, the business, operations, dividend policy and capitalization of the Company and make such changes as are deemed appropriate and continue to seek to identify strategic alternatives to enhance shareholder value. If the merger agreement is not adopted by the Company’s shareholders or if the merger is not completed for any other reason, there can be no assurance that any other transaction acceptable to the Company will be offered, or that the business, prospects or results of operations of the Company will not be adversely impacted.

Financing

The Company, Parent, the Consortium and PAGAC estimate that the total amount of funds necessary to complete the merger and the related transactions is anticipated to be approximately $120.0 million, which includes the cash to be paid to the Company’s unaffiliated shareholders and holders of other equity-based interests in the merger as well as the related costs and expenses in connection with the merger and the related transactions.

The merger and the related transactions are expected to be funded through a combination of the following:

•
the proceeds of a cash investment in convertible preferred shares of Parent by PAGAC in an aggregate amount of $150 million to be funded pursuant and subject to a subscription agreement entered into by PAGAC, the Continuing Shareholders and Parent, which is described under the caption “Special Factors — Financing – Equity Financing by the Investor” beginning on page 55; and

•
the cancellation of the Shares of the Company held by the Continuing Shareholders for zero consideration in connection with the merger and the related transactions, and the subscription by the Continuing Shareholders of ordinary shares of Parent, which is described under the caption “Special Factors — Financing – Rollover Financing by the Continuing Shareholders” beginning on page 57.

Pursuant to the merger agreement, each of Parent and Merger Sub are required to use its reasonable efforts to obtain the equity financing on the terms and conditions described in the subscription agreement, maintain in effect the subscription agreement, satisfy all conditions in the subscription agreement within its control, consummate the equity financing in an amount that is equal to or greater than an amount required to be paid to the Company’s shareholders and holders of other equity-based interests and to cover all related costs and expenses in connection with the merger and the related transactions, and enforce its rights under the subscription agreement, in each case, on the terms and subject to the conditions contained in the merger agreement. Under the merger agreement, Parent and Merger Sub have further agreed not to permit any amendment, modification or waiver of any provision in the subscription agreement if such amendment, modification or waiver (a) reduces the aggregate amount of equity financing to less than an amount required to be paid to the Company’s shareholders and holders of other equity-based interests and to cover all related costs and expenses in connection with the merger and the related transactions or (b) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the equity financing in a manner that would reasonably be expected to materially delay or prevent the funding of the equity financing at the effective time of the merger.

Equity Financing by the Investor

On May 31, 2011, PAGAC entered into a subscription agreement with Parent and the Continuing Shareholders pursuant to which PAGAC committed to purchase immediately prior to the completion of the merger, subject to the terms and conditions contained in the subscription agreement, an aggregate amount of $150 million of convertible preferred shares of Parent, which are convertible into ordinary shares of Parent. The convertible preferred shares to be issued to PAGAC will represent approximately 32.85% of the fully-diluted equity of Parent immediately following the completion of the merger. Pursuant to the subscription agreement, in the event that the recurring consolidated net income of the Company for the fiscal year ended March 31, 2011 is less than $40 million, Parent is obligated to issue additional convertible preferred shares to PAGAC. In addition, in the event that certain accounts receivable have not been collected by the Company by the completion of the merger, the Company will be obligated to refund to PAGAC a portion of its subscription price for the convertible preferred shares following the completion of the merger.

The proceeds from PAGAC’s purchase of convertible preferred shares of Parent will be used to fund the total merger consideration, the amounts payable to the holders of the Company’s other equity-based interests (such as the options and warrants of the Company), the amounts payable in respect of Dissenters Shares and costs and expenses related thereto or otherwise incurred in connection with the completion of the merger and the related transactions. Any remaining proceeds will be used by Parent for its general corporate purposes after the completion of the merger and the related transactions, and will not be disbursed following the completion of the merger without the consent of PAGAC.

The obligation of PAGAC to purchase the convertible preferred shares of Parent, and the obligation of Parent to sell the convertible preferred shares of Parent to PAGAC, under the subscription agreement is conditioned upon the satisfaction or waiver of each of the conditions to the obligations of the Company, Parent and Merger Sub to consummate the merger contained in the merger agreement.

The subscription agreement contains customary representations, warranties and covenants provided by Parent, the Continuing Shareholders and PAGAC, as well as indemnification obligations in connection therewith provided by the Continuing Shareholders, on the one hand, and PAGAC, on the other hand, to each other. In addition, the subscription agreement contains various covenants and agreements by the Continuing Shareholders and PAGAC, including the following:

•
Without the prior written consent of PAGAC, the Continuing Shareholders may not permit or cause Parent or Merger Sub to agree to, enter into, grant or approve any termination, amendment, modification, extension of time or waiver of any provision of the consortium agreement or the merger agreement, and prior to consummating the merger, Parent must obtain PAGAC’s agreement in writing that the conditions to the completion of the merger have been satisfied.

•
If any Continuing Shareholder breaches its obligations under the subscription agreement, the merger agreement is terminated and the Company enters into an alternative acquisition agreement on or prior to the first anniversary of the termination of the merger agreement, then each Continuing Shareholder in breach will be obligated to pay to PAGAC an amount in cash equal to 100% of the difference between the consideration it receives under the alternative acquisition agreement and the merger consideration.

•
Each of the Continuing Shareholders must use reasonable best efforts to work together and cooperate in good faith with one another and PAGAC to consummate the merger and the transactions contemplated by the subscription agreement.

•
Each of the Continuing Shareholders and PAGAC must negotiate in good faith, agree upon and enter into a shareholders’ agreement, restated memorandum and articles of association of Parent, a convertible bond indenture, certain security documents providing to PAGAC security for various obligations of Parent and the Continuing Shareholders following the completion of the transactions as well as other ancillary documents relating to their respective ownership of Parent following the completion of the merger.

•
Each of the Continuing Shareholders must cause Parent and Merger Sub to comply with the merger agreement and use reasonable best efforts to satisfy all of the conditions to closing for the Company’s benefit set forth in the merger agreement.

•
The Continuing Shareholders may not agree or enter into, or permit the Company or any of its subsidiaries to agree or enter into, certain types of amendments or waivers to the Term Facility Agreement dated January 30, 2009, pursuant to which Pypo Holdings (HK) Company Limited, a subsidiary of the Company, has borrowed approximately €15 million from Nedederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V., or certain security arrangements in connection therewith.

The subscription agreement also contains the following provisions related to the allocation of liability for fees and expenses which may be payable in connection with the merger and the related transactions:

•
In the event of a termination of the merger agreement in which a reverse termination fee, expense reimbursement or any other amount is payable to the Company by Parent, and none of the Continuing Shareholders or PAGAC are in breach of the consortium agreement or the subscription agreement, the Continuing Shareholders, on the one hand, and PAGAC, on the other hand, will be responsible for such payment on a pro rata basis based on their respective pro forma equity ownership of Parent.

•
In the event of a termination of the merger agreement in which a reverse termination fee, expense reimbursement or any other amount is payable to the Company by Parent, and one or more of the Continuing Shareholders and/or PAGAC are in breach of the consortium agreement or the subscription agreement, subject to the following paragraph, the breaching parties will be responsible for such payment on a pro rata basis relative to each other based on their respective pro forma equity ownership of Parent.

•
Notwithstanding the foregoing paragraph, in the event that the sole reason that Parent is obligated to pay a reverse termination fee or other amount to the Company under the merger agreement is a breach by PAGAC of its obligations under the subscription agreement to purchase the convertible preferred shares of Parent in accordance with the terms and subject to the conditions in the subscription agreement, and none of the Continuing Shareholders is in breach of its obligations under the consortium agreement or the subscription agreement (as mutually determined in good faith (and agreed in writing) by PAGAC and the Continuing Shareholders or finally determined pursuant to binding arbitration), PAGAC will have sole responsibility for payment of such reverse termination fee and other amounts to the Company in accordance with the merger agreement.

•
In the event the merger is completed, Parent will reimburse each of the Continuing Shareholders and PAGAC for all fees and out-of-pocket expenses incurred in connection with the transaction, subject to certain exceptions.

Pursuant to the subscription agreement, PAGAC further committed to purchase after the completion of the merger, subject to the terms and conditions of the subscription agreement and at a date no later than six months after the completion of the merger, $100 million of convertible bonds of Parent, which are convertible into ordinary shares of Parent. The proceeds from PAGAC’s purchase of convertible bonds of Parent will be used by Parent for its general corporate purposes after the completion of the merger and the related transactions, and will not be disbursed without the consent of PAGAC. In addition, under the subscription agreement, PAGAC may, at its option, purchase up to $80 million of additional convertible bonds of Parent at any time within five (5) years after the completion of the merger, on substantially the same terms as the investment in the original convertible bonds of Parent (except that the maturity of the additional convertible bonds will be three (3) years from the issue date and the initial conversion price of the additional convertible bonds will be the conversion price of the original convertible bonds of Parent at the issue date), for the purposes of providing additional capital to Parent.

The subscription agreement will automatically terminate upon termination of the merger agreement. The Company is not a party to, or a third-party beneficiary of, the subscription agreement, and the Company has no right to seek to enforce it. Pursuant to the subscription agreement, the sole and exclusive remedy of any of the parties thereto with respect to any failure of PAGAC to purchase the convertible preferred shares of Parent thereunder will be the enforcement of the applicable fee and expense payment provisions described above.

Rollover Financing by the Continuing Shareholders

On March 25, 2011, the Continuing Shareholders entered into a consortium agreement pursuant to which they collectively committed to either (a) transfer, contribute and deliver the Shares held by each Continuing Shareholder to Parent in exchange for equity shares of Parent or (b) have the Shares held by each Continuing Shareholder cancelled in connection with the merger, as further described under the caption “Special Factors — Interests of Certain Persons in the Merger – Interests of Continuing Shareholders” beginning on page 59. As described above, pursuant to the subscription agreement, each Continuing Shareholder has agreed that all of the Shares held by it will be cancelled in the merger pursuant to the merger agreement for zero consideration, and it will subscribe for such newly-issued ordinary shares of Parent for par value in cash as set forth in the subscription agreement. Each Continuing Shareholder has already subscribed for and currently holds ordinary shares of Parent which will represent, in the aggregate, approximately 67.15% of the fully-diluted equity of Parent immediately following the purchase of convertible preferred shares of Parent by PAGAC and the completion of the merger.

The descriptions of the subscription agreement and the consortium agreement set forth above and elsewhere in this proxy statement are qualified in their entirety by reference to the complete texts of the subscription agreement and the consortium agreement, copies of which were furnished as (a) Exhibit B to Amendment No. 5 to the Schedule 13D filed by ARCH Digital Holdings Ltd., ARC Capital Holdings Limited and ARC Capital Partners Limited  filed with the Securities and Exchange Commission on June 1, 2011 and (b) Exhibit 99.(C) to Amendment No. 3 to the Schedule 13D filed by ARCH Digital Holdings Ltd., ARC Capital Holdings Limited and ARC Capital Partners Limited filed with the SEC on March 28, 2011, respectively, each of which is incorporated by reference into this proxy statement. These summaries do not purport to be complete and may not contain all of the information about the subscription agreement or the consortium agreement that may be important to you. We encourage you to read the subscription agreement and the consortium agreement carefully and in their entirety because these agreements are the legal documents that govern the equity financing to be provided by PAGAC and the Continuing Shareholders in connection with the merger.

Limited Guaranty

Concurrently with the execution of the merger agreement, each of the Continuing Shareholders and PAGAC entered into a limited guaranty in favor of the Company, pursuant to which each agreed to guarantee, on a several and not joint basis, a percentage of the obligations of Parent under the merger agreement to pay, a reverse termination fee to the Company and reimburse certain expenses incurred by the Company if the merger agreement is terminated under certain circumstances. Specifically, the Continuing Shareholders and PAGAC have agreed to guarantee such obligations of Parent according to the below percentages:

•	18.47% by ARCH Digital Holdings Ltd.;

•	0.86% by Capital Ally Investments Limited;

•	17.88% by GM Investment Company Limited;

•	11.44% by Sinowill Holdings Limited;

•	2.86% by Huge Harvest Enterprises Limited;

•	2.86% by Kingstate Group Limited;

•	0.72% by Trend Focus Limited; and

•	44.91% by PAGAC.

Notwithstanding the foregoing, if the sole reason that Parent is obligated to pay a reverse termination fee to the Company under the merger agreement is a breach by PAGAC of its obligations to fund the subscription agreement, and none of the Continuing Shareholders is in breach of its obligations under the consortium agreement or the subscription agreement (as mutually determined in good faith and agreed in writing by PAGAC and the Continuing Shareholders or finally determined pursuant to binding arbitration), PAGAC has agreed to guarantee the entire obligations of Parent under the merger agreement to pay the reverse termination fee to the Company and reimburse certain expenses incurred by the Company. Each of ARC Capital Partners Limited, Golden Meditech Holdings Limited, Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan has also covenanted to the Company to procure the relevant Continuing Shareholder beneficially owned by him or it not to sell, offer to sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise dispose of the Shares held by such Continuing Shareholder. The members of the Consortium making such covenants are specified below:

•	ARC Capital Partners Limited with regard to ARCH Digital Holdings Ltd.;

•	Golden Meditech Holdings Limited, Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan with regard to Capital Ally Investments Limited;

•	Golden Meditech Holdings Limited with regard to GM Investment Company Limited;

•	Mr. Kuo Zhang with regard to Sinowill Holdings Limited;

•	Mr. Dongping Fei with regard to Huge Harvest Enterprises Limited;

•	Mr. Hengyang Zhou with regard to Kingstate Group Limited; and

•	Mr. Francis Kwok Cheong Wan with regard to Trend Focus Limited.

Each limited guaranty will terminate as of the earliest of (a) the effective time, (b) the termination of the merger agreement by mutual consent of the parties thereto or in circumstances where Parent is not obligated to pay the reverse termination fee or reimburse expenses and (c) the earlier of (i) the date falling seven months after May 31, 2011 and (ii) the date falling 30 days after the termination of the merger agreement in circumstances where there are unpaid guaranteed obligations of Parent (unless, in the case of (c) above, the Company has made a claim under the limited guaranty prior to such date, in which case the relevant date shall be the date that such claim is finally satisfied or otherwise resolved by agreement or by binding arbitration pursuant to the terms of such limited guaranty). However, if the Company or any of its affiliates asserts a claim other than as permitted under the limited guaranties, including a claim against certain specified non-recourse parties or a claim in excess of the guaranteed amounts, the limited guaranties will immediately terminate and become null and void, the guarantor will be entitled to recover and retain all payments previously made pursuant to the limited guaranties and none of the Continuing Shareholders, PAGAC and certain specified recourse or non-recourse parties will have any liability under the limited guaranties, the merger agreement or any related documents, or any of the transactions contemplated by the limited guaranties, the merger agreement or any related documents.

Liability Cap and Limitation on Remedies

Our right to receive payment of a reverse termination fee of $6.0 million plus our out-of-pocket costs and expenses incurred in connection with the merger from Parent (or the guarantors pursuant to the limited guaranties), is our sole and exclusive remedy for any loss or damage suffered as a result of the failure of the merger to be completed under certain circumstances or for a breach or failure to perform under the merger agreement or otherwise.

Parent and Merger Sub are entitled to an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the terms and provisions thereof against the Company, this being in addition to all other remedies to which they are entitled at law or in equity. Subject to such equitable remedies Parent or Merger Sub may be entitled to, Parent’s right to receive payment of a termination fee of $6.0 million or $3.0 million, as applicable, and Parent’s and Merger Sub’s out-of-pocket costs and expenses incurred in connection with the merger from us, is the sole and exclusive remedy of Parent and Merger Sub against us for any loss or damage suffered as a result of the failure of the merger to be completed under certain circumstances or for a breach or failure to perform under the merger agreement or otherwise. While Parent and Merger Sub may pursue both a grant of specific performance and monetary damages, they shall not be permitted or entitled to receive both a grant of specific performance that results in the completion of the merger and monetary damages.

The maximum aggregate liability of Parent and Merger Sub for monetary damages in connection with the merger agreement is limited to the reverse termination fee and reimbursement of expenses. The maximum aggregate liability of the Company for monetary damages in connection with the merger agreement is limited to the termination fee and reimbursement of expenses.

Interests of Certain Persons in the Merger

In considering the recommendation of the independent committee and our board of directors with respect to the merger, you should be aware that each of the Continuing Shareholders has interests in the transaction that are different from, and/or in addition to, the interests of our shareholders generally. The Company’s board of directors and independent committee were aware of such interests and considered them, among other matters, in reaching their decisions to adopt the merger agreement and approve the transactions contemplated by the merger agreement, including the merger, and recommend that our shareholders vote in favor of adopting the merger agreement and approving the transactions contemplated by the merger agreement, including the merger.

Interests of Continuing Shareholders

As the result of the merger, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited, Trend Focus Limited, Capital Ally Investments Limited, GM Investment Company Limited, ARCH Digital Holdings Ltd., and PAGAC will hold approximately 13.95%, 3.49%, 3.49%, 0.87%, 1.05%, 21.79%, 22.51% and 32.85%, respectively, of the fully diluted equity interest in Parent, which will own 100% of the Company, immediately following the completion of the merger. Because of the Continuing Shareholders’ equity interests in the surviving company, each of them will enjoy the benefits from any future earnings and growth of the Company after the merger which, if the Company is successfully managed, could exceed the value of their original investments in the Company, including the amount paid by PAGAC as merger consideration to the unaffiliated shareholders in the merger. The Continuing Shareholders will also bear the corresponding risks of any possible decreases in the future earnings, growth or value of the Company. Their investment in the surviving company will be illiquid, with no public trading market for the surviving company’s shares and no certainty that an opportunity to sell their shares in the surviving company at an attractive price, or that dividends paid by the surviving company will be sufficient to recover their investment.

The merger may also provide additional means to enhance shareholder value for the Continuing Shareholders, including improved profitability due to the elimination of the expenses associated with public company reporting and compliance; increased flexibility and responsiveness in management of the business to achieve growth and respond to competition without the restrictions of short-term earnings comparisons; and additional means for making liquidity available to Continuing Shareholders, such as through dividends or other distributions.

Treatment of Existing Share Options, Including Those Held by Officers and Directors

At the effective time of the merger, each vested share option pursuant to the Company Option Plan shall be cancelled and converted into the right to receive a cash amount equal to (a) the total number of Shares subject to such vested share option immediately prior to the effective time multiplied by (b) the excess of $7.20 over the exercise price payable per Share issuable under such vested share option.

As of the effective time, each unvested company option shall be cancelled and converted into the right to receive a restricted cash award in an amount equal to (a) the total number of Shares subject to such unvested share option immediately prior to the effective time of the merger multiplied by (b) the excess of $7.20 over the exercise price payable per Share issuable under such unvested share option. Restricted cash awards shall be subject to the same vesting conditions applicable to the unvested share options without giving effect to the transactions contemplated in the merger agreement and the restricted cash awards are not transferable by means of sale, assignment, exchange, pledge or otherwise; provided, however, that a restricted cash award shall automatically become fully vested, exercisable and payable and be released from any restrictions on transfer (other than transfer restrictions applicable to the unvested share options) and repurchase or forfeiture rights, immediately upon termination of its holder’s employment or service with the surviving company or its affiliate to which such holder provides services as an employee, consultant or director within twelve (12) months of the effective time of the merger without cause, unless provided otherwise in an applicable agreement in respect of the restricted cash award. On the date, and to the extent, that the unvested share options would have become vested without giving effect to the transactions contemplated in the merger agreement, such corresponding portion of the restricted cash awards shall be converted into dollars and will be delivered to the holder of such restricted cash awards, net of any applicable withholding taxes.

The table below sets forth, as of May 1, 2011, for each of our directors and senior executives:

•	The number of vested share options held by such persons; and

•
The cash payment that may be made in respect of such vested share options upon completion of the merger, calculated by multiplying (a) the excess of $7.20 over the respective per Share exercise price of such vested share options by (b) the number of Shares subject to such vested share options;

Directors and Senior Executives	No. of the Shares Underlying Options	Exercise Price	No. of Vested Shares	Resulting Consideration in the Form of Cash

Kuo Zhang	100,000	$6.80	25,000	$10,000.00

Dongping Fei	100,000	$6.18	25,000	$25,500.00

Kim Chuan ("Jackie") Leong	100,000	$6.18	25,000	$25,500.00

Bernard J. Tanenbaum III	30,000	$6.18	7,500	$7,650.00

Hengyang Zhou	100,000	$6.18	25,000	$25,500.00

Francis Kwok Cheong Wan	100,000	$6.18	25,000	$25,500.00

Michael Marks	30,000	$6.18	7,500	$7,650.00

Alex Fan	50,000	$6.18	12,500	$12,750.00

Andrew Ryan	40,000	$6.18	10,000	$10,200.00

Linzhen Xie	40,000	$6.18	10,000	$10,200.00

Mofang Li	40,000	$6.18	10,000	$10,200.00

The table below sets forth, as of May 1, 2011, for each of our directors and senior executives:

•	The number of unvested share options held by such persons; and

•
The value of restricted cash awards that may be made in respect of such unvested share options upon completion of the merger, calculated by multiplying (a) the excess of $7.20 over the respective per Share exercise price of such unvested share options by (b) the number of Shares subject to such unvested share options.

Directors and Senior Executives	No. of the Shares Underlying Options	Exercise Price	No. of Unvested Shares	Resulting Consideration in the Form of Restricted Cash Award

Kuo Zhang	100,000	$6.80	75,000	$30,000.00

Dongping Fei	100,000	$6.18	75,000	$76,500.00

Kim Chuan ("Jackie") Leong	100,000	$6.18	75,000	$76,500.00

Bernard J. Tanenbaum III	30,000	$6.18	22,500	$22,950.00

Hengyang Zhou	100,000	$6.18	75,000	$76,500.00

Francis Kwok Cheong Wan	100,000	$6.18	75,000	$76,500.00

Michael Marks	30,000	$6.18	22,500	$22,950.00

Alex Fan	50,000	$6.18	37,500	$38,250.00

Andrew Ryan	40,000	$6.18	30,000	$30,600.00

Linzhen Xie	40,000	$6.18	30,000	$30,600.00

Mofang Li	40,000	$6.18	30,000	$30,600.00

Treatment of Existing Warrants

Each outstanding Company Warrant will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, a cash amount equal to the number of Shares underlying the Company Warrant multiplied by the amount by which $7.20 exceeds the exercise price per Share of the Company Warrant.

As of May 13, 2011, of the Company’s directors and senior executives, only Messrs. Francis Kwok Cheong Wan, Bernard J. Tanenbaum III and Michael Marks held Company Warrants. The table below sets forth, as of May 13, 2011, for Messrs. Francis Kwok Cheong Wan, Bernard J. Tanenbaum III and Michael Marks:

•	the number of outstanding Company Warrants held by them; and

•
the cash payment that may be made in respect of such Company Warrants upon completion of the merger, calculated by multiplying (a) the excess of $7.20 over the respective per Share exercise price of such Company Warrants by (b) the number of Shares underlying such Company Warrants.

Directors and Senior Executives	No. of the Shares Underlying Company Warrants	Exercise Price	No. of Outstanding Company Warrants	Resulting Consideration in the Form of Cash

Francis Kwok Cheong Wan	940	$5.00	940	$2,068.00
Bernard J. Tanenbaum III	25,435	$5.00	25,435	$55,957.00
Michael Marks	25,435	$5.00	25,435	$55,957.00

Treatment of Existing Unit Purchase Options

Each outstanding and unexercised unit purchase option to purchase Shares and a Company Warrant will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, a cash amount equal to the excess, if any, of (a)(i) $7.20 plus (ii) the number of Shares underlying the Company Warrant issuable under such unit purchase option multiplied by the amount by which $7.20 exceeds the exercise price per Share of the Company Warrant over (ii) the exercise price of such unit purchase option. Given that the exercise price of each such unit purchase option is $10.00, the exercise price of the Company Warrant under each such unit purchase option is $10.00 and the merger consideration is only $7.20 per Share, each such unit purchase option will be cancelled for no consideration at the effective time of the merger.

As of May 13, 2011, there were no unit purchase options held by directors and senior executives of the Company.

Indemnification and Insurance

Pursuant to the merger agreement, Parent and Merger Sub have agreed that:

•
The indemnification, advancement and exculpation provisions of certain indemnification agreements by and among the Company and its directors and certain executive officers, as in effect at the effective time will survive the merger and should not be amended or modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights of the current or former directors, officers or employees of the Company or any subsidiaries.

•
From and after the effective time, each of Parent and the surviving company will (and will cause its subsidiaries to comply with their respective obligations to) indemnify and hold harmless the current and former directors or officers of the Company or any subsidiaries against liabilities in connection with any claim, action, suit, proceeding or investigation arising out of or related to such persons’ services as directors, officers or employees of the Company or its subsidiaries, or services performed by such persons at the request of the Company or its subsidiaries at or prior to the effective time.

•
The memorandum and articles of association of the Company will contain provisions with respect to exculpation and indemnification that are at least as favorable to the directors, officers or employees of the Company as those contained in the memorandum and articles of association of the Company as in effect on May 31, 2011, except to the extent prohibited by the Cayman Companies Law or any other applicable law, which provisions will not be amended, repealed or otherwise modified for a period of six (6) years from the effective time in any manner that would adversely affect the rights of the indemnified parties, unless such modification is required by law.

•
The surviving company will maintain the Company’s and its subsidiaries’ directors and officers liability insurance for a period of six (6) years after the effective time on terms with respect to coverage and amount no less favorable than the existing insurance; provided that the surviving company should not be required to expend in any one year an amount in excess of 300% of the current annual premium paid by the Company for such insurance. In addition, the surviving company may purchase a six-year “tail” prepaid policy prior to the effective time on terms and conditions providing substantially equivalent benefits as the existing directors’ and officers’ liability insurance maintained by the Company.

The Independent Committee

On March 30, 2011, our board of directors established an independent committee of directors to consider the proposal from the Continuing Shareholders and to take any actions it deems appropriate to assess the fairness and viability of such proposal. The independent committee is composed of independent directors— Mr. Hua Yang, Mr. Linzhen Xie and Mr. Alex Fan. Other than their receipt of board and independent committee compensation (which are not contingent upon the completion of the merger or the independent committee’s or our board of directors’ recommendation of the merger) and their indemnification and liability insurance rights under the merger agreement, none of the members of the independent committee has a financial interest in the merger or any of transactions contemplated thereby and none of them is related to any of the Buyer Filing Persons. Our board of directors did not place any limitations on the authority of the independent committee regarding its investigation and evaluation of the merger.

We have compensated, and will continue to compensate, the members of the independent committee in exchange for their service in such capacity at a rate of $5,000 per month for each member of the independent committee, provided that the total compensation each member of the independent committee will receive shall not exceed $70,000 (the payment of which is not contingent upon the completion of the merger or the independent committee’s or the board’s recommendation of the merger).

Position with the Surviving Company

After completion of the merger, Mr. Kuo Zhang expects to continue to serve as chairman of the board of directors of the surviving company and Mr. Dongping Fei expects to continue to serve as chief executive officer of the surviving company. It is anticipated that the other executive officers of the Company will hold positions with the surviving company that are substantially similar to their current positions.

Commitment Letters

Following the completion of the merger, GM Investment Company Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited and Trend Focus Limited have agreed to transfer a total of (a) 607 ordinary shares of Parent to Kingwin for an aggregate consideration of $20,010,987.21 pursuant to a commitment letter dated May 31, 2011 with Kingwin and (b) 910 ordinary shares of Parent to Cypress for an aggregate consideration of $29,999,997.30 pursuant to a commitment letter dated May 31, 2011 with Cypress. The aggregate consideration payable by Kingwin and Cypress for such ordinary shares of Parent represents the equivalent per Share price of $7.10, which is less than the per Share merger consideration. The description of the commitment letters are qualified in their entirety by reference to the complete texts of the commitment letters, copies of which were provided as Exhibits H and I to Amendment 7 to the Schedule 13D filed by the Buyer Filing Persons (other than Parent, Merger Sub and PAGAC) with the SEC on June 1, 2011.

Related Party Transactions

We have adopted an audit committee charter, which requires the audit committee to review and approve all related party transactions on an ongoing basis.

In addition to the arrangements in connection with the merger discussed elsewhere in this proxy statement, we completed the following transactions with related parties for the years ended March 31, 2009 and 2010:

Transactions among Certain Directors, Shareholders and Affiliates

As of March 31, 2009 and 2010, amounts due from related parties were RMB 289.2 million (approximately $42.3 million) and zero, respectively. The amount due from related parties in 2009 was attributable to the advance payments of RMB 150.0 million (approximately $21.9 million) made by us to Shanghai Zhengda Jingcheng Development Co., Ltd. (“Shanghai Zhengda”), RMB 137.6 million (approximately $20.0 million) to Capital Ally Investments Limited and RMB 2.5 million (approximately $0.4 million) to Beijing Shidai Tiancheng Technology Development Co., Ltd. (“Shidai Tiancheng”). From July 2009 to September 2009, Shanghai Zhengda repaid RMB125 million (approximately $18.3 million) and repaid the remaining RMB25.0 million (approximately $3.7 million) in December 2009. Capital Ally Investment Limited and Shidai Tiancheng repaid these amounts in full in December 2009 and June 2010, respectively.

As of March 31, 2009 and 2010, amounts due to related parties were RMB 138.8 million (approximately $20.3 million) and RMB 80.0 million (approximately $11.7 million), respectively. The amounts due to related parties in 2009 include RMB 136.7 million (approximately $20.0 million) due to ARCH Digital Holdings Ltd. and RMB 2.1 million (approximately $0.3 million) due to GM Investment Company Limited. The amounts due to related parties in 2010 include RMB 80.0 million (approximately $11.7 million) due to Shanghai Jiadeli Supermarket Co., Ltd..

Amounts due from or due to related parties were non-interest bearing and payable on demand.

Other Related Party Transactions

For a description of other related party transactions, please see “Item 7. Major Shareholders and Related Party Transactions” included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2010, incorporated by reference into this proxy statement. Please see “Where You Can Find More Information” beginning on page 106 for a description of how to obtain a copy of our Annual Report.

Fees and Expenses

Fees and expenses incurred or to be incurred by the Company and the Buyer Filing Persons in connection with the merger are estimated at the date of this proxy statement to be as follows:

Description	Amount

Legal fees and expenses	$3,590,000

Financial advisory fees and expenses	$5,150,000

Accounting expenses	$310,000

Independent committee fees	$250,000

Printing, proxy solicitation and mailing costs	$130,000

Filing fees	$30,000

Miscellaneous (including out-of-pocket expenses of advisors to the Company and the Buyer Filing Persons, warrant agent fees, directors’ and officers’ insurance costs and costs associated with the establishment of Parent and Merger Sub)	$970,000

Total	$10,430,000

These expenses will not reduce the merger consideration to be received by the Company shareholders. If the merger is completed, the party incurring any costs and expenses in connection with the merger and the merger agreement shall pay such costs and expenses, except that costs and expenses incurred in connection with the printing and mailing of this proxy statement and Schedule 13E-3 shall be shared equally by Parent and the Company and except as provided in the subscription agreement and the consortium agreement.

Voting by Continuing Shareholders at the Extraordinary General Meeting

Pursuant to the consortium agreement and the subscription agreement, each Continuing Shareholder agreed to vote all of the Shares owned by it in favor of the adoption of the merger agreement and the approval of the transactions contemplated by the merger agreement, including the merger, and against any competing proposal at any shareholders’ meeting of the Company. The Continuing Shareholders, as a group, own approximately 77.09% of the total outstanding Shares.

Litigation Related to the Merger

We are not aware of any lawsuit that challenges the merger, the merger agreement or any of the transactions contemplated thereby.

Accounting Treatment of the Merger

The merger is expected to be accounted for, at historical cost, as a merger of entities under common control in a manner similar to a pooling-of-interests, in accordance with Accounting Standards Codification 805-50, “Business Combinations – Related Issues.”

Regulatory Matters

The Company does not believe that any material federal or state regulatory approvals, filings or notices are required in connection with the merger other than the approvals, filings or notices required under the federal securities laws and the filing of the plan of merger (and supporting documentation as specified in the Cayman Companies Law) with the Cayman Islands Registrar of Companies and in the event the merger becomes effective, a copy of the certificate of merger being given to the shareholders and creditors of the Company and Merger Sub as at the time of the filing of the plan of merger and notice of merger published in the Cayman Islands Gazette.

Appraisal Right

Please see “Dissenters’ Rights—Requirements for Exercising Dissenters’ Rights” beginning on page 90.

Certain Material U.S. Federal Income Tax Consequences

Please see “Material U.S. Federal Income Tax Consequences” beginning on page 99.

MARKET PRICE OF THE COMPANY’S SHARES, DIVIDENDS AND OTHER MATTERS

Market Price of the Shares

The following table provides the high and low closing prices for our Shares on NASDAQ under the symbol “FTLK” for (a) the years 2009 (from December 17, 2009—the first day our Shares were traded on NASDAQ), 2010 and 2011 (through July 1, 2011), (b) the four quarters of 2010 and the first two quarters of 2011, and (c) each of the past six (6) months (through July 1, 2011):

	Closing Price Per Share (in US$)
	High	Low
Annual:
2009	8.25	6.20
2010	8.61	4.60
2011 (through July 1, 2011)	6.75	4.85

Quarterly:
2010
First quarter	6.87	5.04
Second quarter	7.55	4.60
Third quarter	8.61	6.75
Fourth quarter	8.03	5.14
2011
First quarter	6.65	4.85
Second quarter	6.75	5.72

Monthly:
2011
February	5.78	4.85
March	6.65	4.95
April	6.58	6.33
May	6.64	5.72
June	6.75	6.48
July (through July 1, 2011)	6.70	6.70

On March 24, 2011, the last trading day immediately prior to the Company’s announcement on March 25, 2011 that it had received a “going private” proposal, the reported closing sales price of our Shares on NASDAQ was $6.15 per Share. The merger consideration of $7.20 per Share represents a premium of approximately 17.1% to the closing trading price of $6.15 per Share on March 24, 2011 and a 35.9% premium over the Company’s 30 trading day average price as quoted by NASDAQ on March 24, 2011, the last trading day prior to the Company’s announcement on March 25, 2011 that it had received a “going private” proposal. On [ ], 2011, the most recent practicable date before the printing of this proxy statement, the high and low reported sales price of our Shares was $[  ] and $[  ], respectively. You are urged to obtain a current market price quotation for your Shares in connection with voting your Shares.

Dividend Policy

We have not paid any dividends on our Shares since January 2008. We do not expect to declare or pay any dividends prior to the merger, and under the terms of the merger agreement, are prohibited from doing so without Parent’s prior written approval. We do not anticipate paying cash dividends in the foreseeable future.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from Beijing Funtalk Century Technology Group Company Limited, a company with limited liability incorporated in China and an indirect wholly owned subsidiary of the Company (“Funtalk PRC”), to fund the payment of dividends, if any, to our shareholders. The principal laws, rules and regulations governing dividends paid by PRC operating entities include the Company Law of the PRC (1993), as amended in 2005, the Wholly Foreign Owned Enterprise Law (1986), as amended in 2000, the Wholly Foreign Owned Enterprise Law Implementation Rules (1990), as amended in 2001, and the EIT Law.

Under these laws and regulations, PRC entities, including wholly owned foreign enterprises and domestic companies in China, may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries, including Funtalk PRC and other domestic companies, are required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their statutory capital reserve fund until the cumulative amount of such reserve reaches 50% of their respective registered capital. These reserves are not distributable as cash dividends.

We may be considered to be a “resident enterprise” under the EIT Law and could be subject to the uniform 25% enterprise income tax rate for our global income, including dividends, provided that dividends paid between “qualified resident enterprises” may be exempt from enterprise income tax. Please see “Item. 10 Additional Information—E. Taxation—Material PRC Income Tax Considerations” in the Company’s Annual Report on Form 20-F for the year ended March 31, 2010, which is incorporated herein by reference. If we are considered to be a “non-resident enterprise” under the EIT Law, we may be subject to the enterprise income tax rate of 25% or 10% on our income sourced from China. Please see “Item. 10 Additional Information—E. Taxation—Material PRC Income Tax Considerations” in the Company’s Annual Report on Form 20-F for the year ended March 31, 2010, which is incorporated herein by reference. As a result, the amount available for distribution to our shareholders would be reduced.

Subject to the approval of our shareholders, our board of directors has complete discretion over distribution of dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

THE EXTRAORDINARY GENERAL MEETING

We are furnishing this proxy statement to you, as a holder of our Shares, as part of the solicitation of proxies by the Company’s board of directors for use at the extraordinary general meeting described below.

Date, Time and Place of the Extraordinary General Meeting

The extraordinary general meeting will be held on ___________ , 2011 , at __________ a.m. (Beijing time) at 21/F, Block D, The Place Tower, No. 9 Guanghua Road, Chaoyang District, Beijing 100020, People’s Republic of China.

Proposals to be Considered at the Extraordinary General Meeting

At the meeting, you will be asked to consider and vote upon:

•	as a special resolution:

THAT the agreement and plan of merger dated as of May 31, 2011 among Parent, Merger Sub and the Company (such agreement and plan of merger being in the form attached as Annex A to this proxy statement, which will be produced and made available for inspection at the extraordinary general meeting) and any and all transactions contemplated thereby be and are hereby authorized, approved and adopted by the Company; or

•	as an ordinary resolution:

THAT the chairman of the extraordinary general meeting be instructed to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolution to be proposed at the extraordinary general meeting.

If the merger is completed, each outstanding Share other than the Consortium Shares, the Dissenters Shares and Shares held by any direct or indirect wholly owned subsidiary of the Company shall be cancelled in exchange for the right to receive the per Share merger consideration of $7.20 per Share in cash without interest in accordance with the terms and conditions set forth in the merger agreement. At the effective time, all of the Shares shall be cancelled and cease to exist. Each Share (other than the Consortium Shares, Shares held by any direct or indirect wholly owned subsidiary of the Company and the Dissenters Shares) will thereafter represent only the right to receive the per Share merger consideration without interest, and each Dissenters Share will thereafter represents only the right to receive the fair value of such Share as determined under the Cayman Companies Law. Each Consortium Share and each Share held by any direct or indirect wholly owned subsidiary of the Company will be cancelled for no consideration. At the effective time, each outstanding ordinary share, par value $0.001 per share, of Merger Sub will be converted into one fully paid and non-assessable ordinary share, par value $0.001 per share, of the surviving company.

Our Board’s Recommendation

Our board of directors, acting upon the unanimous recommendation of the independent committee of our board of directors:

•
determined that the merger, on the terms and subject to the conditions set forth in the merger agreement, is substantively and procedurally fair to, and in the best interests of, the Company and its unaffiliated shareholders, and declared it advisable to enter into the merger agreement;

•	adopted the merger agreement and approved the transactions contemplated by the merger agreement, including the merger; and

•	recommends that the Company’s shareholders vote FOR the adoption of the merger agreement.

Record Date; Shares Entitled to Vote

You are entitled to vote at the extraordinary general meeting if Shares are registered in your name at the close of business on                     , 2011, the record date or you hold a valid proxy from such registered owner. If you are the registered holder of the Shares at the close of business on the record date, the deadline for you to lodge your proxy card and vote is                     , 2011 at              a.m. (Beijing time). Each outstanding Share on the record date entitles the registered holder to one vote on each matter submitted to the shareholders for approval at the extraordinary general meeting and any adjournment thereof. Please see “Procedures for Voting” below for additional information.

Quorum

A quorum of our shareholders is necessary to have a valid shareholders’ meeting. The required quorum for the transaction of business at the extraordinary general meeting is the presence, in person or by proxy, of shareholders holding not less than an aggregate of one-third of all of the outstanding Shares that are entitled to vote on the record date. We expect, as of the record date, there will be              Shares entitled to be voted at the extraordinary general meeting. In the event that a quorum is not present at the extraordinary general meeting, we currently expect that we will adjourn the extraordinary general meeting to solicit additional proxies in favor of the adoption of the merger agreement.

Vote Required

Under the Cayman Companies Law and the merger agreement, we cannot complete the merger unless the merger agreement is adopted by an affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at the extraordinary general meeting. To the extent known by the Company after making reasonable inquiry, except as set forth under the caption “Security Ownership of Certain Beneficial Owners and Management of the Company,” no executive officer, director or affiliate of the Company or any of the Buyer Filing Persons currently hold any securities of the Company.

Procedures for Voting

Holders of record of our Shares may vote their Shares by attending the extraordinary general meeting and voting their Shares in person, or by completing the enclosed proxy card in accordance with the instructions set forth on the proxy card. The deadline to lodge your proxy card is ___________, 2011 at ___________ a.m. (Beijing time).

Shareholders who hold their Shares in “street name,” meaning in the name of a bank, broker or other person who is the record holder, must either direct the record holder of their Shares how to vote their Shares or obtain a proxy from the record holder to vote their Shares at the extraordinary general meeting.

Shareholders who have questions or requests for assistance in completing and submitting proxy cards should contact Okapi Partners LLC.

Voting of Proxies and Failure to Vote

All Shares represented by valid proxies will be voted at the extraordinary general meeting in the manner specified by the holder. If a shareholder returns a properly signed proxy card but does not indicate how the shareholder wants to vote, Shares represented by that proxy card will be voted FOR the proposal to adopt the merger agreement and approve the transactions contemplated by the merger agreement, including the merger, and FOR the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in favor of the adoption of the merger agreement and the approval of the transactions contemplated by the merger agreement, including the merger, in the event that there are insufficient proxies received to pass the special resolution during the extraordinary general meeting unless the shareholder appoints a person other than the chairman of the meeting as proxy, in which case the Shares represented by that proxy card will be voted (or not submitted for voting) as the proxy determines.

If a shareholder fails to vote by proxy or in person, it will be more difficult for the Company to obtain the necessary quorum to transact business at the extraordinary general meeting and to obtain required votes described in “Vote Required.”

Brokers or other nominees who hold our Shares in “street name” for customers who are the beneficial owners of such Shares may not give a proxy to vote those customers’ Shares in the absence of specific instructions from those customers. Broker non-votes will be counted toward a quorum but will not be treated as voted at the extraordinary general meeting.

Revocability of Proxies

Registered holders of our Shares may revoke their proxies in one of three ways:

•
First, a registered shareholder can revoke a proxy by written notice of revocation given to the chairman of the extraordinary general meeting before the extraordinary general meeting commences. Any written notice revoking a proxy should also be sent to Funtalk China Holdings Limited, 21/F, Block D, The Place Tower, No. 9 Guanghua Road, Chaoyang District, Beijing 100020, People’s Republic of China.

•
Second, a registered shareholder can complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to the Company no less than 48 hours prior to the extraordinary general meeting.

•
Third, a registered shareholder can attend the meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the registered shareholder actually votes at the extraordinary general meeting.

If a shareholder holds Shares through a broker and has instructed the broker to vote the shareholder’s Shares, the shareholder must follow directions received from the broker to change those instructions.

Rights of Shareholders Who Object to the Merger

Shareholders who continue to hold their Shares in their own name until the completion of the merger will have the right to seek appraisal and payment of the fair value of their Shares if the merger is completed, but only if they deliver to the Company, before the vote is taken, a written objection to the merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Companies Law for the exercise of appraisal rights, which is attached as Annex C to this proxy statement. The fair value of your Shares as determined under that statute could be more than, the same as, or less than the merger consideration you would receive pursuant to the merger agreement if you do not exercise appraisal rights with respect to your Shares.

Who to Call for Assistance

If you need assistance, including help in changing or revoking your proxy, please contact Okapi Partners LLC, which is acting as a proxy solicitation agent and information agent in connection with the merger as follows:

Okapi Partners LLC
437 Madison Avenue, 28th Floor
New York, New York 10022

Shareholders may call toll free +1 877 259 6290
Banks and Brokers may call collect +1 212 297 0720
Email: info@okapipartners.com

Solicitation of Proxies

We have engaged Okapi Partners LLC to assist in the solicitation of proxies from banks, brokerage firms, nominees, institutional holders and individual investors for the extraordinary general meeting. We expect that Okapi Partners LLC’s fees for its services will be approximately $7,000 plus certain costs associated with telephone solicitations, if required, and reimbursement of out-of-pocket expenses. In addition, proxies may be solicited by mail, in person, by telephone, by internet or by facsimile by certain of our officers, directors and employees. These persons will receive no additional compensation for solicitation of proxies but may be reimbursed for reasonable out-of-pocket expenses. We will reimburse banks, brokers, nominees, custodians and fiduciaries for their reasonable expenses in forwarding copies of this proxy statement to the beneficial owners of our Shares and in obtaining voting instructions from those owners. We will pay all expenses of filing, printing and mailing this proxy statement.

Other Business

We are not currently aware of any business to be acted upon at the extraordinary general meeting other than the matters discussed in this proxy statement.

THE MERGER AGREEMENT

This section of the proxy statement describes the material terms of the merger agreement but does not purport to describe all of the terms of the merger agreement. The following summary is qualified in its entirety by reference to the complete text of the merger agreement, which is attached as Annex A to this proxy statement and is incorporated into this proxy statement by reference. We urge you to read the full text of the merger agreement because it is the legal document that governs the merger. This description of the merger agreement has been included to provide you with information regarding its terms.

Structure and Completion of the Merger

The merger agreement provides for the merger of Merger Sub with and into the Company upon the terms, and subject to the conditions, of the merger agreement. If the merger is completed, the Company will cease to be a publicly traded company. The closing will occur on the second business day immediately after all of the closing conditions have been satisfied or waived. At the closing, Merger Sub and the Company will execute a plan of merger and file the plan of merger and other related documents with the Registrar of Companies of the Cayman Islands. The merger will become effective upon such filing or at such time thereafter within 90 days of registration of the plan of merger by the Registrar of Companies of the Cayman Islands as agreed by Parent, Merger Sub and the Company.

We expect that the merger will be completed during the third calendar quarter of 2011, after all conditions to the merger have been satisfied or waived. We cannot specify when, or assure you that, all conditions to the merger will be satisfied or waived; however, we intend to complete the merger as promptly as practicable.

Memorandum and Articles of Association; Directors and Officers of the Surviving Company

Upon completion of the merger, the memorandum and articles of association of Merger Sub, as in effect at the effective time, will be the memorandum and articles of association of the surviving company (except that at the effective time, Article I of the memorandum of association of the surviving company will be amended to read as follows: “The name of the corporation is Funtalk China Holdings Limited,” the articles of association shall refer to the name of the surviving company as “Funtalk China Holdings Limited” and Article II of the memorandum of association shall be amended to read as follows: “The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY 1-1104, Cayman Islands, or at such other place in the Cayman Islands as the directors may decide”). The directors of Merger Sub immediately prior to the effective time will become the directors of the surviving company and the officers of the Company immediately prior to the effective time will remain the officers of the surviving company.

Merger Consideration

Each outstanding Share other than the Consortium Shares, the Dissenters Shares and Shares held by any direct or indirect wholly owned subsidiary of the Company will be cancelled in exchange for the right to receive $7.20 in cash without interest.

Each Consortium Share and each Share held by any direct or indirect wholly owned subsidiary of the Company will, by virtue of the merger and without any action on the part of its holder, cease to be outstanding, automatically be cancelled and will cease to exist, and no consideration will be paid or payable in exchange therefor.

Each Dissenters Share will be entitled to receive only the payment resulting from the procedures set forth in Section 238 of the Cayman Companies Law.

At the effective time, each outstanding ordinary share, par value $0.001 per share, of Merger Sub will be converted into one fully paid and non-assessable ordinary share, par value $0.001 per share, of the surviving company.

A Company shareholder will be deemed to be untraceable if (a) he has no registered address in the register of members (or branch register) maintained by the Company or, (b) on the last two (2) consecutive occasions on which a dividend has been paid by the Company a check payable to such shareholder either (i) has been sent to such shareholder and has been returned undelivered or has not been cashed or, (ii) has not been sent to such shareholder because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or (c) notice of the Company extraordinary general meeting convened to vote on the merger has been sent to such shareholder and has been returned undelivered. In the event that monies due to holders of Dissenters Shares and shareholders of the Company who are untraceable exceed $2 million, such monies and any monies which are returned shall be held by the surviving company in a separate bank account for the benefit of holders of Dissenters Shares and shareholders of the Company who are untraceable. Monies unclaimed after a period of seven (7) years from the date of the notice of the extraordinary general meeting shall be forfeited and shall revert to the surviving company.

Treatment of Share Options, Warrants, and Unit Purchase Options

At the effective time, each outstanding, vested and unexercised option to purchase Shares under the Company Option Plan shall be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, a cash amount equal to the number of Shares underlying such option immediately prior to the effective time multiplied by the amount by which $7.20 exceeds the exercise price per Share of such vested option.

At the effective time, each outstanding and unvested option to purchase Shares under the Company Option Plan shall be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, a restricted cash award in an amount equal to the number of Shares underlying such option multiplied by the amount by which $7.20 exceeds the exercise price per Share of such unvested option. Such restricted cash awards will be subject to the same vesting conditions applicable to the unvested options without giving effect to the merger and any such restricted cash awards will not be transferable; provided, however, that the restricted cash awards shall automatically become fully vested immediately upon termination of its holder’s employment or service with the surviving company or its affiliate to which such holder provides services as employee, consultant or as a director within twelve (12) months of the effective time of the merger without cause, unless otherwise provided in the relevant agreement in respect of the restricted cash awards. On the date that the unvested options would have become vested without giving effect to the merger, such corresponding portion of the restricted cash awards will be delivered to the holder of such restricted cash award, less any applicable withholding taxes.

At the effective time, the Company Option Plan shall be terminated.

At the effective time, each outstanding and unexercised Company Warrant will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, a cash amount equal to the number of Shares underlying the Company Warrant multiplied by the amount by which $7.20 exceeds the exercise price per Share of the Company Warrant.

At the effective time, each outstanding and unexercised unit purchase option to purchase Shares and a Company Warrant will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, a cash amount equal to the excess, if any, of (a)(i) $7.20 plus (ii) the number of Shares underlying the Company Warrant issuable under such unit purchase option multiplied by the amount by which $7.20 exceeds the exercise price per Share of the Company Warrant over (b) the exercise price of such unit purchase option. Given that the exercise price of each such unit purchase option is $10.00, the exercise price of the Company Warrant under each such unit purchase option is $10.00 and the merger consideration is only $7.20 per Share, each such unit purchase option will be cancelled for no consideration at the effective time of the merger.

Exchange Procedures

At or prior to the effective time, Parent will deposit with the exchange agent for the benefit of the holders of the Shares, vested options to purchase Shares, Company Warrants and unit purchase options, an amount in cash sufficient for the exchange agent to make payments under the merger agreement. Promptly after the effective time (in any event within five (5) business days), the exchange agent will mail to each registered holder of the Shares (other than holders of the Consortium Shares or the Dissenters Shares) (a) a form of letter of transmittal specifying how the delivery of the merger consideration to registered holders of the Shares will be effected and (b) instructions for effecting the surrender of share certificates in exchange for the applicable merger consideration. Upon surrender of a share certificate or a declaration of loss or non-receipt, each registered holder of the Shares will receive an amount equal to (a) the number of Shares multiplied by (b) the per Share merger consideration.

Representations and Warranties

The merger agreement contains representations and warranties made by the Company to Parent and Merger Sub and representations and warranties made by Parent and Merger Sub to the Company, in each case, as of specific dates. The statements embodied in those representations and warranties were made for purposes of the merger agreement and are subject to important qualifications and limitations agreed by the parties in connection with negotiating the terms of the merger agreement (including the disclosure schedules delivered by the Company and Parent in connection therewith but not reflected in the merger agreement). In addition, some of those representations and warranties may be subject to a contractual standard of materiality different from that generally applicable to shareholders, may have been made for the principal purposes of establishing the circumstances in which a party to the merger agreement may have the right not to close the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise and allocating risk between the parties to the merger agreement rather than establishing matters as facts. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement, may have changed since the date of the merger agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this proxy statement.

The representations and warranties made by the Company to Parent and Merger Sub include representations and warranties relating to, among other things:

•	due organization, existence, good standing and authority to carry on the Company’s businesses;

•
the Company’s capitalization, the absence of preemptive or other similar rights or any debt securities that give its holders the right to vote with the Company’s shareholders and the absence of encumbrances on the Company’s ownership of the equity interests of its subsidiaries;

•
the Company’s corporate power and authority to execute and deliver, to perform its obligations under and to consummate the transactions under the merger agreement, and the enforceability of the merger agreement against the Company;

•
the declaration of advisability of the merger agreement and the merger by the independent committee and by the board of directors of the Company, and the approval of the merger agreement and the merger by the board of directors of the Company;

•	the Company’s SEC filings since September 15, 2008 and the financial statements included therein;

•	compliance with the applicable rules and regulations of NASDAQ;

•	the required vote of the Company’s shareholders to adopt the merger agreement;

•	the Company’s disclosure controls and procedures and internal controls over financial reporting;

•	the accuracy of the information provided in the Schedule 13E-3 and this proxy statement;

•	the absence of certain undisclosed liabilities;

•	the absence of a Company “Material Adverse Effect” (as defined below) and the absence of certain other changes or events from March 31, 2010 to May 31, 2011;

•	governmental consents and approvals;

•
the absence of violations of, default under, or material breach of, the governing documents of the Company and its subsidiaries, applicable law regarding the Company and its subsidiaries and certain agreements of the Company and its subsidiaries as a result of the Company entering into and performing under the merger agreement and consummating the transactions contemplated by the merger agreement;

•	the absence of secured creditors;

•	real property;

•	the absence of legal proceedings and governmental orders against the Company or its subsidiaries;

•	compliance with applicable laws, licenses and permits;

•	employee benefits plans;

•	labor matters;

•	environmental matters;

•	tax matters;

•	material contracts and the absence of any default under, or termination of, any material contract;

•	insurance matters;

•	intellectual property;

•	PRC subsidiaries;

•	suppliers;

•	the absence of a shareholder rights agreement and the inapplicability of any anti-takeover law to the merger;

•	the receipt of opinion from Merrill Lynch;

•	the absence of any undisclosed broker’s or finder’s fees; and

•	acknowledgement as to the absence of any other representations and warranties made by Parent and Merger Sub to the Company.

Many of the representations and warranties in the merger agreement made by the Company are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the merger agreement, a “Material Adverse Effect” means any change, circumstance, event, effect or occurrence that has or would reasonably be expected to have a material adverse effect on the business, consolidated results of operations, assets or financial condition of the Company and its Subsidiaries taken as a whole or would or would reasonably be expected to prevent or materially impair or delay the completion of the transactions contemplated by the merger agreement; provided, however, that none of the following shall constitute or be taken into account, individually or in the aggregate, in determining whether a Material Adverse Effect has occurred or may, or would occur, any change, circumstance, event, effect or occurrence:

i.
generally affecting (a) the industry in which the Company and its subsidiaries operate, (b) general business, economic or political conditions or (c) the credit or financial or capital markets, in the United States or elsewhere in the world, including changes in interest or exchange rates; and

ii.
to the extent arising out of or resulting from (a) changes in law or in generally accepted accounting principles or in accounting standards or the interpretation or enforcement thereof after May 31, 2011 or prospective changes in law or in generally accepted accounting principles or in accounting standards or the interpretation or enforcement thereof, or any changes in general regulatory or political conditions, (b) acts of war (whether or not declared), sabotage, armed hostility or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), sabotage, armed hostility or terrorism, (c) pandemics, earthquakes, hurricanes, tornados or other natural disasters or other force majeure events, (d) any action taken by the Company or its subsidiaries that is required by the merger agreement or the failure by the Company or its subsidiaries to take any action that is prohibited by the merger agreement or with the advance written consent or at the written request of Parent or Merger Sub (other than for purposes of any representation or warranty given by the Company in relation to its authority relative to the merger agreement, governmental consents and approvals, absence of violations in relation to other contracts to which the Company is a party or absence of secured creditors of the Company), (e) any change or prospective change in the Company’s credit ratings, (f) any decline in the market price, or change in trading volume, of the capital stock of the Company, (g) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published predictions of revenue, earnings, cash flow or cash position, (h) the completion of the transactions contemplated by, or the announcement of the execution of, the merger agreement (other than for purposes of any representation or warranty given by the Company in relation to its authority relative to the merger agreement, governmental consents and approvals, absence of violations in relation to other contracts to which the Company is a party or absence of secured creditors of the Company) or (i) any breach of the merger agreement by Parent or Merger Sub (it being understood that the exceptions in clauses (e), (f) and (g) shall not prevent or otherwise affect a determination that the underlying cause of any such change, prospective change, decline or failure referred to therein is a Material Adverse Effect);

iii.
provided, however, that any change, circumstance, effect, event or occurrence referred to in clauses (i) or (ii)(a), (b) or (c) shall be taken into account for purposes of such clauses only to the extent such change, circumstance, effect, event or occurrence does not adversely affect the Company and its subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other participants in the industry in which the Company and its subsidiaries operate.

The representations and warranties made by Parent and Merger Sub to the Company include representations and warranties relating to, among other things:

•	their due organization, existence and good standing;

•	capitalization of Parent, Parent ownership of Merger Sub and the operations of Merger Sub;

•
their corporate power and authority to execute, deliver and perform their obligations under and to consummate the transactions contemplated by the merger agreement, and the enforceability of the merger agreement against them;

•	the subscription agreement and the absence of any default thereunder;

•	sufficiency of funds in the financing contemplated by the subscription agreement, subject to certain assumptions;

•	the absence of contingencies related to the funding of the financing other than as set forth in the subscription agreement;

•	solvency of the surviving company immediately following completion of the merger;

•	the accuracy of the information provided by Parent or Merger Sub for inclusion in the Schedule 13E-3 and this proxy statement;

•	governmental consents and approvals;

•
the absence of violations of, default under, or material breach of, the governing documents of Parent or Merger Sub, applicable law regarding Parent or Merger Sub and certain agreements of Parent or Merger Sub as a result of Parent or Merger Sub entering into and performing under the merger agreement and consummating the transactions contemplated by the merger agreement;

•	the absence of secured creditors of Merger Sub;

•	the absence of legal proceedings against Parent and Merger Sub;

•	the execution and the validity and enforceability of the limited guaranties provided by the Continuing Shareholders and PAGAC of certain obligations of Parent and the lack of any default thereunder;

•	the absence of undisclosed interest in competitors;

•
the absence of undisclosed shares and other securities of, any other rights to acquire the shares and other securities of, or any other economic interest in, the Company, beneficially owned by Patent, Merger Sub or any guarantor;

•	the absence of certain agreements or compensation or equity arrangements;

•	the absence of any agreements among the Buyer Filing Persons or any of their respective affiliates with respect to any securities of the Company;

•	the absence of any undisclosed broker’s or finder’s fees;

•	independent investigation conducted by Parent and Merger Sub and non-reliance on the Company's estimates; and

•	acknowledgement as to the absence of any other representations and warranties made by Parent and Merger Sub to the Company.

Conduct of Business Prior to Closing

Under the merger agreement, the Company has agreed that, subject to certain exceptions in the merger agreement, from the date of the merger agreement until the earlier of the effective time or the termination of the merger agreement, the Company and its subsidiaries will conduct their businesses in the ordinary and usual course of business consistent with past practice and, to the extent consistent therewith, with no less diligence and effort than it would apply in the absence of the merger agreement, the Company and its subsidiaries will use their reasonable efforts to preserve intact their current business organizations, keep available the service of their current officers and employees and preserve their relationships with key customers, suppliers, distributors and others having material business dealings with them.

Subject to certain exceptions set forth in the merger agreement and the disclosure schedules the Company delivered in connection with the merger agreement, unless Parent consents in writing (which consent cannot be unreasonably withheld, conditioned or delayed), the Company will not and will not permit any of its subsidiaries to, among other things:

•	amend its organizational or governing documents;

•
authorize for issuance, issue, sell, pledge, transfer or otherwise dispose of any share capital or any securities convertible or exchangeable for any share capital or any equity equivalents, subject to certain exceptions;

•	split, combine, subdivide or reclassify any of its share capital;

•
declare, set aside, or pay dividend or other distribution in respect of its share capital (except for dividends paid by any subsidiary to the Company or to any wholly owned subsidiary of the Company and periodic dividends and other periodic distributions by subsidiaries of the Company that are not wholly owned by the Company in the ordinary and usual course of business consistent with past practice);

•	enter into any agreement with respect to the voting of its share capital;

•	make any other actual, constructive or deemed distribution in respect of its share capital or otherwise make any payments to shareholders in their capacity as such;

•	redeem, repurchase or otherwise acquire any of its share capital, subject to certain exceptions;

•
place the Company or any of its subsidiaries into liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization (other than the merger or any such transactions among wholly owned subsidiaries of the Company that are not obligors or guarantors of third party indebtedness);

•
incur or assume any new long-term or short-term interest bearing debt or borrowings, issue any new debt securities, modify or renew any existing long-term or short-term interest bearing debt or borrowings or debt securities, in each case except for debt or borrowings or debt securities that are incurred, assumed, modified or renewed in the ordinary course and usual course of business consistent with past practice and the aggregate amount (in the case of modification or renewal of existing debt or borrowings or debt securities, only with respect to the amount in excess of the existing debt or borrowings or debt securities, if any) does not exceed RMB 200 million;

•
assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any other person, except in the ordinary and usual course of business consistent with past practice and in amounts not material to the Company and its subsidiaries, taken as a whole, and except for guarantees of obligations of wholly owned subsidiaries of the Company;

•
make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly owned subsidiaries of the Company) except pursuant to contracts in effect as of the date of the merger agreement which have either been filed as exhibits to the company reports filed with the SEC or identified in the Company’s disclosure schedule or for loans, advances, capital contributions or investments in an amount not to exceed RMB 35 million in the aggregate;

•	pledge or otherwise encumber its shares of capital stock;

•	mortgage or pledge any of its assets, tangible or intangible, having a value in excess of RMB 35 million or create or suffer to exist any material lien thereupon other than permitted liens;

•
except for limited exceptions, enter into, adopt, amend, extend or terminate any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, restricted stock, performance unit, stock purchase agreement, pension, retirement, deferred compensation, labor, collective bargaining, employment, severance or other employee benefit agreement, trust, plan, fund, award or other arrangement for the benefit or welfare of any director, officer or employee with the title of vice president or above in any manner, or increase in any manner the compensation or fringe benefits of any director, officer or employee who do not have the title of vice president or above;

•
acquire, sell, lease or dispose of any assets, in each case, other than (a) in the ordinary and usual course of business consistent with past practice or (b) any assets with a value or purchase price (including the value of assumed liabilities) not in excess of RMB 10 million in any transaction or related series of transactions;

•
except as may be required as a result of a change in law or in GAAP, change any of the accounting principles or practices used by it, which materially affects the consolidated assets, liabilities or results of operations of the Company and its subsidiaries;

•	acquire any corporation, partnership or other business organization or division thereof or any equity interest therein, in each case for consideration in excess of RMB 50 million;

•
authorize any new capital expenditure or expenditures except (a) as specifically budgeted in the Company’s current plan approved by the board of directors of the Company that was made available to Parent which, individually, is in excess of RMB 2 million or, in the aggregate, are in excess of RMB 6 million or (b) if such expenditures are necessary to maintain existing assets in good repair, consistent with past practice;

•
make or revoke any material tax election, or settle or compromise any material tax liability, or change (or make a request to any taxing authority to change) any material aspect of its method of accounting for tax purposes;

•
pay, discharge or satisfy any material claims, liabilities or obligations, other than the payment, discharge or satisfaction of liabilities or obligations in the ordinary and usual course of business consistent with past practice;

•	waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which it is a party;

•	settle or compromise any pending or threatened suit, action or claim relating to the transactions contemplated by the merger agreement;

•	cancel, materially modify, terminate or grant a waiver of any rights under any material contract;

•
enter into a new contract that would be a material contract if in existence as of the date of the merger agreement or contains, unless required by applicable law, a change of control provision in favor of the other party or parties thereto or would otherwise require a payment to or give rise to any rights to such other party or parties in connection with the transactions contemplated by the merger agreement, or waive, release, cancel, convey or otherwise assign any material rights or claims under any such new contract;

•
enter into any material new line of business, other than in the ordinary course of business if such new line of business is related to, and a reasonable expansion of, the Company’s or its subsidiaries’ businesses that are conducted as of the date of the merger agreement; or

•	take, propose to take, or agree in writing or otherwise to take any of the foregoing actions.

Financing

Parent and Merger Sub will use their reasonable efforts to obtain the equity financing for the merger on the terms and conditions described in the subscription agreement, and will not permit any amendment or modification to be made to, or any waiver of any provision under, the subscription agreement if such amendment, modification or waiver (a) reduces the aggregate amount of the equity financing (including by increasing the amount of fees to be paid unless the equity financing is increased by a corresponding amount) to an amount that would be less than the amount sufficient to consummate the merger and to pay all related fees and expenses or (b) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the equity financing in a manner that would reasonably be expected to materially delay or prevent the funding of the equity financing at the effective time of the merger. Parent shall promptly deliver to the Company copies of any such amendment, modification or replacement.

Subject to the terms and conditions contained in the merger agreement, Parent and Merger Sub will use their reasonable efforts to:

•	maintain in effect the subscription agreement;

•	satisfy on a timely basis all conditions in the subscription agreement that are within its control;

•
consummate the equity financing in an amount that is equal to or greater than the amount sufficient to consummate the merger and to pay all related fees and expenses at or prior to the effective time of the merger; and

•	enforce its rights under the subscription agreement.

Subject to certain exceptions, the Company and its subsidiaries will use their reasonable efforts to provide to Parent and Merger Sub all cooperation reasonably requested by Parent in connection with the arrangement of the equity financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its subsidiaries), which reasonable efforts include at the request of PAGAC, (a) delivering such officer’s and other certificates as reasonably required by PAGAC and as are, in the good faith determination of the persons executing such certificates, accurate, (b) entering into any customary agreements to pledge, guarantee, grant security interests in, and otherwise grant liens on, the Company’s or its wholly owned subsidiaries’ assets, and other customary documentation in connection with the equity financing, in each case as may be reasonably requested by Parent and on terms reasonably satisfactory to Parent; provided, however, that no obligation of the Company or its wholly owned subsidiaries under any such agreement, pledge, guarantee, grant or other documentation contemplated by this arrangement shall be effective until at or as of the effective time of the merger, (c) on a confidential basis providing Parent and PAGAC as promptly as practicable with financial and other pertinent information with respect to the Company and its wholly owned subsidiaries as reasonably required by Parent or PAGAC and is customary in connection with the equity financing, (d) making the Company’s executive officers and other senior employees reasonably available to assist PAGAC in connection with providing the equity financing, (e) using their reasonable efforts to cause their independent accountants to cooperate with and assist Parent in preparing customary and appropriate information packages and offering materials as PAGAC may reasonably request for use in connection with the offering and/or syndication of securities and other matters contemplated by the subscription agreement and (f) taking all reasonable corporate actions to permit completion of the equity financing.

Parent will promptly, upon the termination of the merger agreement, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its subsidiaries in connection with the cooperation of the Company and its subsidiaries in obtaining the equity financing, and shall indemnify and hold harmless the Company, its subsidiaries and their respective representatives from and against any and all liabilities or losses suffered or incurred by any of them in connection with the arrangement of the equity financing and any information used in connection therewith (except with respect to any information provided by or on behalf of the Company or any of its Subsidiaries), except in the event such liabilities or losses arose out of or result from the willful misconduct of the Company, its subsidiaries or any of their respective representatives. Parent and Merger Sub agree that the Company and its subsidiaries and their respective representatives (other than the members of the Continuing Shareholders) shall not, prior to the effective time of the merger, incur any liability to any person under any financing that Parent and Merger Sub may raise in connection with the transactions contemplated by the merger agreement.

Acquisition Proposals

Neither the Company nor its subsidiaries nor any officer, director, employee or representative of the Company or any of its subsidiaries will, directly or indirectly, (a) solicit, initiate or knowingly encourage any inquiry or the making of any proposal or offer or any other effort or attempt that constitutes, or may reasonably be expected to lead to, any acquisition proposal, (b) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to the Company or any of its subsidiaries, or take any other action to facilitate, any acquisition proposal or (c) enter into any letter of intent, agreement or agreement in principle with respect to an acquisition proposal.

Prior to obtaining the required shareholder approval of the merger agreement, if the Company receives an acquisition proposal from any person that did not result from a breach by the Company of its obligations set forth in the first paragraph of this section, (a) the Company and its representatives may contact such person to clarify the terms and conditions of the acquisition proposal so as to determine whether such acquisition proposal constitutes or could reasonably be expected to result in a superior proposal and (b) if the independent committee determines in good faith, after consultation with and based upon the advice of its financial advisor and outside legal counsel, that such acquisition proposal constitutes or would reasonably be expected to result in a superior proposal, then the Company and its representatives may (i) furnish, pursuant to an executed confidentiality agreement in reasonably customary form and in any event containing terms at least as stringent in all material respects as those contained in the confidentiality agreement between the Company and the Continuing Shareholders dated April 1, 2011, information with respect to the Company to the person who has made such acquisition proposal, (ii) engage in discussions or negotiations with the person making such acquisition proposal or (iii) approve, recommend, or otherwise declare advisable or propose to approve, recommend or declare advisable (publicly or otherwise) such an acquisition proposal.

No Change of Recommendation

The board of directors of the Company will not:

•
change, withhold, withdraw, qualify or modify, or publicly propose to change, withhold, withdraw, qualify or modify, in a manner adverse to Parent or Merger Sub, the recommendation to the shareholders of the Company to vote in favor of the merger agreement and the merger; or

•
subject to certain exceptions, authorize, cause or permit the Company or any of its subsidiaries to enter into any letter of intent, agreement, agreement in principle, acquisition agreement, merger agreement or other agreement with respect to any acquisition proposal.

However, prior to obtaining the required shareholder approval of the merger agreement, the board of directors of the Company may change, withhold, withdraw, qualify or modify its recommendation to the shareholders of the Company if the board of directors of the Company (acting upon recommendation of the independent committee) has determined in good faith, after consultation with its financial advisor and outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law; provided, however, that prior to taking such action:

•
the board of directors of the Company has given Parent at least five (5) business days’ prior written notice of its intention to take such action and a description of the reasons for taking such action;

•
the Company has negotiated in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to revise the terms of the merger agreement and, if necessary, the subscription agreement in such a manner that would obviate the need for taking such action; and

•
following the end of such notice period, the board of directors of the Company (acting upon recommendation of the independent committee) shall have considered in good faith any revisions to the merger agreement and the subscription agreement, if applicable, proposed in writing by Parent in a manner that would form a binding contract if accepted by the Company, and shall have determined in good faith, after consultation with its financial advisor and outside legal counsel, that failure to change, withhold, withdraw, qualify or modify its recommendation to the shareholders of the Company would be inconsistent with the directors’ fiduciary duties under applicable law.

Shareholders’ Meeting

Unless the merger agreement is terminated, the Company shall take all actions necessary to cause an extraordinary general meeting of its shareholders to be duly called and held as soon as reasonably practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 and this proxy statement. The board of directors of the Company shall recommend approval of the merger agreement, the plan of merger and the merger by the Company’s shareholders and include its recommendation in this proxy statement and take all reasonable and lawful actions to solicit proxies from its shareholders to obtain the required shareholder approval of the merger agreement. In the event that the board of directors of the Company changes, withholds, withdraws, qualifies or modifies its recommendation to the shareholders of the Company, the Company shall nevertheless submit the merger agreement to the shareholders of the Company for approval at the extraordinary general meeting.

Indemnification; Directors’ and Officers’ Insurance

Pursuant to the merger agreement, Parent and Merger Sub have agreed that:

•
The indemnification, advancement and exculpation provisions of certain indemnification agreements by and among the Company and its directors and certain executive officers, as in effect at the effective time will survive the merger and may not be amended or modified for a period of six (6) years from the effective time in any manner that would adversely affect the rights of the current or former directors or officers of the Company or any subsidiaries.

•
The memorandum and articles of association of the surviving company will contain provisions with respect to indemnification of present and former directors and officers of the Company that are no less favorable than presently set forth in the Company’s memorandum and articles of association, which provisions will not be amended, repealed or otherwise modified for a period of six (6) years after the effective time in any manner that would adversely affect the rights of the Company’s present and former directors or officers, unless required by law.

•
From and after the effective time, the surviving company will comply with all of the Company’s obligations and will cause its subsidiaries to comply with their respective obligations to indemnify (a) the current and former directors or officers of the Company or any subsidiaries against liabilities arising out of or in connection with (i) the fact that such party is or was a director or officer of the Company or such subsidiary, or (ii) any acts or omissions occurring before or at the effective time to the extent provided under the Company and its subsidiaries’ respective organizational and governing documents or agreements effective on the date of the merger agreement and to the fullest extent permitted by the Cayman Companies Law or any other applicable law; and (b) such persons against all liabilities arising out of acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company or any of its subsidiaries.

•
The surviving company will maintain the Company’s and its subsidiaries’ directors and officers liability insurance for a period of six (6) years after the effective time on terms with respect to coverage and amount no less favorable than the existing insurance; provided that the surviving company will not be required to expend in any one year an amount in excess of 300% of the current annual premium paid by the Company for such insurance. The Company may purchase a six-year “tail” prepaid policy prior to the effective time on terms and conditions providing substantially equivalent benefits as the existing directors’ and officers’ liability insurance maintained by the Company.

Buyer Group Contracts

Parent and Merger Sub will promptly notify the Company, and provide a complete and accurate copy, of any amendment, modification, withdrawal or termination of any Buyer Group Contract (as defined in the merger agreement) or any new agreement, arrangement or understanding entered into between two or more of the Buyer Group Parties (as defined in the merger agreement) with respect to any securities of the Company.

Conditions to the Merger

The completion of the transactions contemplated by the merger agreement is subject to the satisfaction of the following conditions:

•	the merger agreement and the merger being approved by the shareholders at the extraordinary general meeting; and

•
no law of any governmental entity of competent jurisdiction, restraining, enjoining or otherwise preventing completion of the merger and no governmental entity having instituted any judicial or administrative proceeding which continues to be pending seeking any such law; and

•
all authorizations, consents or approvals of a governmental entity required in connection with the execution and delivery of the merger agreement and the performance of the obligations thereunder shall have been made or obtained, subject to a material adverse effect exception.

The obligations of Parent and Merger Sub to consummate the merger are also subject to the satisfaction, or waiver by Parent, of the following conditions:

•
the representations and warranties of the Company in the merger agreement being true and correct as of the date of the merger agreement and as of the closing date, with certain representations and warranties subject to a de minimis exception and certain other representations and warranties subject to a material adverse effect exception;

•
the Company having performed or complied in all material respects with all covenants and agreements required to be performed or complied with by it under the merger agreement prior to or at the time of closing;

•	the Company having delivered to Parent a certificate, dated the closing date, signed by an executive officer of the Company, certifying as to the fulfillment of the conditions above;

•
since the date of the merger agreement, there having been no effect, change, event or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect; and

•	our shareholders holding not more than 10% of the outstanding Shares have validly served a written objection under Section 238(2) of the Cayman Companies Law.

The obligations of the Company to consummate the merger are subject to the satisfaction, or waiver by the Company, of the following conditions:

•	the representations and warranties of Parent and Merger Sub in the merger agreement being true and correct in all material respects as of the date of the merger agreement and as of the closing date;

•
each of Parent and Merger Sub having performed or complied in all material respects with all covenants and agreements required to be performed or complied with by it under the merger agreement prior to or at the time of closing; and

•
each of Parent and Merger Sub having delivered to the Company a certificate, dated the closing date, signed by a designated director of Parent and a designated director of Merger Sub, certifying as to the fulfillment of the conditions above.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the effective time, whether before or after shareholder approval has been obtained:

by mutual written consent of the Company and Parent;

by either Parent or the Company, if:

•
the merger is not completed by the termination date, provided that this termination right is not available to a party if the failure of the merger to have been completed on or before the termination date was primarily due to the breach or failure of such party to perform in a material respect any of its obligations under the merger agreement;

•	our shareholders do not adopt the merger agreement at the extraordinary general meeting or any adjournment or postponement thereof; or

•
any law or injunction having the effect of restraining, enjoining or otherwise prohibiting completion of the merger becomes final and non-appealable; provided, that this termination right is not available to a party if the issuance of such final, non-appealable law or injunction is primarily due to the breach or failure of such party to perform in a material respect any of its obligations under the merger agreement.

by the Company:

•
if Parent or Merger Sub has breached any of its covenants or agreements under the merger agreement, or any representation or warranty made by Parent or Merger Sub under the merger agreement shall not be true and correct, such that the corresponding condition to closing would not be satisfied and such breach or inaccuracy cannot be cured by the termination date, or if curable, is not cured, within thirty (30) business days after written notice of such breach; provided that this termination right is not available to the Company if it is then in material breach of any of its representations, warranties, covenants or agreements under the merger agreement, such that the corresponding condition to closing would not be satisfied;

•
if all of the closing conditions to the completion of the merger or to the obligations of Parent and Merger Sub to consummate the merger are otherwise satisfied, and the Company has irrevocably confirmed by notice to Parent that all conditions to its obligation to consummate the merger have been satisfied or that it will waive any such unsatisfied conditions, and the merger shall not have been completed within three (3) business days after the delivery of such notice; or

•	prior to the receipt of the shareholders’ approval, in order to enter into an alternative acquisition agreement relating to a superior proposal;

by Parent, if:

•
the Company has breached any of its covenants or agreements under the merger agreement, or any representation or warranty made by it under the merger agreement shall not be true and correct, such that the corresponding condition to closing would not be satisfied and such breach or inaccuracy cannot be cured by the Company by the termination date, or if curable, is not cured, within thirty (30) business days after written notice of such breach; provided, that this termination right is not available to Parent if it is then in material breach of any of its representations, warranties, covenants or other agreements under the merger agreement, such that the corresponding condition to closing would not be satisfied;

•	the board of directors of the Company has changed, withheld, withdrawn, qualified or modified its recommendation to the shareholders of the Company in a manner adverse to Parent;

•
the board of directors of the Company has approved, recommended, or otherwise declared advisable or proposed to approve, recommend or declare advisable (publicly or otherwise) any acquisition proposal;

•	the Company has entered into an alternative acquisition agreement;

•	the Company or the board of directors of the Company has publicly announced its intention to do any of the foregoing; or

•
the Company has failed to include its recommendation to the shareholders of the Company in this proxy statement, or failed to hold the extraordinary general meeting to approve the merger agreement and the transactions contemplated thereby.

Termination Fee and Reimbursement of Expenses

The Company is required to pay Parent a termination fee of $3.0 million and fees and expenses incurred by Parent if the merger agreement is terminated by Parent due to a material breach by the Company.

The Company is required to pay Parent a termination fee of $6.0 million and fees and expenses incurred by Parent if:

•
(a) an acquisition proposal has been made, proposed or communicated (and not withdrawn) after May 31, 2011 and prior to the termination of the merger agreement, (b) the merger agreement is terminated by the Company due to expiration of the termination date and (c) the Company enters into any definitive agreement in connection with an acquisition proposal or consummate any acquisition proposal within twelve (12) months of the termination of the merger agreement;

•
the merger agreement is terminated by Parent because (a) the board of directors of the Company has changed, withheld, withdrawn, qualified or modified its recommendation to the shareholders of the Company in a manner adverse to Parent, (b) the board of directors of the Company has approved, recommended, or otherwise declared advisable or proposed to approve, recommend or declare advisable (publicly or otherwise) any acquisition proposal, (c) the Company has entered into an alternative acquisition agreement, (d) the Company or the board of directors of the Company has publicly announced its intention to do any of the foregoing; or (e) the Company has failed to include its recommendation to the shareholders of the Company in this proxy statement, or failed to hold the extraordinary general meeting to approve the merger agreement and the transactions contemplated thereby; or

•	the merger agreement is terminated by the Company in order to enter into an alternative acquisition agreement relating to a superior proposal.

Parent is required to pay the Company a termination fee of $6.0 million and fees and expenses incurred by Company if:

•	the merger agreement is terminated by the Company due to a material breach by Parent or Merger Sub; or

•
the merger agreement is terminated by the Company because (a) all of the closing conditions to the completion of the merger or to the obligations of Parent and Merger Sub to consummate the merger are otherwise satisfied, (b) the Company has irrevocably confirmed by notice to Parent that all conditions to its obligation to consummate the merger have been satisfied or that it will waive any such unsatisfied conditions, and (c) the merger shall not have been completed within three (3) business days after the delivery of such notice.

Fees and Expenses

Whether or not the merger is completed, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expense except as otherwise provided in the merger agreement, the subscription agreement and the consortium agreement.

Modification or Amendment

The merger agreement may be amended by action taken by the Company, Parent and Merger Sub at any time before or after approval of the merger by the shareholders of the Company but, after any such approval, no amendment shall be made which requires the approval of such shareholders under applicable law without such approval. The merger agreement may not be amended except by an instrument in writing signed on behalf of the Company, Parent and Merger Sub.

Extension and Waiver

At any time prior to the effective time, Parent and Merger Sub (as one party) and the Company (as one party) may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement or in any document, certificate or writing delivered pursuant to the merger agreement, or (c) waive compliance by the other party with any of the agreements or conditions contained in the merger agreement.

Remedies

Our right to receive payment of a reverse termination fee of $6.0 million plus our out-of-pocket costs and expenses incurred in connection with the merger from Parent (or the guarantors pursuant to the limited guaranties), is our sole and exclusive remedy for any loss or damage suffered as a result of the failure of the merger to be completed under certain circumstances or for a breach or failure to perform under the merger agreement or otherwise.

Parent and Merger Sub are entitled to an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the terms and provisions thereof against the Company, this being in addition to all other remedies to which they are entitled at law or in equity. Subject to such equitable remedies Parent or Merger Sub may be entitled to, Parent’s right to receive payment of a termination fee of $6.0 million or $3.0 million, as applicable, and Parent’s and Merger Sub’s out-of-pocket costs and expenses incurred in connection with the merger from us, is the sole and exclusive remedy of Parent and Merger Sub against us for any loss or damage suffered as a result of the failure of the merger to be completed under certain circumstances or for a breach or failure to perform under the merger agreement or otherwise. While Parent and Merger Sub may pursue both a grant of specific performance and monetary damages, they shall not be permitted or entitled to receive both a grant of specific performance that results in the completion of the merger and monetary damages.

The maximum aggregate liability of Parent and Merger Sub for monetary damages in connection with the merger agreement is limited to the reverse termination fee and reimbursement of expenses. The maximum aggregate liability of the Company for monetary damages in connection with the merger agreement is limited to the termination fee and reimbursement of expenses.

PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS

No provision has been made to (a) grant the Company’s shareholders access to corporate files of the Company and other parties to the merger or any of their respective affiliates or (b) to obtain counsel or appraisal services at the expense of the Company or any other such party or affiliate.

DISSENTERS’ RIGHTS

The following is a brief summary of the rights of holders of the Shares to object to the merger and receive cash equal to the appraised fair value of their Shares (“Dissenters’ Rights”). This summary is not a complete statement of the law, and is qualified in its entirety by the complete text of Section 238 of the Cayman Companies Law, a copy of which is attached as Annex C to this proxy statement. If you are contemplating the possibility of objecting to the merger, you should carefully review the text of Annex C, particularly the procedural steps required to perfect Dissenters’ Rights. These procedures are complex and you should consult your Cayman Islands legal counsel. If you do not fully and precisely satisfy the procedural requirements of the Cayman Companies Law, you will lose your Dissenters’ Rights.

Requirements for Exercising Dissenters’ Rights

A dissenting registered shareholder of the Company is entitled to payment of the fair value of his Shares upon dissenting to the merger.

The exercise of your Dissenters’ Rights will preclude the exercise of any other rights by virtue of holding Shares in connection with the merger, other than the right to seek relief on the grounds that the merger is void or unlawful. To preserve your Dissenters’ Rights, the following procedures must be followed:

•
you must give written notice of objection (“Notice of Objection”) to the Company prior to the vote to approve the merger. The Notice of Objection must include a statement that you propose to demand payment for your Shares if the merger is authorized by the resolution at the extraordinary general meeting;

•
within twenty (20) days immediately following the date on which the vote approving the merger is made, the Company must give written notice of the authorization (“Approval Notice”) to all Dissenting Shareholders who have served a Notice of Objection;

•
within twenty (20) days immediately following the date on which the Approval Notice is given (the “Dissent Period”), the Dissenting Shareholder must give a written notice of his decision to dissent (a “Notice of Dissent”) to the Company stating his name and address, the number and class of the Shares with respect to which he dissents and demanding payment of the fair value of his Shares; and a dissenting shareholder must dissent in respect of all the Shares which he holds;

•
within seven (7) days immediately following (a) the date of expiry of the Dissent Period or (b) the date on which the plan of merger is filed with the Registrar of Companies of the Cayman Islands, whichever is later, the Company, as the surviving company, must make a written offer (a “Fair Value Offer”) to each Dissenting Shareholder to purchase their Shares at a price determined by the Company to be the fair value of such Shares;

•
if, within thirty (30) days immediately following the date of the Fair Value Offer, the Company and the Dissenting Shareholder fail to agree on a price at which the Company will purchase the Dissenting Shareholder’s Shares, then, within twenty (20) days immediately following the date of the expiry of such 30-day period, the Company must, and the Dissenting Shareholder may, file a petition with the Grand Court of the Cayman Islands (the “Grand Court”) for a determination of the fair value of the Shares held by all Dissenting Shareholders who have served a Notice of Dissent and who have not agreed with the Company as to fair value, the petition by the Company must be accompanied by a verified list containing the names and addresses of all members who have filled a Notice of Dissent and who have not agreed with the Company as to the fair value of the Shares; and

•
if a petition is timely filed and served, the Grand Court will determine at a hearing at which dissenting shareholders are entitled to participate in (a) the fair value of the Shares held by those shareholders and (b) the costs of the proceeding and the allocation of such costs upon the parties.

All notices and petitions must be executed by or for the shareholder of record, fully and correctly, as such shareholder’s name appears on the register of members of the Company. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, these notices must be executed by or for the fiduciary. If the Shares are owned by or for more than one person such notices and petitions must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the notices or petitions for a shareholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the notice, he is acting as agent for the record owner. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized above and in a timely manner to perfect whatever Dissenters’ Rights attached to the Shares.

If you do not satisfy each of these requirements, you cannot exercise Dissenters’ Rights and will be bound by the terms of the merger agreement. Submitting a proxy card that does not direct how the Shares represented by that proxy are to be voted will give the proxy discretion to vote as it determines appropriate. In addition, failure to vote your Shares, or a vote against the proposal to adopt the merger agreement and approve the transactions contemplated by the merger agreement, including the merger, will not alone satisfy the notice requirement referred to above. You must send all notices to the Company to Funtalk China Holdings Limited, 21/F, Block D, The Place Tower, No. 9 Guanghua Road, Chaoyang District, Beijing 100020, People’s Republic of China.

If you are considering dissenting, you should be aware that the fair value of your Shares determined under Section 238 of the Cayman Companies Law could be more than, the same as, or less than the $7.20 in cash without interest for each Share of the Company that you would otherwise receive as consideration in the merger. In addition, in any proceedings for determination of the fair value of the Shares covered by a Notice of Dissent, the Company and the Buyer Filing Persons intend to assert that the per Share merger consideration of $7.20 is equal to the fair value of each of your Shares.

The provisions of Section 238 of the Cayman Companies Law are technical and complex. If you fail to comply strictly with the procedures set forth in Section 238, you will lose your Dissenters’ Rights. You should consult your Cayman Islands legal counsel if you wish to exercise Dissenters’ Rights.

FINANCIAL INFORMATION

Selected Historical Financial Information

The following sets forth summary historical consolidated financial information of the Company for each of the two (2) years ended March 31, 2009 and 2010. The historical financial information as of March 31, 2009 and 2010 has been derived from our audited consolidated financial statements, prepared in accordance with U.S. GAAP, included in the Company’s Annual Report on Form 20-F for the year ended March 31, 2010, at pages F-1 through F-60, which are incorporated into this proxy statement by reference. The information set forth below is not necessarily indicative of future results and should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements, related notes and other financial information included in the Company’s Annual Report on Form 20-F for the year ended March 31, 2010, which are incorporated into this proxy statement by reference. Please see “Where You Can Find More Information” for a description of how to obtain a copy of such Annual Report.

	Year Ended March 31,
Selected Consolidated Statement of Income Data	2009	2010
	(in thousands, except for share and per share amounts)

Net revenues	$570,651	$854,091
Cost of revenues	(500,544)	(724,731)
Gross profit	70,107	129,360
Other operating income	920	1,213
Operating expenses	(38,145)	(67,927)
Income from operations	32,882	62,646
Interest and other income (expense), net	(3,503)	(8,309)
Income before income tax, equity in income (loss) of affiliate and non-controlling interests	29,379	54,337
Income tax expense	(7,641)	(17,245)
Equity in income (loss) of affiliate	16	(10)
Net income	$21,754	$37,082
Less: Net (income) loss attributable to non-controlling interest	(1,611)	(5,269)
Net income attributable to Funtalk	$20,143	$31,813
Net income per share – basic	$0.45	$0.67
Net income per share - diluted	0.45	0.63
Weighted average number of the Shares used in calculating net income per share – basic	45,000,000	47,496,375
Weighted average number of the Shares used in calculating net income per share – diluted	45,000,000	50,252,202

Consolidated Balance Sheet Data	As of March 31,
	2009	2010
	(in thousands)
Cash and cash equivalents	$33,468	$26,616
Accounts receivable (less allowance for doubtful accounts)	72,802	80,457
Amounts due from related parties	42,308	—
Amount due from an affiliated company	27,946	—
Intangible assets	19,188	20,761
Total assets	365,941	461,200
Accounts payable	28,290	93,345
Notes payable	23,513	23,394
Short-term borrowings	79,457	110,013
Total shareholders’ equity	154,561	170,550
Noncontrolling interest	14,453	10,142
Total liabilities and shareholders’ equity	$365,941	$461,200

Ratio of Earnings to Fixed Charges	As of March 31,
	2009	2010
Ratio of Earnings to Fixed Charges(1)	3.28	2.95

(1) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest expense. The Ratio of Earnings to Fixed Charges should be read in conjunction with the Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations filed with the Company’s Annual Report on Form 20-F for the relevant fiscal years.

Net Book Value per Share of Our Shares

The net book value per Share as of March 31, 2010 was RMB24.51 (or $3.59 based on the weighted average number of outstanding Shares during 2010).

TRANSACTIONS IN THE SHARES

Purchases by the Company

On October 2, 2009, Pypo Digital Company Limited, a wholly owned subsidiary of the Company (“Pypo Cayman”) entered into a share purchase agreement to acquire 1,857,587 and 827,613 Shares beneficially owned by Capital Ally Investments Limited and ARCH Digital Holdings Ltd., respectively, for an aggregate consideration of $22.5 million, or approximately $8.39 per share. The parties closed the transaction on October 5, 2009. Pypo Cayman paid $700,000 and $300,000 of the amount due to Capital Ally Investment Limited and ARCH Digital Holdings Ltd., respectively, on the closing date. On October 19, 2009, Pypo Cayman, Capital Ally Investment Limited and ARCH Digital Holdings Ltd. entered into an amendment to the share purchase agreement, pursuant to which the purchase price was agreed to be equal to the lower of the aggregate of $22.5 million and the value of the Shares purchased as determined by an independent appraiser on or prior to December 31, 2009. Our audit committee, which is comprised of independent directors, approved the share purchases. On December 31, 2009, an independent appraiser determined that the aggregate purchase price of $22.5 million was fair to our shareholders of record on the closing date from a financial point of view. Pypo Cayman paid the remaining $14,885,155 and $6,643,673 to Capital Ally Investment Limited and ARCH Digital Holdings Ltd., respectively, in December 2009.

On July 7, 2010, we repurchased the 2,685,200 Shares described above from Pypo Cayman at a total consideration of $1.00, which were cancelled immediately upon completion of the repurchase.

All of the Shares repurchased by the Company were considered cancelled under Cayman Islands law and the excess of the repurchase price over the par value of the Shares repurchased was charged to additional paid-in capital.

Period	Total Number of the Shares Repurchased	Range of Average Daily Prices Paid per Share	Average Price Paid per Share
2009
Third Quarter	2,685,200	$8.39	$8.39

Total	2,685,200	$8.39	$8.39

2010
Second Quarter	2,685,200	$0.00	$0.00

Total	2,685,200	$0.00	$0.00

Except for the repurchases set forth in the above table, there were no transactions with respect to the Company’s Shares by the Company since our initial public offering on December 17, 2009, which was completed on December 22, 2009.

Purchases by ARCH Digital Holdings Ltd. and Capital Ally Investments Limited

Pursuant to a warrant exchange agreement among the Company, ARCH Digital Holdings Ltd. and Capital Ally Investments Limited dated October 11, 2010, the Company repurchased (a) 113,062 Class A Company Warrants and 1,700,000 Class B Company Warrants held by ARCH Digital Holdings Ltd. and (b) 113,062 Class A Company Warrants and 1,700,000 Class B Company Warrants held by Capital Ally Investments Limited in exchange for the issuance of 729,157 Shares to each of them.

Prior Public Offerings

On December 22, 2009, we completed a public offering of 3,100,000 Shares at an issue price of $7.00 per share and received net proceeds of approximately $18.57 million, after deducting the underwriting discount and commissions and offering expenses.

On October 29, 2010, we completed a secondary public offering of 7,000,000 Shares at an issue price of $7.00 per share and received net proceeds of approximately $46.38 million, and on November 23, 2010, we received net proceeds of approximately $2.48 million upon exercise of an over-allotment option of 373,300 Shares, after deducting the underwriting discount and commissions and offering expenses.

Transactions in Prior 60 Days

In connection with the Company’s execution of the merger agreement, ARCH Digital Holdings Ltd., Kingstate Group Limited, Huge Harvest Enterprises Limited, Sinowill Holdings Limited and Trend Focus Limited entered into a settlement agreement amendment dated May 31, 2011, pursuant to which ARCH Digital Holdings Ltd., Kingstate Group Limited, Huge Harvest Enterprises Limited, Sinowill Holdings Limited and Trend Focus Limited agreed to settle (i) certain share transfer obligations relating to 900,000 Shares, (ii) certain share option obligations relating to 2,227,434 Shares and (iii) certain offering share transfer obligations relating to 15,579,157 Shares for a total cash payment to ARCH Digital Holdings Ltd. of $13,717,229. The description of the settlement agreement amendment is qualified in its entirety by reference to the complete text of the settlement agreement amendment, a copy of which was provided as Exhibit G to Amendment No. 7 to the Schedule 13D filed by Capital Ally Investments Limited, GM Investment Company Limited, Golden Meditech Holdings Limited, Sinowill Holdings Limited, Mr. Kuo Zhang, Ms. Nana Gong, Huge Harvest Enterprises Limited, Mr. Dongping Fei, Kingstate Group Limited, Mr. Hengyang Zhou, Trend Focus Limited and Mr. Francis Kwok Cheong Wan with the SEC on June 1, 2011.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY

The following table sets forth information with respect to the beneficial ownership of our Shares, as of the date of this proxy statement, by:

•	each of our directors and executive officers;

•	each of our directors and executive officers as a group; and

•	each person known to us to own beneficially more than 5.0% of our Shares.

	Shares Beneficially Owned(1)(2)
	Number	%
Directors and Executive Officers:

Mr. Kuo Zhang (3)	10,402,157	17.3
Mr. Dongping Fei(4)	3,166,157	5.3
Mr. Kim Chuan (“Jackie”) Leong	—	—
Mr. Clement Kwong	—	—
Mr. Bernard J. Tanenbaum III(5)	*	*
Mr. Hengyang Zhou(6)	2,437,000	4.0
Mr. Francis Kwok Cheong Wan(7)	638,320	1.1
Mr. Michael Marks(8)	*	*
Mr. Alex Fan	—	—
Mr. Andrew Ryan	—	—
Mr. Linzhen Xie	—	—
Mr. Mofang Li	—	—
Mr. Hua Yang	—	—
All directors and executive officers as a group	16,643,634	27.6

Principal Shareholders:
ARCH Digital Holdings Ltd.(9)	15,579,157	25.9
GM Investment Company Limited(10)	15,804,157	26.2
Sinowill Holdings Limited(3)	10,377,157	17.2
Huge Harvest Enterprises Limited(4)	3,141,157	5.2

*	The person beneficially owns less than 1.0% of our outstanding Shares.

(1)
Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities and outstanding share options exercisable within 60 days of this proxy statement.

(2)
The number of the Shares outstanding in calculating the percentages for each listed person includes the Shares underlying options held by such person. Percentage of beneficial ownership of each listed person is based on 60,263,183 Shares outstanding as of the date of this proxy statement, and includes the Shares underlying share options exercisable by such person within 60 days of this proxy statement.

(3)
Includes (a) 9,648,000 Shares held by Sinowill Holdings Limited, a British Virgin Islands company controlled by Mr. Kuo Zhang and wholly owned by Ms. Nana Gong, Mr. Kuo Zhang’s wife; (b) 729,157 Shares held by Capital Ally Investment Limited  and (c) 25,000 Shares issuable to Mr. Kuo Zhang upon exercise of certain share options.  Capital Ally Investment Limited  is 50% owned and controlled by each of (a) GM Investment Company Limited and (b) Style Technology Development Limited. Ms. Nana Gong beneficially owns a 64% equity interest in Style Technology Development Limited through Sinowill Holdings Limited and exercises investment and voting control over the Shares owned by Style Technology Development Limited. Mr. Kuo Zhang is also a director of Capital Ally Investment Limited. Mr. Kuo Zhang’s business address is 21/F, Block D, The Place Tower, No. 9 Guanghua Road, Chaoyang District, Beijing 100020, People’s Republic of China.

(4)
Includes (a) 2,412,000 Shares held by Huge Harvest Enterprises Limited, a British Virgin Islands company wholly owned and controlled by Mr. Dongping Fei; (b) 729,157 Shares held by Capital Ally Investment Limited and (c) 25,000 Shares issuable to Mr. Dongping Fei upon exercise of certain share options. Mr. Dongping Fei is a director of Capital Ally Investment Limited. In addition, Mr. Dongping Fei beneficially owns a 16% equity interest in Style Technology Development Limited through Huge Harvest Enterprises Limited. Mr. Dongping Fei disclaims beneficial ownership of the Shares held by Capital Ally Investment Limited. Mr. Dongping Fei’s business address is 21/F, Block D, The Place Tower, No. 9 Guanghua Road, Chaoyang District, Beijing 100020, People’s Republic of China.

(5)
Includes Shares held by Mr. Bernard J. Tanenbaum III and warrants to purchase Shares held and beneficially owned by Mr. Bernard J. Tanenbaum. Mr. Bernard J. Tanenbaum’s business address is 333 Sandy Springs Circle, Suite 233, Atlanta, Georgia 30328, United States of America.

(6)
Includes (a) 2,412,000 Shares held by Kingstate Group Limited, a British Virgin Islands company wholly owned and controlled by Mr. Hengyang Zhou and (b) 25,000 Shares issuable to Mr. Hengyang Zhou upon exercise of certain share options.  Mr. Hengyang Zhou beneficially owns a 16% interest in Style Technology Development Limited through Kingstate Group Limited. Mr. Hengyang Zhou’s business address is 21/F, Block D, The Place Tower, No. 9 Guanghua Road, Chaoyang District, Beijing 100020, People’s Republic of China.

(7)
Includes (a) 603,000 Shares held by Trend Focus Limited, a British Virgin Islands company wholly owned and controlled by Mr. Francis Kwok Cheong Wan, (b) 9,380 Shares, 100 Class A warrants and 840 Class B redeemable warrants beneficially owned by Mr. Francis Kwok Cheong Wan and (c) 25,000 Shares issuable to Mr. Francis Kwok Cheong Wan upon exercise of certain share options.  Mr. Francis Kwok Cheong Wan beneficially owns a 4% equity interest in Style Technology Development Limited through Trend Focus. Mr. Wan’s business address is 21/F, Block D, The Place Tower, No. 9 Guanghua Road, Chaoyang District, Beijing 100020, People’s Republic of China.

(8)
Includes Shares and class A warrants to purchase Shares held in the name of Gedeon International Limited. Mr. Marks has investment and voting control over these securities. Mr. Marks’ business address is 21/F, Block D, The Place Tower, No. 9 Guanghua Road, Chaoyang District, Beijing 100020, People’s Republic of China.

(9)
Includes 15,579,157 Shares held by ARCH Digital Holdings Ltd. ARCH Digital Holdings Ltd. is a British Virgin Islands company wholly owned and controlled by ARC Capital Holdings Limited, a Cayman Islands company. ARC Capital Holdings Limited is a closed-end fund that is admitted to trading on the AIM market of the London Stock Exchange plc and managed by ARC Capital Partners Limited, a Cayman Islands company co-founded by Clement Kwong. The investment committee of ARC Capital Partners Limited exercises sole voting and investment power over our Shares held by ARCH Digital Holdings Ltd. pursuant to the delegated authority of the board of ARC Capital. The members of the investment committee who make the decisions regarding the voting and investment control of our Shares are Chris Gradel and Allan Liu. The business address for ARCH is 32/F, AIA Central, 1 Connaught Road, Central, Hong Kong.

(10)
Includes (a) 15,075,000 Shares held by GM Investment Company Limited and (b) 729,157 Shares held by Capital Ally Investment Limited. GM Investment Company Limited holds a 50% interest in Capital Ally Investment Limited. GM Investment Company Limited is wholly owned and controlled by Golden Meditech Holdings Limited, a PRC-based public company incorporated in the Cayman Islands. The board of directors of Golden Meditech Holdings Limited which make the decisions regarding the voting and investment control of the shares owned by GM Investment Company Limited are: Kam Yuen, Jin Lu, Zheng Ting, Lu Tian Long, Cao Gang, Gao Zongze and Gu Qiao. The registered address for GM Investment Company Limited is 48/F, Bank of China Tower, 1 Garden Road, Central, Hong Kong.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of material U.S. federal income tax consequences of the exchange of the Shares for cash pursuant to the merger agreement. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, referred to as the “Code”, final and temporary U.S. Treasury Regulations promulgated thereunder, administrative pronouncements, and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis, and to differing interpretation, which may result in tax consequences different from those described below. This discussion is not binding on the U.S. Internal Revenue Service, referred to as the “IRS”, and the IRS may challenge any of the conclusions set forth below and a U.S. court may sustain such a challenge.

This discussion does not address any U.S. federal estate, gift, or other non-income tax, or any state, local, or non-U.S. tax consequences of the merger. This discussion is a summary for general information purposes only and does not consider all aspects of U.S. federal income taxation that may be relevant to particular shareholders in light of their individual investment circumstances or to certain types of shareholders subject to special tax rules, including holders that are (a) banks, financial institutions, or insurance companies; (b) regulated investment companies, mutual funds, or real estate investment trusts; (c) brokers or dealers in securities or currencies or traders in securities that elect to apply a mark-to-market accounting method; (d) tax-exempt organizations; (e) holders that own Shares as part of a straddle, hedge, constructive sale, conversion transaction, or other integrated investment; (f) holders that acquired Shares in connection with the exercise of employee share options or otherwise as compensation for services; (g) U.S. Holders (as defined below) that have a “functional currency” other than dollar; (h) retirement plans, individual retirement accounts, or other tax-deferred accounts; (i) U.S. expatriates; (j) persons subject to alternative minimum tax or (k) U.S. Holders that actually or constructively own 10% or more of our voting stock. This discussion assumes that Shares are held as capital assets, within the meaning of Section 1221 of the Code, at all relevant times. This discussion also does not address the tax consequence to holders of the Shares who exercise their Dissenters’ Rights (as described under “Dissenters’ Rights”).

As used herein, a “U.S. Holder” is any beneficial owner of the Shares that is (a) a citizen or individual resident of the United States for U.S. federal income tax purposes; (b) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust which (i) is subject to the primary jurisdiction of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions, or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership (including any entity classified as a partnership for U.S. federal income tax purposes) is a beneficial owner of the Shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of partnership. Any partner of a partnership holding Shares is urged to consult its own tax advisor.

ALL HOLDERS OF THE SHARES SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER IN LIGHT OF THEIR PARTICULAR SITUATIONS, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S., AND OTHER LAWS.

Consequences of Participation in the Merger

The receipt of cash as consideration in the merger will be a taxable transaction for U.S. federal income tax purposes, and a U.S. Holder who so exchanges Shares for cash will generally recognize gain or loss in an amount equal to the difference between (a) the amount of cash received and (b) such U.S. Holder’s adjusted tax basis in the Shares exchanged therefor. Subject to the discussion under the caption “Passive Foreign Investment Company” below, such recognized gain or loss will generally be capital gain or loss, and will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the Shares exchanged is greater than one year at the effective time of the merger.

Long-term capital gains of non-corporate U.S. Holders are currently subject to U.S. federal income tax at a reduced rate. The ability to use any capital loss to offset other income or gain is subject to certain limitations under the Code. If a U.S. Holder acquired different blocks of the Shares at different times and different prices, such U.S. Holder must determine the adjusted tax basis and holding period separately with respect to each such block of the Shares.

Any gain or loss recognized by U.S. Holders will generally be treated as United States source gain or loss. However, in the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law or gain from the disposition of the Shares is subject to tax in the PRC, you may be eligible to elect to treat such gain as PRC source gain under the income tax treaty between the United States and the PRC (the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion With Respect to Taxes on Income, referred to as the “Treaty”). If we are not eligible for the benefits of the Treaty or you fail to make the election to treat any gain as PRC source, then you may not be able to use the foreign tax credit arising from any PRC tax imposed on the exchange of the Shares pursuant to the merger agreement unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if PRC tax is imposed on gain on a disposition of our Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company

Based on the past composition of our income and valuation of our assets, including goodwill, we believe that we were not a passive foreign investment company, or a “PFIC”, for U.S. federal income tax purposes for our taxable years ended March 31, 2009 and March 31, 2010 respectively, and we do not expect to become one for our current taxable year, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year in which (a) at least 75% of our gross income is passive income or (b) at least 50% of the value of our assets (based on an average of the quarterly values) is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own, directly or indirectly, at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the market value of the Shares, a decrease in the price of the Shares may result in our becoming a PFIC.

If we are a PFIC for the current taxable year or have been a PFIC during any prior year in which a U.S. Holder held Shares and the U.S. Holder has not made a valid “deemed sale” election, mark-to-market election or qualified electing fund election, any gain recognized by a U.S. Holder on the disposition of a Share generally would be allocated ratably over such U.S. Holder’s holding period for the Share. The amount allocated to the taxable year of the disposition and to any year before we became a PFIC would be treated as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that year and the interest charge generally applicable to underpayments of tax would be imposed on the resulting tax attributable to each such year. If a U.S. Holder has made a valid mark-to-market election with respect to its Shares, any gain the U.S. Holder recognizes would be treated as ordinary income and any loss would be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election

If we are a PFIC for the current taxable year or have been a PFIC during any prior year in which a U.S. Holder held Shares, a U.S. Holder generally would be required to file IRS Form 8621 with respect to the disposition of the Shares. The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the applicable consequences of the merger to it if we are a PFIC or have been a PFIC during any prior year in which a U.S. Holder held Shares.

Information Reporting and Backup Withholding

A U.S. Holder may be subject, under certain circumstances, to information reporting and backup withholding with respect to the amount of cash received in the merger. Under the backup withholding rules, a U.S. Holder may be subject to backup withholding unless the U.S. Holder is an exempt recipient and, when required, demonstrates this fact or provides a taxpayer identification number, makes certain certifications on IRS Form W-9, and otherwise complies with the applicable requirements. A U.S. Holder that does not provide its correct taxpayer identification number may also be subject to penalties imposed by the IRS.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. Holder’s U.S. federal income tax liability, if any, provided that the required procedures are followed. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

MATERIAL PRC INCOME TAX CONSEQUENCES

Under the EIT Law, which took effect on January 1, 2008, enterprises established outside of China whose “de facto management bodies” are located in the PRC are considered “resident enterprises”, and thus will generally be subject to the enterprise income tax at the rate of 25% on their global income. On December 6, 2007, the State Council adopted the Regulation on the Implementation of PRC Enterprise Income Tax Law, effective as of January 1, 2008, which defines the “de facto management body” as an establishment that has substantial management and control over the business, personnel, accounts and properties of an enterprise. Under the EIT Law and its implementation regulations, PRC income tax at the rate of 10% is applicable to any gain recognized on receipt of cash by a “non-resident enterprise” from transfer of its equity in a PRC resident enterprise, provided that the “non-resident entherprise” (i) does not have an establishment or place of business in the PRC or (ii) has an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business, to the extent such gain is derived from sources within the PRC. Although there has not been a definitive determination of the Company’s status by the PRC tax authorities, the Company does not believe that it should be considered a resident enterprise under the EIT Law or that the gain recognized on the receipt of cash for our Shares should otherwise be subject to PRC tax to holders of such shares that are not PRC residents. In addition, under the Circular on Strengthening the Administration of Enterprises Income Tax on Non-resident Enterprises’ Equity Transfer Income (“Circular 698”, Guo Shui Han [2009] No. 698), issued by the State Administration of Taxation, which became effective as of January 1, 2008, if any non-resident enterprise transfers equity of a PRC resident enterprise, the non-resident enterprise may be subject to a 10% PRC income tax on the gain from such equity transfer; provided, however, that any purchase or sale of equity through the open market will not be subject to such taxation. Where the non-resident enterprise indirectly holds and transfers equity of a PRC resident enterprise held through an offshore holding company, which was established in a jurisdiction with either (a) an actual rate of tax of less than 12.5%; or (b) a tax exemption for the income arising out of the disposition, the non-resident enterprise shall be required to file with the relevant taxation authorities certain information about the transfer. Where any such taxation authorities, upon review and examination of the documents submitted by the non-resident enterprise, deem such offshore holding company to be a vehicle incorporated for the purpose of tax evasion, they have the power to re-classify the offshore share transfer transaction, deny the existence of the offshore holding company and impose a 10% income tax on the gain from such offshore share transfer after an examination by the State Administration of Taxation. Although there has not been a definitive determination on whether a purchase or sale of a public company’s shares would be subject to Circular 698, the Company does not believe that the gain recognized on the receipt of cash for its Shares pursuant to the merger by its shareholders who are not PRC residents should be subject to Circular 698. If, however, the PRC tax authorities were to determine that the Company should be considered a resident enterprise or that the receipt of cash for its Shares should otherwise be subject to PRC tax, then any gain recognized on the receipt of cash for its Shares pursuant to the merger by its shareholders who are not PRC residents could be treated as PRC-source income that would be subject to PRC income tax at a rate of 10%. You should consult your own tax advisor for a full understanding of the tax consequences of the merger to you, including any PRC tax consequences.

MATERIAL CAYMAN ISLANDS TAX CONSEQUENCES

The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will payable (either by direct assessment or withholding) to the government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the merger or the receipt of cash for our Shares under the terms of the merger. This is subject to the qualification that (a) Cayman Islands stamp duty may be payable if any original transaction documents are brought to or executed in the Cayman Islands; and (b) registration fees will be payable to the Registrar of Companies to register the plan of merger.

FUTURE SHAREHOLDER PROPOSALS

If the merger is completed, we will not have public shareholders and there will be no public participants in any future shareholders’ meeting. However, if the merger is not completed, an annual general meeting is expected to be held in March 2012.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this proxy statement, the documents attached hereto and the documents incorporated by reference in this proxy statement are forward-looking statements based on estimates and assumptions. These include statements as to such things as our financial condition, results of operations, plans, objectives, future performance and business, as well as forward-looking statements relating to the merger. Such forward-looking statements are based on facts and conditions as they exist at the time such statements are made. Forward-looking statements are also based on current expectations, estimates and projections about our business and the merger, the accurate prediction of which may be difficult and involve the assessment of events beyond our control. The forward-looking statements are further based on assumptions made by management. Forward-looking statements can be identified by forward-looking language, including words such as “believes,” “anticipates,” “expects,” “estimates,” “intends,” “may,” “plans,” “predicts,” “projects,” “will,” “would” and similar expressions, or the negative of these words. These statements are not guarantees of the underlying expectations or future performance and involve risks and uncertainties that are difficult to predict. Readers of this proxy statement are cautioned to consider these risks and uncertainties and not to place undue reliance on any forward-looking statements.

The following factors, among others, could cause actual results or matters related to the merger to differ materially from what is expressed or forecasted in the forward-looking statements:

•	the satisfaction of the conditions to completion of the merger, including the approval of the merger agreement by our shareholders;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement;

•
debt financing may not be funded on at the effective time of the merger because of the failure of Parent to meet the closing conditions or for other reasons, which may result in the merger not being completed promptly or at all;

•	the effect of the announcement or pendency of the merger on our business relationships, operating results and business generally;

•	the risk that the merger may not be completed in a timely manner or at all, which may adversely affect our business and the prices of our Shares;

•	the potential adverse effect on our business, properties and operations because of certain covenants we agreed to in the merger agreement;

•	diversion of our management’s attention from our ongoing business operations;

•	the amount of the costs, fees, expenses and charges related to the merger and the actual terms of the financings that will be obtained for the merger;

•	the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against us and others relating to the merger; and

•
other risks detailed in our filings with the SEC, including the information set forth under the caption “Item 3D. Risk Factors” in our Annual Report on Form 20−F for the year ended March 31, 2010. Please see “Where You Can Find More Information” beginning on page 106 for additional information.

Furthermore, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations, dividends or investments made by the parties. We believe that the assumptions on which our forward-looking statements are based are reasonable. However, many of the factors that will determine our future results are beyond our ability to control or predict and we cannot guarantee any future results, levels of activity, performance or achievements. We cannot assure you that the actual results or developments we anticipate will be realized or, if realized, that they will have the expected effects on our business or operations. In light of the significant uncertainties inherent in the forward-looking statements, readers should not place undue reliance on forward-looking statements, which speak only as of the date on which the statements were made and it should not be assumed that the statements remain accurate as of any future date. All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Further, forward-looking statements speak only as of the date they are made and, except as required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect future events or circumstances.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Exchange Act applicable to foreign private issuers and we file our annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s Public Reference Room at 100 F Street NE, Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The information we file or furnish is also available free of charge on the SEC’s website at http://www.sec.gov.

You also may obtain free copies of the documents the Company files with the SEC by going to the “Investor Relations” section of our website at http://www.funtalk.com.cn. Our website address is provided as an inactive textual reference only. The information provided on our website is not part of this proxy statement, and therefore is not incorporated by reference.

Because the merger is a “going private” transaction, the Company and the Buyer Filing Persons have filed with the SEC a Transaction Statement on Schedule 13E-3 with respect to the merger. The Schedule 13E-3, including any amendments and exhibits filed or incorporated by reference therein, is available for inspection as set forth above. The Schedule 13E-3 will be amended to report promptly any material changes in the information set forth in the most recent Schedule 13E-3 filed with the SEC.

Statements contained in this proxy statement regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document attached as an exhibit hereto. The SEC allows us to “incorporate by reference” information into this proxy statement. This means that we can disclose important information by referring to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this proxy statement. This proxy statement and the information that we later file with the SEC may update and supersede the information incorporated by reference. Similarly, the information that we later file with the SEC may update and supersede the information in this proxy statement. The Company’s annual report on Form 20-F filed with the SEC on July 9, 2010 is incorporated herein by reference. The Company’s reports on Form 6-K furnished to the SEC since July 9, 2010, including, without limitation, the reports on Form 6-K furnished to the SEC on July 20, 2010, September 2, 2010, September 29, 2010, October 15, 2010, October 22, 2010, October 25, 2010, October 26, 2010, October 29, 2010, December 2, 2010 (multiple reports on 6-K), March 16, 2011 (multiple reports on 6-K), March 25, 2011, March 31, 2011 (multiple reports on 6-K), April 4, 2011, April 13, 2011 and May 31, 2011 are incorporated herein by reference.

We undertake to provide you without charge to each person to whom a copy of this proxy statement has been delivered, upon request, by first class mail or other equally prompt means, within one business day of receipt of the request, a copy of any or all of the documents incorporated by reference into this proxy statement, other than the exhibits to these documents, unless the exhibits are specifically incorporated by reference into the information that this proxy statement incorporates.

Requests for copies of our filings should be directed to our proxy solicitor, Okapi Partners LLC, at the address and phone numbers provided in this proxy statement.

THIS PROXY STATEMENT DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT TO VOTE YOUR SHARES AT THE EXTRAORDINARY GENERAL MEETING. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT.

THIS PROXY STATEMENT IS DATED _________________, 2011 . YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

ANNEX A: Agreement and Plan of Merger

AGREEMENT AND PLAN OF MERGER

dated as of May 31, 2011

among

Fortress Group Limited,

Fortress Merger Sub Limited

and

Funtalk China Holdings Limited

A-i

A-ii

A-iii

Glossary of Defined Terms

Defined Terms	Defined on Page

Acquisition Proposal	55
Affiliate	55
Alternative Acquisition Agreement	37
Articles of Association	2
Audit Date	9
Bankruptcy and Equity Exception	11
beneficial ownership	55
beneficially own	55
business day	56
Buyer Group Parties	29
Capitalization Date	10
Cayman Companies Law	1
Cayman Plan of Merger	2
Certificate s	6
Change of Recommendation	37
Claim	40
Closing	2
Closing Date	2
Company	1
Company Agreements	14
Company Benefit Plans	16
Company Board	1
Company Board Recommendation	37
Company Disclosure Schedule	9
Company Financial Advisor	23
Company Option	5
Company Option Plan	5
Company Permits	16
Company Related Party	56
Company SEC Reports	11
Company Shareholders Meeting	38
Company Unit Option	5
Company Warrant	5
Confidentiality Agreement	34
Consortium	56
Consortium Agreement	56
Consortium Shares	3
Contract	14
Dispute	53
Dissenters Shares	7
Effective Time	2
Employees	17
Environmental Laws	17

A-iv

Equity Financing	26
Equity Provider	26
Exchange Act	11
Exchange Agent	5
Exchange Fund	6
Expenses	42
FCPA	16
GAAP	12
Governmental Antitrust Entity	39
Governmental Entity	14
Guarantor	1
Hazardous Material	18
HKIAC	53
HKIAC Rules	53
Indemnified Parties	40
Independent Committee	1
Intellectual Property	21
know	56
knowledge	56
Law	56
Leased Real Property	15
Lien	10
Limited Guaranty	1
Management Shareholders	25
Material Adverse Effect	56
Material Contracts	20
Maximum Premium	41
Merger	1
Merger Consideration	3
Merger Sub	1
Merger Sub Board	25
Minimum Equity Amount	26
Owned Real Property	15
Parent	1
Parent Board	25
Parent Disclosure Schedule	24
Parent Related Party	57
Parent Termination Fee	49
Permitted Liens	57
Person	58
PRC	58
PRC Anti-Bribery Laws	16
PRC Subsidiaries	22
Proxy Statement	14
RCA	5
Real Property Leases	15

A-v

Release	18
Remedial Action	18
Representative	37
Required Company Vote	11
Schedule 13E-3	12
SEC	9
Share	3
Shares	3
Subscription Agreement	26
Subsidiary	58
Superior Proposal	58
Surviving Corporation	1
Takeover Statute	23
Tax Returns	19
Taxes	19
Termination Date	45
Termination Fee	48
Uncertificated Shares	6
Unvested Company Option	5
Vested Company Option	5
VIE	58
VIE Contracts	58
WFOE	59
Wholly Owned Subsidiaries	10

A-vi

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of May 31, 2011 is by and among Fortress Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Fortress Merger Sub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly owned Subsidiary of Parent (“Merger Sub”), and Funtalk China Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”).  Certain capitalized terms used in this Agreement are used as defined in Section 9.11.

WHEREAS, the respective Boards of Directors of Parent and Merger Sub have approved the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger upon the terms and subject to the conditions set forth in this Agreement and becoming a direct wholly owned Subsidiary of Parent as a result of the Merger, and have approved the execution, delivery and performance by Parent and Merger Sub, as the case may be, of this Agreement and the consummation of the Merger and the other transactions contemplated hereby;

WHEREAS, the Board of Directors of the Company (the “Company Board”), acting upon the unanimous recommendation of an independent committee of the Company Board (the “Independent Committee”), has (i) determined that it is in the best interests of the Company and its shareholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance by the Company of this Agreement and consummation of the transactions contemplated hereby, including the Merger and (iii) resolved to recommend the approval of this Agreement by the shareholders of the Company;

WHEREAS, concurrently with the execution of this Agreement, as a condition and inducement to the Company’s willingness to enter into this Agreement, each member of the Consortium, ARC Capital Partners Limited, Golden Meditech Holdings Limited, Kuo Zhang, Dongping Fei, Hengyang Zhou, Francis Kwok Cheong Wan and PAG Asia I LP (each member of the Consortium and PAG Asia I LP, a “Guarantor” and collectively, the “Guarantors”) is entering into a limited guaranty in favor of the Company (each, a “Limited Guaranty” and collectively, the “Limited Guaranties”) to guarantee the due and punctual performance and discharge of certain obligations of Parent and Merger Sub under this Agreement; and

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the Company, Parent and Merger Sub hereby agree as follows:

ARTICLE I

THE MERGER

SECTION 1.1 The Merger.  At the Effective Time, upon the terms and subject to the conditions of this Agreement and in accordance with the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the “Cayman Companies Law”), Merger Sub shall be merged with and into the Company.  Following the Merger, the Company shall continue as the surviving corporation (the “Surviving Corporation”) and the separate corporate existence of Merger Sub shall cease.

SECTION 1.2 Effective Time.  Subject to the provisions of this Agreement, Parent, Merger Sub and the Company shall execute a plan of merger (the “Cayman Plan of Merger”) in the form contained in Appendix 1 hereto and the parties hereto shall file the Cayman Plan of Merger and other documents required to effect the Merger pursuant to the Cayman Companies Law with the Registrar of Companies of the Cayman Islands as provided in Section 233 of the Cayman Companies Law on the Closing Date.  The Merger shall become effective upon such filing or at such time thereafter within 90 days of the date of registration of the Cayman Plan of Merger by the Registrar of Companies of the Cayman Islands as the parties shall agree, acting in their sole discretion, and as shall be provided in the Cayman Plan of Merger in accordance with the Cayman Companies Law (the “Effective Time”).

SECTION 1.3 Closing of the Merger.  Unless otherwise mutually agreed in writing between the Company, Merger Sub and Parent, the closing of the Merger (the “Closing”) will take place at 10:00 a.m. (Hong Kong time), on the second business day immediately after satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing) unless another date or time is agreed in writing by Parent and the Company (such date being the “Closing Date”), at the offices of Cleary Gottlieb Steen & Hamilton (Hong Kong), Bank of China Tower, 39th Floor, One Garden Road, Hong Kong or another place agreed in writing by Parent and the Company.

SECTION 1.4 Effects of the Merger.  The Merger shall have the effects specified in the Cayman Companies Law.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Corporation shall succeed to and assume all the rights, property of every description, including choses in action, and the business, undertaking, goodwill benefits, immunities and privileges, mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities of Merger Sub and the Company in accordance with the Cayman Companies Law.

SECTION 1.5 Memorandum and Articles of Association.  At the Effective Time, the memorandum of association and articles of association of Merger Sub then in effect shall be the memorandum of association and articles of association (“Articles of Association”) of the Surviving Corporation (except that, at the Effective Time, Article I of the memorandum of association shall be amended to read as follows: “The name of the corporation is Funtalk China Holdings Limited”, the Articles of Association shall refer to the name of the Surviving Corporation as “Funtalk China Holdings Limited” and Article II of the memorandum of association shall be amended to read as follows: “The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY 1-1104, Cayman Islands, or at such other place in the Cayman Islands as the directors may decide”), in each case, until thereafter changed or amended as provided therein or by applicable Law.

SECTION 1.6 Directors.  The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, each to hold office in accordance with the Articles of Association until their respective death, resignation, or removal or until their respective successors are duly elected and qualified.

SECTION 1.7 Officers.  The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each to hold office in accordance with the Articles of Association until successors are duly elected or appointed and qualified.

ARTICLE II

CONVERSION OF SECURITIES

SECTION 2.1 Conversion of Securities.  At the Effective Time, by virtue of the Merger and without any action on the part of any of the parties hereto or any other shareholders of the Company:

(a)  Securities of Merger Sub.  Each ordinary share, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable ordinary share, par value $0.001 per share, of the Surviving Corporation.  Such ordinary shares shall be the only issued and outstanding share capital of the Surviving Corporation.

(b)  Merger Consideration.  Each ordinary share, par value $0.001 per share, of the Company issued and outstanding immediately prior to the Effective Time (individually, a “Share” and collectively, the “Shares”) (other than Shares to be cancelled in accordance with Section 2.1(c) and any Dissenters Shares), shall be cancelled in exchange for the right to receive an amount in cash equal to $7.20 per Share without interest (the “Merger Consideration”). As of the Effective Time, all of the Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist and the register of members of the Company will be amended accordingly.  Each Share (other than Shares to be cancelled in accordance with Section 2.1(c) and any Dissenters Shares) shall thereafter represent only the right to receive the Merger Consideration without interest, and any Dissenters Shares shall thereafter represent only the right to receive the applicable payments due and owing as referred to in Section 2.6.

(c)  Cancellation of Shares.  Each Share issued and outstanding immediately prior to the Effective Time that is beneficially owned (as determined pursuant to Rule 13d-3 under the Exchange Act) by (i) Parent, Merger Sub or any member of the Consortium (collectively, the “Consortium Shares”) or (ii) any direct or indirect wholly owned Subsidiary of the Company shall, by virtue of the Merger and without any action on the part of its holder, automatically be cancelled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.

(d)  Untraceable and Dissenting Shareholders.  Remittances for the Merger Consideration shall not be sent to shareholders who are untraceable unless and until, except as provided below, they notify the Exchange Agent of their current contact details prior to the Effective Time.  A Company shareholder will be deemed to be untraceable if (i) he has no registered address in the register of members (or branch register) maintained by the Company or, (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such shareholder either (A) has been sent to such shareholder and has been returned undelivered or has not been cashed or, (B) has not been sent to such shareholder because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or (iii) notice of the Company Shareholders Meeting has been sent to such shareholder and has been returned undelivered.  In the event that monies due to holders of Dissenters Shares and shareholders of the Company who are untraceable exceed $2,000,000, such monies and any monies which are returned shall be held by the Surviving Corporation in a separate bank account for the benefit of holders of Dissenters Shares and shareholders of the Company who are untraceable.  Monies unclaimed after a period of seven years from the date of the notice of the Company Shareholders Meeting shall be forfeited and shall revert to the Surviving Corporation. It is acknowledged that holders of Dissenters Shares and shareholders of the Company who are untraceable who, after the Effective Time, wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised by the Exchange Agent, Parent or Merger Sub, as applicable, to contact the Surviving Corporation

(e)  Certain Adjustments. Notwithstanding any provision of this Article II to the contrary, if between the date of this Agreement and the Effective Time the outstanding Shares or securities convertible into or exchangeable or exercisable for Shares shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction, the Merger Consideration shall be appropriately adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction.

SECTION 2.2 Treatment of Company Options, Company Warrants and Company Unit Options.  (a)  As soon as practicable following the date of this Agreement, the Company (or, as applicable, the Company Board or the Compensation Committee of the Company Board) shall take such action as may be reasonably necessary (including using its reasonable efforts to obtain any applicable consents and/or amendments) to effect the following provisions of this Section 2.2. The Company shall take all actions reasonably necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to issue Shares, other share capital of the Company or the Surviving Corporation or any other consideration (other than as required by this Section 2.2) to any Person pursuant to or in settlement of Company Options, Company Warrants or Company Unit Options.

(b)  As of the Effective Time, each option to purchase Shares (a “Company Option”) pursuant to the Company’s 2010 Share Incentive Plan (the “Company Option Plan”) that is then outstanding, vested and unexercised (a “Vested Company Option”) shall be cancelled and converted into the right to receive as soon as reasonably practicable after the Effective Time, a cash amount equal to (i) the total number of Shares subject to such Vested Company Option immediately prior to the Effective Time multiplied by (ii) the excess, if any, of (x) the Merger Consideration over (y) the exercise price payable per Share issuable under such Vested Company Option. As of the Effective Time, each Company Option that is then outstanding and unvested (an “Unvested Company Option”) shall be cancelled and converted into the right to receive as soon as reasonably practicable after the Effective Time, a restricted cash award (“RCA”) in an amount equal to (i) the total number of Shares subject to such Unvested Company Option immediately prior to the Effective Time multiplied by (ii) the excess, if any, of (x) the Merger Consideration over (y) the exercise price payable per Share issuable under such Unvested Company Option. RCAs shall be subject to the same vesting conditions and vesting schedules applicable to the Unvested Company Options without giving effect to the transactions contemplated herein and unvested RCAs are not transferable by means of sale, assignment, exchange, pledge or otherwise; provided, however, that the RCAs shall automatically become fully vested, exercisable and payable and be released from any restrictions on transfer (other than transfer restrictions applicable to Company Options) and repurchase or forfeiture rights, immediately upon termination of its holder’s employment or service with the Surviving Corporation or its Affiliate to which such holder provides services as an employee, consultant or director within twelve (12) months of the Effective Time without cause, unless provided otherwise in an applicable agreement in respect of the RCAs.  On the date, and to the extent, that the Unvested Company Options would have become vested without giving effect to the transactions contemplated herein, such corresponding portion of the RCAs shall be converted into US dollars and will be delivered to the holder of such RCAs, net of any applicable withholding taxes, as soon as practicable thereafter.  The holder of the RCAs is personally responsible for the proper reporting and payment of all taxes related to the distribution.

(c)  As of the Effective Time, each warrant to purchase Shares (a “Company Warrant”) that is then outstanding and unexercised shall be cancelled and converted into the right to receive as soon as reasonably practicable after the Effective Time, a cash amount equal to (i) the total number of Shares subject to such Company Warrant immediately prior to the Effective Time multiplied by (ii) the excess, if any, of (x) the Merger Consideration over (y) the exercise price payable per Share issuable under such Company Warrant.

(d)  As of the Effective Time, each unit purchase option to purchase Shares and Company Warrants (a “Company Unit Option”) that is then outstanding and unexercised shall be cancelled and converted into the right to receive as soon as reasonably practicable after the Effective Time, a cash amount equal to the excess, if any, of (i)(x) the Merger Consideration plus (y) (A) the number of Shares subject to Company Warrants issuable under such Company Unit Option multiplied by (B) the excess if any, of the Merger Consideration over the exercise price payable per Share issuable under such Company Warrants over (ii) the exercise price payable upon the exercise of such Company Unit Option.

(e)  As provided herein, unless otherwise determined by Parent, the Company Option Plan shall terminate as of the Effective Time.

SECTION 2.3 Exchange Fund. (a)     Prior to the Effective Time, Parent shall appoint a commercial bank or trust company, with the Company’s prior approval (such approval not to be unreasonably withheld), to act as exchange agent hereunder for the purpose of cancelling the Shares in exchange for the Merger Consideration (the “Exchange Agent”).

(b)  At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of Shares, Vested  Company Options, Company Warrants and Company Unit Options, an amount in cash sufficient to make payments under Section 2.1(b), Section 2.2 and Section 2.6 (in the case of payments under Section 2.6, an amount equal to the number of Dissenters Shares multiplied by the Merger Consideration).  Any cash deposited with the Exchange Agent pursuant to this Section 2.3(b) shall hereinafter be referred to as the “Exchange Fund.”  Any amounts in the Exchange Fund in excess of the aggregate amounts payable under Article II shall be returned to Parent in accordance with Section 2.7.

SECTION 2.4 Exchange Procedures.  Promptly after  the Effective Time (and in any event within five business days thereafter), the Surviving Corporation shall cause the Exchange Agent to mail to each registered holder of Shares (other than holders of Consortium Shares or Dissenters Shares) (i) a form of letter of transmittal (which shall specify how the delivery of the Merger Consideration to the registered holders of the Shares shall be effected); and (ii) instructions for effecting the surrender of any and all share certificates which have been issued representing Shares (the “Certificates”) in exchange for the applicable Merger Consideration.  Upon surrender of a Certificate (or declaration of loss or non-receipt and, if applicable, indemnity in the required form and in compliance with Section 2.10) to the Exchange Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, each holder of such Certificate and each registered holder of Shares not represented by a Certificate (“Uncertificated Shares”) shall be entitled to receive in exchange therefor the Merger Consideration, without interest, for each Share formerly represented by such Certificate or Uncertificated Share, and the Certificate so surrendered shall forthwith be cancelled.  If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition of payment that (A) the Certificate so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and (B) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate surrendered and shall have established to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable.  Until surrendered as contemplated by this Section 2.4, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Article II, without interest.

SECTION 2.5 Transfer Books; No Further Ownership Rights.  The Merger Consideration paid in respect of the Shares upon the surrender for exchange of Certificates or for Uncertificated Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares previously represented by such Certificates or Uncertificated Shares, and at the Effective Time, the register of members of the Company shall be closed and thereafter there shall be no further registration of transfers on the register of members of the Surviving Corporation of Shares that were outstanding immediately prior to the Effective Time.  From and after the Effective Time, the holders of Certificates or Uncertificated Shares that evidenced ownership of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable Law.  Subject to the last sentence of Section 2.6, if, at any time after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article II.

SECTION 2.6 Dissenting Shares.  No Person who has validly exercised such Person’s appraisal rights pursuant to Section 238 of the Cayman Companies Law shall be entitled to receive the Merger Consideration with respect to the Shares owned by such Person (“Dissenters Shares”) unless and until such Person shall have effectively withdrawn or lost such Person’s appraisal rights under the Cayman Companies Law.  If a holder of Dissenters Shares effectively withdraws its demand for, or loses its rights to, appraisal rights pursuant to Section 238 of the Cayman Companies Law with respect to any Dissenters Shares, such Shares shall cease to be Dissenters Shares.  Each Dissenters Share shall be entitled to receive only the payment resulting from the procedure in Section 238 of the Cayman Companies Law.  The Company shall promptly give Parent (i) copies of notices of objection, notices of dissent, any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company relating to Company shareholders’ rights of appraisal and (ii) the opportunity to direct or approve all offers, negotiations and proceedings with respect to demand for appraisal under the Cayman Companies Law.  The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

SECTION 2.7 Termination of Exchange Fund.  Any portion of the Exchange Fund (including any income or proceeds thereof or of any investments thereof) which remains undistributed to the holders of Shares (other than the Consortium Shares and the Dissenters Shares) for nine months after the Effective Time shall be delivered to the Surviving Corporation on the instruction of the Surviving Corporation, and any holder of Shares (other than the Consortium Shares and the Dissenters Shares) who has not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation and Parent (subject to this Agreement and abandoned property, escheat and similar laws) for the Merger Consideration exchangeable for such Shares to which such holder is entitled, without any interest on any portion thereof.  Any such portion of the Exchange Fund remaining unclaimed by such holders of Shares at such time as time at which amounts would otherwise escheat to or become property of any Governmental Entity shall, to the extent permitted by Law, become the property of the Surviving Corporation or its designee, free and clear of any claims or interest of any Person previously entitled thereto.

SECTION 2.8 No Liability.  None of Parent, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

SECTION 2.9 Investment of the Exchange Funds.  The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent on a daily basis; provided that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-l or P-I or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of investment. Any interest and other income resulting from such investments shall become a part of the Exchange Fund, and any amounts in excess of the aggregate amounts payable under Section 2.1(b), Section 2.2 and Section 2.6 (in the case of payments under Section 2.6, an amount equal to the number of Dissenters Shares multiplied by the Merger Consideration) shall be returned to the Surviving Corporation in accordance with Section 2.7. To the extent that there are any losses with respect to any such investments, or the Exchange Fund diminishes for any reason below the level required for the Exchange Agent to make prompt cash payment under Section 2.1(b), Section 2.2 and Section 2.6 (in the case of payments under Section 2.6, an amount equal to the number of Dissenters Shares multiplied by the Merger Consideration), Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to make such payments under Section 2.1(b), Section 2.2 and Section 2.6 (in the case of payments under Section 2.6, an amount equal to the number of Dissenters Shares multiplied by the Merger Consideration).

SECTION 2.10 Lost, Stolen or Destroyed Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit or declaration of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation or by the Exchange Agent, an indemnity or the posting by such Person of a bond in such reasonable amount as the Surviving Corporation or the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect to the Shares formerly represented thereby pursuant to this Agreement.

SECTION 2.11 Withholding Rights.  Each of the Surviving Corporation, Parent and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it reasonably determines is required to deduct and withhold with respect to the making of such payment under any provision of U.S. federal, state, local or foreign Tax Law.  To the extent that amounts are so withheld and paid over to the appropriate Government Authority by the Surviving Corporation, Parent or Exchange Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect to which such deduction and withholding was made by the Surviving Corporation or Parent, as the case may be.

SECTION 2.12 Agreement of Fair Value.  Parent, Merger Sub and the Company respectively agree that the Merger Consideration represents the fair value of the Shares for the purposes of Section 238(8) of the Cayman Companies Law.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as (A) disclosed in the Company SEC Reports filed with, or furnished to, the Securities and Exchange Commission (the “SEC”) on or after March 31, 2010 (the “Audit Date”) and prior to the date hereof (other than disclosures in such Company SEC Reports contained in the “Risk Factors” and “Forward-Looking Statements” sections thereof or any other disclosures of risks or uncertainties in the Company SEC Reports which are cautionary, predictive or forward-looking in nature) or (B) set forth in the section of the disclosure schedule delivered to Parent by the Company on the date hereof (the “Company Disclosure Schedule ”) that specifically relates to a specified section or subsection of this Article III or any other section or subsection of this Agreement to the extent that it is reasonably apparent that such information is relevant to such other section or subsection, the Company hereby represents and warrants to Parent and Merger Sub that:

SECTION 3.1 Organization and Qualification; Subsidiaries. (a)  The Company and each of its Subsidiaries is a corporation or legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its incorporation and has all requisite corporate, partnership or similar power and authority to own, lease and operate its properties and to carry on its businesses as now conducted and proposed by the Company to be conducted. The Company and each of its Subsidiaries is duly qualified or licensed and in good standing (with respect to jurisdictions that recognize the concept of good standing) to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)  Section 3.1 of the Company Disclosure Schedule sets forth a list of (i) all Subsidiaries of the Company and (ii) the Company’s interest in any Person which is not a Subsidiary, including any Person in which the Company has a non-controlling equity interest. Except as listed in Section 3.1 of the Company Disclosure Schedule, the Company does not own, directly or indirectly, beneficially or of record, any shares of capital stock or other security of any other entity or any other investment in any other entity.

(c)  Accurate and complete copies of the memorandum and articles of association of the Company, as in effect as of the date of this Agreement, have been publicly filed by the Company as part of the Company SEC Reports.

SECTION 3.2 Capitalization of the Company and Its Subsidiaries.  (a)  The authorized share capital of the Company consists of 1,000,000,000 Shares of par value of US$0.001. As of May 12, 2011 (the “Capitalization Date”), (i) 60,263,183 Shares were issued and outstanding; (ii) 3,000,585 Shares were reserved for issuance upon exercise of the Company Warrants; (iii) 1,082,909 Shares were reserved for issuance upon exercise of the Company Options and (iv) 778,800 Shares were reserved for issuance upon exercise of the Company Unit Options (including Company Warrants issuable upon the exercise of such Company Unit Options).  From the Capitalization Date through the date of this Agreement, no options, warrants or other rights to purchase Shares have been issued or granted and no Shares have been issued.  All the outstanding Shares are, and the Shares issuable upon the exercise of outstanding Company Options and Company Warrants will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable. Except as set forth above and except for the transactions contemplated by this Agreement (1) there is no share capital of the Company authorized, issued or outstanding, (2) there are no authorized or outstanding options, warrants, calls, preemptive rights, subscriptions or other rights, agreements, arrangements or commitments of any character (whether or not conditional) relating to the issued or unissued share capital of the Company or any of its Subsidiaries, obligating the Company or any of its Subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any share capital or other equity interest in the Company of any of its Subsidiaries or securities convertible into or exchangeable or exercisable for such share capital or equity interests, or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, preemptive right, subscription or other right, agreement, arrangement or commitment, and (3) there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Shares or other share capital of the Company or any of its Subsidiaries, or to make any payments based on the market price or value of shares or other share capital of the Company or its Subsidiaries, or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Subsidiary or any other entity other than loans to Subsidiaries in the ordinary course of business.  The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exchangeable or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(b)  All of the outstanding share capital of the Company’s wholly owned Subsidiaries (“Wholly Owned Subsidiaries”) has been duly authorized, and validly issued, and is fully paid and nonassessable and owned by the Company, directly or indirectly, free and clear of any Lien (as hereinafter defined) or any other limitation or restriction (including any restriction on the right to vote or sell the same, except as may be provided as a matter of Law), and there are no irrevocable proxies with respect to such share capital. The outstanding share capital of the Company’s Subsidiaries that are not Wholly Owned Subsidiaries (other than VIE and its Subsidiaries) has been duly authorized, and validly issued, and is fully paid and nonassessable and owned by the Company, directly or indirectly, free and clear of any Lien (other than Permitted Liens) or any other limitation (except as may exist as a matter of Law). For purposes of this Agreement, “Lien” means, with respect to any asset (including, without limitation, any security) any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset. All of the outstanding share capital of VIE and each of its Subsidiaries has been duly authorized, and validly issued, and is fully paid and nonassessable and owned by Mr. Dongping Fei and Mr. Zhikuan Guan, directly or indirectly, free and clear of any Lien, except for the equity pledge described in the Equity Pledge Agreements.

(c)  Each Company Option (i) was granted in compliance with all applicable Laws in all material respects and all of the terms and conditions of the Company Option Plan, (ii) has an exercise price per Share equal to or greater than the fair market value of a Share on the date of such grant, and (iii) has a grant date identical to the date on which the Company Board or the Compensation Committee of the Company Board actually awarded such Company Option.

SECTION 3.3 Authority Relative to This Agreement.  (a)  The Company has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, subject only to approval of this Agreement and the consummation of the transactions contemplated hereby by the Required Company Vote.  The Company Board, acting upon the unanimous recommendation of  the Independent Committee, has (i) by resolution approved, and declared advisable, the Merger, this Agreement and the other transactions contemplated hereby; (ii) determined that such transactions are advisable and fair to, and in the best interests of, the Company and its shareholders; and (iii) resolved to recommend that the shareholders of the Company approve and adopt this Agreement.  No other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than, with respect to the Merger, the Required Company Vote (as hereinafter defined).  This Agreement has been duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a valid, legal and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b)  The Company Board, acting upon the unanimous recommendation of the Independent Committee, has directed that this Agreement be submitted to the shareholders of the Company for their approval at a meeting to be held for that purpose.  The only vote of the holders of any class or series of share capital of the Company necessary to approve this Agreement and the transactions contemplated hereby, including the Merger, is the affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at the Company Shareholders Meeting (the “Required Company Vote”).

SECTION 3.4 SEC Reports; Financial Statements.  (a) The Company has timely filed or furnished, as applicable, all required forms, reports and documents with the SEC since September 15, 2008 (collectively, the “Company SEC Reports”), each of which has complied in all material respects with all applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each as in effect on the dates such forms, reports and documents were filed.  No Subsidiary of the Company has filed or furnished, or is required to file or furnish, any form, report or other document with the SEC.  As of their respective dates (or, to the extent amended or supplemented prior to the date hereof, as of the date of such amendment or supplement), the Company SEC Reports did not contain, when filed or furnished, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)  The audited and unaudited consolidated financial statements of the Company included (or incorporated by reference) in the Company SEC Reports complied, or in the case of Company SEC Reports filed after the date of this Agreement, will comply, as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto as in effect at the time of filing and fairly present, or in the case of Company SEC Reports filed after the date of this Agreement, will fairly present,  in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and changes in shareholders’ equity for the periods then ended (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments that are not material in the aggregate and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements).  Such financial statements have been prepared in accordance with U.S. generally accepted accounting principles applied on a consistent basis (“GAAP”), except as specifically indicated in the notes thereto and subject, in the case of the unaudited financial statements, to the absence of footnotes.

(c)  The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of The NASDAQ Global Market.

(d)  The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as required under Rule 13a-15 or 15d-15 of the Exchange Act.  The Company has implemented disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) that are reasonably designed to ensure that material information relating to the Company, including its Subsidiaries, required to be included in reports filed under the Exchange Act is made known to the chief executive officer and chief financial officer of the Company by others within those entities. Neither the Company nor, to the Company’s knowledge, the Company’s independent registered public accounting firm, has identified or been made aware of “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls and procedures which could reasonably adversely affect the Company’s ability to record, process, summarize or report financial data, in each case which has not been subsequently remediated.  To the Company’s knowledge, there is no fraud, whether or not material, that involves the Company’s management or other employees who have a significant role in the preparation of financial statements or the internal control over financial reporting utilized by the Company and its Subsidiaries.

(e)  The Proxy Statement to be sent to the shareholders of the Company in connection with the Company Shareholders Meeting (including any amendment or supplement or document incorporated by reference) and the Rule 13E-3 transaction statement on Schedule 13E-3 relating to the adoption of this Agreement by the shareholders of the Company (as amended or supplemented from time to time and including any document incorporated by reference therein, the “Schedule 13E-3”) shall not, on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time of the Company Shareholders Meeting or, in the case of the Schedule 13E-3, on the date it (and any amendment or supplement to it) is filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading.  The Proxy Statement and the Schedule 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act.  Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

SECTION 3.5 No Undisclosed Liabilities.  Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether or not required to be recorded or reflected on a balance sheet under GAAP, except for (a) liabilities or obligations reflected, accrued or reserved against in the Company’s consolidated balance sheets or in the notes thereto included in the Company SEC Reports filed prior to the date hereof; (b) liabilities incurred pursuant to the transactions contemplated by this Agreement; (c) liabilities or obligations incurred since the date of the most recent balance sheet included in the Company SEC Reports in the ordinary course of business consistent with past practices and (d) liabilities that do not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 3.6 Absence of Changes. Except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto, from the Audit Date to the date of this Agreement, the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice and there has not been:

(a)  any change in the financial condition, business or results of their operations or any circumstance, event, occurrence or development which has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b)  (i) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of share capital of the Company or any of its Subsidiaries (except for dividends or other distributions by any Subsidiary to the Company or to any Wholly Owned Subsidiary of the Company) or (ii) any redemption, repurchase or other acquisition of any share capital of the Company or any of its Subsidiaries, except (A) the withholding of Company’s securities to satisfy Tax obligations with respect to Company Options, Company Warrants or Company Unit Options or (B) the acquisition by the Company of its securities in connection with the forfeiture of Company Options, Company Warrants or Company Unit Options or (C) the acquisition by the Company of its securities in connection with the net exercise of Company Options, Company Warrants or Company Unit Options in accordance with the terms thereof;

(c)  any material change in any method of accounting or accounting practice by the Company or any of its Subsidiaries;

(d) any making or revocation of any material Tax election, any settlement or compromise of any material Tax liability, or any change (or request to any taxing authority to change) any material aspect of the method of accounting of the Company or any of its Subsidiaries for Tax purposes;

(e) (i) any material increase in the compensation or benefits payable or to become payable to its officers or employees (except for increases for employees in the ordinary course of business and consistent with past practice) or (ii) any establishment, adoption, entry into or amendment of any collective bargaining, bonus, profit sharing, equity, thrift, compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee with the title of vice president or above, except to the extent required by applicable Law;

(f)  any amendment to the memorandum and articles of association (or other similar governing instrument) of the Company or any of its Subsidiaries;

(g)  any adoption of, resolution to approve or petition or similar proceeding or order in relation to, a plan of complete or partial liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(h) any receiver, trustee, administrator or other similar Person appointed in relation to the affairs of the Company or its property or any part thereof; or

(i)  any agreement to do any of the foregoing.

SECTION 3.7 Consents and Approvals; No Violations; Secured Creditors.  (a) Except for (i) compliance with the applicable requirements of, the Exchange Act, including, without limitation, joining of the Company in the filing of the Schedule 13E-3, the furnishing of Form 6-K with the  proxy statement relating to the Company Shareholders Meeting (as amended or supplemented from time to time, the “Proxy Statement”), and the filing or furnishing of one or more amendments to the Schedule 13E-3 and such Form 6-K to respond to comments of the SEC, if any, on such documents, (ii) compliance with the rules and regulations of The NASDAQ Global Market, (iii) the filing of the Cayman Plan of Merger with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law and related documentation, and (iv) consent or approval or filing with any applicable Governmental Antitrust Entity, no filing with or notice to, and no permit, authorization, consent or approval of, any supranational, national, state, municipal or local court or tribunal or administrative, governmental or regulatory body, agency or authority (a “Governmental Entity”) is necessary for the execution and delivery by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby, except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings or give such notice would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)  The execution, delivery and performance of this Agreement by the Company do not, and the consummation by the Company of the transactions contemplated hereby will not constitute or result in (i) any breach of any provision of the respective memorandum and articles of association (or similar governing documents) of the Company or any of its Subsidiaries, (ii) a violation or breach of, or (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration of any obligation or the creation of any Lien other than Permitted Liens) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument (each, a “Contract”) or obligation to which the Company or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound (collectively, the “Company Agreements”), or (iii) (assuming receipt of the Required Company Vote) violate any Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, except in the case of (ii) or (iii) for violations, breaches or defaults which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)  The Company does not have any secured creditors.

SECTION 3.8 Property.  (a)  Section 3.8 of the Company Disclosure Schedule sets forth all of the real property owned in fee by the Company and its Subsidiaries (“Owned Real Property ”)  that is material to the business of the Company and its Subsidiaries.  Except in any such case as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each of the Company and its Subsidiaries has good and marketable title to each parcel of Owned Real Property, free and clear of all Liens, except Permitted Liens.

(b)  The Company has made available to Parent true, correct and complete copies of all leases, subleases and other agreements (the “Real Property Leases”), in each case, that are material to the business of the Company and its Subsidiaries under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property (and all modifications, amendments and supplements thereto and all side letters to which the Company or any of its Subsidiaries is a party affecting the obligations of any party thereunder) (“Leased Real Property”).  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Real Property Lease constitutes a valid and legally binding obligation of the Company or its Subsidiaries, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, and is in full force and effect.  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each of the Company and its Subsidiaries has a good and valid leasehold interest in each parcel of Leased Real Property, free and clear of all Liens, except Permitted Liens.

(c)  As of the date of this Agreement, no party to any such Real Property Leases has given written notice to the Company or any of its Subsidiaries of or made a written claim against the Company or any of its Subsidiaries with respect to any material breach or default thereunder.

(d)  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries have good and marketable title to, or a valid and binding leasehold interest in, all other properties and assets (excluding Owned Real Property, Leased Real Property and Intellectual Property), in each case free and clear of all Liens, except Permitted Liens.

SECTION 3.9 Legal Proceedings.  As of the date of this Agreement, there is no suit, claim, action, proceeding or investigation pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries or any of their respective properties or assets which (a) has, or if decided adversely against the Company would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or (b) questions the validity of this Agreement or any action to be taken by the Company in connection with the consummation of the transactions contemplated hereby or could otherwise prevent or delay the consummation of the transactions contemplated by this Agreement.  None of the Company or its Subsidiaries is subject to any outstanding order, writ, injunction or decree which has, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 3.10 Company Permits; Compliance with Applicable Laws.  (a)  The Company and its Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the “Company Permits”), except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  The Company and its Subsidiaries are in compliance with the terms of the Company Permits, except where the failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  The businesses of the Company and its Subsidiaries have not been and are not being conducted in violation of any Law applicable to the Company or its Subsidiaries (including the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the PRC Law on Anti-Unfair Competition adopted on September 2, 1993, if applicable, and the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996, if applicable (collectively, the “PRC Anti-Bribery Laws”)), except for violations which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  No investigation or review by any Governmental Entity with respect to the Company or its Subsidiaries is pending or, to the Company’s knowledge, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except for (A) such investigations or reviews the outcome of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and/or (B) such investigations or reviews in the trading in the securities of the Company related to the Merger.

(b)  The Company and its material Subsidiaries have effective disclosure controls and procedures and an internal accounting controls system that is sufficient to provide reasonable assurances that violations of the FCPA, the PRC Anti-Bribery Laws or any similar Law will be prevented, detected and deterred.

(c)  Each of the Company and its Subsidiaries that was incorporated outside of the PRC has complied in all material respects with any applicable rules and regulations of the relevant PRC government agencies (including but not limited to the Ministry of Commerce, the National Development and Reform Commission and the State Administration of Foreign Exchange) relating to overseas investment by PRC residents and citizens.

(d)  The Company and its Subsidiaries have taken all reasonable steps to comply in all material respects with any applicable rules and regulations of the PRC Tax authority.

SECTION 3.11 Employee Benefit Plans.   (a)  All benefit and compensation plans (the “Company Benefit Plans”) covering Employees are listed in Section 3.11(a) of the Company Disclosure Schedule.  True and complete copies of each Company Benefit Plan, including all amendments thereto, have been provided or made available to Parent and Merger Sub.  Except as disclosed in Section 3.11(a) of the Company Disclosure Schedule:  (i) neither the Company nor any of its Subsidiaries has made any plan or commitment, whether legally binding or not, to create any additional Company Benefit Plan or modify or change any existing Company Benefit Plan that would materially increase the compensation or benefits provided to any Employee of the Company or any Subsidiary thereof; and (ii) since the Audit Date there has been no material change, amendment, modification to, or adoption of, any Company Benefit Plan.

(b)  Except as otherwise specifically provided in this Agreement regarding the Company Options, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with another event, such as a termination of employment) will (i) result in any payment becoming due to any current or former director or current or former employee of the Company or any of its Subsidiaries under any of the Company Benefit Plans or otherwise; (ii) increase any benefits otherwise payable under any of the Company Benefit Plans; or (iii) result in any acceleration of the time of payment or vesting of any such benefits.

(c)  There is no outstanding order against the Company Benefit Plans that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d)  The Company is not obligated, pursuant to any of the Company Benefit Plans or otherwise, to grant any options or other rights to purchase or acquire Shares to any Employees, consultants or directors of the Company after the date hereof.

SECTION 3.12 Labor Matters.  (a)  There are no labor or collective bargaining agreements which pertain to Employees of the Company or any of its Subsidiaries.

(b)  Except as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect, as of the date hereof:  (i) there is no dispute with the directors of the Company or any of its Subsidiaries or with any of the employees or former employees of the Company or any of its Subsidiaries, (ii) each of the Company and its Subsidiaries is in compliance in all material respects with all applicable Laws of the PRC relating to employment, termination, wages and hours and social security, in each case, with respect to each of their current (including those on layoff, disability or leave of absence, whether paid or unpaid), former, or retired employees, officers, consultants, independent contractors providing individual services, agents or directors of the Company or any Subsidiary of the Company (collectively, “Employees”); and (iii) other than regular payments to be made in the ordinary course of business consistent with past practice, neither the Company nor any of its Subsidiaries is liable for any material payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits for Employees.

SECTION 3.13 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a)  The operations of the Company and its Subsidiaries have been and are in compliance with all applicable Laws, regulations or other legal requirements relating to the protection of natural resources, the environment and public and employee health and safety or pollution or the release or exposure to Hazardous Materials (“Environmental Laws”).

(b)  The Company and its Subsidiaries are not subject to any outstanding written orders or material contracts with any Governmental Entity or other person with respect to (i) Environmental Laws, (ii) Remedial Action or (iii) any Release or threatened Release of a Hazardous Material.  As used herein, “Release” means any release, spill, effluent, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching, or migration into the indoor or outdoor environment, or into or out of any property owned, operated or leased by the applicable party or its Subsidiaries; and “Remedial Action” means all actions, including, without limitation, any capital expenditures, required by a Governmental Entity or required under or taken pursuant to any Environmental Law, or voluntarily undertaken to (A) clean up, remove, treat, or in any other way, ameliorate or address any Hazardous Materials or other substance in the indoor or outdoor environment; (B) prevent the Release or threat of Release, or minimize the further Release of any Hazardous Material so it does not endanger or threaten to endanger the public health or welfare of the indoor or outdoor environment; (C) perform pre-remedial studies and investigations or post-remedial monitoring and care pertaining or relating to a Release; or (D) bring the applicable party into compliance with any Environmental Law.

(c)  The Company and its Subsidiaries have not received any written communication alleging, with respect to any such party, the material violation of or material liabilities (real or potential), in each case, individually or in the aggregate, under any Environmental Law.

(d)  Neither the Company nor any of its Subsidiaries has any material contingent liability in connection with the Release of any Hazardous Material (whether on-site or off-site). As used herein, “Hazardous Material” means any substance, material or waste which is regulated, classified or otherwise characterized as hazardous, toxic, pollutant, contaminant or words of similar meaning or regulatory effect by any Governmental Entity or the PRC, and includes, without limitation, petroleum, petroleum by-products and wastes, asbestos and polychlorinated biphenyls.

(e)  As of the date of this Agreement, no judicial or administrative proceedings are pending or, to the Company’s knowledge, threatened against the Company and its Subsidiaries alleging the violation of or seeking to impose liability pursuant to any Environmental Law and there are no investigations pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries under Environmental Laws.

SECTION 3.14 Taxes.

(a)  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each of the Company and its Subsidiaries has prepared (or caused to be prepared) and timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all Tax Returns required to be filed by it, and all such filed Tax Returns are true, complete and accurate in all material respects.  All Taxes shown to be due on such Tax Returns, or otherwise required to be paid by the Company or a Subsidiary, have been timely paid, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)  The most recent financial statements contained in the Company SEC Reports reflect an adequate reserve for all material Taxes payable by the Company and its Subsidiaries for all Taxable periods and portions thereof through the date of such financial statements.  No deficiency with respect to Taxes, which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, has been proposed, asserted or assessed against the Company or any Subsidiary.  No material Liens for Taxes exist with respect to any asset of the Company or any Subsidiary, except for statutory liens for Tax not yet due.

(c)  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all amounts of Tax required to be withheld by the Company and each of its Subsidiaries have been timely withheld, and to the extent required by applicable Law, all such withheld amounts have been timely paid over to the appropriate Governmental Entity.

(d)  As of the date of this Agreement, no audit or other administrative or court proceedings are pending with respect to any Taxes of the Company or any Subsidiary and no notice thereof has been received.

(e)  For purposes of this Agreement:

“Taxes” includes all forms of taxation, whenever created or imposed, by a local, municipal, state, foreign, federal or other Governmental Entity, or in connection with any agreement with respect to Taxes including all interest, penalties and additions imposed with respect to such amounts.

“Tax Returns” means all federal, state, local, provincial and foreign returns, declarations, statements, claims, reports, schedules, forms and information returns and any amended thereof, with respect to Taxes.

SECTION 3.15 Material Contracts.  (a)  Except for this Agreement and except for Contracts filed as exhibits to the Company SEC Reports, as of the date hereof, none of the Company or its Subsidiaries is a party to nor are any of the Company’s or its Subsidiaries’ properties or assets bound by:

(i)     any Contract that would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

(ii)    any Contract granting a right of first refusal, first offer or first negotiation;

(iii)   any Contract relating to the formation, creation, operation, management or control of a partnership, joint venture, limited liability company or similar arrangement;

(iv)   any Contract for the acquisition, sale or lease (including leases in connection with financing transactions) of properties or assets of the Company that have a fair market value or purchase price of more than RMB 35,000,000 (by merger, purchase or sale of assets or stock or otherwise) entered into since the Audit Date or, if prior to that date, have representations, warranties or indemnities that remain in effect or as to which claims are pending;

(v)    any Contract involving the payment or receipt of amounts by the Company or its Subsidiaries, or relating to indebtedness for borrowed money or any financial guaranty, of more than RMB 35,000,000;

(vi)   any non-competition Contract or other Contract that purports to limit, curtail or restrict in any material respect the ability of the Company or any of its Subsidiaries to compete in any geographic area, industry or line of business or grants material exclusive rights to the counterparty thereto;

(vii)  any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than RMB 35,000,000;

(viii) any Contract that contains restrictions with respect to (A) payment of dividends or other distributions with respect to equity interests of the Company or any of its Subsidiaries, (B) pledging of share capital of the Company or any of its Subsidiaries or (C) the issuance of a guaranty by the Company or any of its Subsidiaries; and

(ix)    any Contract between the Company or any of its Subsidiaries and any director or executive officer of the Company or any Person beneficially owning five percent or more of the outstanding Shares required to be disclosed pursuant to Item 7B or Item 19 of Form 20-F under the Exchange Act (all such Contracts described in clauses (i) through (x) collectively, the “Material Contracts”).

(b)  Each of the Material Contracts constitutes the valid and legally binding obligation of the Company or its Subsidiaries, enforceable in accordance with its terms subject to the Bankruptcy and Equity Exception and is in full force and effect, except where the failure to be valid and binding or to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There is no default under any Material Contract so listed either by the Company or, to the Company’s knowledge, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or, to the Company’s knowledge, any other party thereto, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 3.16 Insurance Matters.  The Company has made available to Parent accurate and complete copies of all material insurance policies and all material self insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and its Subsidiaries.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (a) all such policies, programs and arrangements are in full force and effect, no notice of cancellation or modification has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder and (b) as of the date of this Agreement, the Company has no reason to believe that it or any of its Subsidiaries will not be able (i) to renew its existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted at a reasonable cost.  As of the date of this Agreement, neither the Company nor any of its Subsidiaries has been denied any insurance coverage that is material to the Company and its Subsidiaries, taken as a whole, which it has sought or for which it has applied.

SECTION 3.17 Intellectual Property. (a)  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries own or possess adequate licenses or other valid rights to use (in each case, free and clear of any Liens except Permitted Liens and nonexclusive licenses entered into in the ordinary course of business), all Intellectual Property used or held for use in connection with the business of the Company and its Subsidiaries as currently conducted.

(b)  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the use of any Intellectual Property by the Company and its Subsidiaries does not infringe, on, or otherwise violate, the rights of any person and is in accordance with any applicable license pursuant to which the Company or any of its Subsidiaries acquired the right to use any Intellectual Property.

(c)  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect,  no person is challenging or, to the Company’s knowledge, infringing on or otherwise violating any right of the Company or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to the Company or its Subsidiaries.

(d)  Neither the Company nor any of its Subsidiaries has received any written notice of any assertion or claim, pending or not, with respect to any Intellectual Property used by the Company or its Subsidiaries, which, if adversely determined against the Company or any of its Subsidiaries, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(e)  No Intellectual Property owned/or licensed by the Company or its Subsidiaries is being used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of such Intellectual Property, other than as does not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

For purposes of this Agreement, “Intellectual Property” means (i) all trademarks, trademark rights, trade names, trade name rights, trade dress and other indications of origin, corporate names, brand names, logos, certification rights, service marks, applications for trademarks and for service marks, know-how and other proprietary rights and information, the goodwill associated with the foregoing and registration in the PRC of, and applications in the PRC to register, the foregoing, including any extension, modification or renewal of any such registration or application; (ii) all inventions, discoveries and ideas (whether patentable or unpatentable and whether or not reduced to practice), in the PRC, all improvements thereto, and all patents, patent rights, applications for patents (including, without limitation, divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in the PRC; (iii) all licenses (whether the Company is licensor or licensee) and other agreements relating to any Intellectual Property described in (i) or (ii); (iv) nonpublic information, trade secrets and confidential information and rights in the PRC to limit the use or disclosure thereof by any person; (v) writings and other works, whether copyrightable or not, in the PRC, and all registrations or applications for registration of copyrights in the PRC, and any renewals or extensions thereof; (vi) all mask works and all applications, registrations and renewals in connection therewith, in the PRC; (vii) all computer software (including data and related documentation); (viii) any similar intellectual property or proprietary rights; and (ix) all copies and tangible documentation thereof and any claims or causes of action arising out of or relating to any infringement or misappropriation of any of the foregoing.

SECTION 3.18 PRC Subsidiaries.

(a)  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the constitutional documents and certificates and related contracts and agreements of the Company’s Subsidiaries formed in the PRC (“PRC Subsidiaries”) are valid and have been duly approved or issued (as applicable) by competent PRC Governmental Entities.

(b)  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all filings and registrations with the PRC Governmental Entities required to be made in respect of the PRC Subsidiaries and their operations, including but not limited to the registrations with the Ministry of Commerce, the State Administration of Industry and Commerce, the State Administration of Foreign Exchange, tax bureau and customs authorities have been duly completed in accordance with the relevant rules and regulations.

(c)  The registered capital of VIE has been fully contributed according to the payment schedule approved by the PRC Governmental Entities.

(d)  No approvals are required to be obtained for the performance by the respective parties of their obligations and the transactions contemplated under the VIE Contracts other than those already obtained, except (i) if WFOE or any other party designated by WFOE decides to exercise the option granted under the Option Agreements (as amended and supplemented) to purchase the equity interests in VIE, such purchase shall be subject to prior approval by the PRC Ministry of Commerce or its local counterpart and be further subject to registrations with the relevant Government Entities and (ii) if there is any change to the shareholding percentage or registered capital of VIE, the pledges under the applicable Equity Pledge Agreements (as amended and supplemented) shall be subject to re-registration with the State Administration of Industry and Commerce or its local counterparts.

(e)  The execution, delivery and performance by each of the relevant parties of their respective obligations under each of the VIE Contracts, and the consummation of the transactions contemplated thereunder, did not and do not (i) result in any violation of their respective articles of association, their respective business licenses or constitutive documents, (ii) result in any violation of any applicable PRC Laws, or (iii) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any agreement, instrument, arbitration award or judgment, order or decree of any court of the PRC having jurisdiction over the relevant parties to the VIE Contracts, as the case may be, or any agreement with, or instrument to which any of them is expressed to be a party or which is binding on any of them.

(f)  Each VIE Contract is, and all of the VIE Contracts taken as a whole are, legal, valid and admissible as evidence under PRC Laws.  Each VIE Contract is in proper legal form under PRC Laws for the enforcement thereof against the parties thereto in the PRC.

(g) The ownership structures of WFOE, VIE and VIE’s shareholders as described in the Company SEC Reports comply with all applicable PRC Laws in all material respects, and do not violate, breach, or otherwise conflict with any applicable PRC Laws in any material respect.

(h)  As of the date hereof, the Company has effective control of VIE and is the sole beneficiary of VIE and, to the Company’s knowledge, all shareholders of VIE are acting in good faith and in the best interests of the Company. As of the date of this Agreement, there have been no disputes, disagreements, claims or any legal proceedings of any nature, raised by any Governmental Entity or any other party, pending or, to the Company’s knowledge, threatened against or affecting any of the Company, WFOE or VIE that: (i) challenge the validity or enforceability of any part or all of the VIE Contracts taken as whole; (ii) challenge the VIE structure or the ownership structure as set forth in the VIE Contracts and described in the Company SEC Reports; (iii) claim any ownership, share, equity or interest in WFOE or VIE, or claim any compensation for not being granted any ownership, share, equity or interest in WFOE or VIE; or (iv) claim any of the VIE Contracts or the ownership structure thereof or any arrangements or performance of or in accordance with the VIE Contracts was, is or will violate any PRC Laws.

SECTION 3.19 Suppliers.  The Company has not received, as of the date of this Agreement, any notice in writing from any of its ten largest suppliers (based on aggregate purchases during the fiscal year ended March 31, 2011) that any such supplier intends to materially reduce, terminate, cancel or not renew, its relationship with the Company or any of its Subsidiaries and, to the Company’s knowledge, as of the date of this Agreement, no such supplier intends to materially reduce, terminate, cancel or not renew, its relationship with the Company or any of its Subsidiaries.

SECTION 3.20  Takeover Statutes.  The Company is not a party to a shareholder rights agreement, “poison pill” or similar agreement or plan.  No “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation save for the Cayman Companies Law or any similar anti-takeover provision in the Company’s memorandum and articles of association (each, a “Takeover Statute”) is applicable to the Company, the Shares, the Merger or the other transactions contemplated by this Agreement.

SECTION 3.21 Opinion of Financial Advisor.  Merrill Lynch (Asia Pacific) Limited (the “Company Financial Advisor”) has delivered to the Independent Committee its written opinion, dated May 30, 2011, to the effect that, as of such date, and subject to the various assumptions, qualifications and limitations set forth therein, the Merger Consideration is fair to the holders of Shares (other than the Consortium Shares) from a financial point of view (a true and correct copy of which has been furnished to Parent, solely for informational purposes, by the Independent Committee), and such opinion has not been withdrawn or modified.  It is agreed and understood that such opinion may not be relied on by Parent or Merger Sub.

SECTION 3.22 Brokers.  No broker, finder or investment banker (other than the Company Financial Advisor, a true, correct and complete copy of whose engagement agreement has been provided to Parent) is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of the Company or any of its Affiliates.

SECTION 3.23 No Additional Representations.  Except for the representations and warranties made by the Company in this Article III, neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to Parent, Merger Sub or any of its Affiliates or Representatives, notwithstanding the delivery or disclosure to Parent or any of its Affiliates or Representatives of any documentation, forecasts or other information in connection with the transactions contemplated hereby, and each of Parent and Merger Sub acknowledge the foregoing.  Except in the event of fraud, neither the Company nor any other Person will have or be subject to any liability or indemnity obligations to Parent, Merger Sub or any other Person resulting from the distribution or disclosure or failure to distribute or disclose to Parent, Merger Sub or any of its Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in or required by the representations and warranties contained in this Article III.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES
OF PARENT AND MERGER SUB

Except as set forth in the section of the disclosure schedule delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Schedule”) that specifically relates to a specified section or subsection of this Article IV or any other section or subsection of this Agreement to the extent that it is reasonably apparent that such information is relevant to such other section or subsection, Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

SECTION 4.1 Organization; Standing.  Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the Cayman Islands and has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its businesses as now conducted and proposed by it to be conducted and is duly licensed or qualified to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be duly organized, existing and in good standing, or to have such power and authority, or to be so licensed and qualified would not, individually or in the aggregate, reasonably be expected to  prevent or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.  Parent has made available to the Company complete and correct copies of the memorandum and articles of association or other similar organizational documents, as in effect as of the date of this Agreement, of each of Parent and Merger Sub.

SECTION 4.2 Capitalization.  (a)  As of the date of this Agreement, the authorized share capital of Parent consists solely of 50,000,000 ordinary shares, par value $0.001 per share.  As of the Capitalization Date, 10,000 ordinary shares of Parent were issued and outstanding.  All the outstanding ordinary shares of Parent are duly authorized, validly issued, fully paid and non-assessable. At the Effective Time, (i) Capital Ally Investments Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited and Trend Focus Limited (collectively, the “Management Shareholders”) collectively will be the owners of 22.85% of the issued and outstanding share capital of Parent on a fully diluted basis and (ii) ARCH Digital Holdings Ltd., GM Investment Company Limited and the Equity Provider will be the owners of 77.15% of the issued and outstanding share capital of Parent on a fully diluted basis. Exact equity ownership of Parent may be adjusted in accordance with the Subscription Agreement; provided that in no event shall the Management Shareholders be owners of more than 22.85% of the issued and outstanding share capital of Parent on a fully diluted basis at the Effective Time.  Parent was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time, will have no, assets, liabilities or obligations of any nature other than the Subscription Agreement, those incident to its formation and capitalization and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

(b)  The authorized share capital of Merger Sub consists solely of 50,000,000 ordinary shares, par value $0.001 per share, of which 1 share is validly issued and outstanding.  All of the issued and outstanding share capital of Merger Sub is, and at the Effective Time will be, owned by Parent, free and clear of any Lien.  Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time, will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

SECTION 4.3 Authority Relative to this Agreement.  (a)  Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  No other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and constitutes a valid, legal and binding agreement of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)  The Board of Directors of Parent (the “Parent Board”), the Board of Directors of Merger Sub (the “Merger Sub Board”), and Parent as the sole shareholder of Merger Sub, have duly and validly approved by resolution and authorized the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by Parent and Merger Sub, as the case may be, and taken all corporate actions required to be taken by the Parent Board, the Merger Sub Board and by Parent as the sole shareholder of Merger Sub for the consummation of the transactions.

SECTION 4.4 Financing.  Parent has delivered to the Company true, correct and complete copies, as of the date of this Agreement, of an executed subscription agreement (the “Subscription Agreement”) dated the date of this Agreement by and between, among others, Parent and PAG Asia I LP  (the “Equity Provider”) pursuant to which the Equity Provider has committed to subscribe for, or cause the subscription of, for cash in an aggregate amount set forth in the Subscription Agreement, subject to the terms and conditions therein, equity or equity-linked securities of Parent in the aggregate amount set forth therein (the “Equity Financing”), the proceeds of which shall be used in part to finance the consummation of the Merger and the other transactions contemplated by this Agreement. As of the date hereof, the Subscription Agreement has not been amended or modified, no such amendment or modification is contemplated (other than amendments or modifications that are permitted by Section 5.4), and the obligations and commitments contained in the  Subscription Agreement have not been withdrawn, terminated or rescinded in any respect and no such withdrawal, termination or rescission is contemplated. Assuming (i) the accuracy of the representations and warranties set forth in Section 3.2(a), (ii) compliance by the Company with its covenants set forth in Sections 5.1(b) and (c) and (iii) the appraised value of any Dissenters Share is equal to or less than the Merger Consideration, the net proceeds contemplated by the Subscription Agreement will be sufficient for Merger Sub and the Surviving Corporation to pay the aggregate Merger Consideration in accordance with Section 2.1(b), the aggregate amount of consideration payable in respect of Company Options, Company Warrants and Company Unit Options in accordance with Section 2.2, the aggregate amount of consideration payable in respect of Dissenters Shares in accordance with Section 2.6, and any other amounts required to be paid in connection with the consummation of the transactions contemplated hereby and to pay all related fees and expenses (such aggregate amount, the “Minimum Equity Amount”). The Subscription Agreement, in the form so delivered (i) is in full force and effect as of the date hereof and (ii) is a legal, valid and binding obligation of Parent and, to Parent’s knowledge, the other parties thereto.  As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Parent or Merger Sub or, to Parent’s knowledge, any other parties thereto, under the Subscription Agreement; provided that Parent is not making any representation or warranty regarding the effect of any inaccuracy of the representations and warranties in Article III.  As of the date hereof, Parent does not have any reason to believe that any of the conditions to the Equity Financing will not be satisfied or that the Equity Financing will not be available to Parent or Merger Sub at the Effective Time. The Subscription Agreement contains all of the conditions precedent to the obligations of the parties thereunder to make the Equity Financing available to Parent on the terms therein. As of the date hereof, there are no side letters or other oral or written Contracts to which Parent or any of its Affiliates is a party that would result in any of the actions or effects described in Section 5.4(a)(i) or (ii).

SECTION 4.5 Solvency.  Neither Parent nor Merger Sub is entering into the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors. Assuming (a) satisfaction of the conditions to Parent’s obligation to consummate the Merger, and after giving effect to the transactions contemplated hereby, including the Equity Financing and the payment of the aggregate Merger Consideration, the aggregate amount of consideration payable in respect of Company Options, Company Warrants and Company Unit Options in accordance with Section 2.2 and the aggregate amount of consideration payable in respect of Dissenters Shares in accordance with Section 2.6 (assuming the appraised value of any Dissenters Share is equal to or less than the Merger Consideration), amounts required to be paid in connection with the consummation of the transactions contemplated hereby and all related fees and expenses and (b) the accuracy of the representations and warranties of the Company set forth in Article III hereof (for such purposes, such representations and warranties shall be true and correct in all material respects without giving effect to any materiality or “Material Adverse Effect” qualification or exception), the Surviving Corporation will, immediately after the Effective Time and after the consummation of the transactions contemplated hereby, be able to pay its debts as they fall due as required by the Cayman Companies Law.

SECTION 4.6 Information Supplied.  None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3 shall, in the case of the Proxy Statement, on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time of the Company Shareholders Meeting or, in the case of the Schedule 13E-3, on the date it and any amendment or supplement to it is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading.

SECTION 4.7 Consents and Approvals; No Violations; Secured Creditors.  (a) Except for (i) compliance with the applicable requirements of, the Exchange Act, including, without limitation, joining of Parent and Merger Sub (and certain of their Affiliates) in the filing of the Schedule 13E-3, the filing or furnishing of one or more amendments to the Schedule 13E-3 and the filing of one or more amendments to Schedule 13D, (ii) compliance with the rules and regulations of The NASDAQ Global Market, (iii) the filing of the Cayman Plan of Merger with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law and related documentation, and (iv) consent or approval or filing with applicable Governmental Antitrust Entities, no filing with or notice to, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the execution and delivery by Parent or Merger Sub of this Agreement or the consummation by Parent or Merger Sub of the transactions contemplated hereby, except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings or give such notice would not, individually or in the aggregate, reasonably be expected to prevent or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(b)  The execution, delivery and performance of this Agreement by Parent or Merger Sub do not, and the consummation by Parent or Merger Sub of the transactions contemplated hereby will not constitute or result in (i) any breach of any provision of the respective memoranda and articles of association (or similar governing documents) of Parent or Merger Sub or any of Parent’s Subsidiaries, (ii) a violation or breach of, or (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration of an obligation or the creation of any Lien other than Permitted Liens) under, any of the terms, conditions or provisions of any Contract or obligation to which Parent or Merger Sub or any of Parent’s Subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound or (iii) violate any Law applicable to Parent or Merger Sub or any of Parent’s Subsidiaries or any of their respective properties or assets, except in the case of (ii) or (iii) for violations, breaches or defaults which would not, individually or in the aggregate, reasonably be expected to prevent or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(c)  Merger Sub does not have any secured creditors.

SECTION 4.8 Legal Proceedings.  As of the date of this Agreement, there is no suit, claim, action, proceeding or investigation pending or, to Parent’s knowledge, threatened in writing against Parent or Merger Sub, other than any such suit, claim, action, proceeding or investigation that would not reasonably be expected, individually or in the aggregate, to prevent or materially impair the consummation of the transactions contemplated by this Agreement.

SECTION 4.9  Limited Guaranties.  Concurrently with the execution of the Agreement, each Guarantor has delivered to the Company a duly executed Limited Guaranty.  Each Limited Guaranty is in full force and effect and is a legal, valid and binding obligation of the relevant Guarantor, subject to the Bankruptcy and Equity Exception, and no event has occurred, which with or without notice, lapse of time or both, would constitute a default on the part of such Guarantor under its Limited Guaranty.

SECTION 4.10 Interest in Competitors.  Parent, Merger Sub and the Guarantors do not own any interest, nor do any of their respective Affiliates insofar as such Affiliate-owned interest would be attributed to Parent, Merger Sub or any Guarantor under any applicable antitrust or competition laws, in any entity or person that derives revenues of a material amount from products, services or lines of business within the Company’s products, services or lines of business.

SECTION 4.11 Parent Ownership of Company Securities.  As of the date of this Agreement, Parent, Merger Sub and the Guarantors do not beneficially own (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities of the Company or any options, warrants or other rights to acquire Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company, except for (a) the Consortium Shares and (b) the Company Options and Company Warrants held by Mr. Dongping Fei, Mr. Kuo Zhang, Mr. Francis Kwok Cheong Wan and Mr. Hengyang Zhou.

SECTION 4.12 Certain Arrangements .  Except as set forth in Section 4.12 of the Parent Disclosure Schedule, as of the date of this Agreement, there are no agreements, arrangements or understandings, whether or not legally enforceable, (i) between Parent, Merger Sub or any of their Affiliates, on the one hand, and any member of the Company’s management, directors or shareholders, on the other hand, with respect to any securities of the Company, (ii) pursuant to which any shareholder of the Company would be entitled to receive consideration on a per Share basis in connection with the Merger in any form or nature in an amount in excess of the Merger Consideration or (iii) pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or agreed to vote against any Superior Proposal.

SECTION 4.13 Buyer Group Contracts.  Parent has delivered to the Company a true, correct and complete copy of (i) the Consortium Agreement dated March 25, 2010 by and among the members of the Consortium and (ii) the Subscription Agreement (collectively, the “Buyer Group Contracts”).  Other than the Buyer Group Contracts and any other agreements or arrangements previously disclosed in a filing with the SEC, as of the date of this Agreement, there are no other agreements, arrangements or understandings, whether or not legally enforceable, with respect to any securities of the Company between two or more of the following Persons: any member of the Consortium, the Equity Provider, the Guarantors, and any of their respective Affiliates (collectively, “Buyer Group Parties”).

SECTION 4.14 Brokers.  No broker, finder or investment banker (other than Citigroup Global Markets Asia Limited) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Parent or Merger Sub or any of their Affiliates.

SECTION 4.15 Independent Investigation.  Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries, which investigation, review and analysis was performed by Parent, Merger Sub, their respective Affiliates and Representatives.  Each of Parent and Merger Sub acknowledges that it, its Affiliates and their respective Representatives have been provided reasonable access to the personnel, properties, facilities and records of the Company and its Subsidiaries for such purpose. In entering into this Agreement, each of Parent and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives (except the representations and warranties of the Company set forth in Article III).

SECTION 4.16 Non-Reliance on Company Estimates. In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections and other forecasts for the business of the Company and its Subsidiaries and certain plan and budget information.  Each of Parent and Merger Sub acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other.  Further, each of Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that neither Parent nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives, and neither Parent nor Merger Sub shall, and shall cause its Affiliates and their respective Representatives not to, hold any such Person liable with respect thereto; provided that, nothing contain in this Section 4.16 shall be deemed to limit the representations and warranties of the Company set forth in Article III.

SECTION 4.17  No Additional Representations.  Except for the representations and warranties made by Parent and Merger Sub in this Article IV, none of Parent, Merger Sub, or any other Person makes any other express or implied representation or warranty with respect to Parent or Merger Sub or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to the Company or any of its Affiliates or Representatives, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information in connection with the transactions contemplated hereby, and each of Parent and Merger Sub acknowledge the foregoing.  Except in the event of fraud, none of Parent, Merger Sub or any other Person will have or be subject to any liability or indemnity obligations to the Company or any other Person resulting from the distribution or disclosure or failure to distribute or disclose to the Company or any of its Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in or required by the representations and warranties contained in this Article IV.

ARTICLE V

COVENANTS RELATED TO CONDUCT OF BUSINESS

SECTION 5.1 Conduct of Business of the Company.  Except as required by applicable Law or as expressly contemplated by this Agreement, during the period from the date hereof to the earlier of the Effective Time or the termination of this Agreement in accordance with Article VIII, the Company will, and will cause each of its Subsidiaries to, conduct its operations in the ordinary and usual course of business consistent with past practice and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of this Agreement, use its reasonable efforts to preserve intact its current business organizations, keep available the service of its current officers and employees and preserve its relationships with key customers, suppliers and others having material business dealings with it.  Without limiting the generality of the foregoing, and except as required by applicable Law or as otherwise expressly provided in this Agreement or the Company Disclosure Schedule, from the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with Article VIII, the Company will not and will not permit its Subsidiaries to, without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed),

(a)  amend its memorandum and articles of association (or other similar governing instrument);

(b)  authorize for issuance, issue, sell, pledge, dispose of, transfer, deliver or agree or commit to issue, sell, pledge, dispose of, transfer or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any share capital or any other securities convertible into or exchangeable for any share capital or any equity equivalents (including, without limitation, any stock options or stock appreciation rights), except for (i) (x) the issuance of Shares or Company Warrants as required to be issued upon exercise or settlement of Company Unit Options, Company Options or Company Warrants outstanding on the date of this Agreement or (y) the issuance of Shares as required to be issued upon exercise or settlement of Company Warrants issued upon the exercise of Company Unit Options outstanding on the date of this Agreement, (ii) the withholding of Company securities to satisfy tax obligations with respect to Company Options or Company Warrants, (iii) the acquisition by the Company of its securities in connection with forfeiture of Company Options or Company Warrants, (iv) the acquisition by the Company of its securities in connection with the net exercise of Company Options or Company Warrants in accordance with the terms thereof or (v) the issuance of Company securities as required to comply with any Company Benefit Plan or employment agreement as in effect on the date hereof;

(c)  (i)  split, combine, subdivide or reclassify any of its share capital; (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its share capital (except for dividends paid by any Subsidiary to the Company or to any Wholly Owned Subsidiary and periodic dividends and other periodic distributions by Subsidiaries that are not Wholly Owned Subsidiaries in the ordinary and usual course of business consistent with past practice); (iii) enter into any agreement with respect to the voting of its share capital, (iv) make any other actual, constructive or deemed distribution in respect of any of its share capital or otherwise make any payments to shareholders in their capacity as such; or (v) redeem, repurchase or otherwise acquire any of its share capital or any share capital of any of its Subsidiaries, except (A) the withholding of Company’s securities to satisfy Tax obligations with respect to Company Options, Company Warrants or Company Unit Options or (B) the acquisition by the Company of its securities in connection with the forfeiture of Company Options, Company Warrants or Company Unit Options or (C) the acquisition by the Company of its securities in connection with the net exercise of Company Options, Company Warrants or Company Unit Options in accordance with the terms thereof;

(d)  place the Company or any of its Subsidiaries into liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger or any such transactions among Wholly Owned Subsidiaries of the Company that are not obligors or guarantors of third party indebtedness);

(e)  (i)  (A) incur or assume any new long-term or short-term interest-bearing debt or borrowings, or issue any new debt securities or (B) modify or renew any existing long-term or short-term interest-bearing debt or borrowings or debt securities, in each case, except for debt or borrowings or debt securities (X) that are incurred, assumed, modified or renewed, as the case may be, in the ordinary and usual course of business consistent with past practice and (Y) the aggregate amount of which (in the case of (B) only with respect to the amount in excess of the existing debt or borrowings or debt securities, if any) does not exceed RMB 200,000,000; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except in the ordinary and usual course of business consistent with past practice and in amounts not material to the Company and its Subsidiaries, taken as a whole, and except for guarantees of obligations of Wholly Owned Subsidiaries of the Company; (iii) make any loans, advances or capital contributions to, or investments in, any other person (other than to Wholly Owned Subsidiaries of the Company) except (A) pursuant to Contracts in effect as of the date hereof which have either been filed as exhibits to the Company SEC Reports or identified in Section 5.1(e)(iii) of the Company Disclosure Schedule or (B) for loans, advances, capital contributions or investments in an amount not to exceed RMB 35,000,000 in the aggregate; (iv) pledge or otherwise encumber shares of capital stock of the Company or its Subsidiaries; or (v) mortgage or pledge any of its assets, tangible or intangible, having a value in excess of RMB 35,000,000 or create or suffer to exist any material Lien thereupon other than Permitted Liens;

(f)  except as may be required by Law or pursuant to any Contract in existence on the date of execution of this Agreement, enter into, adopt, amend, extend or terminate any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, restricted stock, performance unit, stock equivalent, stock purchase agreement, pension, retirement, deferred compensation, labor, collective bargaining, employment, severance or other employee benefit agreement, trust, plan, fund, award or other arrangement for the benefit or welfare of any director, officer or employee with the title of vice president or above in any manner, or (except as required under agreements existing on the date hereof) increase in any manner the compensation or fringe benefits of any director, officer or employee who do not have the title of vice president or above other than in the ordinary course of business consistent with past practice or pay any benefit not required by any plan and arrangement as in effect as of the date hereof (including, without limitation, the granting of stock appreciation rights or performance units);

(g)  acquire, sell, lease or dispose of any assets, in each case, other than (i) in the ordinary and usual course of business consistent with past practice (it being understood and agreed that the acquisition of all or substantially all of the assets or outstanding shares or other equity securities of any Person is not in the ordinary and usual course of business) or (ii) any assets with a value or purchase price (including the value of assumed liabilities) not in excess of RMB 10,000,000 in any transaction or related series of transactions;

(h)  except as may be required as a result of a change in Law or in GAAP, change any of the accounting principles or practices used by it, which materially affects the consolidated assets, liabilities or results of operations of the Company and its Subsidiaries;

(i)  (i) acquire (by merger, consolidation, or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any equity interest therein, in each case for consideration in excess of RMB 50,000,000; or (ii) authorize any new capital expenditure or expenditures except (A) as specifically budgeted in the Company’s current plan approved by the Company Board that was made available to Parent which, individually, is in excess of RMB 2,000,000 or, in the aggregate, are in excess of RMB 6,000,000 or (B) if such expenditures are necessary to maintain existing assets in good repair, consistent with past practice;

(j)  make or revoke any material Tax election, or settle or compromise any material Tax liability, or change (or make a request to any taxing authority to change) any material aspect of its method of accounting for Tax purposes;

(k)  subject to Section 6.12, pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of liabilities or obligations in the ordinary and usual course of business consistent with past practice;

(l)  waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which the Company or any of its Subsidiaries is a party;

(m)  settle or compromise any pending or threatened suit, action or claim relating to the transactions contemplated hereby;

(n)  (i) cancel, materially modify, terminate or grant a waiver of any rights under any Material Contract, (ii) enter into a new Contract that (A) would be a Material Contract if in existence as of the date of this Agreement or (B) contains, unless required by applicable Law, a change of control provision in favor of the other party or parties thereto or would otherwise require a payment to or give rise to any rights to such other party or parties in connection with the transactions contemplated by this Agreement or (iii) waive, release, cancel, convey or otherwise assign any material rights or claims under any such Material Contract or new Contract;

(o)  enter into any material new line of business, other than in the ordinary course of business if such new line of business is related to, and a reasonable expansion of, the Company’s or its Subsidiaries’ businesses that are conducted as of the date of this Agreement; or

(p) take, propose to take, or agree in writing or otherwise to take, any of the actions described in Sections 5.1(a) through 5.1(o).

SECTION 5.2 Conduct of Business of Parent and Merger Sub.  Subject to the conditions of this Agreement and the rights of Parent hereunder, from the date of this Agreement to the Effective Time, neither Parent nor Merger Sub will, without the prior written consent of the Company, take any action or fail to take any action that would reasonably be expected to (a) result in any of the conditions to effect the Merger becoming incapable of being satisfied or (b) individually or in the aggregate, prevent or delay in any material respect the consummation of the Merger or the other transactions contemplated by this Agreement.

SECTION 5.3 Access to Information.  (a) Subject to applicable Laws, between the date hereof and the Effective Time, upon reasonable advance notice from Parent, the Company will use reasonable efforts to give Parent and Merger Sub and their authorized representatives (including counsel, financial advisors and auditors) reasonable access (so long as such access does not unreasonably interfere with the operation of the Company or its Subsidiaries) during normal business hours to its employees, officers, agents, contracts and properties and to all books and records of the Company and its Subsidiaries, will use reasonable efforts to permit Parent and Merger Sub to make such inspections as Parent and Merger Sub may reasonably require and will cause the Company’s officers and those of its Subsidiaries to furnish Parent and Merger Sub with such financial and operating data and other information with respect to the business, properties and personnel of the Company and its Subsidiaries as Parent or Merger Sub may from time to time reasonably request; provided that no investigation pursuant to this Section 5.3(a) shall affect or be deemed to modify any of the representations or warranties made by the Company.  Notwithstanding the foregoing, none of Parent, Merger Sub or their Representatives shall have access to any books, records, documents or other information (i) to the extent that access to such books, records, documents or other information would violate the terms of a confidentiality agreement with a third party (provided, however, that at the request of Parent, the Company shall use its reasonable efforts to obtain waivers from such third parties), (ii) to the extent that the disclosure of such books, records, documents or other information would result in the loss of attorney-client privilege, (iii) to the extent the disclosure of such books, records, documents or other information is prohibited by applicable Law, (iv) to the extent disclosure of such books, records, documents or other information, as reasonably determined by the Company’s counsel, would be reasonably likely to result in antitrust difficulties for the Company (or any of its Affiliates), or (v) to the extent the Company determines in good faith that such books, records, documents or other information involves trade secrets of the Company or its Subsidiaries.

(b)  Between the date hereof and the Effective Time, the Company shall furnish to Parent, (i) concurrently with the delivery thereof to management, such monthly financial statements and data as are regularly prepared for distribution to Company management and (ii) at the earliest time they are available, such financial statements as are prepared for the Company’s SEC filings.

(c)  Each of Parent and Merger Sub will hold and will cause its authorized representatives to hold in confidence all documents and information concerning the Company and its Subsidiaries furnished to Parent or Merger Sub in connection with the transactions contemplated by this Agreement pursuant to the terms of that certain Confidentiality Agreement entered into between the Company and the members of the Consortium dated March 31, 2010 (the “Confidentiality Agreement”).

SECTION 5.4   Financing.  (a) Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use its reasonable efforts to obtain the Equity Financing on the terms and conditions described in the Subscription Agreement, and shall not permit any amendment or modification to be made to, or any waiver of any provision under, the Subscription Agreement if such amendment, modification or waiver (i) reduces the aggregate amount of the Equity Financing (including by increasing the amount of fees to be paid unless the Equity Financing is increased by a corresponding amount) to an amount that would be less than the Minimum Equity Amount or (ii) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the Equity Financing in a manner that would reasonably be expected to materially delay or prevent the funding of the Equity Financing at the Effective Time.  Parent shall promptly deliver to the Company copies of any such amendment, modification or replacement.

(b)  Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use its reasonable efforts (i) to maintain in effect the Subscription Agreement (subject to any amendment, modification or waiver permitted under Section 5.4(a)), (ii) to satisfy on a timely basis all conditions in the Subscription Agreement that are within its control,  (iii) to consummate the Equity Financing in an amount that is equal to or greater than the Minimum Equity Amount at or prior to the Effective Time and (iv) to enforce its rights under the Subscription Agreement.

(c)  Prior to the Closing Date, the Company shall use its reasonable efforts to provide to Parent and Merger Sub, and shall cause each of its Subsidiaries to use its reasonable efforts to provide, and shall use its reasonable efforts to cause its Representatives, including legal and accounting advisors, to provide all cooperation reasonably requested by Parent in connection with the arrangement of the Equity Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), which reasonable efforts shall include at the request of the Equity Provider, (i) delivering such officer’s and other certificates as reasonably required by the Equity Provider and as are, in the good faith determination of the persons executing such certificates, accurate, (ii) entering into any customary agreements to pledge, guarantee, grant security interests in, and otherwise grant Liens on, the Company’s or its Wholly Owned Subsidiaries’ assets, and other customary documentation in connection with the Equity Financing, in each case as may be reasonably requested by Parent and on terms reasonably satisfactory to Parent; provided, however, that no obligation of the Company or its Wholly Owned Subsidiaries under any such agreement, pledge, guarantee, grant or other documentation contemplated by this clause (ii) shall be effective until at or as of the Effective Time, (iii) on a confidential basis providing Parent and the Equity Provider as promptly as practicable with financial and other pertinent information with respect to the Company and its Wholly Owned Subsidiaries as reasonably required by Parent or the Equity Provider and is customary in connection with the Equity Financing, (iv) making the Company’s executive officers and other senior employees reasonably available to assist the Equity Provider in connection with providing the Equity Financing (including, without limitation, by participating in meetings, presentations and due diligence sessions and assisting in the preparation of appropriate and customary materials reasonably required in connection with the Equity Financing), (v) using its reasonable efforts to cause its independent accountants to cooperate with and assist Parent in preparing customary and appropriate information packages and offering materials as the Equity Provider may reasonably request for use in connection with the offering and/or syndication of securities and other matters contemplated by the Subscription Agreement and (vi) taking all reasonable corporate actions, subject to the occurrence of the Closing, to permit consummation of the Equity Financing; provided, that in each case, (A) the Company shall not be required to pay any commitment or other similar fee or incur any other liability in connection with the Equity Financing, (B) no credit support in connection with the Equity Financing will be provided by the Company or any of its Subsidiaries and no new indebtedness of the Company or any of its Subsidiaries, nor any assets of the Company or any of its Subsidiaries, may be used in the provision of funding for the Exchange Fund except if it only becomes effective at the Effective Time; and (C) the effectiveness of any documentation executed by the Company or any of its Subsidiaries shall be subject to the Closing having occurred.

(d)  Parent shall promptly, upon the termination of this Agreement, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 5.4 and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all liabilities or losses suffered or incurred by any of them in connection with the arrangement of the Equity Financing and any information used in connection therewith (except with respect to any information provided by or on behalf of the Company or any of its Subsidiaries), except in the event such liabilities or losses arose out of or result from the willful misconduct of the Company, its Subsidiaries or any of their respective Representatives.  Parent and Merger Sub acknowledge and agree that the Company and its Subsidiaries and their respective Representatives (other than the members of the Consortium) shall not, prior to the Effective Time, incur any liability to any person under any financing that Parent and Merger Sub may raise in connection with the transactions contemplated by this Agreement.

ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.1   Preparation of the Proxy Statement and Schedule 13E-3.  (a) As promptly as practicable after the execution of this Agreement, the Company, with the assistance and cooperation of Parent and Merger Sub, shall prepare the Proxy Statement and cause the Proxy Statement to be mailed to the shareholders of the Company as promptly as practicable after having cleared the SEC comments on the Schedule 13E-3.  Each of Parent, Merger Sub and the Company shall furnish all information concerning itself and its Affiliates that is required to be included in the Proxy Statement. The Company will provide Parent with a reasonable opportunity to review, comment on and approve (such approval not to be unreasonably withheld or delayed) the initial Proxy Statement and any amendment or supplement thereto prior to filing with the SEC and will provide Parent with a copy of all such filings with the SEC. If at any time prior to the Effective Time, any information relating to the Company, Parent or Merger Sub, or any of their respective Affiliates, directors or officers, should be discovered by the Company, Parent or Merger Sub which should be set forth in an amendment or supplement to the Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be disseminated to the shareholders of the Company to the extent required by Law.

(b)  Parent, Merger Sub, their Affiliates and the Company shall prepare and file with the SEC the Schedule 13E-3. Parent, Merger Sub and the Company shall cause the Schedule 13E-3 to comply with the rules and regulations promulgated by the SEC and respond promptly to any comments of the SEC or its staff regarding the Schedule 13E-3.  Each party shall, as promptly as practicable after the receipt thereof, provide to the other party copies of any written comments and advise the other party of any oral comments, with respect to the Schedule 13E-3 received from the staff of the SEC.  Each of Parent, Merger Sub and the Company will be provided with reasonable opportunity to review and comment on the initial Schedule 13E-3 and any amendment or supplement thereto prior to filing with the SEC.

SECTION 6.2   Acquisition Proposals.  (a) The Company will not, nor will it permit any of its Subsidiaries to, nor will it authorize or permit any officer, director or employee of or any investment banker, attorney, accountant or other advisor or representative (each, a “Representative”) of, the Company or any of its Subsidiaries to, directly or indirectly, (i) solicit, initiate or knowingly encourage any inquiry or the making of any proposal or offer or any other effort or attempt that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal (as hereinafter defined), (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to the Company or any of its Subsidiaries, or take any other action to facilitate, any Acquisition Proposal or (iii) enter into any letter of intent, agreement or agreement in principle with respect to an Acquisition Proposal. Notwithstanding anything in the foregoing to the contrary, if, at any time following the date of this Agreement and prior to the time that, but not after, the Required Company Vote is obtained, the Company receives an Acquisition Proposal from any Person that did not result from a breach by the Company of this Section 6.2, (A) the Company and its Representatives may contact such Person to clarify the terms and conditions thereof so as to determine whether such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal (as hereinafter defined) and (B) if the Independent Committee determines in good faith, after consultation with and based upon the advice of its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to result in a Superior Proposal, then the Company and its Representatives may (x) furnish, pursuant to an executed confidentiality agreement in reasonably customary form and in any event containing terms at least as stringent in all material respects as those contained in the Confidentiality Agreement in effect as of the date hereof, information (including non-public information) with respect to the Company to the Person who has made such Acquisition Proposal, (y) engage in or otherwise participate in discussions or negotiations with the Person making such Acquisition Proposal or (z) after having complied with Section 6.2(b), approve, recommend, or otherwise declare advisable or propose to approve, recommend or declare advisable (publicly or otherwise) such an Acquisition Proposal.

(b)  The Company Board will not (i) change, withhold, withdraw, qualify or modify, or publicly propose to change, withhold, withdraw, qualify or modify, in a manner adverse to Parent or Merger Sub, the recommendation to the shareholders of the Company to vote in favor of this Agreement and the Merger (the “Company Board Recommendation”) (actions described in this clause (i) referred to as a “Change of Recommendation”) or (ii) except immediately prior to or concurrently with the termination of this Agreement pursuant to Section 8.3(c), authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, agreement, agreement in principle, acquisition agreement, merger agreement or other agreement with respect to any Acquisition Proposal (other than a confidentiality agreement referred to in Section 6.2(a) entered into in compliance with Section 6.2(a) (each, an “Alternative Acquisition Agreement”). Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Required Company Vote is obtained, but not after, the Company Board may effect a Change of Recommendation if the Company Board (acting upon recommendation of the Independent Committee) has determined in good faith, after consultation with its financial advisor and outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that prior to taking such action, (i) the Company Board has given Parent at least five business days’ prior written notice of its intention to take such action and a description of the reasons for taking such action, (ii) the Company has negotiated, or has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to revise the terms of this Agreement and, if necessary, the Subscription Agreement in such a manner that would obviate the need for taking such action and (iii) following the end of such notice period, the Company Board (acting upon recommendation of the Independent Committee) shall have considered in good faith any revisions to this Agreement and the Subscription Agreement, if applicable, proposed in writing by Parent in a manner that would form a binding contract if accepted by the Company, and shall have determined in good faith, after consultation with its financial advisor and outside legal counsel, that failure to effect a Change of Recommendation would be inconsistent with the directors’ fiduciary duties under applicable Law.

(c)  Nothing contained in this Section 6.2 shall be deemed to prohibit the Company from complying with its disclosure obligations under United States federal or state Law, or other applicable Laws, with regard to an Acquisition Proposal; provided, however, that if such disclosure includes a Change of Recommendation or has the substantive effect of withdrawing or adversely modifying the Company Board Recommendation, such disclosure shall be deemed to be a Change of Recommendation and Parent and Merger Sub shall have the right to terminate this Agreement as set forth in Section 8.4(b) (it being understood that a statement by the Company that describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto, or any “stop, look or listen” communication that contains only the information set forth in  Rule 14d-9(f) under the Exchange Act shall not be deemed a Change of Recommendation or be deemed to have the substantive effect of withdrawing or adversely modifying the Company Board Recommendation).

(d)  The Company agrees that it will, as promptly as reasonably practicable (and in any event within 36 hours), notify Parent and Merger Sub if any Acquisition Proposal or any request for non-public information is received by the Company Board, indicating, in connection with such notice, the name of such Person, the material terms and conditions of such Acquisition Proposal and if the Company has any intention to provide non-public information to such Person; and will as promptly as reasonably practicable (and in any event within 36 hours) advise Parent and Merger Sub of any material amendments, developments, discussions or negotiations with respect to any such Acquisition Proposal or request.

SECTION 6.3   Shareholders Meeting. Subject to Article VIII, the Company shall take, in accordance with applicable Law and its memorandum and articles of association, all actions necessary to cause an extraordinary general meeting of its shareholders (the “Company Shareholders Meeting”) to be duly called and held as soon as reasonably practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 and Proxy Statement. Subject to Section 6.2, the Company Board shall (a) recommend approval of this Agreement, the Cayman Plan of Merger and the Merger by the Company’s shareholders and include the Company Board Recommendation in the Proxy Statement and (b) take all reasonable and lawful actions to solicit proxies from its shareholders to obtain the Required Company Vote for such approval.  In the event that subsequent to the date hereof, the Company Board makes a Change of Recommendation, the Company shall nevertheless submit this Agreement to the holders of the Shares for approval at the Company Shareholders Meeting in accordance with this Section 6.3, unless this Agreement shall have been terminated in accordance with Article VIII prior to the Company Shareholders Meeting.

SECTION 6.4  Reasonable Efforts.  (a)  Subject to the terms and conditions of this Agreement, each party will use its reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws promptly to consummate the Merger and the other transactions contemplated by this Agreement, including preparing, executing and filing promptly all documentation to effect all necessary notices, reports and other filings and to obtain promptly all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or Governmental Entity in order to consummate the Merger and the other transactions contemplated by this Agreement.  In furtherance and not in limitation of the foregoing, to the extent applicable, each party hereto agrees to promptly provide to each relevant Governmental Authority with jurisdiction over enforcement of any applicable antitrust or competition Laws (“Governmental Antitrust Entity”) non-privileged information and documents (i) requested by any Governmental Antitrust Entity or (ii) that are necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement, and use its reasonable efforts to take or cause to be taken all other actions necessary, proper or advisable consistent with this Section 6.4 to cause the expiration or termination of the applicable waiting periods, or receipt of required authorizations, as applicable, under all applicable antitrust Laws as soon as practicable.

(b)  In furtherance and not in limitation of the covenants of the parties contained in Sections 6.4(a), each of Parent and the Company shall use its reasonable efforts to resolve such objections if any, as may be asserted any applicable Governmental Entity or other person with respect to the transactions contemplated hereby under any antitrust Law.  In connection with the foregoing, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any antitrust Law, each of Parent and the Company shall cooperate in all respects with each other and use its respective reasonable efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement, including selling, holding separate or otherwise disposing of or conducting its business in a manner which would resolve such objections or suits or agreeing to sell, hold separate or otherwise dispose of or conduct its business in a manner which would resolve such objections or suits or permitting the sale, holding separate or other disposition of, any of its assets or the assets of its Subsidiaries or the conducting of its business in a manner which would resolve such objections or suits so long as such actions do not have, and are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect; provided, however, that the Company may expressly condition any such sale, holding separate or other disposal, and any agreement to take any such action or to conduct its business in any manner, upon the consummation of the Merger and the other transactions contemplated hereby.

SECTION 6.5   Public Announcements.  The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company.  Thereafter, and subject to the provisions of Section 6.2, each of Parent and the Company will consult with one another before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement, including, without limitation, the Merger, and shall not issue any such press release or make any such public statement prior to obtaining the approval of such other party (such approval not to be unreasonably withheld or delayed), except as may be required by Law, applicable fiduciary duties or by any applicable listing agreement with or rules of a national securities exchange or interdealer quotation service or by the request of any Governmental Entity, as determined by Parent or the Company, as the case may be.

SECTION 6.6   Indemnification; Directors’ and Officers’ Insurance.  (a)  From and after the Effective Time, each of Parent and the Surviving Corporation agrees that it will (and will cause its Subsidiaries to comply with their respective obligations to) indemnify and hold harmless (including any obligations to advance funds for expenses) each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or its Subsidiary (the “Indemnified Parties”) against any and all costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Parties’ service as a director, officer or employee of the Company or its Subsidiaries or services performed by such persons at the request of the Company or its Subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including, for the avoidance of doubt, in connection with (i) the approval of this Agreement, the Merger or the other transactions contemplated by this Agreement and (ii) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party.  The indemnification, advancement and exculpation provisions of certain indemnification agreements by and among the Company and its directors and certain executive officers, as in effect on the date hereof shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Parties.  The Articles of Association will contain provisions with respect to exculpation and indemnification that are at least as favorable to the directors, officers or employees of the Company as those contained in the memorandum and articles of association of the Company as in effect on the date hereof, except to the extent prohibited by the Cayman Companies Law or any other applicable Law, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Parties, unless such modification is required by Law.

(b)  Parent or the Surviving Corporation shall have the right, but not the obligation, to assume and control the defense of any threatened or actual litigation, claim or proceeding relating to any acts or omissions covered under this Section 6.6 (each, a “Claim”) unless there is a conflict of interest between Parent and the Surviving Corporation, on the one hand, and the Indemnified Party, on the other (for the avoidance of doubt, conflict of interest shall be deemed to exist in the event of any threatened or actual litigation, claim or proceeding relating to the Transactions), but in any event, no such Claim shall be settled or compromised without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed); provided, that none of Parent or the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any such Claim for which indemnification has been sought by an Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Claim or such Indemnified Party otherwise consents in writing to such settlement, compromise or consent.  Each of Parent, the Surviving Corporation and the Indemnified Parties shall cooperate in the defense of any Claim and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(c)  For a period of six (6) years after the Effective Time, Parent shall cause the Surviving Corporation to maintain the Company’s and its Subsidiaries’ existing policies of directors’ and officers’ liability insurance (including for acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated hereby) for the benefit of each Indemnified Party covering each Indemnified Party by the Company’s directors’ and officers’ liability insurance on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof; provided that if such insurance cannot be so maintained or obtained at such costs, Parent shall maintain or obtain as much of such insurance as can be so maintained or obtained at an annual premium amount not in excess of 300 percent of the current annual premium paid by the Company for such insurance (the “Maximum Premium”). The Company may prior to the Effective Time at its option purchase, for an amount not to exceed the aggregate Maximum Premium for six years, a six year “tail policy” on terms and conditions providing substantially equivalent benefits as the existing policies of directors’ and officers’ liability insurance maintained by the Company.  If such prepaid “tail policy” has been obtained by the Company prior to the Closing, it shall be deemed to satisfy all obligations to obtain insurance pursuant to this Section 6.6(c) and Parent shall cause the Surviving Corporation to maintain such policies in full force and effect, and continue to honor the respective obligations thereunder.

(d)  If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 6.6.

(e)  The provisions of this Section 6.6 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 6.6.

(f)  The agreements and covenants contained in this Section 6.6 shall not be deemed to be exclusive of any other rights to which any such Indemnified Party  is entitled, whether pursuant to Law, contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.6 is not prior to or in substitution for any such claims under any such policies.

SECTION 6.7   Notification of Certain Matters.  The Company shall, upon obtaining knowledge of any of the following, give prompt notice to Parent, and Parent shall, upon obtaining knowledge of any of the following, give prompt notice to the Company, of (i) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would be likely to cause any representation or warranty of such party contained in this Agreement, which is qualified as to materiality, to be untrue or inaccurate, or any representation or warranty of such party not so qualified, to be untrue or inaccurate in any material respect, at or prior to the Effective Time, (ii) any material failure of the Company or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, (iii) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would be likely to cause any condition to the obligations of any party to effect the transactions contemplated hereby not to be satisfied, (iv) any notice of, or other communication relating to, a default or event which, with notice or lapse of time or both, would become a default, received by it or any of its Subsidiaries subsequent to the date of this Agreement and prior to the Effective Time, under any contract or agreement material to the financial condition, properties, businesses, results of operations or prospects of it and its Subsidiaries taken as a whole to which it or any of its Subsidiaries is a party or is subject, (v) any notice or other communication from any Governmental Entity in connection with the Merger, (vi) (x) any actions, suits, claims, investigations or other proceedings (or communications indicating that the same may be contemplated) commenced or threatened against the Company or any of its Subsidiaries which, in each case, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.9 or 3.13 or which relate to the consummation of the Merger, (y) any disputes, disagreements, claims or any legal proceedings of any nature, which, in each case, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.18(h) or (z) any notice in writing received by the Company or any of its Subsidiaries which if received on or prior to the date of this Agreement, would have been required to have been disclosed pursuant Section 3.19, (vii) any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement, or (viii) any event or occurrence that has, or would reasonably be expected to have, a Material Adverse Effect with respect to it; provided, however, that the delivery of any notice pursuant to this Section 6.7 shall not cure such breach or non-compliance or limit or otherwise affect the remedies available hereunder to the party receiving such notice.

SECTION 6.8  Fees and Expenses.  Subject to Sections 5.4(d), 8.5(b) and 8.5(c), whether or not the Merger is consummated, all Expenses (as hereinafter defined) incurred in connection with this Agreement, and the transactions contemplated hereby shall be paid by the party incurring such Expenses.  As used in this Agreement, “Expenses” includes all reasonable and documented out-of-pocket expenses (including, without limitation, all filing costs and reasonable fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with, or related to, the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, filing, printing and mailing of the Proxy Statement and the solicitation of shareholder approvals and all other matters related to the transactions contemplated hereby; provided, that Expenses incurred in connection with the printing and mailing of the Proxy Statement and Schedule 13E-3 and, to the extent applicable, filing fees with respect to Governmental Antitrust Entities shall be shared equally by Parent and the Company.

SECTION 6.9   Delisting of Stock.  Parent shall use reasonable efforts to cause the Shares of the Company to be de-listed from the NASDAQ Global Market and the Company de-registered under the Exchange Act as promptly as practicable after the Effective Time.

SECTION 6.10 Anti-takeover Statutes.  If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of Parent and the Company shall use their respective reasonable efforts to take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or lawfully minimize the effects of any Takeover Statute on the Merger or the other transactions contemplated by this Agreement.

SECTION 6.11 Resignations.  To the extent requested by Parent in writing at least three business days prior to Closing, on the Closing Date, the Company shall use reasonable efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of the Company and the Subsidiaries designated by Parent.

SECTION 6.12 Participation in Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any shareholder litigation against the Company and/or its directors relating to the transactions contemplated hereby, and no such litigation shall be settled or compromised without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

SECTION 6.13 Amendment to Buyer Group Contracts.  Parent and Merger Sub shall promptly notify the Company, and provide a complete and accurate copy, of (a) any amendment, modification, withdrawal or termination of any Buyer Group Contract; or (b) any new agreement, arrangement or understanding entered into between two or more of the Buyer Group Parties with respect to any securities of the Company.

SECTION 6.14 Merger Sub. Parent will take all reasonable actions necessary to (a) cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement and (b) ensure that, prior to the Effective Time, Merger Sub shall not conduct any business or make any investments other than as specifically contemplated by this Agreement, or incur or guarantee any indebtedness.

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

SECTION 7.1   Conditions to Each Party’s Obligations to Effect the Merger.  The respective obligations of each party to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Effective Time of each of the following conditions:

(a)  This Agreement and the transactions contemplated hereby, including the Merger, shall have been approved and adopted by the Required Company Vote at the Company Shareholders Meeting in accordance with applicable Law and the memorandum and articles of association of the Company;

(b)  There shall not be in effect any Law of any Governmental Entity of competent jurisdiction, restraining, enjoining or otherwise preventing consummation of the transactions contemplated by this Agreement and no Governmental Entity shall have instituted any judicial or administrative proceeding which continues to be pending seeking any such Law; and

(c) All authorizations, consents or approvals of a Governmental Entity required in connection with the execution and delivery of this Agreement and the performance of the obligations hereunder shall have been made or obtained, without any limitation, restriction or condition that has or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (or an effect on Parent and its Subsidiaries that, were such effect applied to the Company and its Subsidiaries, would have or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect), except for such authorizations, consents or approvals, the failure of which to have been made or obtained does not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (or an effect on Parent and its Subsidiaries that, were such effect applied to the Company and its Subsidiaries, would have or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect).

SECTION 7.2   Conditions to the Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Effective Time of each of the following additional conditions, any or all of which may be waived in whole or part by Parent to the extent permitted by applicable Law:

(a)  The representations and warranties of the Company (i) set forth in Sections 3.3 and 3.22 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made on and as of such date and time, (ii) set forth in Section 3.6(a) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made on and as of such date and time, subject to the “Material Adverse Effect” qualifier therein, (iii) set forth in Section 3.2(a) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Closing Date as if made on and as of such date and time (except for representations and warranties made as of a specified date, only as of the specified date) and (iv) set forth in this Agreement (other than those Sections specifically identified in clauses (i), (ii) and (iii)) without giving any effect as to any “materiality” or “Material Adverse Effect” qualification therein, shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, only as of the specified date), except, in the case of this clause (iv), where the failure to be true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)  The Company shall have performed or complied in all material respects with all covenants and agreements contained herein required to be performed or complied with by it prior to or at the time of the Closing.

(c)  The Company shall have delivered to Parent a certificate, dated the date of the Closing, signed by an executive officer of the Company, certifying as to the fulfillment of the conditions specified in Sections 7.2(a) and 7.2(b).

(d)  Since the date of this Agreement, there shall not have been any effect, change, event or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(e)  The holders of no more than 10% of the Shares shall have validly served a written objection under Section 238(2) of the Cayman Companies Law.

SECTION 7.3   Conditions to the Obligations of the Company.  The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Effective Time of each of the following conditions, any or all of which may be waived in whole or in part by the Company to the extent permitted by applicable Law:

(a)  The representations and warranties of Parent and Merger Sub contained in this Agreement, to the extent qualified by a materiality qualification, shall be true and correct and, to the extent not so qualified, shall be true and correct in all material respects, as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, which need be true and correct, or true and correct in all material respects, as the case may be, only as of the specified date).

(b)  Each of Parent and Merger Sub shall have performed or complied in all material respects with all covenants and agreements contained herein required to be performed or complied with by it prior to or at the time of the Closing.

(c)  Each of Parent and Merger Sub shall have delivered to the Company a certificate, dated the date of the Closing, signed by a designated director of Parent and a designated director of Merger Sub, certifying as to the fulfillment of the conditions specified in Section 7.3(a) and 7.3(b).

ARTICLE VIII

TERMINATION; AMENDMENT; WAIVER

SECTION 8.1   Termination by Mutual Agreement.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Required Company Vote, by mutual written consent of the Company and Parent by action of their respective Boards of Directors (in the case of the Company, acting upon the recommendation of the Independent Committee).

SECTION 8.2   Termination by Either Parent or the Company.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Board of Directors of either Parent or the Company if:

(a)  the Merger shall not have been consummated by the date falling six months from the date of this Agreement (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 8.2(a) shall not be available to a party if the failure of the Merger to have been consummated on or before the Termination Date was primarily due to the breach or failure of such party to perform in a material respect any of its obligations under this Agreement;

(b)  the Company Shareholders Meeting shall have occurred and the Required Company Vote shall not have been obtained at the Company Shareholders Meeting or at any adjournment or postponement thereof; or

(c)  any Law or injunction having the effect set forth in Section 7.1(b) shall be in effect and shall have become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.2(c) shall not be available to a party if the issuance of such final, non-appealable Law or injunction was primarily due to the breach or failure of such party to perform in a material respect any of its obligations under this Agreement.

SECTION 8.3   Termination by the Company.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Company Board if:

(a)  the representations and warranties of Parent or Merger Sub shall not be true and correct or Parent or Merger Sub shall have breached or failed to perform any of their covenants or agreements contained in this Agreement, which failure to be true and correct, breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.3(a) or 7.3(b) and (ii) cannot be cured by the Termination Date, or if capable of being cured, shall not have been cured within 30 days following receipt by Parent or Merger Sub of written notice of such breach or failure to perform from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 8.3(a) and the basis for such termination (or, if earlier, the Termination Date); provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.3(a) if it is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in any condition to Closing set forth in Section 7.2(a) or 7.2(b) not being satisfied;

(b)  if (i) all of the conditions set forth in Sections 7.1 and 7.2 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied, (ii) the Company has irrevocably confirmed by notice to Parent that all conditions set forth in Section 7.3 have been satisfied or that it is willing to waive any unsatisfied conditions in Section 7.3 and (iii) the Merger shall not have been consummated within three business days after the delivery of such notice; or

(c)  prior to the receipt of the Requisite Company Vote, in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal that was unsolicited and did not otherwise result from a breach of Section 6.2(a); provided that the Company has complied in all material respects with the requirements of Section 6.2(b).

SECTION 8.4   Termination by Parent.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by Parent if:

(a)  (i) the representations and warranties of the Company shall not be true and correct or the Company shall have breached or failed to perform any of its covenants or agreements contained in this Agreement, which failure to be true and correct, breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.2(a) or 7.2(b) and (B) cannot be cured by the Termination Date, or if capable of being cured, shall not have been cured within 30 days following receipt by the Company of written notice of such breach or failure to perform from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 8.4(a) and the basis for such termination (or, if earlier, the Termination Date); or (ii) the Company shall have breached in any material respect its obligations under Section 6.2, which breach (A) would give rise to the failure of a condition set forth in Section 7.2(b) and (B) cannot be cured by the Termination Date, or if capable of being cured, shall not have been cured within (x) 10 business days following receipt of written notice of such breach from Parent or (y) any shorter period of time that remains between the date Parent provides written notice of such breach and the Termination Date; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.4(a) if it is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in any condition to Closing set forth in Section 7.3(a) or Section 7.3(b) not being satisfied; or

(b)  (i) the Company Board shall have effected a Change of Recommendation in a manner adverse to Parent; (ii) the Company Board shall have approved, recommended, or otherwise declared advisable or proposed to approve, recommend or declare advisable (publicly or otherwise) any Acquisition Proposal; (iii) the Company shall have entered into an Alternative Acquisition Agreement; (iv) the Company or the Company Board shall have publicly announced its intention to do any of the foregoing or (v) the Company shall have failed to include the Company Recommendation in the Proxy Statement, or failed to hold the Company Shareholders Meeting pursuant to Section 6.3.

SECTION 8.5   Effect of Termination and Abandonment.  (a)  In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, written notice thereof shall be given to the other party or parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall become void and of no effect with no liability on the part of any party hereto (or of any of its Representatives); provided, however, that (i) this Section 8.5, Section 5.3(c), Section 5.4(d), Section 6.8 and Article IX and the Limited Guaranties (in each case, subject to the terms thereof) shall remain in full force and effect and survive termination of this Agreement, (ii) no such termination shall relieve any party hereto of any liability or damages resulting from (A) any willful breach of any representations or warranties contained in this Agreement prior to such termination or (B) any breach of any covenant or agreement contained in this Agreement prior to such termination, and (iii) nothing shall relieve any party from liability for fraud.

(b)  In the event that (i) this Agreement is terminated by Parent pursuant to Section 8.4(a), (ii) (A) an Acquisition Proposal shall have been made, proposed or communicated (and not withdrawn), after the date hereof and prior to the termination of this Agreement, (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by the Company pursuant to Section 8.2(a) and (C) within 12 months of the termination of this Agreement, any definitive agreement in connection with an Acquisition Proposal by a third party is entered into or any Acquisition Proposal is consummated by the Company (whether or not the Acquisition Proposal was the same Acquisition Proposal referred to in clause (A)), (iii) this Agreement is terminated by Parent pursuant to Section 8.4(b) or (iv) this Agreement is terminated by the Company pursuant to Section 8.3(c), then the Company shall (x) pay Parent or its designee a termination fee (the “Termination Fee”) of $3,000,000 in the event of a termination pursuant to Section 8.5(b)(i), or $6,000,000 in the event of a termination pursuant to Section 8.5(b)(ii), (iii) or (iv) (and the applicable Termination Fee shall be paid in same-day funds (1) within two business days after such termination in the case of a termination referred to in Section 8.5(b)(i) or (iii), (2) on the earlier of the date an agreement is entered into with respect to an Acquisition Proposal or an Acquisition Proposal is consummated in the case of a termination referred to in Section 8.5(b) (ii), or (3) contemporaneously, and as a condition of such termination, in the case of a termination referred to in Section 8.5(b)(iv)) and (y) pay Parent in same-day funds, as promptly as possible (but in any event within two business days) following the delivery by Parent of an invoice therefor, all Expenses incurred by Parent, Merger Sub and their respective Affiliates (other than the Company) in connection with the transactions contemplated by this Agreement, including the Equity Financing; it being understood that in no event shall the Company be required to pay the applicable Termination Fee on more than one occasion. In the event that Parent or its designee shall receive full payment of the Termination Fee and reimbursement of any applicable Expenses pursuant to this Section 8.5(b), the receipt of the Termination Fee together with such Expenses shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub or any other Person arising out of or in connection with this Agreement, the Subscription Agreement, any of the transactions contemplated hereby and thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination, and none of Parent, Merger Sub or any other Person shall be entitled to bring or maintain any claim, action or proceeding against any Company Related Party arising out of or in connection with this Agreement, any of the transactions contemplated hereby and thereby (and the abandonment or termination hereof or thereof) or any matters forming the basis for such termination; provided, however, that nothing in this Section 8.5(b) shall limit the rights of Parent and Merger Sub under Section 9.8. For the avoidance of doubt, subject to Section 9.8, in the event Parent or its designee shall receive payment from the Company of the Termination Fee and the Expenses referred to in this Section 8.5(b), the receipt of such Termination Fee and Expenses shall be the sole and exclusive remedy of the Parent Related Parties against the Company Related Parties for any loss or damage suffered or incurred arising out of or in connection with this Agreement, any of the transactions contemplated hereby and thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination, and upon payment of such amount(s), none of the Company Related Parties shall have any further liability or obligation arising out of or in connection with this Agreement, the Subscription Agreement, any of the transactions contemplated hereby and thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination.  Each of Parent and Merger Sub acknowledges and agrees that it has no right of recovery against, and in no event shall any of the Parent Related Parties seek to recover any damages from or make any claim against, any Company Related Party (other than its rights against the Company under this Agreement).

(c)  In the event that this Agreement is terminated by the Company pursuant to Section 8.3(a) or Section 8.3(b), then Parent shall (x) pay, or cause to be paid, to the Company or its designee a termination fee of $6,000,000 (the “Parent Termination Fee”) in same-day funds, within two business days after such termination and (y) pay, or cause to be paid, to the Company in same-day funds, as promptly as possible (but in any event within two business days) following the delivery by the Company of an invoice therefor, all Expenses incurred by the Company and its Affiliates (other than Parent, Merger Sub or any members of the Consortium) in connection with the transactions contemplated by this Agreement; it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.  In the event that the Company or its designee shall receive full payment of the Parent Termination Fee and the Expenses reimbursement payment pursuant to this Section 8.5(c), the receipt of the Parent Termination Fee together with such Expenses and Expenses under Section 5.4(d) shall be the sole and exclusive remedy of the Company and any Company Related Party, and shall deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company, its Subsidiaries or any other Person arising out of or in connection with this Agreement, the Subscription Agreement, any of the transactions contemplated hereby and thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination, and none of the Company, any Company Related Party or any other Person shall be entitled to bring or maintain any claim, action or proceeding against any Parent Related Party arising out of or in connection with this Agreement, the Subscription Agreement, any of the transactions contemplated hereby and thereby (and the abandonment or termination hereof or thereof) or any matters forming the basis for such termination.  For the avoidance of doubt, the right of the Company and its designees to receive payment from Parent of the Parent Termination Fee and the Expenses referred to in this Section 8.5(c) shall be the sole and exclusive remedy of the Company Related Parties against the Parent Related Parties for any loss or damage suffered or incurred arising out of or in connection with this Agreement or the Subscription Agreement, any of the transactions contemplated hereby and thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination, and upon payment of such amount(s), none of the Parent Related Parties shall have any further liability or obligation arising out of or in connection with this Agreement or the Subscription Agreement, any of the transactions contemplated hereby and thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination.  The Company acknowledges and agrees that it has no right of recovery against, and in no event shall any of the Company Related Parties seek to recover any damages from or make any claim against, any Parent Related Party (other than its rights against Parent or Merger Sub under this Agreement or against the Guarantors under their respective Limited Guaranties).

(d)  Each of the parties hereto acknowledges that the agreements contained in this Section 8.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other parties would not have entered into this Agreement; accordingly, if the Company or Parent, as the case may be, fails to promptly pay the amount due pursuant to this Section 8.5, and, in order to obtain such payment, Parent or the Company, as the base may be, commences a suit which results in a judgment against the other party, with respect to Parent or Merger Sub, or parties, with respect to the Company for amounts set forth in this Section 8.5, such  paying party shall pay the other party or parties, as applicable, its reasonable and documented costs and expenses (including attorneys’ fees) in connection with such suit.

SECTION 8.6   Amendment.  This Agreement may be amended by action taken by the Company, Parent and Merger Sub at any time before or after approval of the Merger by the Required Company Vote but, after any such approval, no amendment shall be made which requires the approval of such shareholders under applicable Law without such approval.  This Agreement may not be amended except by an instrument in writing signed on behalf of the parties hereto.

SECTION 8.7   Extension; Waiver.  At any time prior to the Effective Time, each party hereto (for these purposes, Parent and Merger Sub shall together be deemed one party and the Company shall be deemed the other party) may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document, certificate or writing delivered pursuant hereto, or (c) waive compliance by the other party with any of the agreements or conditions contained herein.  Any agreement on the part of either party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.  The failure of either party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

ARTICLE IX

MISCELLANEOUS

SECTION 9.1   Nonsurvival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any schedule or instrument delivered pursuant to this Agreement shall survive beyond the Effective Time.  None of the covenants and agreements in this Agreement shall survive beyond the Effective Time, other than the covenants and agreements contained in this Article IX, the agreements of the Company, Parent and Merger Sub contained in Article II and those other covenants and agreements of the parties which by their terms apply or contemplate performance after the Effective Time until fully performed.

SECTION 9.2   Entire Agreement; Assignment.  (a)  This Agreement (including the Company Disclosure Schedule, the Parent Disclosure Schedule and other exhibits and annexes thereto), together with the Limited Guaranties and the Confidentiality Agreement, constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

(b)  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by operation of Law (including, but not limited to, by merger or consolidation) or otherwise by any of the parties without the prior written consent of the other parties; provided, however, that prior to the Effective Time, Merger Sub may assign, in its sole discretion, all (but not less than all) of its rights, interests and obligations under this Agreement to any direct wholly owned Subsidiary of Parent, but no such assignment shall relieve Parent or Merger Sub of its obligations hereunder if such assignee does not perform such obligations.  Any assignment in violation of the preceding sentence shall be void.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 9.3   Notices.  All notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by registered or certified mail, postage prepaid, by facsimile (which is confirmed) or overnight courier (with proof of delivery) to a party at the following address for such party:

if to Parent or to Merger Sub, to:

Huge Harvest Enterprises Limited
21/F, Block D, The Place Tower
No.9 Guanghua Road, Chaoyang District
Beijing 100020, China
Attention: Dongping Fei
Facsimile: +(86) 10 57091199

and

ARCH Digital Holdings Ltd.
c/o ARC Advisors (HK) Limited
32/F, AIA Central
1 Connaught Road, Central
Hong Kong
Attention: Allan Liu
Facsimile: +(852) 3115 0244

and

GM Investment Company Limited
48/F, Bank of China Tower
1 Garden Road, Central
Hong Kong
Attention: Kong Kam Yu Sammy
Facsimile: +(852) 3605 8189

with a copy to (which shall not constitute notice):

Cleary Gottlieb Steen & Hamilton LLP
c/o Cleary Gottlieb Steen & Hamilton (Hong Kong)
39th Floor, Bank of China Tower
1 Garden Road, Central
Hong Kong
Attention: Sang Jin Han
Facsimile: + (852) 2160 7807

and

Conyers Dill & Pearman
2901 One Exchange Square
8 Connaught Place, Central
Hong Kong
Attention: David Lamb
Facsimile: + (852) 2845 9268

and

Simpson Thacher & Bartlett LLP
35/F, ICBC Tower
3 Garden Road, Central
Hong Kong
Attention: Kathryn King Sudol
Facsimile: + 1 (212) 455-2502

if to the Company, to:

Funtalk China Holdings Limited
21/F, Block D, The Place Tower
No. 9 Guanghua Road, Chaoyang District
Beijing 100020, PRC
Attention: Maggie Wang
Facsimile: +86 (10) 5709 1009

with a copy to (which shall not constitute notice):

Latham & Watkins
41st Floor, One Exchange Square
8 Connaught Place, Central
Hong Kong
Attention: David T. Zhang
Facsimile: +852 2522 7006

and

Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
1 Jianguomenwai Avenue
Beijing 100004, PRC
Attention: Peter Huang
Facsimile: +86 (10) 6535 5577

or to such other address as the person to whom notice is given may have previously furnished to the other in writing in the manner set forth above.  All notices, requests, instructions or other documents shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5 P.M. local time in the place of receipt and such day is a business day in the place of receipt.  Otherwise, any such notice, request, instruction or other document shall be deemed not to have been received until the next succeeding business day in the place of receipt.

SECTION 9.4   Governing Law and Venue.

(a) This Agreement shall be governed by and construed in accordance with the Laws of the Cayman Islands, without giving effect to the choice of Law principles thereof.

(b) Any dispute, controversy or claim arising out of or relating to this Agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Agreement) (each, a “Dispute”) shall be finally settled by arbitration.

(i)       The place of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the Arbitration Rules of the HKIAC in force at the date of commencement of the arbitration (the “HKIAC Rules”).

(ii)      The arbitration shall be decided by a tribunal of three (3) arbitrators, whose appointment shall be in accordance with the HKIAC Rules.

(iii)     Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English.

(iv)     Subject to the agreement of the tribunal, any Dispute(s) which arise subsequent to the commencement of arbitration of any existing Dispute(s), shall be resolved by the tribunal already appointed to hear the existing Dispute(s).

(v)      The award of the arbitration tribunal shall be final and conclusive and binding upon the parties as from the date rendered.

(vi)     Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets. For the purpose of the enforcement of an award, the parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

(c) By agreeing to arbitration, subject to the last sentence of Section 9.8, (i) the parties do not intend to deprive any court of competent jurisdiction of its ability to issue any form of provisional or equitable remedy, including but not limited to a preliminary injunction, injunction, action for specific performance or attachment in aid of the arbitration, or any interim or conservatory measure and (ii) a request for such provisional remedy or interim or conservatory measure by a party to a court shall not be deemed a waiver of this agreement to arbitrate.

SECTION 9.5   Descriptive Headings.  The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

SECTION 9.6 No Third Party Beneficiaries .  Except as expressly set forth in Section 6.6, this Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement; provided, that the Company Related Parties and the Parent Related Parties shall be express third party beneficiaries of the last three sentences of Section 8.5(b) and the last three sentences of Section 8.5(c), respectively, and may rely upon and enforce such provision against Parent and Merger Sub (in the case of Section 8.5(b)) or against the Company (in the case of Section 8.5(c)) (but shall not hereby assume any liability under this Agreement or in connection with the transactions contemplated hereby).  Each of Parent, Merger Sub and the Company hereby agrees that its representations, warranties and covenants in this Agreement are for the sole benefit of the other parties hereto.  Persons other than the parties hereto may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date hereof or as of any other date.

SECTION 9.7 Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.  If any provision of this Agreement, or the application thereof to any person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

SECTION 9.8 Enforcement; Jurisdiction.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the Company. Subject to the preceding sentence, prior to the termination of this Agreement pursuant to Section 8.1, Section 8.2, Section 8.3 or Section 8.4, it is accordingly agreed that Parent and Merger Sub shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement against the Company, this being in addition to any other remedy to which they are entitled at Law or in equity.  Notwithstanding anything herein to the contrary, (i) while Parent and Merger Sub may pursue both a grant of specific performance and the payment of the Termination Fee and Expenses referred to in Section 8.5(b), under no circumstances shall Parent and Merger Sub be permitted or entitled to receive both a grant of specific performance that results in a Closing and payment of the Termination Fee and Expenses referred to in Section 8.5(b) and (ii) the Company shall not pursue or be entitled to a grant of specific performance under this Agreement.

SECTION 9.9 Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

SECTION 9.10 Interpretation.  (a)  The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  All terms defined in this Agreement shall have the defined meanings contained herein when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms.  Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time, amended, qualified or supplemented, including (in the case of agreements and instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and all attachments thereto and instruments incorporated therein.  References to a person are also to its permitted successors and assigns.

(b)  The parties have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

SECTION 9.11 Definitions.  (a)  “Acquisition Proposal” means a bona fide written offer or proposal from any Person regarding any of the following (other than the transactions contemplated by this Agreement) involving the Company or any of its Subsidiaries, in a single transaction or series of related transactions:  (i) any scheme of arrangement, merger, consolidation, share exchange, recapitalization, business combination or other similar transaction that, if consummated, would result in any Person beneficially owning 20 percent or more of the outstanding Shares; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets of the Company and its Subsidiaries equal to 20 percent or more of the Company’s consolidated assets; (iii) any tender offer or exchange offer for 20 percent or more of the outstanding Shares; (iv) any acquisition of 20 percent or more of the outstanding Shares; or (iv) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets and Shares involved is 20 percent or more.

(b)  “Affiliate” means, as to any Person, (i) any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person.  For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise and (ii) with respect to any natural Person, any member of the immediate family of such natural Person.

(c)  “beneficial ownership” or “beneficially own” shall have the meaning provided in Section 13(d) of the Exchange Act and the rules and regulations thereunder.

(d)  “business day” means any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in New York, New York, the Cayman Islands, Hong Kong or Beijing, China.

(e)  “Company Related Party” means the Company and its Subsidiaries and any of their respective former, current and future officers, employees, directors, partners, shareholders, management members or Affiliates (excluding any Parent Related Party).

(f)  “Consortium” means, collectively, ARCH Digital Holdings Ltd., Capital Ally Investments Limited, GM Investment Company Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited and Trend Focus Limited.

(g)  “Consortium Agreement” means the consortium agreement dated as of March 25, 2011 by and among each member of the Consortium, as amended or supplemented from time to time.

(h)  “know” or “knowledge” means, (i) with respect to the Company, the actual (but not constructive or imputed) knowledge of Dongping Fei, Kuo Zhang, Hengyang Zhou, Francis Kwok Cheong Wan, Jackie Leong, Maggie Wang, Johnson Zhang, Riva Zhang and Min Gao and (ii) with respect to Parent and Merger Sub, the actual (but not constructive or imputed) knowledge of Allan Liu, Dongping Fei, Kuo Zhang, Hengyang Zhou and Francis Kwok Cheong Wan.

(i)  “Law” means any United States federal, state or local, non-United States national, provincial or local, or multinational law, statute or ordinance, common law, or any rule, regulation, directive, treaty provision, governmental guidelines or interpretations having the force of law, Permits and Orders of any Governmental Entity.

(j)  “Material Adverse Effect” means any change, circumstance, event, effect or occurrence that has or would reasonably be expected to have a material adverse effect on the business, consolidated results of operations, assets or financial condition of the Company and its Subsidiaries taken as a whole or would or would reasonably be expected to prevent or materially impair or delay the consummation of the transactions contemplated by this Agreement; provided, however, that none of the following shall constitute or be taken into account, individually or in the aggregate, in determining whether a Material Adverse Effect has occurred or may, or would occur: any change, circumstance, event, effect or occurrence:

(i)     generally affecting (A) the industry in which the Company and its Subsidiaries operate, (B) general business, economic or political conditions or (C) the credit or financial or capital markets, in the United States or elsewhere in the world, including changes in interest or exchange rates;

(ii)    to the extent arising out of or resulting from (A) changes in Law or in generally accepted accounting principles or in accounting standards or the interpretation or enforcement thereof after the date of this Agreement or prospective changes in Law or in generally accepted accounting principles or in accounting standards or the interpretation or enforcement thereof, or any changes in general regulatory or political conditions, (B) acts of war (whether or not declared), sabotage, armed hostility or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), sabotage, armed hostility or terrorism, (C) pandemics, earthquakes, hurricanes, tornados or other natural disasters or other force majeure events, (D) any action taken by the Company or its Subsidiaries that is required by this Agreement or the failure by the Company or its Subsidiaries to take any action that is prohibited by this Agreement or with the advance written consent or at the written request of Parent or Merger Sub (other than for purposes of any representation or warranty contained in Sections 3.3 and 3.7), (E) any change or prospective change in the Company’s credit ratings, (F) any decline in the market price, or change in trading volume, of the capital stock of the Company, (G) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published predictions of revenue, earnings, cash flow or cash position, (H) the consummation of the transactions contemplated by, or the announcement of the execution of, this Agreement (other than for purposes of any representation or warranty contained in Sections 3.3 and 3.7) or (I) any breach of this Agreement by Parent or Merger Sub (it being understood that the exceptions in clauses (E), (F) and (G) shall not prevent or otherwise affect a determination that the underlying cause of any such change, prospective change, decline or failure referred to therein is a Material Adverse Effect);

(iii)   provided, further, however, that any change,  circumstance, effect, event or occurrence referred to in clauses (i) or (ii)(A), (B) or (C) shall be taken into account for purposes of such clause only to the extent such change, circumstance, effect, event or occurrence does not adversely affect the Company and its Subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other participants in the industry in which the Company and its Subsidiaries operate.

(k)  “Parent Related Party” means Parent, Merger Sub, the Equity Provider, the parties to the Subscription Agreement, or any of their respective former, current and future general or limited partners, shareholders, financing sources, managers, members, agents, directors, officers, employees or Affiliates.

(l)  “Permitted Liens” means (i) Liens for Taxes, assessments and other charges or levies by Governmental Entities not yet due and payable or that are being contested in good faith and by appropriate proceedings, (ii) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s or other similar Liens or security interests arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Company or any of its Subsidiaries or that secure a liquidated amount that is being contested in good faith and by appropriate proceedings, (iii) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions) between the Company and its Subsidiaries or otherwise granted to third parties in the ordinary course of business by the Company or its Subsidiaries, (iv) Liens imposed by applicable Law; (v) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (vi) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business, (vii) easements, covenants and rights of way and other similar restrictions of record, and zoning, building and other similar restrictions which, individually or in the aggregate, do not and would not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries, (viii) Liens (x) securing indebtedness or liabilities that are reflected in the Company SEC Reports, (y) incurred in the ordinary course of business since the date of the most recent Annual Report on Form 20-F filed with the SEC by the Company that have been disclosed to Parent in writing as of the date of this Agreement, or (z) securing indebtedness or liabilities that have otherwise been disclosed to Parent in writing as of the date of this Agreement; (ix) matters which would be disclosed by an accurate survey or inspect of the real property which do not materially impair the occupancy or use of such real property which they encumber; (x) minor encroachments including but not limited to foundations and retaining walls, (xi) standard survey and title exceptions and (xii) any other Liens that have been incurred or suffered in the ordinary course of business and that are not material in amount or do not materially detract from the value of or materially impair the existing use of the property affected by such Lien.

(m)  “Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange Act).

(n)  “PRC” means the People’s Republic of China.

(o)  “Subsidiary” means, when used with reference to any entity, any corporation or other organization, whether incorporated or unincorporated, (i) of which such party or any other Subsidiary of such party is a general or managing partner, (ii) the outstanding voting securities or interests of which, having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization, are directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries or (iii) of which such person controls through VIE Contracts. For the avoidance of doubt, Subsidiaries of the Company shall include VIE and the Subsidiaries of VIE.

(p)  “Superior Proposal” means an Acquisition Proposal that the Company Board (acting through the Independent Committee) has determined, after consultation with its outside financial advisors and legal counsel, in its good faith judgment is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financial aspects (including certainty of closing, taking into account relevant factors, including the share ownership of the members of the Consortium) of the proposal and the Person making the proposal, and if consummated, would result in a transaction more favorable to the Company’s shareholders from a financial point of view than the transaction contemplated by this Agreement (including any revisions to the terms of this Agreement proposed by Parent in response to such proposal or otherwise); provided, that for purposes of the definition of “Superior Proposal”, references to the “20 percent” in the definition of Acquisition Proposal shall be deemed references to “50 percent”.

(q)  “VIE” means Beijing Funtalk Century Telecommunications Equipment Retail Chain Co. Ltd.

(r)  “VIE Contracts” means the following agreements:

(i)     The exclusive business cooperation agreement between WFOE and Beijing Dongdian Infinity Technology Co., Ltd.;

(ii)    The exclusive business cooperation agreement between WFOE and VIE;

(iii)   The equity interest pledge agreement among WFOE, VIE and Beijing Dongdian Infinity Technology Co., Ltd., the equity interest pledge agreement among Mr. Dongping Fei, WFOE and VIE and the equity interest pledge agreement among Mr. Zhikuan Guan, WFOE and VIE (collectively, the “Equity Pledge Agreements”);

(iv)   The exclusive option agreement among WFOE, VIE and Beijing Dongdian Infinity Technology Co., Ltd. and the exclusive option agreement among Mr. Dongping Fei, WFOE and VIE and the exclusive option agreement among Mr. Zhikuan Guan, WFOE and VIE (the “Option Agreements”);

(v)    The proxies issued by VIE to WFOE;

(vi)   The power of attorneys executed by each of Mr. Dongping Fei and Mr. Zhikuan Guan to WFOE; and

(vii)  The power of attorney executed by VIE to WFOE.

(s)  “WFOE” means Beijing Funtalk Century Technology Group Company Limited.

[signature page follows]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

Fortress Group Limited

By:	/s/ Kuo Zhang
Name:
Title:

Fortress Merger Sub Limited

By:	/s/ Kuo Zhang
Name:
Title:

Funtalk China Holdings Limited

By:	/s/ Hua Yang
Name:
Title:

Appendix 1

PLAN OF MERGER

THIS PLAN OF MERGER is made on [●] 2011.

BETWEEN

(1)
FORTRESS MERGER SUB LIMITED, an exempted company incorporated under the laws of the Cayman Islands on 3 May 2011, with its registered office situate at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands (“Mergersub”); and

(2)
FUNTALK CHINA HOLDINGS LIMITED, an exempted company with limited liability registered by way of continuation under the laws of the Cayman Islands on 9 July 2009, with its registered office situate at  PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (“Funtalk” or “Surviving Company” and together with Mergersub, the “Constituent Companies”).

WHEREAS

(a)
Mergersub and Funtalk have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an agreement (the “Agreement”) dated 31 May 2011 made between Fortress Group Limited, Mergersub and Funtalk, a copy of which is attached as Annex A to this Plan of Merger and under the provisions of Part XVI of the Companies Law Cap.22 (Law 3 of 1961, as consolidated an revised) (the “Companies Law”).

(b)	This Plan of Merger is made in accordance with section 233 of the Companies Law.

WITNESSETH

CONSTITUENT COMPANIES

1.	The Constituent Companies to the Merger are Fortress Merger Sub Limited and Funtalk China Holdings Limited.

NAME OF THE SURVIVING COMPANY

2.	The name of the Surviving Company shall be Funtalk China Holdings Limited.

REGISTERED OFFICE

3.	The Surviving Company shall have its registered office at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY 1-1104, Cayman Islands.

AUTHORISED AND ISSUED SHARE CAPITAL

4.	Immediately prior to the Merger the authorized share capital of Mergersub was US$50,000 divided into 50,000,000 ordinary shares of US$0.001 par value per share all of which have been issued.

5.
Immediately prior to the Merger the authorized share capital of Funtalk was US$1,000,000 divided into 1,000,000,000 ordinary shares of US$0.001 par value per share of which 60,263,183 ordinary shares had been issued fully paid.

6.	The authorized share capital of the Surviving Company shall be US$[●] divided into [●] ordinary shares of US$[●] par value per share.

7.	On the Effective Date (as defined below) and in accordance with the terms and conditions of the Agreement:

(a)
Each ordinary share, par value US$0.001 per share, of Funtalk, other than (i) any Dissenters Shares (as defined in the Agreement); and (ii) Consortium Shares (as defined in the Agreement); and (iii) any ordinary shares beneficially owned (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934)  by any direct or indirect wholly owned subsidiary of Funtalk (“Excluded Shares”) shall be cancelled in exchange for the right to receive the Merger Consideration (as defined in the Agreement).

(b)	Consortium Shares and any Excluded Shares shall be cancelled for no consideration.

(c)
Dissenters Shares shall be cancelled in exchange for a payment resulting from the procedure in section 238 of the Companies Law unless any holders of Dissenters Shares fail to exercise or withdraw their appraisal rights in which event they shall receive the Merger Consideration.

(d)	Each share of Mergersub shall be converted into and continue as an ordinary share of the Surviving Company.

8.	On the Effective Date the ordinary shares of the Surviving Company shall:

(a)	be entitled to one vote per share;

(b)	be entitled to such dividends as the board of directors of the Surviving Company may from time to time declare;

(c)
in the event of a winding-up or dissolution of the Surviving Company, whether voluntary or involuntary or for the purpose of a reorganization or otherwise or upon any distribution of capital, be entitled to the surplus assets; and

(d)	generally be entitled to enjoy all of the rights attaching to ordinary shares;

in each case as set out in the Articles of Association of the Surviving Company.

EFFECTIVE DATE

9.	The Merger shall take effect on [SPECIFY DATE] after the date this Plan of Merger is registered by the Registrar of Companies (the “Effective Date”).

PROPERTY

10.
On the Effective Date the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges or, security interests and all, contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

MEMORANDUM AND ARTICLES OF ASSOCIATION

11.
The Memorandum of Association and Articles of Association of Mergersub immediately prior to the Effective Date, shall be the Memorandum of Association and Articles of Association of the Surviving Company (save for references to the name and the registered office) on the Effective Date.

DIRECTORS BENEFITS

12.	There are no amounts or benefits payable to the directors of the Constituent Companies on the Merger becoming effective.

DIRECTORS OF THE SURVIVING COMPANY

13.	The names and addresses of the directors of the Surviving Company are as follows:

NAME	ADDRESS
[●]	[●]

[●]	[●]

SECURED CREDITORS

14.	(a) Mergersub has no secured creditors; and

(b)	Funtalk has no secured creditors.

RIGHT OF TERMINATION

15.	This Plan of Merger may be terminated pursuant to the terms and conditions of the Agreement.

Each of the undersigned, being all of the Directors of each of the Constituent Companies, has executed this Plan of Merger, which may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument, on the date indicated alongside the names below.

For and on behalf of FORTRESS MERGER SUB LIMITED:

[Name]	Date:
Director

For and on behalf of FUNTALK CHINA HOLDINGS LIMITED:

[Name]	Date
Director

ANNEX A

(the “Agreement”)

ANNEX B: Opinion of Merrill Lynch as Financial Advisor

May 30, 2011

The Independent Committee of the Board of Directors
Funtalk China Holdings Limited
21/F, Block D, The Place Tower
No. 9 Guanghua Road, Chaoyang District
Beijing, China 100020

Members of the Independent Committee of the Board of Directors:

We understand that Fortress Group Limited (“Parent”), Fortress Merger Sub Limited, a wholly owned subsidiary of Parent (“Merger Sub”), and Funtalk China Holdings Limited (the “Company”) propose to enter into the Agreement (as defined herein) pursuant to which, among other things, Merger Sub will be merged with and into the Company (the “Transaction”) with the Company continuing as the surviving corporation (the “Surviving Corporation”) and that, in connection with the Transaction, (a) each issued and outstanding ordinary share, par value $0.001 per share, of Merger Sub shall be converted into one fully paid and nonassessable ordinary share, par value $0.001 per share, of the Surviving Corporation, (b) each issued and outstanding ordinary share, par value $0.001 per share, of the Company (a “Share” or collectively, the “Shares”) (other than Excluded Shares as defined herein), shall be canceled in exchange for the right to receive an amount in cash equal to $7.20 per Share without interest (the “Consideration”) and (c) the Company will become a wholly owned subsidiary of Parent.  “Excluded Shares” shall mean Shares issued and outstanding that are beneficially owned (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended) by (i) Parent or Merger Sub, (ii) ARCH Digital Holdings Ltd., Capital Ally Investments Limited, GM Investment Company Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited or Trend Focus Limited (collectively, the “Consortium”), (iii) any direct or indirect wholly owned subsidiary of the Company, or (iv) holders who have validly exercised and not effectively withdrawn or lost their appraisal rights.

You have asked Merrill Lynch (Asia Pacific) Limited (“Merrill Lynch”) to provide an opinion (this “Opinion”) to the Independent Committee of the Board of Directors of the Company (the “Independent Committee”) as to whether, in our opinion, the Consideration to be received by the holders of the Shares (other than holders of Excluded Shares) pursuant to the Transaction is fair to such holders from a financial point of view.

In arriving at the opinion set forth below, we have, among other things:

(1)
Reviewed a draft of the Agreement and Plan of Merger among Parent, Merger Sub and the Company dated May 29, 2011 (the “Agreement”), a draft of the Limited Guaranty dated May 29, 2011, and a draft of the Subscription Agreement dated May 30, 2011;

(2)
Reviewed certain publicly available business and historical and projected financial information relating to the Company that we deemed to be relevant, including certain publicly researched analyst estimates with respect to the future financial performance of the Company;

(3)
Reviewed certain information, including financial forecasts for the fiscal years ending 2012 through 2016, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company;

Merrill Lynch (Asia Pacific) Ltd.
A Subsidiary of Bank of America Corporation
15/F, Citibank Tower, 3 Garden Road, Central, Hong Kong

(4)	Conducted discussions with members of senior management of the Company and certain of its representatives and advisors concerning the matters described in clauses 2 and 3 above;

(5)	Reviewed the market prices, trading volumes and valuation multiples for the Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

(6)	Reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that we deemed to be relevant;

(7)	Compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed to be relevant;

(8)	Participated in certain discussions and negotiations among representatives of the Company and the Consortium and their financial and legal advisors;

(9)	Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

In preparing this Opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or been furnished with any such evaluation or appraisal, nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters.  In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company.  With respect to the financial forecast information furnished to or discussed with us by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company’s management as to the expected future financial performance of the Company.  We have also assumed that the final form of the Agreement will conform in all material respects to the May 29, 2011 draft reviewed by us.

This Opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information available to us as of, the date hereof.

In connection with the preparation of this Opinion, we have not been authorized by the Company or the Independent Committee to solicit, nor have we solicited, third-party indications of interest for the acquisition of all or any part of the Company.  We are acting as financial advisor to the Independent Committee in connection with the Transaction and will receive a fee from the Company for our services, a significant portion of which is payable upon the delivery of this Opinion and another portion of which is contingent upon the consummation of the Transaction.  In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us for certain liabilities arising out of our engagement.

Merrill Lynch (Asia Pacific) Ltd.
A Subsidiary of Bank of America Corporation
15/F, Citibank Tower, 3 Garden Road, Central, Hong Kong

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals.  In the ordinary course of our business, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of the Company and certain of its affiliates.

We and our affiliates in the past have provided and in the future may provide investment banking, corporate banking, financial advisory and other financial services to the Company and its affiliates and have received and in the future may receive compensation for the rendering of such services.  In particular, we acted as Lead Left Joint Bookrunner and Stabilization Agent for the Company’s US$49 million follow-on equity offering in October 2010.

This Opinion is for the use and benefit of the Independent Committee in connection with its evaluation of the Transaction and may not be used for any other purpose without our prior written consent.  This Opinion does not address the merits of the underlying decision by the Company to engage in the Transaction and does not constitute a recommendation to any shareholder as to how to act or vote with respect to the Transaction or any matter related thereto.  In addition, you have not asked us to address, and this Opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Shares (other than holders of Excluded Shares).  In rendering this Opinion, we express no view or opinion with respect to the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors, or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration.  This Opinion has been authorized for issuance by the Asia Pacific Region Fairness Opinion Committee of Merrill Lynch.

On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of the Shares (other than holders of Excluded Shares) pursuant to the Transaction is fair from a financial point of view to such holders.

                       Very truly yours,

/s/ Merrill Lynch (Asia Pacific) Limited

MERRILL LYNCH (ASIA PACIFIC) LIMITED

Merrill Lynch (Asia Pacific) Ltd.
A Subsidiary of Bank of America Corporation
15/F, Citibank Tower, 3 Garden Road, Central, Hong Kong

ANNEX C: Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) – Section 238

238. Rights of dissenters

(1)	A member of a constituent company incorporated under this Law shall be entitled to payment of the fair value of his shares upon dissenting from a merger or consolidation.

(2)	A member who desires to exercise his entitlement under subsection (1) shall give to the constituent company, before the vote on the merger or consolidation, written objection to the action.

(3)	An objection under subsection (2) shall include a statement that the member proposes to demand payment for his shares if the merger or consolidation is authorised by the vote.

(4)
Within twenty days immediately following the date on which the vote of members giving authorisation for the merger or consolidation is made, the constituent company shall give written notice of the authorisation to each member who made a written objection.

(5)
A member who elects to dissent shall, within twenty days immediately following the date on which the notice referred to in subsection (4) is given, give to the constituent company a written notice of his decision to dissent, stating-

(a)	his name and address;

(b)	the number and classes of shares in respect of which he dissents; and

(c)	a demand for payment of the fair value of his shares.

(6)	A member who dissents shall do so in respect of all shares that he holds in the constituent company.

(7)
Upon the giving of a notice of dissent under subsection (5), the member to whom the notice relates shall cease to have any of the rights of a member except the right to be paid the fair value of his shares and the rights referred to in subsections (12) and (16).

(8)
Within seven days immediately following the date of the expiration of the period specified in subsection (5), or within seven days immediately following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company shall make a written offer to each dissenting member to purchase his shares at a specified price that the company determines to be their fair value; and if, within thirty days immediately following the date on which the offer is made, the company making the offer and the dissenting member agree upon the price to be paid for his shares, the company shall pay to the member the amount in money forthwith.

(9)
If the company and a dissenting member fail, within the period specified in subsection (8), to agree on the price to be paid for the shares owned by the member, within twenty days immediately following the date on which the period expires-

(a)	the company shall (and any dissenting member may) file a petition with the Court for a determination of the fair value of the shares of all dissenting members; and

(b)
the petition by the company shall be accompanied by a verified list containing the names and addresses of all members who have filed a notice under subsection (5) and with whom agreements as to the fair value of their shares have not been reached by the company.

(10)
A copy of any petition filed under subsection (9)(a) shall be served on the other party; and where a dissenting member has so filed, the company shall within ten days after such service file the verified list referred to in subsection (9)(b).

C-1

(11)
At the hearing of a petition, the Court shall determine the fair value of the shares of such dissenting members as it finds are involved, together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value.

(12)
Any member whose name appears on the list filed by the company under subsection (9)(b) or (10) and who the Court finds are involved may participate fully in all proceedings until the determination of fair value is reached.

(13)
The order of the Court resulting from proceeding on the petition shall be enforceable in such manner as other orders of the Court are enforced, whether the company is incorporated under the laws of the Islands or not.

(14)
The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances; and upon application of a member, the Court may order all or a portion of the expenses incurred by any member in connection with the proceeding, including reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares which are the subject of the proceeding.

(15)	Shares acquired by the company pursuant to this section shall be cancelled and, if they are shares of a surviving company, they shall be available for re-issue.

(16)
The enforcement by a member of his entitlement under this section shall exclude the enforcement by the member of any right to which he might otherwise be entitled by virtue of his holding shares, except that this section shall not exclude the right of the member to institute proceedings to obtain relief on the ground that the merger or consolidation is void or unlawful.

C-2

ANNEX D: Directors and Executive Officers of Each Filing Person

1.	Directors and Executive Officers of the Company

The Company is a company organized under the laws of the Cayman Islands with its principal business address at 21/F, Block D, The Place Tower, No.9 Guanghua Road, Chaoyang District, Beijing 100020, People’s Republic of China. The telephone number of the Company’s principal executive office is +86 (10) 5709 1100. The name, business address, present principal employment and citizenship of each director and executive officer of the Company are set forth below.

Name	Business Address	Present Principal Employment	Citizenship

Kuo Zhang	21/F, Block D, The Place Tower, No. 9 Guanghua Road, Chaoyang District, Beijing 100020, People’s Republic of China	Chairman of the Board of Directors	People’s Republic of China

Dongping Fei	21/F, Block D, The Place Tower, No. 9 Guanghua Road, Chaoyang District, Beijing 100020, People’s Republic of China	Director and Chief Executive Officer	People’s Republic of China

Kim Chuan (“Jackie”) Leong	22-B, Tower 5, Island Harbourview, 11 Hoi Fai Road, Tai Kok Tsui, Kowloon	Chief Financial Officer	Malaysia

Clement Kwong	Suite 2304, Tower B, Dawning Center,500 Hongbaoshi Road, Shanghai 201103, People’s Republic of China	Senior Vice President of Corporate Strategy	Canada

Bernard J. Tanenbaum III	333 Sandy Springs Circle, Suite 233, Atlanta, Georgia 30328, United States of America	Senior Vice President of Corporate Communications	United States of America

Hengyang Zhou	21/F, Block D, The Place Tower, No. 9 Guanghua Road, Chaoyang District, Beijing 100020, People’s Republic of China	Executive president of Beijing Funtalk Century Technology Group Company Limited	People’s Republic of China

Francis Kwok Cheong Wan	21/F, Block D, The Place Tower, No. 9 Guanghua Road, Chaoyang District, Beijing 100020, People’s Republic of China	Senior Vice President of Corporate Investor Relations	Canada

Michael Marks	21/F, Block D, The Place Tower, No. 9 Guanghua Road, Chaoyang District, Beijing 100020, People’s Republic of China	Director	United States of America

Alex Fan	Crestridge Consulting, Inc., 9660 Flair Drive, #330 El Monte, CA 91731, United States of America	Independent Director	United States of America

Andrew Ryan	1325 Avenue of the Americas, 7th Floor, New York, New York 10019, United States of America	Independent Director	United States of America

Linzhen Xie	11th Floor, Block B, Global Trading Center, No.36 North 3th Ring Road East, Dongcheng District, Beijing 100013, People’s Republic of China	Independent Director	People’s Republic of China

Mofang Li	No.29 Financial Street, Xicheng District, Beijing 100032, People’s Republic of China	Independent Director	People’s Republic of China

Hua Yang	Floor 17, Kaiwei Tower, Yabao Road, Chaoyang District, Beijing 100020, People’s Republic of China	Independent Director	People’s Republic of China

Mr. Clement Kwong is also a director of Long March Capital Limited, with its principal business address at Suite 2111, Orient Plaza Block E1, 1 Chang An Avenue, Beijing 100738, People’s Republic of China. Long March Capital Limited is principally engaged in investment. Mr. Clement Kwong has been a director of Long March Capital Limited since 2008.

During the last five (5) years, none of the Company, or any of our directors and executive officers has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

2.	Directors and Executive Officers of Parent

Parent is an exempted company with limited liability incorporated under the laws of the Cayman Islands with its registered office located at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands and its telephone number is +(345) 949 1040.

The name, business address, present principal employment and citizenship of each director of Parent are set forth below.

As of the date of this proxy statement, Parent did not have any executive officers.

Parent (Directors)

Name	Business Address	Present Principal Employment	Citizenship

Allan Liu	c/o ARCH Digital Holdings Ltd., 32/F, AIA Central, 1 Connaught Road, Central, Hong Kong	Managing Partner of ARC Capital Partners Limited	Hong Kong

Kuo Zhang	21/F, Block D, The Place Tower, No. 9 Guanghua Road, Chaoyang District, Beijing 100020, People’s Republic of China	Chairman of the Board of Directors of the Company	People’s Republic of China

Kam Yu Kong	48/F, Bank of China Tower, 1 Garden Road, Central, Hong Kong	Company Secretary and Qualified Accountant of Golden Meditech Holdings Limited	Hong Kong

Mr. Kam Yu Kong is also a director of Cordlife Limited, with its principal business address at Level 5, 190 Queen Street, Melbourne, VIC, Australia, 3000. Cordlife Limited is principally engaged in tissue and cord blood banking services. Mr. Kam Yu Kong has been a director of Cordlife Limited since 2007.

During the last five (5) years, none of Parent or any of its directors has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

3.	Directors and Executive Officers of Merger Sub

Merger Sub is an exempted company with limited liability incorporated under the laws of the Cayman Islands with its registered office located at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands and its telephone number as +(345) 949 1040.

The name, business address, present principal employment and citizenship of each director of Merger Sub are set forth below.

As of the date of this proxy statement, Merger Sub did not have any executive officers.

Merger Sub (Directors)

Name	Business Address	Present Principal Employment	Citizenship

Allan Liu	c/o ARCH Digital Holdings Ltd., 32/F, AIA Central, 1 Connaught Road, Central, Hong Kong	Managing Partner of ARC Capital Partners Limited	Hong Kong

Kuo Zhang	21/F, Block D, The Place Tower, No. 9 Guanghua Road, Chaoyang District, Beijing 100020, People’s Republic of China	Chairman of the Board of Directors of the Company	People’s Republic of China

Kam Yu Kong	48/F, Bank of China Tower, 1 Garden Road, Central, Hong Kong	Company Secretary and Qualified Accountant of Golden Meditech Holdings Limited	Hong Kong

Mr. Kam Yu Kong also is a director of Cordlife Limited, with its principal business address at Level 5, 190 Queen Street, Melbourne, VIC, Australia, 3000. Cordlife Limited is principally engaged in tissue and cord blood banking services. Mr. Kam Yu Kong has been a director of Cordlife Limited since 2007.

During the last five (5) years, none of Merger Sub or any of its directors has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

4.	Directors and Executive Officers of ARCH Digital Holdings Ltd., ARC Capital Holdings Limited and their controlling persons

ARCH Digital Holdings Ltd. is a corporation organized under the laws of the British Virgin Islands with its principal business address at c/o 32/F, AIA Central, 1 Connaught Road, Central, Hong Kong. The telephone number of ARCH Digital Holdings’s principal executive office is +(852) 3719 6300. ARCH Digital Holdings Ltd. is principally engaged in investment.

The name, business address, present principal employment and citizenship of each director of ARCH Digital Holdings Ltd. is set forth below.

As of the date of this proxy statement, ARCH Digital Holdings Ltd. did not have any executive officers.

ARCH Digital Holdings Ltd. (Directors)

Name	Business Address	Present Principal Employment	Citizenship

Rachel Chiang	c/o ARCH Digital Holdings Ltd., 32/F, AIA Central, 1 Connaught Road, Central, Hong Kong	Managing Partner of ARC Capital Partners Limited	Hong Kong

Clement Kwong	Suite 2304 Dawning Center Tower B 500 Hongbaoshi Road, Shanghai 201103, People’s Republic of China	Senior Vice President of Corporate Strategy of the Company	Canada

ARCH Digital Holdings Ltd. is wholly owned and controlled by ARC Capital Holdings Limited. ARC Capital Holdings Limited is a corporation organized under the laws of the Cayman Islands with its principal business address at c/o ARCH Digital Holdings Ltd., 32/F, AIA Central, 1 Connaught Road, Central, Hong Kong. The telephone number of ARC Capital Holdings Limited’s principal executive office is +(852) 3719 6300. ARC Capital Holdings Limited is principally engaged in investment.

The name, business address, present principal employment and citizenship of each director of ARC Capital Holdings Limited is set forth below.

As of the date of this proxy statement, ARC Capital Holdings Limited did not have any executive officers.

ARC Capital Holdings Limited (Directors)

Name	Business Address	Present Principal Employment	Citizenship

Steven Feniger	Unit 405, 4/F, Mirror Tower, 61 Mody Road, Tsimshatsui East, Hong Kong	Chairman of Apparel Group (HK) Ltd.	United Kingdom

Chris Gradel	c/o 15/F, AIA Central, 1 Connaught Road, Central, Hong Kong	Managing Partner of Pacific Alliance Group	United Kingdom

Guy Heald	N/A (retired)	N/A (retired)	United Kingdom

Allan Liu	c/o ARCH Digital Holdings Ltd., 32/F, AIA Central, 1 Connaught Road, Central, Hong Kong	Managing Partner of ARC Capital Partners Limited	Hong Kong

Helen Wong	10/F Silver Fortune Plaza, 1 Wellington Street, Central, Hong Kong	Chief Executive Office of Lapis Global Limited	Hong Kong

ARC Capital Holdings Limited is a closed-end fund that is admitted to trading on the AIM market of the London Stock Exchange plc and managed by ARC Capital Partners Limited. ARC Capital Partners Limited is a corporation organized under the laws of the Cayman Islands with its principal business address at c/o ARCH Digital Holdings Ltd., 32/F, AIA Central, 1 Connaught Road, Central, Hong Kong. The telephone number of ARC Capital Partners’s principal executive office is +(852) 3719 6300. ARC Capital Partners Limited is principally engaged in investment.

The name, business address, present principal employment and citizenship of each executive officer of ARC Capital Partners Limited is set forth below.

ARC Capital Partners Limited (Executive Officers)

Name	Business Address	Present Principal Employment	Citizenship

Allan Liu	c/o ARCH Digital Holdings Ltd., 32/F, AIA Central, 1 Connaught Road, Central, Hong Kong	Managing Partner of ARC Capital Partners Limited	Hong Kong

Rachel Chiang	c/o ARCH Digital Holdings Ltd., 32/F, AIA Central, 1 Connaught Road, Central, Hong Kong	Managing Partner of ARC Capital Partners Limited	Hong Kong

The sole director of ARC Capital Partners Limited is Pacific Alliance Equity Partners Limited. Pacific Alliance Equity Partners Limited is a corporation organized under the laws of the British Virgin Islands with its principal business address at c/o Commence Chambers, PO Box 2208, Road Town, Tortola, British Virgin Islands. The telephone number of Pacific Alliance Equity Partners Limited’s principal executive office is +(284) 494 2873. Pacific Alliance Equity Partners Limited is principally engaged in investment holdings.

The name, business address, present principal employment and citizenship of each director of Pacific Alliance Equity Partners Limited are set forth below.

As of the date of this proxy statement, Pacific Alliance Equity Partners Limited did not have any executive officers.

Pacific Alliance Equity Partners Limited (Directors)

Name	Business Address	Present Principal Employment	Citizenship

Rachel Chiang	c/o ARCH Digital Holdings Ltd., 32/F, AIA Central, 1 Connaught Road, Central, Hong Kong	Managing Partner of ARC Capital Partners Limited	Hong Kong

Allan Liu	c/o ARCH Digital Holdings Ltd., 32/F, AIA Central, 1 Connaught Road, Central, Hong Kong	Managing Partner of ARC Capital Partners Limited	Hong Kong

Chris Gradel	c/o 15/F, AIA Central, 1 Connaught Road, Central, Hong Kong	Managing Partner of Pacific Alliance Group	United Kingdom

Jon Lewis	c/o 15/F, AIA Central, 1 Connaught Road, Central, Hong Kong	Group General Counsel of Pacific Alliance Group	United States of America

Pacific Alliance Equity Partners Limited is a subsidiary of Pacific Alliance Investment Management Limited. Pacific Alliance Investment Management Limited is a corporation organized under the laws of the Cayman Islands, with its principal business address at c/o PO Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman, KY1-1106, Cayman Islands. The telephone number of Pacific Alliance Investment Management Limited’s principal executive office is +(345) 949 0699 . Pacific Alliance Investment Management Limited is principally engaged in providing services as an investment manager.

As of the date of this proxy statement, Pacific Alliance Investment Management Limited did not have any executive officers. The sole director of Pacific Alliance Investment Management Limited is Pacific Alliance Group Limited. Pacific Alliance Group Limited’s controlling shareholder is Pacific Alliance Group Holdings Limited. Descriptions of Pacific Alliance Group Limited and Pacific Alliance Group Holdings Limited are provided under the section “Directors and Executive Officers of PAG Asia I LP and its controlling persons” below and incorporated herein by reference.

Ms. Rachel Chiang is also a director of each of HNA Airport Holdings (Group) Company Limited, UCCAL Holdings Limited, Sands China Limited and Goodbaby International Holdings Limited. The principal business addresses of HNA Airport Holdings (Group) Company Limited, UCCAL Holdings Limited, Sands China Limited and Goodbaby International Holdings Limited are (i) Haihang Development Building, No. 29 Haixiu Road, Haikou City, Hainan 570206, People’s Republic of China, (ii) 899 Gumeixi Road, Lane 2, Minhang District, Shanghai 201100, People’s Republic of China, (iii) Estrada da Baía de N. Senhora da Esperança, s/n, Taipa, Macau and (iv) c/o Cricket Square Hutchins Drive, PO Box 2681, George Town, Grand Cayman KY1-1111, Cayman Islands, respectively. HNA Airport Holdings (Group) Company Limited, UCCAL Holdings Limited, Sands China Limited and Goodbaby International Holdings Limited are principally engaged in (i) investment holdings, (ii) investment holdings, (iii) casino gambling and (iv) consumer goods and is a listed company on the Hong Kong Stock Exchange, respectively. Ms. Rachel Chiang was a director of HNA Airport Holdings (Group) Company Limited from 2007 to 2011 and a director of UCCAL Holdings Limited from 2007 to 2009. Ms. Rachel Chiang has been a director of Sands China Limited since 2009 and a director of Goodbaby International Holdings Limited since 2010.

Mr. Clement Kwong is also a director of Long March Capital Limited, with its principal business address at Suite 2111, Orient Plaza Block E1, 1 Chang An Avenue, Beijing 100738, People’s Republic of China. Long March Capital Limited is principally engaged in investment. Mr. Clement Kwong has been a director of Long March Capital Limited since 2008.

Mr. Steven Feniger also is a non-executive director of Item Industries Ltd. and an independent non-executive director of Computime Group Ltd. The principal business addresses of Item Industries Ltd. and Computime Group Ltd. are (i) 27/F, Yan’s Tower, 27 Wong Chuk Hang Road, Hong Kong and (ii) 17/F, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong, respectively. Item Industries Ltd. and Computime Group Ltd. are principally engaged in (i) plastics manufacturing and (ii) electronics manufacturing, respectively. Mr. Steven Feniger has been a non-executive director of Item Industries Ltd. since 2007 and an independent non-executive director of Computime Group Ltd. since 2006.

Mr. Chris Gradel also is a director of Goodbaby International Holdings Limited, with its principal business address at c/o Cricket Square Hutchins Drive, PO Box 2681, George Town, Grand Cayman KY1-1111, Cayman Islands.  Goodbaby International Holdings Limited is principally engaged in consumer goods and is a listed company on the Hong Kong Stock Exchange. Mr. Chris Gradel has been a director of Goodbaby International Holdings Limited since 2006.

Ms. Helen Wong is also a director of Frasers Property (China) Limited and a director of Vision Investment Management Limited. The principal business addresses of  Frasers Property (China) Limited and Vision Investment Management Limited are (i) Suite 2806-10 Tower Two, Times Square, Causeway Bay, Hong Kong and (ii) 100 Queen's Road Central, Central, Hong Kong, respectively.  Frasers Property (China) Limited and Vision Investment Management Limited  are principally engaged in (i) property development and (ii) asset management, respectively. Ms. Helen Wong has been a director of Frasers Property (China) Limited since 2011 and a director of Vision Investment Management Limited since 2008.

During the last five (5) years, none of ARCH Digital Holdings Ltd., ARC Capital Holdings Limited, ARC Capital Partners Limited, Pacific Alliance Equity Partners Limited, Pacific Alliance Investment Management Limited, Pacific Alliance Group Limited and Pacific Alliance Group Holdings Limited or any of their respective directors or executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

5.	Directors and Executive Officers of GM Investment Company Limited and Golden Meditech Holdings Limited

GM Investment Company Limited is a corporation organized under the laws of Hong Kong with its principal business address at 48/F, Bank of China Tower, 1 Garden Road, Central, Hong Kong. The telephone number of GM Investment Company Limited’s principal executive office is +(852) 3605 8180. GM Investment Company Limited is principally engaged in investment holdings.

GM Investment Company Limited is wholly owned and controlled by Golden Meditech Holdings Limited. Golden Meditech Holdings Limited is a corporation organized under the laws of the Cayman Islands with its principal business address at 48/F, Bank of China Tower, 1 Garden Road, Central, Hong Kong. The telephone number of Golden Meditech Holdings Limited’s principal executive office is +(852) 3605 8180. Golden Meditech Holdings Limited is principally engaged in the provision of healthcare services and the development, manufacture and sale of medical devices and natural herbal medicines.

The name, business address, present principal employment and citizenship of each director and/or executive officer of Golden Meditech Holdings Limited and GM Investment Company Limited are set forth below.

Golden Meditech Holdings Limited (Executive Officers)

Name	Business Address	Present Principal Employment	Citizenship

Yuen Kam	48/F, Bank of China Tower, 1 Garden Road, Central, Hong Kong	Chairman of the Board of Directors of Golden Meditech Holdings Limited	Hong Kong

Kam Yu Kong	48/F, Bank of China Tower, 1 Garden Road, Central, Hong Kong	Company Secretary and Qualified Accountant of Golden Meditech Holdings Limited	Hong Kong

Tian Long Lu	48/F, Bank of China Tower, 1 Garden Road, Central, Hong Kong	Executive director of Golden Meditech Holdings Limited	People’s Republic of China

Lu Jin	48/F, Bank of China Tower, 1 Garden Road, Central, Hong Kong	Executive director of Golden Meditech Holdings Limited	People’s Republic of China

Ting Zheng	48/F, Bank of China Tower, 1 Garden Road, Central, Hong Kong	Executive director of Golden Meditech Holdings Limited	People’s Republic of China

Golden Meditech Holdings Limited (Directors)

Name	Business Address	Present Principal Employment	Citizenship

Yuen Kam	48/F, Bank of China Tower, 1 Garden Road, Central, Hong Kong	Chairman of the Board of Directors of Golden Meditech Holdings Limited	Hong Kong

Tian Long Lu	48/F, Bank of China Tower, 1 Garden Road, Central, Hong Kong	Executive director of Golden Meditech Holdings Limited	People’s Republic of China

Lu Jin	48/F, Bank of China Tower, 1 Garden Road, Central, Hong Kong	Executive director of Golden Meditech Holdings Limited	People’s Republic of China

Ting Zheng	48/F, Bank of China Tower, 1 Garden Road, Central, Hong Kong	Executive director of Golden Meditech Holdings Limited	People’s Republic of China

Zong Ze Gao	48/F, Bank of China Tower, 1 Garden Road, Central, Hong Kong	Independent, non-executive director of Golden Meditech Holdings Limited	People’s Republic of China

Gang Cao	48/F, Bank of China Tower, 1 Garden Road, Central, Hong Kong	Independent, non-executive director of Golden Meditech Holdings Limited	People’s Republic of China

Qiao Gu	48/F, Bank of China Tower, 1 Garden Road, Central, Hong Kong	Independent, non-executive director of Golden Meditech Holdings Limited	Germany

As of the date of this proxy statement, GM Investment Company Limited did not have any executive officers.

GM Investment Company Limited (Directors)

Name	Business Address	Present Principal Employment	Citizenship

Yuen Kam	48/F, Bank of China Tower, 1 Garden Road, Central, Hong Kong	Chairman of the Board of Directors of Golden Meditech Holdings Limited	Hong Kong

Kam Yu Kong	48/F, Bank of China Tower, 1 Garden Road, Central, Hong Kong	Company Secretary and Qualified Accountant of Golden Meditech Holdings Limited	Hong Kong

Mr. Yuen Kam is also the chairman and director of Cordlife Limited, with its principal business address at Level 5, 190 Queen Street, Melbourne, VIC, Australia, 3000. Cordlife Limited is principally engaged in tissue and cord blood banking services. Mr. Yuen Kam has been the chairman of Cordlife Limited since 2009 and a director of Cordlife Limited since 2007.

Mr. Kam Yu Kong is also a director of Cordlife Limited, with its principal business address at Level 5, 190 Queen Street, Melbourne, VIC, Australia, 3000. Cordlife Limited is principally engaged in tissue and cord blood banking services. Mr. Kam Yu Kong has been a director of Cordlife Limited since 2007.

Ms. Ting Zheng is also the chairman and director of China Cord Blood Corporation, with its principal business address at 48/F, Bank of China Tower, 1 Garden Road, Central, Hong Kong. China Cord Blood Corporation is principally engaged in cord blood banking services. Ms. Ting Zheng has been the chairman of China Cord Blood Corporations since 2009.

During the last five (5) years, none of Golden Meditech Holdings Limited and GM Investment Company Limited or any of its directors and/or executive officers, as applicable, have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

6.	Directors and Executive Officers of Sinowill Holdings Limited

Sinowill Holdings Limited  is a corporation organized under the laws of the British Virgin Islands with its principal business address at 21/F, Block D, The Place Tower, No. 9 Guanghua Road, Chaoyang District, Beijing 100020, People’s Republic of China. The telephone number of Sinowill Holdings Limited’s principal executive office is +(86) 10 5709 1166. Sinowill Holdings Limited is principally engaged in investment holdings.

Sinowill Holdings Limited is wholly owned by Ms. Nana Gong and controlled by her husband, Mr. Kuo Zhang. Ms. Nana Gong’s principal business address is 21/F, Block D, The Place Tower, No.9 Guanghua Road, Chaoyang District, Beijing 100020, People’s Republic of China. The telephone number of Ms. Nana Gong’s principal executive office is +(86) 10 5709 1166.  Ms. Nana Gong is a citizen of the People’s Republic of China. Ms. Nana Gong’s principal occupation or employment is acting as an executive director of Heyi Diancang Beijing Culture Communication Co., Ltd. Mr. Kuo Zhang’s principal business address is 21/F, Block D, The Place Tower, No.9 Guanghua Road, Chaoyang District, Beijing 100020, People’s Republic of China. The telephone number of Mr. Kuo Zhang’s principal executive office is +(86) 10 5709 1166. Mr. Kuo Zhang is a citizen of the People’s Republic of China. Mr. Kuo Zhang’s principal occupation or employment is acting as the chairman of the board of directors of the Company.

The name, business address, present principal employment and citizenship of each director of Sinowill Holdings Limited are set forth below.

As of the date of this proxy statement, Sinowill Holdings Limited did not have any executive officers.

Sinowill Holdings Limited (Directors)

Name	Business Address	Present Principal Employment	Citizenship

Nana Gong	21/F, Block D, The Place Tower, No. 9 Guanghua Road, Chaoyang District, Beijing 100020, People’s Republic of China	Executive Director of Heyi Diancang Beijing Culture Communication Co., Ltd.	People’s Republic of China

Ms. Nana Gong is also the executive director of Beijing Ruizhi Jiye Investment Co., Ltd., with its principal business address at Room #4-3A, 3/F, Chang’An Xingrong Center, No. 1 Naoshikou Street, Xicheng District, Beijing 100031, People’s Republic of China. Beijing Ruizhi Jiye Investment Co., Ltd. is principally engaged in providing consulting services. Ms. Nana Gong has been the executive director of Beijing Ruizhi Jiye Investment Co., Ltd. since 2001.

During the last five (5) years, neither Sinowill Holdings Limited nor Ms. Nana Gong has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

7.	Directors and Executive Officers of Huge Harvest Enterprises Limited

Huge Harvest Enterprises Limited is a corporation organized under the laws of the British Virgin Islands with its principal business address at 21/F, Block D, The Place Tower, No. 9 Guanghua Road, Chaoyang District, Beijing 100020, People’s Republic of China. The telephone number of Huge Harvest Enterprises Limited’s principal executive office is +(86) 10 5709 1198. Huge Harvest Enterprises Limited is principally engaged in investment holdings.

Huge Harvest Enterprises Limited is wholly owned by Mr. Dongping Fei. Mr. Dongping Fei’s principal business address is 21/F, Block D, The Place Tower, No.9 Guanghua Road, Chaoyang District, Beijing 100020, People’s Republic of China. The telephone number of Mr. Dongping Fei’s principal executive office is +(86) 10 5709 1198. Mr. Dongping Fei is a citizen of the People’s Republic of China. Mr. Dongping Fei’s principal occupation or employment is acting as the chief executive officer of the Company.

The name, business address, present principal employment and citizenship of each director of Huge Harvest Enterprises Limited are set forth below.

As of the date of this proxy statement, Huge Harvest Enterprises Limited did not have any executive officers.

Huge Harvest Enterprises Limited (Directors)

Name	Business Address	Present Principal Employment	Citizenship

Dongping Fei	21/F, Block D, The Place Tower, No. 9 Guanghua Road, Chaoyang District, Beijing 100020, People’s Republic of China	Director and Chief Executive Officer of the Company	People’s Republic of China

During the last five (5) years, neither Huge Harvest Enterprises Limited nor Mr. Dongping Fei has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

8.	Directors and Executive Officers of Kingstate Group Limited

Kingstate Group Limited  is a corporation organized under the laws of the British Virgin Islands with its principal business address at 21/F, Block D, The Place Tower, No. 9 Guanghua Road, Chaoyang District, Beijing 100020, People’s Republic of China. The telephone number of Kingstate Group Limited’s principal executive office is +(86) 10 5709 1688. Kingstate Group Limited  is principally engaged in investment holdings.

Kingstate Group Limited is wholly owned by Mr. Hengyang Zhou. Mr. Hengyang Zhou’s principal business address is 21/F, Block D, The Place Tower, No.9 Guanghua Road, Chaoyang District, Beijing 100020, People’s Republic of China. The telephone number of Mr. Hengyang Zhou’s principal executive office is +(86) 10 5709 1688. Mr. Hengyang Zhou is a citizen of the People’s Republic of China. Mr. Hengyang Zhou’s principal occupation or employment is acting as the executive president of Beijing Funtalk Century Technology Group Company Limited, an indirect wholly owned subsidiary of the Company.

The name, business address, present principal employment and citizenship of each director of Kingstate Group Limited are set forth below.

As of the date of this proxy statement, Kingstate Group Limited did not have any executive officers.

Kingstate Group Limited (Directors)

Name	Business Address	Present Principal Employment	Citizenship

Hengyang Zhou	21/F, Block D, The Place Tower, No. 9 Guanghua Road, Chaoyang District, Beijing 100020, People’s Republic of China	Executive President of Beijing Beijing Funtalk Century Technology Group Limited	People’s Republic of China

During the last five (5) years, neither Kingstate Group Limited nor Mr. Hengyang Zhou has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

9.	Directors and Executive Officers of Trend Focus Limited

Trend Focus Limited is a corporation organized under the laws of the British Virgin Islands with its principal business address at 21/F, Block D, The Place Tower, No. 9 Guanghua Road, Chaoyang District, Beijing 100020, People’s Republic of China. The telephone number of Trend Focus Limited’s principal executive office is +(86) 10 5709 1177. Trend Focus Limited is principally engaged in investment holdings.

Trend Focus Limited is wholly owned by Mr. Francis Kwok Cheong Wan. Mr. Francis Kwok Cheong Wan’s principal business address is 21/F, Block D, The Place Tower, No.9 Guanghua Road, Chaoyang District, Beijing 100020, People’s Republic of China. The telephone number of Mr. Francis Kwok Cheong Wan’s principal executive office is +(86) 10 5709 1177. Mr. Francis Kwok Cheong Wan is a citizen of Canada. Mr. Francis Kwok Cheong Wan’s principal occupation or employment is acting as the senior vice president of corporate investor relations of the Company.

The name, business address, present principal employment and citizenship of each director of Trend Focus Limited are set forth below.

As of the date of this proxy statement, Trend Focus Limited did not have any executive officers.

Trend Focus Limited (Directors)

Name	Business Address	Present Principal Employment	Citizenship

Francis Kwok Cheong Wan	21/F, Block D, The Place Tower, No. 9 Guanghua Road, Chaoyang District, Beijing 100020, People’s Republic of China	Senior Vice President of Corporate Investor Relations of the Company	Canada

During the last five (5) years, neither Trend Focus Limited nor Mr. Francis Kwok Cheong Wan has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

10.	Directors and Executive Officers of Capital Ally Investments Limited

Capital Ally Investments Limited is a corporation organized under the laws of the British Virgin Islands with its principal business address at 21/F, Block D, The Place Tower, No.9 Guanghua Road, Chaoyang District, Beijing 100020, People’s Republic of China. The telephone number of Capital Ally Investments Limited’s principal executive office is +(86) 10 5709 1166. Capital Ally Investments Limited is principally engaged in investment holdings.

Capital Ally Investments Limited is 50% owned and controlled by each of (i) GM Investment Company Limited and (ii) Style Technology Development Limited, a corporation organized under the laws of Hong Kong with its principal business address at  21/F, Block D, The Place Tower, No.9 Guanghua Road, Chaoyang District, Beijing 100020, People’s Republic of China. The telephone number of  Style Technology Development Limited’s  principal executive office is +(86) 10 5709 1166. Style Technology Development Limited is principally engaged in investment holdings. GM Investment Company Limited is wholly owned by Golden Meditech Holdings Limited. Style Technology Development Limited is owned 64% by Ms. Nana Gong and Mr. Kuo Zhang through Sinowill Holdings Limited, 16% by Mr. Dongping Fei through Huge Harvest Enterprises Limited, 16% by Mr. Hengyang Zhou through Kingstate Group Limited and 4% by Mr. Francis Kwok Cheong Wan through Trend Focus Limited. The descriptions of each of GM Investment Company Limited, Golden Meditech Holdings Limited, Sinowill Holdings Limited, Ms. Nana Gong, Mr. Kuo Zhang, Huge Harvest Enterprises Limited, Mr. Dongping Fei, Kingstate Group Limited, Mr. Hengyang Zhou, Trend Focus Limited and Mr. Francis Kwok Cheong Wan above are herein incorporated by reference.

The name, business address, present principal employment and citizenship of each director of Capital Ally Investments Limited are set forth below.

As of the date of this proxy statement, Capital Ally Investments Limited did not have any executive officers.

Capital Ally Investments Limited (Directors)
Name	Business Address	Present Principal Employment	Citizenship
Dongping Fei	21/F, Block D, The Place Tower, No. 9 Guanghua Road, Chaoyang District, Beijing 100020, People’s Republic of China	Director and Chief Executive Officer of the Company	People’s Republic of China

Yuen Kam	48/F, Bank of China Tower, 1 Garden Road, Central, Hong Kong	Chairman of the Board of Directors of Golden Meditech Holdings Limited	Hong Kong

Kam Yu Kong	48/F, Bank of China Tower, 1 Garden Road, Central, Hong Kong	Company Secretary and Qualified Accountant of Golden Meditech Holdings Limited	Hong Kong

Kuo Zhang	21/F, Block D, The Place Tower, No. 9 Guanghua Road, Chaoyang District, Beijing 100020, People’s Republic of China	Chairman of the Board of Directors of the Company	People’s Republic of China

Mr. Yuen Kam is also the chairman and director of Cordlife Limited, with its principal business address at Level 5, 190 Queen Street, Melbourne, VIC, Australia, 3000. Cordlife Limited is principally engaged in tissue and cord blood banking services. Mr. Yuen Kam has been the chairman of Cordlife Limited since 2009 and a director of Cordlife Limited since 2007.

Mr. Kam Yu Kong is also a director of Cordlife Limited, with its principal business address at Level 5, 190 Queen Street, Melbourne, VIC, Australia, 3000. Cordlife Limited is principally engaged in tissue and cord blood banking services. Mr. Kam Yu Kong has been a director of Cordlife Limited since 2007.

During the last five (5) years, none of Capital Ally Investments Limited or any of its directors has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

11.	Directors and Executive Officers of PAG Asia I LP and its controlling persons

PAG Asia I LP is a limited partnership formed under the laws of the Cayman Islands and was formed for the purpose of making investments in industry-leading businesses in Asia. PAG Asia Capital GP I Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, was formed for the sole purpose of acting as the general partner of PAG Asia I LP and makes, manages and disposes of investments on behalf of PAG Asia I LP. PAG Asia I LP currently anticipates that it may use a Hong Kong tax resident entity to fund and/or hold its investment in Parent, either before or after the completion of the merger.

PAG Asia Capital Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, is the sole shareholder of PAG Asia Capital GP I Limited and serves as the investment manager of PAG Capital GP I Limited. PAG Capital Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, is the sole shareholder of PAG Asia Capital Limited and is a holding company. Pacific Alliance Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, is the sole shareholder of PAG Capital Limited and is a holding company. Pacific Alliance Group Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, is the controlling shareholder of Pacific Alliance Group Limited and is a holding company.

The business address of each of PAG Asia I LP, PAG Asia Capital GP I Limited and PAG Asia Capital Limited is 32/F, AIA Central, 1 Connaught Road, Central, Hong Kong, and the telephone number is +(852) 3719 6300. The business address of each of PAG Capital Limited, Pacific Alliance Group Limited and Pacific Alliance Group Holdings Limited is c/o PO Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman, KY-1-1106, Cayman Islands and the telephone number is +(345) 949 0699.

The names, business addresses and the present principal employment and citizenship of each, controlling person, director and executive officer of each of PAG Asia Capital GP1 Limited, PAG Asia Capital Limited, PAG Capital Limited, Pacific Alliance Group Limited and Pacific Alliance Group Holdings Limited are set forth below.

As of the date of this proxy statement, PAG Asia Capital GP I Limited did not have any executive officers.

PAG Asia Capital GP I Limited (Directors)

Name	Business Address	Present Principal Employment	Citizenship

PAG Asia Capital Limited	c/o PO Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman, KY1-1106, Cayman Islands	Not applicable	Not applicable

As of the date of this proxy statement, PAG Asia Capital Limited did not have any executive officers.

PAG Asia Capital Limited (Directors)

Name	Business Address	Present Principal Employment	Citizenship

PAG Capital Limited	c/o PO Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman, KY1-1106, Cayman Islands	Not applicable	Not applicable

As of the date of this proxy statement, PAG Capital Limited did not have any executive officers.

PAG Capital Limited (Directors)

Name	Business Address	Present Principal Employment	Citizenship

Pacific Alliance Group Limited	c/o PO Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman, KY1-1106, Cayman Islands	Not applicable	Not applicable

As of the date of this proxy statement, Pacific Alliance Group Limited did not have any executive officers.

Pacific Alliance Group Limited (Directors)

Name	Business Address	Present Principal Employment and Five Year Employment History (if applicable)	Citizenship

Chris Gradel	c/o 15/F, AIA Central, 1 Connaught Road, Central, Hong Kong	Managing Partner of Pacific Alliance Group (from 2002 to present)	United Kingdom

Jon Lewis	c/o 15/F, AIA Central, 1 Connaught Road, Central, Hong Kong	Group General Counsel of Pacific Alliance Group (from 2006 to present)	United States of America

Derek Crane	c/o 15/F, AIA Central, 1 Connaught Road, Central, Hong Kong	Group Chief Operating Officer of Pacific Alliance Group (from 2007 to present)	United Kingdom

Chief Financial Officer (Asia) of ICAP PLC (Hong Kong) (from 2006 to 2007)

As of the date of this proxy statement, Pacific Alliance Group Holdings Limited did not have any executive officers.

Pacific Alliance Group Holdings Limited (Directors)

Name	Business Address	Present Principal Employment and Five Year Employment History (if applicable)	Citizenship

Richard Blum	909 Montgomery Street, Suite 400, San Francisco, CA 94133, United States of America	Founder Member and Chairman of Blum Capital Partners L.P. (from 1975 to present)	United States of America

Derek Crane	c/o 15/F, AIA Central, 1 Connaught Road, Central, Hong Kong	Group Chief Operating Officer of Pacific Alliance Group (from 2007 to present) Chief Financial Officer (Asia) of ICAP PLC (Hong Kong) (from 2006 to 2007)	United Kingdom

Chris Gradel	c/o 15/F, AIA Central, 1 Connaught Road, Central, Hong Kong	Managing Partner of Pacific Alliance Group (From 2002 to present)	United Kingdom

Jon Lewis	c/o 15/F, AIA Central, 1 Connaught Road ,Central, Hong Kong	Group General Counsel of Pacific Alliance Group (from 2006 to present)	United States of America

Anthony Miller	c/o 33 /F, Shiroyama Trust Tower 4-3-1, Toranomon, Minato-ku, Tokyo 105-6033 Japan
Director of Pacific Alliance Asia Opportunity Fund Limited (from 2006 to 2009)

Director of Secured Capital Japan Co., Ltd. and SCJ Investment Management Co. Ltd.; Senior Advisor of Ramius LLC, Ramius Asia Ltd, and Ramius Japan Ltd.; Partner of Pacific Alliance Group and CEO of Pacific Alliance Japan Limited (from 2009 to present)
United States of America

Weijian Shan	c/o 32/F, AIA Central, 1 Connaught Road, Central, Hong Kong	Chief Executive Officer of Pacific Alliance Group (from 2010 to present) Partner of TPG Capital, Ltd. (from 1998 to 2010)	Hong Kong

Jane Su	909 Montgomery Street, Suite 400, San Francisco, CA 94133, United States of America	Partner of Blum Capital Partners L.P. (from 2002 to present)	United States of America

Jon-Paul Toppino	1-1-11-101 Minami Azabu, Minato-ku, Tokyo 106-0047 Japan
Operating Officer of Secured Capital Japan Co., Ltd. (From 2002 to 2004)

Representative Director of SCJ Investment Management Co., Ltd. (From 2004 to 2008)

Representative Director, Chief Investment Officer, and Managing Director of Property Acquisition & Asset Management Division of SCJ Investment Management Co., Ltd. (from 2008 to 2011)

Chief Investment Officer, and Managing Director of Property Acquisition & Asset Management Division of SCJ Investment Management Co., Ltd. (from 2011 to present)
United States of America

Mr. Chris Gradel also is a director of Goodbaby International Holdings Limited, with its principal business address at c/o Cricket Square Hutchins Drive, PO Box 2681, George Town, Grand Cayman KY1-1111, Cayman Islands. Goodbaby International Holdings Limited is principally engaged in consumer goods and is a listed company on the Hong Kong Stock Exchange. Mr. Chris Gradel has been a director of Goodbaby International Holdings Limited since 2006.

During the last five (5) years, none of PAG Asia I LP, PAG Asia Capital GP I Limited, PAG Asia Capital Limited, PAG Capital Limited, Pacific Alliance Group Limited and Pacific Alliance Group Holdings Limited or any of their respective directors or executive officers, as applicable, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

FORM OF PROXY CARD – SHAREHOLDERS ONLY
FUNTALK CHINA HOLDINGS LIMITED

FOR USE AT THE EXTRAORDINARY GENERAL MEETING ("EGM")

TO BE HELD ON [•], 2011 (OR AT ANY POSTPONEMENT OR ADJOURNMENT THEREOF)

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED

For use at the EGM (or at any postponement or adjournment thereof) of the holders of ordinary shares of $0.001 each in the capital of Funtalk China Holdings Limited (the "Company")

I/We1, _________________________________________________________________________________________

of ____________________________________________________________________________________________

being the registered holder(s) of ordinary shares of $0.001 each in the capital of the Company, HEREBY APPOINT the Chairman of the EGM or2 ______________________________________________________________________

of ____________________________________________________________________________________________ as my/our proxy to attend and act for me/us and on my/our behalf at the EGM (or at any postponement or adjournment thereof) to be held at 21/F, Block D, The Place Tower, No. 9 Guanghua Road, Chaoyang District, Beijing 100020, People’s Republic of China on ____________2011 at ___________ a.m./p.m (local time in Beijing) for the purpose of considering and, if thought fit, approving the agreement and plan of merger dated as of May 31, 2011, between Fortress Group Limited, Fortress Merger Sub Limited and the Company and any and all transactions contemplated thereby, as referred to in the Notice convening the EGM dated [•], and at such EGM (or at any postponement or adjournment thereof) to vote for me/us and in my/our name(s) in the following manner:

Yes3	No3	Abstain3

1. To adopt the agreement and plan of merger, dated as of May 31, 2011 (the “merger agreement”), by and among Funtalk China Holdings Limited, Fortress Group Limited and Fortress Merger Sub Limited as it may be amended from time to time, and approve the transactions contemplated by the merger agreement, including the merger.
□	□	□

2. To approve any motion to adjourn or postpone the EGM in order to allow the Company to solicit additional proxies in favor of the approval of the merger and the approval and adoption of the merger agreement in the event that there are insufficient proxies received to pass the special resolution during the EGM
□	□	□

Dated this ____________ day of _________________ 2011 Signature(s)4__________________________________

Notes:

1.	Full name(s) and addresses to be inserted in BLOCK CAPITALS.

2.
If no name is inserted, a shareholder is deemed to have nominated the chairman of the EGM as proxy. If any proxy other than the Chairman of the EGM is preferred, please strike out the words "the Chairman of the EGM or" and insert the name and address of your proxy desired in the space provided. You are entitled to appoint one or more proxies (who must be an individual) to attend and vote in your stead. Your proxy need not be a member of the Company but must attend the EGM in person to represent you. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

3.
The Board of Directors recommends you vote FOR the proposals. IMPORTANT: IF YOU WISH TO IN FAVOUR OF THE PROPOSALS, TICK THE BOX MARKED "Yes". IF YOU WISH TO VOTE AGAINST THE PROPOSALS, TICK THE BOX MARKED "No". IF YOU WISH TO ABSTAIN FROM VOTING IN RELATION TO THE PROPOSALS, TICK THE BOX MARKED "Abstain". Shares represented by this proxy will be voted as directed by the shareholder. If no such directions are indicated, the Proxies will have discretion to vote as they determine. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the EGM or any postponement or adjournment thereof.

4.
This form of proxy must be signed by you or your duly authorized attorney in writing or in the case of a corporation, either under its common seal or under the hand of an officer, attorney or other person duly authorized. If a corporation or partnership, please set out the full corporate or partnership name and the full title of any authorized person signing on the corporation or partnership's behalf. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign.

5.
In order to be valid, this form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be returned in the postage paid envelope we have provided or returned addressed to Funtalk China Holdings Limited, 21/F, Block D, The Place Tower, No.9 Guanghua Road, Chaoyang District, Beijing 100020, People’s Republic of China as soon as possible and in any event not later than __________, 2011 (or such later time and date as may be announced). In default this form of proxy shall not be treated as valid, provided always that the Chairman of the EGM may at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. Completion and delivery of this form of proxy will not preclude you from attending the EGM and voting in person at the EGM if you so wish, but in the event of your attending the EGM and voting at the EGM after having lodged this form of proxy, this form of proxy will be deemed to have been revoked.

6.
Where there are joint registered holders of any share(s) in the Company, any one of such joint holders may vote at the EGM, either personally, or by proxy, in respect of such share(s) as if he were solely entitled thereto; but if more than one of such joint holders are present at the EGM, either personally or by proxy, the vote of the senior holder who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the register of members of the Company.